As filed with the Securities and Exchange Commission on April 10, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6035	11-3209278
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1979 Marcus Avenue, Suite E140

Lake Success, New York 11042

(718) 961-5400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Mr. John R. Buran

President and Chief Executive Officer

Flushing Financial Corporation

1979 Marcus Avenue, Suite E140

Lake Success, New York 11042

(718) 961-5400

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

Douglas J. McClintock, Esq.	Alan Schick, Esq.
Thacher Proffitt & Wood LLP	Luse Gorman Pomerenk & Schick, P.C.
Two World Financial Center	5335 Wisconsin Avenue, N.W., Suite 400
New York, New York 10281	Washington D.C. 20015
(212) 912-7400	(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	1,598,698 shares (1)	n/a	$26,484,733 (2)	$2,833.87 (2)

(1)	Represents the maximum number of shares of Flushing Financial Corporation common stock estimated to be issuable upon completion of the merger of Atlantic Liberty Financial Corp. with and into Flushing Financial Corporation, based on the number of shares of Atlantic Liberty Financial Corp. common stock, par value $0.10 per share, outstanding as of December 31, 2005, and the exchange of 65% of Atlantic Liberty Financial Corp. common stock for 1.43 shares of Flushing Financial common stock per share.

(2)	Pursuant to Rule 457(f), the registration fee was computed on the basis of $23.69, the market value of the common stock of Atlantic Liberty to be exchanged or cancelled in the merger, computed in accordance with Rule 457(c) on the basis of the average of the high and low price per share of such common stock quoted on the Nasdaq National Market on April 7, 2006, and 1,117,971 shares of common stock of Atlantic Liberty, which is the estimated maximum number of shares that may be exchanged for the Flushing Financial Corporation common stock being registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

The boards of directors of Flushing Financial Corporation and Atlantic Liberty Financial Corp. have both unanimously approved the merger agreement between Flushing Financial and Atlantic Liberty pursuant to which Atlantic Liberty will be merged with and into Flushing Financial. Atlantic Liberty stockholders will have the opportunity to elect the form of merger consideration to be received for each share of Atlantic Liberty common stock owned. Each Atlantic Liberty stockholder may elect to receive 1.43 shares of Flushing Financial common stock, or a cash payment of $24.00, or a combination of Flushing Financial common stock and cash, for each share of Atlantic Liberty common stock they own. However, because 65% of the total number of shares of Atlantic Liberty common stock outstanding at the closing will be converted into Flushing Financial common stock and the remaining 35% of the outstanding shares will be converted into cash, you may receive a combination of cash and shares of Flushing Financial common stock for your Atlantic Liberty shares that is different than what you elected depending on the elections made by other Atlantic Liberty stockholders.

The value of the stock component of the merger consideration will fluctuate with the market price of Flushing Financial common stock. Based on the closing price of $             per share of Flushing Financial common stock on                     , 2006, the latest practicable trading day before the distribution of this document, each share of Atlantic Liberty common stock that is exchanged solely for Flushing Financial common stock would be converted into 1.43 shares of Flushing Financial common stock having an implied value of $            . The market prices of both Flushing Financial common stock and Atlantic Liberty common stock will fluctuate before the merger. You should obtain current market quotations for the shares of both companies from a newspaper, the internet or your broker. Flushing Financial common stock is listed on the Nasdaq National Market under the symbol “FFIC.” Atlantic Liberty common stock is listed on the Nasdaq National Market under the symbol “ALFC.”

We expect that the merger will generally be tax-free to you with respect to any Flushing Financial common stock that you receive and will generally be taxable to you with respect to any cash that you receive.

The merger cannot be completed unless the stockholders of Atlantic Liberty approve the merger agreement. Atlantic Liberty has scheduled a special meeting for its stockholders to vote on the merger agreement. Atlantic Liberty’s board of directors unanimously recommends that its stockholders vote “FOR” approval of the merger agreement.

Atlantic Liberty will hold its special meeting on                     , 2006, at 3:30 p.m., local time, at the main office of Atlantic Liberty Savings, F.A., 186 Montague Street, Brooklyn, New York.

This document serves as the proxy statement for the special meeting of stockholders of Atlantic Liberty and the prospectus for the shares of Flushing Financial to be issued in the merger. This document describes the special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read this entire document carefully. In particular, you should carefully consider the discussion in the section titled “ Risk Factors” beginning on page 14. You can also obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

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Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger. If you do not return the proxy card, it will have the same effect as a vote against the merger.

The securities of Flushing Financial to be issued under this document are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of the securities or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated,                     , 2006 and is first being mailed to stockholders of Atlantic Liberty on or about                     , 2006.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Flushing Financial from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document without charge by requesting them in writing or by telephone from Flushing Financial at the following addresses:

Flushing Financial Corporation

1979 Marcus Avenue, Suite E140

Lake Success, New York 11042

Attention: David W. Fry

Telephone: (718) 961-5400

See “Where You Can Find More Information” on page 101.

Atlantic Liberty stockholders requesting documents should do so by                    , 2006 in order to receive them before the special meeting.

ATLANTIC LIBERTY FINANCIAL CORP.

186 Montague Street

Brooklyn, New York 12201

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                     , 2006

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Atlantic Liberty Financial Corp. will be held at the main office of Atlantic Liberty Savings, F.A., located at 186 Montague Street, Brooklyn, New York, at 3:30 p.m., local time, on                     , 2006, to consider and vote upon the following matters:

•	a proposal to approve the agreement and plan of merger, by and between Flushing Financial Corporation and Atlantic Liberty, dated as of December 20, 2005, and all of the matters contemplated in the agreement, pursuant to which Atlantic Liberty will merge with and into Flushing Financial, with Flushing Financial being the surviving corporation; and

•	a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

The merger with Flushing Financial is more fully described in the attached proxy statement/prospectus, which you should read carefully and in its entirety before voting.

The board of directors of Atlantic Liberty has fixed                     , 2006 as the record date for determining the stockholders entitled to notice of and to vote at the special meeting. Only record holders of Atlantic Liberty common stock as of the close of business on that date will be entitled to vote at the special meeting or any adjournment or postponement of the special meeting. A list of stockholders entitled to vote at the special meeting will be available at Atlantic Liberty, 186 Montague Street, Brooklyn, New York, for ten days prior to the special meeting and also will be available at the special meeting.

The Atlantic Liberty board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that you vote “FOR” approval of the merger and the transactions contemplated in the merger agreement.

Regardless of whether you plan to attend the special meeting, please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Your vote is important, regardless of the number of shares that you own. Voting by proxy will not prevent you from voting in person at Atlantic Liberty’s special meeting, but will assure that your vote is counted if you are unable to attend.

By Order of the Board of Directors,

William M. Gilfillan Corporate Secretary

Brooklyn, New York

                    , 2006

IMPORTANT: A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

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QUESTIONS AND ANSWERS ABOUT THE VOTING PROCEDURES

FOR THE SPECIAL MEETING

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented and voted at the Atlantic Liberty special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will vote your shares in favor of the merger agreement and any other proposals to be voted on at the special meeting.

Q: WHY IS MY VOTE IMPORTANT?

A: The merger must be approved by the holders of a majority of the outstanding shares of Atlantic Liberty common stock entitled to vote at the Atlantic Liberty special meeting. Therefore, the failure of an Atlantic Liberty stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement. In addition, if you do not return your proxy card at or prior to the special meeting, it will be more difficult for Atlantic Liberty to obtain the necessary quorum to hold the special meeting.

Q: HOW DO I VOTE?

A: You can vote by mail. For this method you will need to complete, sign, date and return your proxy card in the postage-paid envelope provided. You can also vote in person at the special meeting. Even if you plan to attend the special meeting in person, please take the time to properly return the proxy card to ensure that your vote is counted.

Q: IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: No. Your broker cannot vote on the merger proposal on your behalf without specific instructions from you. Your broker will vote your shares on the merger proposal only if you provide instructions on how to vote. You should follow the directions provided by your broker. Your broker can vote your shares on all other proposals without your instructions.

Q: WHAT IF I FAIL TO INSTRUCT MY BROKER?

A: If you fail to instruct your broker how to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger agreement.

Q: CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A: Yes. All stockholders are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote in person at the special meeting.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send written notice to the Corporate Secretary of Atlantic Liberty stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q: SHOULD I SEND IN MY ATLANTIC LIBERTY STOCK CERTIFICATES NOW?

A: No. You should not send in your stock certificates at this time. Atlantic Liberty will separately send you an election form with instructions for exchanging your Atlantic Liberty stock certificates.

Q: WHEN DO YOU EXPECT TO MERGE?

A: We are working toward completing the merger as quickly as possible. We expect to complete the merger in the second quarter of 2006. However, we cannot assure you when or if the merger will occur. The approval of stockholders of Atlantic Liberty and all necessary regulatory approvals must be obtained prior to completing the merger.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS PROXY STATEMENT/PROSPECTUS?

A: You should contact:

Atlantic Liberty Financial Corp.

186 Montague Street

Brooklyn, New York 11201

Attention: William M. Gilfillan

Phone Number: (718) 855-3555

SUMMARY

This is a summary of certain information regarding the proposed merger and the stockholder meeting to vote on the merger. It does not contain all of the information that may be important to you. We urge you to carefully read the entire document, including the Appendices, before deciding how to vote.

WHAT THIS DOCUMENT IS ABOUT

The boards of directors of Atlantic Liberty and Flushing Financial have unanimously approved the merger agreement between Atlantic Liberty and Flushing Financial pursuant to which Atlantic Liberty will merge with and into Flushing Financial. The merger cannot be completed unless the stockholders of Atlantic Liberty approve the merger. Atlantic Liberty’s stockholders will vote on the merger at Atlantic Liberty’s special meeting. This document is the proxy statement used by your board to solicit proxies for the special meeting. It is also the prospectus of Flushing Financial regarding the shares of Flushing Financial common stock to be issued to Atlantic Liberty stockholders if the merger is completed.

THE ATLANTIC LIBERTY SPECIAL MEETING

Date, Time and Place

Atlantic Liberty will hold its special meeting of stockholders to consider and vote on the merger at the main office of Atlantic Liberty Savings, F.A., 186 Montague Street, Brooklyn, New York, at 3:30 p.m., local time, on                     , 2006.

Record Date

The record date for stockholders entitled to vote at the special meeting of stockholders is                     , 2006.              shares of Atlantic Liberty common stock were outstanding on the record date and entitled to vote at the special meeting.

Vote Required

A majority of the outstanding shares of Atlantic Liberty common stock entitled to vote must be cast in favor of the merger for it to be approved. Therefore, your failure to vote, your failure to instruct your broker to vote your shares (a broker non-vote), or your abstaining from voting will have the same effect as a vote against the merger.

Approval of any adjournment of the special meeting may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournment is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

As of the record date, the directors and executive officers of Atlantic Liberty and their affiliates beneficially owned              shares, or approximately             % of the outstanding shares of Atlantic Liberty common stock. Pursuant to voting agreements entered into at the time the merger agreement with Flushing Financial was signed, each director and executive officer of Atlantic Liberty has agreed, among other things, to vote or cause to be voted all shares over which they maintain sole or shared voting power in favor of approval and adoption of the merger agreement. As of the record date, none of the directors and executive officers of Flushing Financial or their affiliates beneficially owned any shares of Atlantic Liberty common stock.

Atlantic Liberty’s board of directors has unanimously approved the merger agreement and unanimously recommends that Atlantic Liberty stockholders vote “FOR” the merger.

THE COMPANIES

Flushing Financial Corporation

Flushing Financial, a Delaware corporation, is the holding company for Flushing Savings Bank, FSB. Flushing Savings Bank is a federally chartered savings bank that operates nine full-service banking offices in Queens, Brooklyn, Manhattan and Nassau County. The Federal Deposit Insurance Corporation insures the deposits of Flushing Savings Bank. At December 31, 2005, Flushing Financial had $2.35 billion in total consolidated assets. Flushing Financial’s principal executive offices are located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042. Flushing Financial’s telephone number is (718) 961-5400.

Atlantic Liberty Financial Corp.

Atlantic Liberty, a Delaware corporation, is the holding company for Atlantic Liberty Savings, F.A., a federally chartered savings association that operates two full-service banking offices in Brooklyn, New York. The Federal Deposit Insurance Corporation insures the deposits of Atlantic Liberty Savings. At December 31, 2005, Atlantic Liberty had $177.0 million in total consolidated assets. Atlantic Liberty’s principal executive offices are located at 186 Montague Street, Brooklyn, New York 11201. Atlantic Liberty’s telephone number is (718) 855-3555.

THE MERGER

General Description

Atlantic Liberty will merge with and into Flushing Financial, with Flushing Financial as the surviving entity. The merger will be completed within five business days after all material conditions to closing have been met, unless Flushing Financial and Atlantic Liberty agree on a different closing date. A copy of the merger agreement is attached as Appendix A to this document and is incorporated by reference into this proxy statement/prospectus.

Consideration Payable to Atlantic Liberty Stockholders

Atlantic Liberty stockholders will be offered the opportunity to elect to receive merger consideration in the form of 1.43 shares of Flushing Financial common stock, $24.00 in cash or a combination of Flushing Financial common stock and cash in exchange for each share of Atlantic Liberty common stock. However, because the merger agreement provides that 65% of the total number of shares of Atlantic Liberty common stock outstanding at the closing will be converted into Flushing Financial common stock and the remaining 35% of the outstanding shares will be converted into cash, an Atlantic Liberty stockholder may actually receive a combination of cash and shares of Flushing Financial common stock that is different than such stockholder elected, depending on the elections made by other Atlantic Liberty stockholders. All elections will be subject to the allocation and proration procedures described in the merger agreement. See “The Proposed Merger – Merger Consideration; Cash or Stock Election.”

Election of Cash or Stock Consideration

No more than 40 days before the expected date of completion of the merger, Flushing Financial will send an election form to Atlantic Liberty stockholders that you may use to indicate whether your preference is to receive cash, Flushing Financial common stock or a combination of cash and Flushing Financial common stock, or whether you have no preference as to what you receive in exchange for your shares of Atlantic Liberty common stock. See “The Proposed Merger – Election Procedures; Surrender of Stock Certificates.”

Atlantic Liberty stockholders should not send in their stock certificates until they receive instructions from the Flushing Financial exchange agent.

The merger agreement contains allocation and proration provisions that are designed to ensure that 65% of the outstanding shares of common stock of Atlantic Liberty will be exchanged for shares of Flushing Financial common stock and the remaining 35% of the outstanding shares of common stock of Atlantic Liberty will be exchanged for cash.

Therefore, if the holders of more than 65% of the outstanding Atlantic Liberty common stock elect to receive Flushing Financial common stock for such shares, the amount of Flushing Financial common stock that each such stockholder would receive from Flushing Financial will be reduced on a pro rata basis. Under these circumstances, Atlantic Liberty stockholders will receive cash consideration for any Atlantic Liberty shares for which they do not receive Flushing Financial common stock.

Similarly, if the holders of more than 35% of the outstanding Atlantic Liberty common stock elect to receive cash for such shares, the amount of cash that each such stockholder would receive from Flushing Financial will be reduced on a pro rata basis. Under these circumstances, stockholders will receive Flushing Financial common stock for any Atlantic Liberty shares for which they do not receive cash.

The deadline for returning the election form is the close of business on the 20th day following the mailing date of the election form, not including the date of mailing, unless Atlantic Liberty and Flushing Financial mutually agree upon another deadline date. If you do not make an election, you will be allocated either cash or shares of Flushing Financial common stock, or a combination of cash and shares of Flushing Financial common stock, depending on the elections made by other Atlantic Liberty stockholders.

Comparative Market Prices and Share Information

Flushing Financial common stock is listed on the Nasdaq National Market under the symbol “FFIC.” Atlantic Liberty common stock is listed on the Nasdaq National Market under the symbol “ALFC.” The table below presents the per share closing prices of Flushing Financial’s and Atlantic Liberty’s common stock and the equivalent per share price for Atlantic Liberty common stock on (1) December 20, 2005, the last trading date before public announcement of the merger agreement, and on (2)                     , 2006, the latest practicable date before distribution of this proxy statement/prospectus.

Based on the closing price of $16.70 per share of Flushing Financial common stock on December 20, 2005 and the exchange ratio of 1.43 shares of Flushing Financial common stock for each share of Atlantic Liberty common stock, the equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for Flushing Financial common stock would be $23.88 per share, if you elect and receive all stock consideration. The equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for cash would be $24.00, if you elect and receive all cash consideration. On                     , 2006, the closing price of Atlantic Liberty was $             per share. Based on the closing price of $             per share of Flushing Financial common stock on that date and the exchange ratio of 1.43 shares of Flushing Financial common stock for each share of Atlantic Liberty common stock, the equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for Flushing Financial common stock would be $             per share if you elect and receive all stock consideration. The equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for cash would be $24.00, if you elect and receive all cash consideration. For more information about the exchange ratio, see “The Proposed Merger – Merger Consideration; Cash or Stock Election,” and for more information about the stock prices and dividends of Flushing Financial and Atlantic Liberty, see “The Proposed Merger – Atlantic Liberty Stock Trading and Dividend Information” and “Flushing Financial Stock Trading and Dividend Information.”

	Last Reported Sale Price for Shares of
	Flushing Financial Common Stock	Atlantic Liberty Common Stock	Equivalent Per Share Price
At December 20, 2005	$16.70	$28.02	$23.88
, 2006	$	$	$

The market price of Flushing Financial’s and Atlantic Liberty’s common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place, and Flushing Financial’s common stock will also fluctuate after completion of the merger. Atlantic Liberty stockholders are advised to obtain current market quotations for Flushing Financial’s common stock. No assurance can be given as to the market price of Flushing Financial’s common stock at the time of the merger or thereafter.

Flushing Financial Dividends

In 2005, Flushing Financial paid a quarterly cash dividend of $0.10 per share on its common stock. On February 21, 2006, Flushing Financial announced that it had increased its quarterly dividend by 10% to $0.11 per share for the first quarter of 2006. Flushing Financial currently expects to continue to pay a quarterly cash dividend on its common stock. Although there is no present plan or intention to decrease these dividends, the payment and magnitude of any future dividends will be considered in light of changing opportunities to deploy capital effectively, operating trends, future income tax rates and general economic conditions, as well as various legal and regulatory limitations.

Dissenters’ Rights for Atlantic Liberty Stockholders

Under Delaware General Corporation Law, holders of Atlantic Liberty common stock have the right to obtain an appraisal of the value of their shares of Atlantic Liberty common stock in connection with the merger. To perfect appraisal rights, an Atlantic Liberty stockholder must not vote for the adoption of the merger agreement and must strictly comply with all of the procedures required under Section 262 of the Delaware General Corporation Law. For more information on these procedures see “The Proposed Merger – Dissenters’ Rights of Appraisal”.

We have included a copy of the Delaware General Corporation Law – Section 262 – Appraisal Rights as Appendix B to this document.

Material Federal Income Tax Consequences of the Merger

The merger has been structured to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. It is a condition to the obligations of the parties to complete the merger that Flushing Financial receive a legal opinion to the effect that the merger will so qualify. The consequences described below assume that, as expected, the merger will qualify as a tax-free reorganization for federal income tax purposes. The federal income tax consequences of the merger to you will depend on the form of consideration you receive in the merger.

If you receive solely Flushing Financial common stock in exchange for your Atlantic Liberty common stock, you will generally not recognize any gain or loss for federal income tax purposes (except with respect to cash received in lieu of any fractional shares). If you receive solely cash in exchange for your Atlantic Liberty common stock, you will generally recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in your shares of Atlantic Liberty common stock exchanged.

If you receive a combination of Flushing Financial common stock and cash in exchange for your shares of Atlantic Liberty common stock, and your tax basis in your shares of Atlantic Liberty common stock is less than the sum of the amount of cash and the fair market value of the Flushing Financial common stock you receive, you generally will recognize gain in an amount equal to the lesser of:

(1) the sum of the amount of cash and the fair market value of the Flushing Financial common stock you receive minus your tax basis in Atlantic Liberty common stock exchanged in the merger; or

(2) the amount of cash that you receive in the merger.

However, if you receive a combination of Flushing Financial common stock and cash in exchange for your shares of Atlantic Liberty and you realize a loss because your tax basis in your shares of Atlantic Liberty common stock is greater than the sum of the amount of cash and the fair market value of the Flushing Financial common stock you receive, the loss will not be recognized for tax purposes until such time as you dispose of the shares you receive in the merger.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON YOUR OWN SITUATION. IN ADDITION, YOU MAY BE SUBJECT TO STATE, LOCAL OR FOREIGN TAX LAWS THAT ARE NOT DISCUSSED IN THIS DOCUMENT. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU.

Treatment of Atlantic Liberty Stock Options

Each holder of an option to purchase a share of Atlantic Liberty common stock may have such option converted to options to purchase Flushing Financial common stock or cashed out. For Atlantic Liberty option holders who elect to have all or a portion of their options converted into options to purchase Flushing Financial common stock, the number of Flushing Financial shares to be subject to the new option will be equal to the product of (a) the exchange ratio of 1.43 and (b) the number of shares of Atlantic Liberty common stock subject to the Atlantic Liberty options being converted, rounded down to the nearest whole share. The exercise price per share of Flushing Financial common stock under the new option will be equal to the quotient of (i) the per share exercise price of the Atlantic Liberty option being converted and (ii) the exchange ratio of 1.43, rounded up to the next whole cent. The duration and other terms of the new option will be the same as the original Atlantic Liberty options being converted.

To the extent an Atlantic Liberty option holder does not elect to convert the options as described above, such options will be cancelled and will cease to be exercisable. In consideration for the cancellation, Flushing Financial will, with respect to each outstanding Atlantic Liberty option, pay to the holder an amount equal to the excess (if any) of $24.00 over the exercise price of the outstanding Atlantic Liberty option, less any required tax withholding.

Reselling the Stock You Receive in the Merger

The shares of Flushing Financial common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. Except as noted below, stockholders may freely transfer those shares after they receive them. Atlantic Liberty has identified certain of its directors, executive officers and others who may be deemed “affiliates” of Atlantic Liberty, and those persons have entered into agreements with Flushing Financial restricting their ability to transfer the shares they will receive in the merger.

Differences in Stockholders’ Rights

In the merger, each Atlantic Liberty stockholder who receives Flushing Financial common stock will become a Flushing Financial stockholder. The rights of Atlantic Liberty stockholders are currently governed by the Delaware General Corporation Law and Atlantic Liberty’s certificate of incorporation and bylaws. The rights of Flushing Financial stockholders are currently governed by the Delaware General Corporation Law and Flushing Financial’s certificate of incorporation and bylaws. There are differences in the rights of stockholders of Atlantic Liberty and Flushing Financial stockholders with respect to voting requirements and various other matters. See “The Proposed Merger – Comparison of Stockholders’ Rights for Existing Stockholders of Atlantic Liberty.”

Reasons for the Merger

Atlantic Liberty entered into the merger agreement at the conclusion of a process in which Atlantic Liberty determined that a merger with Flushing Financial was in the best interests of its stockholders. The Atlantic Liberty board of directors believes that the merger is fair to Atlantic Liberty stockholders and urges stockholders to vote “FOR” approval of the merger. See “The Proposed Merger – Atlantic Liberty’s Reasons for the Merger; Recommendation of Atlantic Liberty’s Board of Directors” for a detailed discussion of Atlantic Liberty’s reasons for the merger.

Opinion of Atlantic Liberty’s Financial Advisor

Among other factors considered in deciding to approve the merger agreement, the board of directors of Atlantic Liberty considered the opinion of Sandler O’Neill & Partners, L.P., its financial advisor, provided to the Atlantic Liberty board of directors on December 20, 2005, that as of that date, and based on and subject to the assumptions made, matters considered and qualifications and limitations in its opinion, the per share merger consideration provided for in the merger agreement was fair from a financial point of view to holders of Atlantic Liberty common stock. This opinion was also confirmed in writing as of December 20, 2005, the date of the merger agreement. Holders of Atlantic Liberty common stock should carefully read Sandler O’Neill’s opinion in its entirety. A copy of the full text of Sandler O’Neill’s fairness opinion is included as Appendix C to this proxy statement/prospectus. Sandler O’Neill’s opinion is not intended to be and does not constitute a recommendation to any holder of Atlantic Liberty common stock as to how such holder should vote in connection with the merger transaction. See “The Proposed Merger – Opinion of Atlantic Liberty’s Financial Advisor.”

Pursuant to an engagement letter between Atlantic Liberty and Sandler O’Neill, Atlantic Liberty agreed to pay Sandler O’Neill a fee, the principal portion of which is payable upon completion of the merger. In addition, Atlantic Liberty has paid Sandler O’Neill a fee of $125,000 in connection with rendering its opinion.

Financial Interests of Atlantic Liberty’s Directors and Executive Officers in the Merger

Atlantic Liberty’s directors and executive officers have financial interests in the merger that are in addition to their interests as stockholders. The Atlantic Liberty board of directors considered these interests in deciding to approve the merger agreement. Amendments to the Atlantic Liberty Savings Directors’ Retirement Plan provide that at the effective time of the Merger, Atlantic Liberty Savings will pay amounts due to each participating director, either in a lump sum or in installments over five years. Messrs. Barry M. Donohue and William M. Gilfillan, executive officers of Atlantic Liberty, will also be compensated by Flushing Financial in exchange for the respective non-competition agreements each entered into as of December 20, 2005, which provide that for a period of two years following the effective time of the merger, each is restricted from directly or indirectly being associated with any business whose products or activities compete with the products or activities of Flushing Financial or its subsidiaries within a 25 mile radius of the offices of Flushing Financial or any of its subsidiaries. In addition, Messrs. Donohue and Gilfillan have entered into letter agreements quantifying payments to them in lieu of payments under their respective employment agreements with Atlantic Liberty and Atlantic Liberty Savings. Messrs. Donohue and Gilfillan will also enter into Termination Agreements and Releases with Atlantic Liberty, Atlantic Liberty Savings, Flushing Financial and Flushing Savings Bank at the effective time of the merger, which provide that in consideration of a payment by Atlantic Liberty or Atlantic Liberty Savings to Messrs. Donohue and Gilfillan, respectively, their respective employment agreements with Atlantic Liberty and Atlantic Liberty Savings and all the Addenda to such employment agreements will be terminated. However, the amounts payable under these agreements are not greater than the amounts that would otherwise be payable to Mr. Donohue and Mr. Gilfillan under their respective employment agreements in the event of a change in control and termination of employment. See “The Proposed Merger – Interests of Directors and Executive Officers in the Merger.”

Flushing Financial has agreed to indemnify the directors and officers of Atlantic Liberty and Atlantic Liberty Savings against certain liabilities following the merger. Flushing Financial has also agreed to provide directors’ and officers’ liability insurance for a period of six years following the merger.

Conditions to the Merger

Completion of the merger is contingent on a number of customary conditions, including approval of the merger agreement by Atlantic Liberty stockholders at the special meeting and receipt of the required regulatory approvals. See “The Proposed Merger – Conditions to the Merger.”

Regulatory Approvals

The merger and related transactions are subject to the approval of the Office of Thrift Supervision. We have filed the applications required to obtain the necessary regulatory approval. As of the date of this document, we have not received the required approval. Approval by the Office of Thrift Supervision does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Atlantic Liberty stockholders.

Terminating the Merger Agreement

The merger agreement may be terminated at any time prior to completion by mutual written agreement of Flushing Financial and Atlantic Liberty, or by either party in the following circumstances:

•	if the other party materially breaches the merger agreement and does not cure such breach within 30 days after written notice thereof;

•	if the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed by July 15, 2006, or such later date agreed to in writing by Flushing Financial and Atlantic Liberty, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•	if the vote of stockholders of Atlantic Liberty is not sufficient to approve the merger agreement; or

•	if the conditions precedent to the obligations of that party cannot be satisfied or fulfilled by July 15, 2006.

In addition, Flushing Financial may terminate the merger agreement if, among other things, Atlantic Liberty receives a superior proposal (as defined in the merger agreement) and enters into an agreement with respect to such proposal. Atlantic Liberty may also terminate the merger agreement if it receives a superior proposal that it determines to accept, subject to giving Flushing Financial an opportunity to make such adjustments in the terms and conditions of the merger agreement as would enable Atlantic Liberty to proceed with the merger on such adjusted terms.

The merger agreement also may be terminated by Atlantic Liberty if the average of the daily closing sales prices of Flushing Financial common stock for the five business-day period commencing on the date of final regulatory approval of the merger both (i) is less than 85% of the average of the daily closing sales prices of Flushing Financial common stock for the 20 consecutive trading days immediately preceding the public announcement of the merger agreement and (ii) declines by 15% or more compared to a group of its peers specified in the merger agreement.

If Atlantic Liberty elects to exercise this termination right, it must give prompt written notice to Flushing Financial, which will have the option to increase the consideration to be received by the holders of Atlantic Liberty common stock who elect to receive Flushing Financial common stock by adjusting the ratio of Flushing Financial shares to be received for each Atlantic Liberty share pursuant to either of two formulas prescribed in the merger agreement, in which case no termination will be deemed to have occurred.

Atlantic Liberty will be required to pay a termination fee in the amount of $2.5 million to Flushing Financial if: (i) either Atlantic Liberty or Flushing Financial exercises its right to terminate the merger agreement in connection with the receipt of a superior proposal by Atlantic Liberty; or (ii) Atlantic Liberty enters into another merger agreement within 12 months after (a) the termination of the merger agreement by Flushing Financial because of a willful breach by Atlantic Liberty or (b) the failure of Atlantic Liberty stockholders to approve the merger agreement after the occurrence of the acquisition proposal related to the other merger agreement. However, in December 2005, two complaints were filed in Court of Chancery of the State of Delaware in and for New Castle County, and each named Atlantic Liberty, each of Atlantic Liberty’s directors, two of Atlantic Liberty’s executive officers (its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer) and Flushing Financial as defendants in proposed class action lawsuits. In connection with these lawsuits, following the production of documents and two depositions, Atlantic Liberty, Flushing Financial and the plaintiffs discussed the possibility of entering into a settlement agreement that would, in part, reduce the dollar amount of the termination fee payable to Flushing Financial by Atlantic Liberty pursuant to the merger agreement, from $2.5 million to $2.0 million and would give each of the plaintiffs the opportunity to comment on the disclosures in this proxy statement/prospectus. On April 6, 2006, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release to that effect, which stipulation is subject to the approval of the Delaware Court of Chancery. See “The Proposed Merger – Pending Litigation.”

Flushing Financial will be required to pay a termination fee in the amount of $1.0 million to Atlantic Liberty if Atlantic Liberty terminates the agreement because of a willful breach by Flushing Financial.

Amending the Merger Agreement

Subject to applicable law, the merger agreement may be amended by Flushing Financial and Atlantic Liberty at any time prior to the completion of the merger. However, an amendment that reduces the amount or value, or changes the form of the merger consideration payable to Atlantic Liberty stockholders cannot be made following adoption of the merger agreement by Atlantic Liberty stockholders without their approval.

Accounting Treatment of the Merger

Flushing Financial will account for the merger as a purchase for financial reporting purposes. As a result, the recorded assets and liabilities of Flushing Financial will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities from the acquisition of Atlantic Liberty will be adjusted to their fair value at the date of the merger. The excess of the purchase price over the net assets acquired will be recorded as goodwill. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment annually. Core deposit and other intangibles with finite useful lives will be recorded at fair value and included as part of the net assets acquired. See “The Proposed Merger – Accounting Treatment.”

Atlantic Liberty has Agreed Not to Solicit Alternative Transactions

In the merger agreement, Atlantic Liberty has agreed not to directly or indirectly initiate, solicit or knowingly encourage any inquiries, negotiate with, or provide any information to any person other than Flushing Financial concerning an acquisition transaction involving Atlantic Liberty or Atlantic Liberty Savings. However, before the special meeting of Atlantic Liberty stockholders, Atlantic Liberty may enter into discussions or negotiations with a person or entity that makes an unsolicited proposal concerning an acquisition transaction, if its board of directors determines in good faith that the proposal, if consummated, is reasonably likely to result in a more favorable transaction to Atlantic Liberty’s stockholders from a financial point of view than the merger, that they must do so in order to properly discharge their fiduciary duties following consultation with their legal counsel, and Atlantic Liberty promptly notifies Flushing Financial of the inquiries, proposals or offers received.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FLUSHING FINANCIAL CORPORATION

The following tables set forth selected consolidated historical financial and other data of Flushing Financial for the periods and at the dates indicated. The information in the tables is derived in part from and should be read together with the audited consolidated financial statements and notes thereto included in Flushing Financial’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

At or for the years ended December 31,	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

Selected Financial Condition Data
Total assets	$2,353,208	$2,058,044	$1,910,751	$1,652,958	$1,487,529
Loans, net	1,881,876	1,516,507	1,269,521	1,169,560	1,067,197
Securities available for sale	337,761	435,745	535,709	358,984	305,539
Real estate owned, net	—	—	—	—	93
Deposits	1,467,287	1,292,797	1,169,909	1,011,825	828,582
Borrowed funds	689,710	584,736	578,142	493,164	513,435
Stockholders’ equity	176,467	160,653	146,762	131,386	133,387
Book value per share (1)(2)	$9.07	$8.35	$7.61	$6.95	$6.59

Selected Operating Data
Interest and dividend income	$132,439	$118,724	$112,339	$106,906	$101,899
Interest expense	64,229	52,233	52,176	54,564	59,702

Net interest income	68,210	66,491	60,163	52,342	42,197
Provision for loan losses	—	—	—	—	—

Net interest income after provision for loan losses	68,210	66,491	60,163	52,342	42,197
Non-interest income:
Net (losses) gains on sales of securities and loans	(45)	206	329	(4,158)	321
Other income	6,692	5,737	5,956	5,667	5,737

Total non-interest income	6,647	5,943	6,285	1,509	6,058
Non-interest expense	36,264	35,389	31,226	27,621	24,457

Income before income tax provision	38,593	37,045	35,222	26,230	23,798
Income tax provision	15,051	14,396	13,544	9,967	8,869

Net income	$23,542	$22,649	$21,678	$16,263	$14,929

Basic earnings per share (2)(3)	$1.34	$1.30	$1.27	$0.93	$0.81
Diluted earnings per share (2)(3)	$1.31	$1.25	$1.22	$0.90	$0.78
Dividends declared per share (2)	$0.40	$0.35	$0.28	$0.24	$0.21
Dividend payout ratio	29.9%	26.9%	22.0%	25.7%	25.4%

(Footnotes on the following page)

At or for the years ended December 31,	2005		2004		2003		2002		2001

Selected Financial Ratios and Other Data
Performance ratios:
Return on average assets	1.07%		1.13%		1.21%		1.03%		1.06%
Return on average equity	14.27		14.97		15.93		12.57		11.52
Average equity to average assets	7.47		7.56		7.57		8.22		9.19
Equity to total assets	7.50		7.81		7.68		7.95		8.97
Interest rate spread	3.03		3.30		3.37		3.32		2.89
Net interest margin	3.24		3.49		3.56		3.55		3.20
Non-interest expense to average assets	1.64		1.77		1.74		1.76		1.74
Efficiency ratio	48.03		48.79		47.00		47.41		50.06
Average interest-earning assets to average interest-bearing liabilities	1.07	x	1.07	x	1.06	x	1.06	x	1.07	x
Regulatory capital ratios: (4)
Tangible capital	7.14%		7.89%		8.00%		7.74%		7.32%
Core capital	7.14		7.89		8.00		7.74		7.32
Total risk-based capital	12.12		14.01		15.12		14.27		13.58
Asset quality ratios:
Non-performing loans to gross loans (5)	0.13%		0.06%		0.05%		0.31%		0.22%
Non-performing assets to total assets (6)	0.10		0.04		0.04		0.26		0.16
Net charge-offs to average loans	0.01		—		—		—		0.01
Allowance for loan losses to gross loans	0.34		0.43		0.51		0.56		0.61
Allowance for loan losses to total non-performing assets (6)	260.39		717.29		960.86		153.34		272.94
Allowance for loan losses to total non-performing loans (5)	260.39		717.29		960.86		183.23		283.85
Full-service customer facilities	9		10		11		10		10

(1)	Calculated by dividing stockholders’ equity of $176.5 million and $160.7 million at December 31, 2005 and 2004, respectively, by 19,465,844 and 19,232,248 shares outstanding at December 31, 2005 and 2004, respectively.

(2)	Per share data has been adjusted for the three-for-two stock split distributed on December 15, 2003 in the form of a stock dividend.

(3)	The shares held in Flushing Financial’s Employee Benefit Trust are not included in shares outstanding for purposes of calculating earnings per share. Unvested restricted stock and unvested restricted stock unit awards are not included in basic earnings per share calculations, but are included in diluted earnings per share calculations.

(4)	Flushing Savings Bank exceeded all minimum regulatory capital requirements during the periods presented.

(5)	Non-performing loans consist of non-accrual loans and loans delinquent 90 days or more that are still accruing.

(6)	Non-performing assets consist of non-performing loans, real estate owned and non-performing investment securities.

COMPARATIVE PER SHARE DATA

The table below summarizes selected per share information about Flushing Financial and Atlantic Liberty. Flushing Financial per share information is presented on a historical basis and on a pro forma adjusted basis to reflect the acquisition of Atlantic Liberty. The Atlantic Liberty per share information is presented on a historical and on a pro forma equivalent basis to reflect the acquisition.

The data in the table should be read together with the financial information and the financial statements of Flushing Financial incorporated by reference into this document and of Atlantic Liberty included in Appendix D and Appendix E to this document. The pro forma per common share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the acquisition had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of cost savings or synergies that may be obtained by combining the operations of Flushing Financial and Atlantic Liberty or the costs of combining the companies and their operations.

	Flushing Financial Historical	Atlantic Liberty Historical	Pro Forma Adjusted	Per Equivalent Atlantic Liberty Share (1)
Book value per share at December 31, 2005	$9.07	$16.63	$9.65	$13.80
Cash dividends paid per share for the year ended December 31, 2005	$0.40	$0.30	$0.39	$0.56
Basic earnings per share for the year ended December 31, 2005	$1.34	$0.31	$1.26	$1.80
Diluted earnings per share for the year ended December 31, 2005	$1.31	$0.30	$1.23	$1.76

(1)	Per equivalent share of Atlantic Liberty’s common stock is calculated by taking the product of the pro forma combined and an exchange ratio of 1.43.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Risks Related to the Merger

Because the Market Price of Flushing Financial Common Stock May Fluctuate, You Cannot Be Sure of the Value of the Stock Portion of the Merger Consideration That You Will Receive.

Upon completion of the merger, each share of Atlantic Liberty common stock will be converted into merger consideration consisting of shares of Flushing Financial common stock or cash or both pursuant to the terms of the merger agreement. The market value of the stock portion of the merger consideration may vary from the closing price of Flushing Financial common stock on the date we announced the merger, on the date that this document was mailed to Atlantic Liberty stockholders, on the date of the special meeting of the Atlantic Liberty stockholders and on the date we complete the merger and thereafter. Any change in the market value of Flushing Financial common stock prior to completion of the merger will affect the value of the stock portion of the merger consideration that Atlantic Liberty stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Atlantic Liberty stockholders will not know or be able to calculate the market value of the stock portion of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our business, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Flushing Financial common stock and for shares of Atlantic Liberty common stock.

You May Not Receive the Form of Merger Consideration that You Elect.

The merger agreement contains provisions that are designed to ensure that 35% of the outstanding shares of Atlantic Liberty common stock are exchanged for cash and the other 65% of the Atlantic Liberty shares are exchanged for shares of Flushing Financial common stock. If elections are made by Atlantic Liberty stockholders that would otherwise result in more or less than 65% of such shares being converted into Flushing Financial stock, either those electing to receive all or a portion of their consideration in cash or those electing to receive all or a portion of their consideration in shares of Flushing Financial common stock, will have the consideration of the type they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect to receive. Accordingly, there is a risk that you will not receive a portion of the merger consideration in the form that you elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including the recognition of gain for federal income tax purposes with respect to the cash received). If you do not make an election, you will be deemed to have made an election to receive the merger consideration in such form of cash and/or shares of common stock as Flushing Financial shall determine.

Flushing Financial May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, Flushing Financial’s ability to realize anticipated cost savings and to combine the businesses of Flushing Savings Bank and Atlantic Liberty Savings in a manner that does not materially disrupt the existing customer relationships of Flushing Savings Bank or Atlantic Liberty Savings or result in decreased revenues from any loss of customers. If Flushing Financial is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Flushing Financial and Atlantic Liberty have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Flushing Financial’s or Atlantic Liberty’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Flushing Financial to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

The Market Price of Flushing Financial Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of Atlantic Liberty or Flushing Financial Currently.

The businesses of Flushing Financial and Atlantic Liberty differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Atlantic Liberty. For a discussion of the businesses of Flushing Financial and Atlantic Liberty and of certain factors to consider in connection with those businesses, see the Flushing Financial documents incorporated by reference in this document and referred to under “Where You Can Find More Information” and the information regarding Atlantic Liberty set forth in this document under “Information About Atlantic Liberty.”

The Opinion Obtained by Atlantic Liberty from its Financial Advisor Will Not Reflect Changes in Circumstances between Signing the Merger Agreement and the Merger.

Atlantic Liberty has not obtained an updated opinion from its financial advisor as of the date of this document. Changes in the operations and prospects of Flushing Financial or Atlantic Liberty, general market and economic conditions and other factors which may be beyond the control of Flushing Financial and Atlantic Liberty, and on which the financial advisor’s opinion was based, may significantly alter the value of Flushing Financial or Atlantic Liberty or the prices of shares of Flushing Financial common stock or Atlantic Liberty common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Atlantic Liberty currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Atlantic Liberty received from its financial advisor, please refer to “The Proposed Merger – Opinion of Atlantic Liberty’s Financial Advisor.” For a description of the other factors considered by Atlantic Liberty’s board of directors in determining to approve the merger, please refer to “The Proposed Merger – Atlantic Liberty’s Reasons for the Merger; Recommendation of Atlantic Liberty’s Board of Directors.”

The Merger is Subject to the Receipt of Approval from a Governmental Entity that May Impose Conditions that Could Have an Adverse Effect on Flushing Financial.

Before the merger may be completed, approval must be obtained from the Office of Thrift Supervision. This governmental entity may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Flushing Financial and Atlantic Liberty do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Flushing Financial following the merger, any of which might have a material adverse effect on Flushing Financial following the merger. Flushing Financial is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Flushing Financial if the merger is completed, but Flushing Financial could choose to waive this condition.

Atlantic Liberty Directors and Executive Officers Have Interests in the Merger that are Different from, or in Addition to, Those of a Stockholder.

Executive officers of Atlantic Liberty negotiated the terms of the merger agreement with their counterparts at Flushing Financial, and the board of directors of Atlantic Liberty approved the merger agreement and is recommending that Atlantic Liberty stockholders vote for the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Atlantic Liberty’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Atlantic Liberty stockholders. For example, certain executive officers have entered into agreements with Atlantic Liberty that provide for, among other things, severance and other benefits following the merger. In addition, certain executive officers have entered into agreements that provide for cash payments in exchange for their commitment not to compete with Flushing Financial, for a period of time. These and some other additional interests of Atlantic Liberty directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it, as a stockholder. Please see “The Proposed Merger – Interests of Directors and Executive Officers in the Merger” for more information about these financial interests.

Atlantic Liberty Stockholders Who Make Elections Must Include Their Stock Certificates With Their Election Forms and, Therefore, Will Be Unable to Sell Their Shares in the Market After Making Their Election.

Atlantic Liberty stockholders may elect to receive the merger consideration in the form of cash or stock, or both. Stockholders making an election must turn in their Atlantic Liberty stock certificates with their election form. During the time between when the election is made and when Flushing Financial stock certificates are received by stockholders following the completion of the merger, Atlantic Liberty stockholders who make an election will not have possession of their stock certificates and, therefore, will be unable to sell their Atlantic Liberty common stock, unless they revoke their election before the election deadline. If the merger is unexpectedly delayed, this period could extend for a significant period of time. Elections received after the close of the election period will not be accepted or honored.

Risks About Flushing Financial

Effect of Interest Rates

Like most financial institutions, Flushing Financial’s results of operations depend to a large degree on its net interest income. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, a significant increase in market interest rates could adversely affect net interest income. Conversely, a significant decrease in market interest rates could result in increased net interest income. As a general matter, Flushing Financial seeks to manage its business to limit its overall exposure to interest rate fluctuations. However, fluctuations in market interest rates are neither predictable nor controllable and may have a material adverse impact on the operations and financial condition of Flushing Financial. Additionally, in a rising interest rate environment, a borrower’s ability to repay adjustable rate mortgages can be negatively affected as payments increase at repricing dates.

Prevailing interest rates also affect the extent to which borrowers repay and refinance loans. In a declining interest rate environment, the number of loan prepayments and loan refinancings may increase, as well as prepayments of mortgage-backed securities. Call provisions associated with Flushing Financial’s investment in U.S. Government agency and corporate securities may also adversely affect yield in a declining interest rate environment. Such prepayments and calls may adversely affect the yield of Flushing Financial’s loan portfolio and mortgage-backed and other securities as Flushing Financial reinvests the prepaid funds in a lower interest rate environment. However, Flushing Financial typically receives additional loan fees when existing loans are refinanced, which partially offset the reduced yield on Flushing Financial’s loan portfolio resulting from prepayments. In periods of low interest rates, Flushing Financial’s level of core deposits also may decline if depositors seek higher-yielding instruments or other investments not offered by Flushing Financial, which in turn may increase Flushing Financial’s cost of funds and decrease its net interest margin to the extent alternative funding sources are utilized. An increasing interest rate environment would tend to extend the average lives of lower yielding fixed rate mortgages and mortgage-backed securities, which could adversely affect net interest income. In addition, depositors tend to open longer term, higher costing certificate of deposit accounts which could adversely affect Flushing Savings Bank’s net interest income if rates were to subsequently decline. Additionally, adjustable rate mortgage loans and mortgage-backed securities generally contain interim and lifetime caps that limit the amount the interest rate can increase or decrease at repricing dates. Significant increases in prevailing interest rates may significantly affect demand for loans and the value of bank collateral.

Lending Activities

Multi-family residential, commercial real estate and one- to four-family mixed-use property mortgage loans, the increased origination of which is part of management’s strategy, and construction loans, are generally viewed as exposing the lender to a greater risk of loss than fully underwritten one- to four-family residential mortgage loans and typically involve higher principal amounts per loan. Repayment of multi-family residential, commercial real estate and one- to four-family mixed-use property mortgage loans generally is dependent, in large part, upon sufficient income from the property to cover operating expenses and debt service. Repayment of construction loans is contingent upon the successful completion and operation of the project. Changes in local economic conditions and government regulations, which are outside the control of the borrower or lender, also could affect the value of the security for the loan or the future cash flow of the affected properties.

In addition, Flushing Savings Bank, from time to time, originates one- to four-family residential mortgage loans without verifying the borrower’s level of income. These loans involve a higher degree of risk as compared to Flushing Savings Bank’s other fully underwritten one- to four-family residential mortgage loans. These risks are mitigated by Flushing Savings Bank’s policy to limit the amount of one- to four-family residential mortgage loans to 80% of the appraised value or sales price, whichever is less, as well as charging a higher interest rate than when the borrower’s income is verified. These loans are not as readily saleable in the secondary market as Flushing Savings Bank’s other fully underwritten loans, either as whole loans or when pooled or securitized.

There can be no assurance that Flushing Savings Bank will be able to successfully implement its business strategies with respect to these higher-yielding loans. In assessing the future earnings prospects of Flushing Savings Bank, investors should consider, among other things, Flushing Savings Bank’s level of origination of one- to four-family residential mortgage loan originations (including loans originated without verifying the borrowers income), Flushing Savings Bank’s emphasis on multi-family residential, commercial real estate and one- to four-family mixed-use property mortgage loans, and the greater risks associated with such loans.

Competition

Flushing Savings Bank faces intense and increasing competition both in making loans and in attracting deposits. Flushing Savings Bank’s market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence than Flushing Savings Bank, and all of which are competitors of Flushing Savings Bank to varying degrees. Particularly intense competition exists for deposits and in all of the lending activities emphasized by Flushing Savings Bank. Flushing Savings Bank’s competition for loans comes principally from commercial banks, other savings banks, savings and loan associations, mortgage banking companies, insurance companies, finance companies and credit unions. Management anticipates that competition for mortgage loans will continue to increase in the future. Flushing Savings Bank’s most direct competition for deposits historically has come from other savings banks, commercial banks, savings and loan associations and credit unions. In addition, Flushing Savings Bank faces competition for deposits from products offered by brokerage firms, insurance companies and other financial intermediaries, such as money market and other mutual funds and annuities. Consolidation in the banking industry and the lifting of interstate banking and branching restrictions have made it more difficult for smaller, community-oriented banks, such as Flushing Savings Bank, to compete effectively with large, national, regional and super-regional banking institutions. Notwithstanding the intense competition, Flushing Savings Bank has been successful in increasing its loan portfolios and deposit base. However, no assurances can be given that Flushing Savings Bank will be able to continue to increase its loan portfolios and deposit base, as contemplated by management’s current business strategy.

Local Economic Conditions

Flushing Financial’s operating results are affected by national and local economic and competitive conditions, including changes in market interest rates, the strength of the local economy, government policies and actions of regulatory authorities. During 2005, the nation’s economy was generally considered to be expanding. Yet world events, particularly the “War on Terror” and the level of oil prices, continued to have an effect on the economic recovery. However, changes in economic conditions can result in borrowers defaulting on their loans, or withdrawing their funds on deposit at Flushing Savings Bank to meet their financial obligations. While Flushing Financial has not seen a significant increase in delinquent loans, and has seen an increase in deposits, Flushing Financial cannot predict the effect of these economic conditions on Flushing Financial’s financial condition or operating results.

A decline in the local economy, national economy or metropolitan area real estate market could adversely affect the financial condition and results of operations of Flushing Financial, including through decreased demand for loans or increased competition for good loans, increased non-performing loans and loan losses and resulting additional provisions for loan losses and for losses on real estate owned. Although management of Flushing Savings Bank believes that the current allowance for loan losses is adequate in light of current economic conditions, many factors could require additions to the allowance for loan losses in future periods above those currently maintained. These factors include: (1) adverse changes in economic conditions and changes in interest rates that may affect the ability of borrowers to make payments on loans, (2) changes in the financial capacity of individual borrowers, (3) changes in the local real estate market and the value of Flushing Savings Bank’s loan collateral, and (4) future review and evaluation of Flushing Savings Bank’s loan portfolio, internally or by regulators. The amount of the allowance for loan losses at any time represents good faith estimates that are susceptible to significant changes due to changes in appraisal values of collateral, national and regional economic conditions, prevailing interest rates and other factors.

Legislation and Proposed Changes

From time to time, legislation is enacted or regulations are promulgated that have the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the New York legislature and before various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on Flushing Savings Bank or Flushing Financial.

Certain Anti-Takeover Provisions

On September 17, 1996, Flushing Financial adopted a Stockholder Rights Plan (the “Rights Plan”) designed to preserve long-term values and protect stockholders against stock accumulations and other abusive tactics to acquire control of Flushing Financial. Under the Rights Plan, each stockholder of record at the close of business on September 30, 1996 received a dividend distribution of one right to purchase from Flushing Financial one-three-hundred-thirty-seventh-and-one-half of a share of a new series of junior participating preferred stock at a price of $64, subject to certain adjustments. The rights will become exercisable only if any person or group acquires 15% or more of Flushing Financial’s common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of the Flushing Financial common stock (the “acquiring person or group”). In such case, all stockholders other than the acquiring person or group will be entitled to purchase, by paying the $64 exercise price, common stock (or a common stock equivalent) with a value of twice the exercise price. In addition, at any time after such event, and prior to the acquisition by any person or group of 50% or more of the common stock, the board of directors may, at its option, require each outstanding right (other than rights held by the acquiring person or group) to be exchanged for one share of common stock (or one common stock equivalent). The rights expire on September 30, 2006.

The Rights Plan, as well as certain provisions of Flushing Financial’s certificate of incorporation and bylaws, Flushing Savings Bank’s federal stock charter and bylaws, certain federal regulations and provisions of Delaware corporation law, and certain provisions of remuneration plans and agreements applicable to employees and officers of Flushing Savings Bank may have anti-takeover effects by discouraging potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the board of directors. The Rights Plan and those other provisions, as well as applicable regulatory restrictions, may also prevent or inhibit the acquisition of a controlling position in the common stock and may prevent or inhibit takeover attempts that certain stockholders may deem to be in their or other stockholders’ interest or in the interest of Flushing Financial, or in which stockholders may receive a substantial premium for their shares over then current market prices. The Rights Plan and those other provisions may also increase the cost of, and thus discourage, any such future acquisition or attempted acquisition, and would render the removal of the current board of directors or management of Flushing Financial more difficult.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations and business of Flushing Financial and Atlantic Liberty, and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential” or other similar expressions.

The ability of Flushing Financial and Atlantic Liberty to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following:

•	difficulties in obtaining required stockholder and regulatory approvals for the merger;

•	increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment;

•	changes in deposit flows, loan demand or real estate values;

•	changes in accounting principles, policies or guidelines;

•	legislative or regulatory changes;

•	changes in general economic conditions, either nationally or in some or all of the operating areas in which the combined company will be doing business, or conditions in securities markets or the banking industry;

•	a materially adverse change in the financial condition of Flushing Financial or Atlantic Liberty;

•	the level and timeliness of realization, if any, of expected cost savings from the merger;

•	difficulties related to the consummation of the merger and the integration of the businesses of Flushing Financial and Atlantic Liberty;

•	lower than expected revenues following the merger; and

•	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting operations, pricing and services.

Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Atlantic Liberty stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference, or such other relevant historical date in this or incorporated documents.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Flushing Financial or Atlantic Liberty or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Flushing Financial and Atlantic Liberty undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE ATLANTIC LIBERTY SPECIAL MEETING

This section contains information about the special meeting of Atlantic Liberty stockholders that has been called to consider and approve the merger.

Together with this document, Atlantic Liberty is also sending you a notice of the special meeting and a form of proxy that is solicited by the Atlantic Liberty board of directors. The special meeting will be held at the main office of Atlantic Liberty Savings, 186 Montague Street, Brooklyn, New York, at 3:30 p.m., local time, on                     , 2006. This proxy statement/prospectus is first being mailed to stockholders of Atlantic Liberty on or about                     , 2006.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal for approval of the merger agreement.

You may be asked to vote upon a proposal to adjourn or postpone the Atlantic Liberty special meeting, if necessary. Atlantic Liberty could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Proxies

Each copy of this document mailed to Atlantic Liberty stockholders is accompanied by a proxy card with voting instructions for submission by mail. You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Atlantic Liberty special meeting, or at any adjournment or postponement of the meeting, regardless of whether you plan to attend the Atlantic Liberty special meeting. You can revoke your proxy at any time before the vote is taken at the Atlantic Liberty special meeting.

If your shares are held in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you provide.

If you hold stock in your name as a stockholder of record, you may revoke your proxy by:

•	submitting written notice of revocation to the Corporate Secretary of Atlantic Liberty prior to the voting of such proxy;

•	submitting a properly executed proxy bearing a later date; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Atlantic Liberty Financial Corp.

186 Montague Street

Brooklyn, New York 11201

Attention: William M. Gilfillan, Corporate Secretary

If your shares are held in “street name” through a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that Atlantic Liberty receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger, and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. The Atlantic Liberty board of directors is presently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, or at any adjournment or postponement thereof, Atlantic Liberty intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card. However, proxies that indicate a vote against approval of the merger will not be voted in favor of adjourning or postponing the special meeting to solicit additional proxies.

Atlantic Liberty stockholders should NOT send stock certificates with their proxy cards. Atlantic Liberty stockholders will be sent election forms and instructions, at which time they will be requested to submit their stock certificates. If the merger is completed, Atlantic Liberty stockholders who did not make a timely or proper election will be mailed a transmittal form promptly following the completion of the merger with instructions on how to exchange their Atlantic Liberty stock certificates for the merger consideration.

Solicitation of Proxies

Atlantic Liberty will bear the entire cost of soliciting proxies from its stockholders. In addition to solicitation of proxies by mail, Atlantic Liberty will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Atlantic Liberty common stock and secure their voting instructions, if necessary. Atlantic Liberty will reimburse the record holders for their reasonable expenses in taking those actions. Atlantic Liberty has also made arrangements with Georgeson Shareholder Communications Inc. to assist it in soliciting proxies and has agreed to pay them a fee of $7,000 plus out-of-pocket expenses for these services. If necessary, Atlantic Liberty may use several employees of Atlantic Liberty Savings, who will not be specially compensated, to solicit proxies from Atlantic Liberty stockholders, either personally or by telephone, facsimile or letter.

Record Date

The Atlantic Liberty board of directors has fixed the close of business on                     , 2006 as the record date for determining the Atlantic Liberty stockholders entitled to receive notice of and to vote at the special meeting. On the record date,              shares of Atlantic Liberty common stock were outstanding and held by approximately holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Atlantic Liberty common stock is necessary to constitute a quorum at the special meeting. Abstentions and any unvoted proxies submitted by a bank or broker (referred to as broker non-votes) will be counted solely for the purpose of determining whether a quorum is present.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Atlantic Liberty common stock entitled to vote at the special meeting. Because the affirmative vote of the holders of a majority of the outstanding shares of Atlantic Liberty common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger agreement. Accordingly, the Atlantic Liberty board of directors urges Atlantic Liberty stockholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournments is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

You are entitled to one vote for each share of Atlantic Liberty common stock you held as of the record date. However, Atlantic Liberty’s certificate of incorporation provides that stockholders of record who beneficially own in excess of 10% of the then-outstanding shares of common stock of Atlantic Liberty are not entitled to any vote with respect to the shares held in excess of the 10% limit. As of the record date, directors and executive officers of Atlantic Liberty and their affiliates had the right to vote              shares of Atlantic Liberty common stock, or             % of the outstanding Atlantic Liberty common stock at that date. As of the record date, none of the directors and executive officers of Flushing Financial or their affiliates had the right to vote shares of Atlantic Liberty common stock. Atlantic Liberty’s directors and executive officers have agreed to vote their shares of Atlantic Liberty common stock in favor of the merger agreement.

Recommendation of the Board of Directors

The Atlantic Liberty board of directors has unanimously approved the merger agreement and the transactions contemplated in the merger agreement. The Atlantic Liberty board of directors has determined that the merger agreement and the transactions contemplated in the merger agreement are advisable and in the best interests of Atlantic Liberty and its stockholders and unanimously recommends that you vote “FOR” approval of the merger agreement.

See “The Proposed Merger – Atlantic Liberty’s Reasons for the Merger; Recommendation of Atlantic Liberty’s Board of Directors” for a more detailed discussion of the Atlantic Liberty board of directors’ recommendation.

Attending the Special Meeting

All holders of Atlantic Liberty common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Participants in Atlantic Liberty’s and Atlantic Liberty Savings’ Benefit Plans

Participants in Atlantic Liberty Savings’ Employee Stock Ownership Plan (“ESOP”) have the right to direct the trustee as to the voting of Atlantic Liberty common stock allocated to their plan accounts, but do not have the right to vote these shares personally at the special meeting. Participants in the Atlantic Liberty Savings 401(k) Savings Plan (“401(k) Plan”) have the right to direct the trustee as to voting of the units held in the employer stock fund, but do not have the right to vote these shares personally at Atlantic Liberty’s special meeting. Such participants should refer to the voting instructions provided by each plan’s trustee for information on how to direct the voting of these shares.

Under the ESOP, each participant directs the ESOP trustee as to how to vote the shares allocated to the participant’s account. The ESOP trustee then votes the unallocated shares in the ESOP loan suspense account and any allocated shares for which it has received no voting instructions, to the extent consistent with its fiduciary responsibilities, in the same proportions as the votes it receives on allocated shares.

Under the 401(k) Plan, each participant with trust fund units in the employer stock fund has the right to participate in the exercise of voting rights of shares held in the plan by filing a direction with the trustee. Generally, the trustee will cast a number of affirmative votes equal to the product of the total number of shares held in the employer stock fund and a fraction, the numerator of which is the aggregate value of the units in the fund of all persons directing that an affirmative vote be cast and the denominator of which is the aggregate value of the units in the employer stock fund of all persons directing that an affirmative or negative vote be cast. The 401(k) Plan provides that the 401(k) Plan trustee will cast a number of negative votes equal to the product of the total number of shares held in the employer stock fund and a fraction, the numerator of which is the aggregate value of the units in the fund of all participants directing that a negative vote be cast and the denominator of which is the aggregate value of the units in the employer stock fund of all participants directing that an affirmative or negative vote be cast.

Security Ownership of Certain Beneficial Owners of Atlantic Liberty

The following table sets forth certain information as to those persons that Atlantic Liberty believes are beneficial owners of more than 5% of Atlantic Liberty’s outstanding common stock as of March 15, 2006. Persons and groups that beneficially own in excess of 5% of Atlantic Liberty’s common stock are required to file certain reports with Atlantic Liberty and with the Securities and Exchange Commission regarding such beneficial ownership. For purposes of the table below and the table set forth under “Beneficial Stock Ownership of Management,” a person is deemed to be the beneficial owner of any shares of common stock (1) over which the person has or shares, directly or indirectly, voting or investment power, or (2) of which the person has a right to acquire beneficial ownership at any time within 60 days after March 15, 2006, other than the Chairman of the Board whose share holdings are set forth below. “Voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. As of March 15, 2006, there were 1,719,956 shares of Atlantic Liberty common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding

Atlantic Liberty Savings, F.A. Employee Stock Ownership Plan Trust (1) 186 Montague Street Brooklyn, New York 11201	130,908	7.61%

Wellington Management Company, LLP (2) 75 State Street Boston, Massachusetts 02109	145,600	8.47%

Bay Pond Partners, L.P., Wellington Hedge Management, LLC and Wellington Hedge Management, Inc. (3) c/o Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	111,600	6.49%

(1)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 19, 2006.

(2)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006.

Beneficial Stock Ownership of Management

The following table sets forth information with respect to the shares of Atlantic Liberty common stock beneficially owned by each director of Atlantic Liberty, by certain executive officers of Atlantic Liberty and by all directors and executive officers as a group as of March 15, 2006. Except as otherwise indicated, each person shown in the table has sole voting and investment power with respect to the shares of common stock indicated. The titles for the individuals listed in the following table are Atlantic Liberty titles, except as otherwise noted.

Name	Position with Atlantic Liberty (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Richard T. Arkwright (2)	Chairman	115,475	6.71%
Barry M. Donohue (3)(8)	President and Chief Executive Officer	62,896	3.66%
Hon. Guy J. Mangano (4)	Director	19,495	1.13%
Thomas M. De Martino (5)	Director	19,434	1.13%
George M. Spanakos (6)	Director	20,080	1.17%
William M. Gilfillan(7)(8)	Executive Vice President, Chief Financial Officer and Corporate Secretary	53,635	3.12%
All officers and directors as a group (6 persons)		291,015	16.92%

(1)	The address of the referenced officers and directors is 186 Montague Street, Brooklyn, New York.

(2)	Mr. Arkwright directly owns and has sole voting power over 88,375 shares. Mr. Arkwright may be deemed to be the indirect owner of 27,100 shares beneficially owned by Analytic Asset Management, Inc. of which he is Chairman. Mr. Arkwright disclaims ownership over such shares. Includes 6,929 shares underlying options exercisable within 60 days of the record date.

(3)	Mr. Donohue has sole voting power over 62,896 shares. Includes 27,718 shares underlying options exercisable within 60 days of the record date, as well as 9,942 shares held pursuant to the Atlantic Liberty Savings 401(k) Plan.

(4)	Mr. Mangano has sole voting power over 9,495 shares and shared voting power over 10,000 shares. Includes 6,929 shares underlying options exercisable within 60 days of the record date.

(5)	Mr. De Martino has sole voting power over 19,434 shares. Includes 6,929 shares underlying options exercisable within 60 days of the record date.

(6)	Mr. Spanakos has sole voting power over 9,680 shares and shared voting power over 10,400 shares. Includes 6,929 shares underlying options exercisable within 60 days of the record date.

(7)	Mr. Gilfillan has sole voting power over 53,635 shares. Includes 22,585 shares underlying options exercisable within 60 days of the record date, as well as 4,481 shares held pursuant to the Atlantic Liberty Savings 401(k) Plan.

(8)	Includes 6,248 shares allocated pursuant to the Atlantic Liberty Savings’ ESOP.

THE PROPOSED MERGER

(Proposal One)

The description of the merger and the merger agreement contained in this proxy statement/prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement. We have attached a copy of the merger agreement as Appendix A, and it is incorporated by reference into this proxy statement/prospectus. We encourage you to read the merger agreement.

General

Pursuant to the merger agreement, Atlantic Liberty will merge with and into Flushing Financial, with Flushing Financial as the surviving entity. Outstanding shares of Atlantic Liberty common stock will be converted into the right to receive cash, shares of Flushing Financial common stock or a combination of cash and stock. Cash will be paid in lieu of any fractional share of Flushing Financial common stock. See “– Merger Consideration; Cash or Stock Election” below. As a result of the merger, the separate corporate existence of Atlantic Liberty will cease and Flushing Financial will succeed to all of the rights and be responsible for all of the obligations of Atlantic Liberty. Following the merger of Atlantic Liberty into Flushing Financial, Atlantic Liberty Savings will merge with and into Flushing Savings Bank and the separate corporate existence of Atlantic Liberty Savings will cease.

Background of the Merger

The Atlantic Liberty board of directors has periodically discussed and reviewed with management the business, strategic direction, performance and prospects of Atlantic Liberty in the context of the current and prospective business and regulatory environment, and Atlantic Liberty Savings’ size and resources relative to its competitors. The Atlantic Liberty board of directors has also at times discussed with management various potential strategic options, including strategies to grow Atlantic Liberty’s business through marketing initiatives and changing the mix of loans originated by Atlantic Liberty Savings. In this regard, the management of Atlantic Liberty has from time to time communicated informally with representatives of other financial institutions regarding industry trends and issues. In addition, management and the board of directors have met periodically with representatives of Sandler O’Neill to review the financial performance of Atlantic Liberty Savings and the risks associated with maintaining Atlantic Liberty Savings’ current business plan compared to changing the business plan to originate riskier but potentially more profitable commercial loans. Management and the board also considered Atlantic Liberty Savings’ strategic direction and the possible benefits arising from a potential business combination.

In November 2004, the Atlantic Liberty board of directors held a board meeting, at which Sandler O’Neill was present. The board of directors reviewed with management the current financial services environment and the strategic options potentially available to Atlantic Liberty, including strategies for continuing as an independent entity (such as the purchase of branches and de novo branching) and for undertaking a business combination with another financial institution. It was noted that Atlantic Liberty had been public for two years and that under Office of Thrift Supervision regulations it could not, at that time, pursue a strategic business combination in which Atlantic Liberty was not the surviving entity. The board of directors agreed to monitor changes in the local business environment and how such changes might affect Atlantic Liberty Savings’ profitability and prospects. At the conclusion of the meeting, the board of directors determined to invite Sandler O’Neill to make a presentation to the board of directors in 2005, at which meeting an analysis of the current business plan would be presented as well as a review of Atlantic Liberty’s strategic options.

On July 20, 2005, representatives of Sandler O’Neill met with the Atlantic Liberty board of directors and reviewed with the board of directors financial and other information relating to Atlantic Liberty. Management and Sandler O’Neill also reviewed with the board of directors the current financial services environment, including continued consolidation, increased regulatory costs associated with being a public company, including compliance with the Sarbanes-Oxley Act of 2002, the flattening yield curve and its impact on Atlantic Liberty Savings’ net interest income, evolving trends in technology, increasing competition, and the potential impact of that environment on Atlantic Liberty’s business, performance, prospects and strategic options. Management and Sandler O’Neill also discussed with the board of directors the potential risks and benefits of the various strategies. Sandler O’Neill provided a historical analysis of Atlantic Liberty’s business growth in comparison to a peer group of institutions, as well as an evaluation of Atlantic Liberty’s potential earnings generating capacity. Among other things, the board noted that Atlantic Liberty’s continued success in the current financial services environment would likely depend upon growing the bank and diversifying its loan and product mix. The board concluded that undertaking such a change in its business plan would require increases in Atlantic Liberty’s interest expense and noninterest expense, and that a successful transition was not guaranteed. At the conclusion of this meeting, the Atlantic Liberty board of directors determined to continue to pursue the operations and current business plan of Atlantic Liberty.

At the September 2005 board meeting, there was further discussion by the board and management regarding Atlantic Liberty’s current business prospects should it remain independent, and the need to review its strategic alternatives as part of a review of Atlantic Liberty’s long-term business plan. At the meeting, the board determined to formally engage Sandler O’Neill as independent financial advisor to assist Atlantic Liberty in its strategic planning.

At the October 2005 board meeting, representatives of Sandler O’Neill and counsel met with the Atlantic Liberty board and management. At the meeting, the board reviewed in detail the status of the equity markets for financial institutions, and a market valuation matrix for Atlantic Liberty based upon projected earnings for Atlantic Liberty, a discounted dividend stream analysis and a terminal value analysis. At the meeting the board discussed in detail the challenges facing smaller institutions in the current flat interest rate environment as well as the increasing level of non-interest expenses that were unavoidable, such as the increasing costs of regulatory and securities law compliance and the impact that recent accounting pronouncements would have on Atlantic Liberty’s profitability. Sandler O’Neill then presented a detailed review of the environment for mergers in the New York marketplace, an analysis of Atlantic Liberty’s market value based on peer multiples and an imputed valuation analysis. Sandler O’Neill then discussed potential merger partners. At the conclusion of the meeting, the Atlantic Liberty board of directors authorized Sandler O’Neill to make preliminary contacts with potential strategic partners.

During October and November of 2005, Sandler O’Neill made inquires of 21 financial institutions as to whether they would be interested in considering a potential business combination with Atlantic Liberty. Of the companies contacted, 11 financial institutions signed confidentiality agreements and received a Confidential Information Memorandum dated October 2005 and other information regarding Atlantic Liberty. On October 28, 2005, Flushing Financial signed a confidentiality agreement, and Flushing Financial and Keefe Bruyette & Woods, Inc., its investment advisor, began reviewing the information with respect to Atlantic Liberty. Flushing Financial considered the information with Keefe Bruyette & Woods, Inc., at a Board meeting on November 18, 2005 and submitted its indication of interest to Sandler O’Neill by letter dated November 21, 2005. This was one of two written indications of interest that were submitted. In addition, one oral indication of interest was received by Atlantic Liberty. At a November 23, 2005 special meeting of the board of directors of Atlantic Liberty, an evaluation of the indications of interest was presented by Sandler O’Neill. Flushing Financial’s indication of interest of $24.00 per share payable in stock and cash represented a premium of 20% over the next highest written indication of interest, and was the highest value submitted. The board was advised by Sandler O’Neill that Flushing Financial’s $24.00 per share value presumed that there would be no “excess parachute” payments to officers of Atlantic Liberty Savings that would trigger any excise taxes under sections 280G and 4999 of the Internal Revenue Code as a result of the acquisition. After a discussion about the indications of interest, the board of directors unanimously decided to proceed with a detailed due diligence investigation of Flushing Financial and to permit Flushing Financial to conduct due diligence of Atlantic Liberty. The board further authorized counsel to proceed with the negotiation of a definitive agreement with Flushing Financial subject to the satisfactory completion of due diligence and a satisfactory resolution of any excess parachute payment issues.

During the first week of December 2005, Flushing Financial finalized its due diligence investigation of Atlantic Liberty. The Flushing Financial board met again on December 7, 2005 with Keefe Bruyette & Woods, Inc. to consider the proposed substantive terms of the transaction. Also during that period, representatives of Atlantic Liberty and its advisors conducted a due diligence investigation of Flushing Financial. After further discussion, senior management of Atlantic Liberty and Flushing Financial determined that, assuming the finalization of definitive transaction documentation and satisfactory resolution of any excess parachute payment issues, they were each prepared to present to their respective boards of directors a proposed part-cash, part-stock merger transaction. Following further arm’s length negotiations, taking into account, among other things, the contributions of Atlantic Liberty to the business, operations, financial condition and prospects of the combined company, anticipated cost savings and the impact of the merger consideration on the combined company’s earnings and prospects, management of each company agreed that they were willing to propose to their respective boards of directors a transaction that would allow Atlantic Liberty stockholders to receive, at their election (but subject to adjustment in the event that either form of merger consideration was over-subscribed), either $24.00 in cash or 1.43 shares of Flushing Financial common stock for each share of Atlantic Liberty common stock owned as of the completion of the merger. The merger agreement would provide that 65% of the total merger consideration would be in the form of Flushing Financial common stock and that the remaining 35% of the merger consideration would be in cash. During the next two weeks of December, legal counsel to Flushing Financial and Atlantic Liberty prepared and negotiated the definitive merger agreement, settlement agreements relating to the two executive officers of Atlantic Liberty and other related agreements with respect to the proposed merger and the elimination of excise and other tax issues.

On December 20, 2005, the boards of directors of Flushing Financial and Flushing Savings Bank held a special meeting at which were present senior management, representatives of Keefe Bruyette & Woods, Inc. and Thacher Proffitt & Wood LLP, special counsel, each of whom reported to the boards with respect to the business, financial and legal due diligence conducted by each of them and responded to questions from the boards. Keefe Bruyette & Woods, Inc. advised the boards that, as of the date of the board meeting and based upon and subject to the considerations noted at the meeting, in Keefe Bruyette & Woods, Inc.’s opinion, the proposed merger consideration was fair, from a financial point of view, to Flushing Financial.

Legal counsel then reviewed the agreement and plan of merger and all related documents and the actions taken with respect to the proposed transaction. Following their presentations, Flushing Financial’s and Flushing Savings Bank’s boards approved the proposed transaction and the documents presented.

On December 20, 2005, the boards of directors of Atlantic Liberty and Atlantic Liberty Savings held a special meeting. Mr. Donohue and other members of senior management, together with Atlantic Liberty’s financial and legal advisors, reviewed with the board of directors the terms of the proposed merger with Flushing Financial. Counsel and representatives of Sandler O’Neill also reviewed the history of the board’s actions taken up to the date of this board meeting, during which the board reviewed its business plan as if it were to remain independent, the process by which Flushing Financial’s indication of interest was determined to provide the best value reasonably available for stockholders, and the negotiations with Flushing Financial’s counsel. Mr. Donohue and other members of senior management, as well as representatives of Sandler O’Neill and counsel, also discussed with the board the results of their due diligence review of Flushing Financial.

In addition, representatives of Sandler O’Neill discussed a range of matters, including the matters set forth below under “– Opinion of Atlantic Liberty’s Financial Advisor.” Representatives of Luse Gorman Pomerenk & Schick, P.C., Atlantic Liberty’s legal counsel, then discussed with the Atlantic Liberty board of directors the legal standards applicable to its decisions and actions with respect to the proposed transaction, and reviewed the legal terms of the proposed merger and the related agreements. After this discussion, Sandler O’Neill rendered to the Atlantic Liberty board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of the board meeting and based upon and subject to the considerations described in its opinion, the proposed merger consideration was fair, from a financial point of view, to holders of Atlantic Liberty common stock.

Following these presentations, the Atlantic Liberty and Atlantic Liberty Savings board meetings continued with discussions and questions among the members of the Atlantic Liberty board, management and Atlantic Liberty’s legal and financial advisors. The board discussed, among other things, the fact that the implied value of the merger consideration, based on the exchange ratio and the closing stock price of Flushing Financial common stock on the Nasdaq National Market on the last trading day prior to the board meeting, and the cash portion of the merger consideration, was less than Atlantic Liberty’s closing stock price on the prior day. The board of directors, however, noted that Flushing Financial’s offer was substantially higher than the next highest offer, that Atlantic Liberty had been “fully shopped”, and that Sandler O’Neill believed the trading price of Atlantic Liberty’s common stock had been inflated by investors’ belief that Atlantic Liberty might effect a strategic transaction on or soon after the third anniversary of its public offering, and that the stock price could fall substantially below the Flushing Financial offer if no transaction occurred. The board also noted that it too believed Atlantic Liberty common stock was trading above the levels at which it would otherwise be trading due in large part to the rumors of a potential business combination transaction involving Atlantic Liberty, which were consistent with higher price to earnings ratios of comparable banks and thrifts.

After further discussion, and taking into consideration the factors described under “– Atlantic Liberty’s Reasons for the Merger; Recommendation of Atlantic Liberty’s Board of Directors,” the Atlantic Liberty board determined that the combined company would have better future prospects than Atlantic Liberty was likely to achieve on a stand-alone basis and that the proposed merger with Flushing Financial presented the best opportunity for enhancing Atlantic Liberty stockholder value. Accordingly, the Atlantic Liberty board determined that the Flushing Financial transaction was advisable and in the best interests of Atlantic Liberty and its stockholders, and the Atlantic Liberty board unanimously approved the merger with Flushing Financial.

Following approval of the boards of directors on December 20, 2005 of Atlantic Liberty, Atlantic Liberty Savings, Flushing Financial and Flushing Savings Bank, the parties executed the merger agreement. The next day, the parties publicly announced the transaction by issuing a joint press release.

Atlantic Liberty’s Reasons for the Merger; Recommendation of Atlantic Liberty’s Board of Directors

The Atlantic Liberty board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interests of Atlantic Liberty and its stockholders. In reaching its conclusion to approve the merger agreement, the Atlantic Liberty board of directors considered a number of factors, including the following:

•	The fact that the cash/stock election feature of the merger consideration offers Atlantic Liberty stockholders both the opportunity to participate in the growth and opportunities of the combined company through the stock component, and the opportunity to realize cash for the value of their shares through the cash component, subject to the allocation procedures in the merger agreement in the event that either form of merger consideration is over-subscribed.

•	Its understanding of the business, operations, financial condition, earnings and future prospects of Atlantic Liberty.

•	Its understanding of the business, operations, financial condition, earnings and future prospects of Flushing Financial, taking into account Atlantic Liberty’s due diligence investigation of Flushing Financial.

•	The current and prospective environment in which Atlantic Liberty and Flushing Financial operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the trend toward consolidation in the financial services industry.

•	The review by the Atlantic Liberty board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio and cash consideration offered by Flushing Financial.

•	The complimentary nature of the respective markets, customers and asset/liability mix of the two companies.

•	The reports of Atlantic Liberty’s management and the financial presentation by Sandler O’Neill to Atlantic Liberty’s board of directors concerning the operations, financial condition and prospects of Flushing Financial and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and other financial metrics.

•	The likelihood that the regulatory approvals needed to complete the transaction will be obtained.

•	The historical and current market prices of shares of Flushing Financial common stock and shares of Atlantic Liberty common stock.

•	The opinion delivered to the Atlantic Liberty board of directors by Sandler O’Neill that, as of the date of the opinion and based upon and subject to the considerations in its opinion, the merger consideration was fair, from a financial point of view, to holders of Atlantic Liberty common stock.

•	The benefits of increased liquidity that Atlantic Liberty stockholders would have as stockholders of Flushing Financial.

The Atlantic Liberty board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including:

•	The challenges of combining the businesses, assets and workforces of the two companies, which could affect the post-merger success of the combined company, and the ability to achieve anticipated cost savings and other potential synergies.

•	That the fixed exchange ratio component of the merger consideration will not adjust to compensate for changes in the stock price of Flushing Financial or Atlantic Liberty prior to completion of the merger, and that Flushing Financial is not required to increase the number of shares it issues in the merger in the event that its common stock decreases in value to a greater extent than a predetermined basket of financial stocks.

•	The interests of Atlantic Liberty executive officers and directors with respect to the merger apart from their interests as holders of Atlantic Liberty common stock, and the risk that these interests might influence their decision with respect to the merger. See “– Interests of Directors and Executive Officers In the Merger.”

•	The risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by Flushing Financial as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Atlantic Liberty from proposing such a transaction.

The discussion of the information and factors considered by the Atlantic Liberty board of directors is not exhaustive, but includes all material factors considered by the Atlantic Liberty board of directors. In view of the wide variety of factors considered by the Atlantic Liberty board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Atlantic Liberty board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Atlantic Liberty and its stockholders. In considering the factors described above, individual members of the Atlantic Liberty board of directors may have given different weights to different factors. The Atlantic Liberty board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the Atlantic Liberty board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Atlantic Liberty board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Atlantic Liberty and its stockholders. The board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, Atlantic Liberty’s business strategies. Accordingly, the board of directors unanimously approved the merger agreement and unanimously recommends that Atlantic Liberty stockholders vote “FOR” approval of the merger agreement.

Opinion of Atlantic Liberty’s Financial Advisor

By letter agreement dated September 28, 2005, Atlantic Liberty engaged Sandler O’Neill to provide financial advisory services to the Atlantic Liberty board of directors in connection with the Board’s consideration of a possible business combination involving Atlantic Liberty and a third party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Atlantic Liberty in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the December 20, 2005 meeting at which the Atlantic Liberty board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to Atlantic Liberty shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Atlantic Liberty shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Atlantic Liberty board of directors and is directed only to the fairness of the merger consideration from a financial point of view to Atlantic Liberty’s shareholders. It does not address the underlying business decision of Atlantic Liberty to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Atlantic Liberty or any other aspect of the merger and is not a recommendation to any Atlantic Liberty shareholder as to how the shareholder should vote at the special meeting with respect to the merger or any other matter or the form of consideration the shareholder should elect in the merger.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Atlantic Liberty that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Flushing Financial that Sandler O’Neill deemed relevant;

(4)	an internal budget for Atlantic Liberty for the year ending December 31, 2005 prepared by and reviewed with senior management of Atlantic Liberty and estimates of earnings for Atlantic Liberty for the years ending December 31, 2006 and 2007 furnished by and reviewed with senior management of Atlantic Liberty;

(5)	median estimates of earnings per share for Atlantic Liberty for the years ending December 31, 2005 and 2006 and estimates of earnings per share growth rates for the years thereafter, in each case, reviewed with senior management of Atlantic Liberty;

(6)	an internal budget for Flushing Financial for the year ending December 31, 2005 prepared by and reviewed with management of Flushing Financial and earnings estimates for Flushing Financial for the years ending December 31, 2006 and 2007 furnished by and reviewed with senior management of Flushing Financial;

(7)	estimates of earnings per share for Flushing Financial for the years ending December 31, 2006 and 2007 and estimates of earnings per shares growth rates for the years thereafter, in each case, published by I/B/E/S and reviewed with senior management of Flushing Financial;

(8)	the pro forma financial impact of the merger on Flushing Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments and certain cost savings projected by the senior management of Atlantic Liberty and Flushing Financial;

(9)	the publicly reported historical price and trading activity for Atlantic Liberty’s and Flushing Financial’s common stock, including a comparison of certain financial and stock market information for Atlantic Liberty and Flushing Financial with similar publicly available information for certain other companies the securities of which are publicly traded;

(10)	to the extent publicly available, the financial terms of certain recent business combinations in the banking industry;

(11)	the current market environment generally and the banking environment in particular; and

(12)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of Atlantic Liberty’s senior management their views of the business, financial condition, results of operations and prospects of Atlantic Liberty. Sandler O’Neill discussed similar matters with certain members of senior management of Flushing Financial regarding the business, financial condition, results of operations and prospects of Flushing Financial.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information and other information that was available from public sources, that was provided to it by Atlantic Liberty or Flushing Financial or their respective representatives or that was otherwise reviewed by it, and further relied on the assurances of senior management of Atlantic Liberty and Flushing Financial that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify any such information and it did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Atlantic Liberty or Flushing Financial or any of their respective subsidiaries, or the ability to collect on any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses, and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Atlantic Liberty or Flushing Financial, nor did it review any individual credit files relating to Atlantic Liberty or Flushing Financial. With Atlantic Liberty’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Atlantic Liberty and Flushing Financial were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Atlantic Liberty or Flushing Financial since the date of the most recent financial statements made available. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of Atlantic Liberty or Flushing Financial.

Sandler O’Neill assumed, in all respects material to its analysis, that Atlantic Liberty and Flushing Financial will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by it under such agreements, that the conditions precedent in such agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes with respect to the Flushing Financial common stock to be issued in the merger. With Atlantic Liberty’s consent, Sandler O’Neill relied upon the advice Atlantic Liberty received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion therein as to what the value of the Flushing Financial common stock will be when issued to Atlantic Liberty’s shareholders pursuant to the merger agreement or the prices at which the Atlantic Liberty or Flushing Financial common stock may trade at any time.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Atlantic Liberty or Flushing Financial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Atlantic Liberty or Flushing Financial and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill for Atlantic Liberty in its analyses were based upon internal financial projections for Atlantic Liberty prepared by and reviewed with the management of Atlantic Liberty. The earnings projections used and relied upon by Sandler O’Neill for Flushing Financial in its analyses were based upon internal financial projections for Flushing Financial prepared by and reviewed with the management of Flushing Financial. With respect to Atlantic Liberty’s and Flushing Financial’s financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, management of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of management and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections and estimates provided by management of Atlantic Liberty and Flushing Financial were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Atlantic Liberty, Flushing Financial and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Atlantic Liberty board at the board’s December 20, 2005 meeting. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the Flushing Financial common stock or the price at which the Flushing Financial common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the total consideration equal to (i) $14.13 million in cash and (ii) 2.4057 million shares of Flushing Financial common stock and also based upon (i) 1,682,347 shares of Atlantic Liberty common stock outstanding as of September 30, 2005, (ii) 68,435 unvested management recognition plan shares that will vest upon a change of control, (iii) 157,887 options outstanding with a weighted average strike price of $18.50 per option and (iv) the closing stock price of Flushing Financial common stock of $16.55 on December 19, 2005, Sandler O’Neill calculated a per share transaction value of $23.78 (excluding merger expenses and capitalized transaction costs), which is the sum of 65% x 1.43 x $16.55 plus 35% x $24.00.

Based upon Atlantic Liberty’s financial information as of and for the period ending September 30, 2005, Sandler O’Neill calculated the following ratios:

	Transaction Ratios
	Flushing Financial/ Atlantic Liberty	Regional Transactions(1)	Nationwide Transactions(2)
Transaction price/Last 12 Months Earnings Per Share	22.9x	22.9x	23.3x
Transaction price/Book value (3)	139%	198%	177%
Transaction price/Tangible book value (3)	139%	239%	209%
Tangible book premium/Core deposits (4)	18.8%	20.0%	20.3%

(1)	Represents the median transaction ratios for Mid-Atlantic and New England savings institution transactions with a deal value greater than $15 million since January 1, 2004.

(2)	Represents the median transaction ratios for nationwide savings institution transactions with a deal value greater than $15 million since January 1, 2005.

(3)	Reflects Atlantic Liberty’s stated book value and tangible book value of $17.08 per share.

(4)	Core deposits are defined as total deposits less jumbo and brokered certificates of deposit.

Stock Trading History of Atlantic Liberty. Sandler O’Neill reviewed the reported closing per share market prices and volume of the Atlantic Liberty common stock for a one-year period ended December 19, 2005, and since Atlantic Liberty’s initial public offering. Sandler O’Neill then reviewed the relationship between the movements in the closing prices of the Atlantic Liberty common stock during those periods to movements in certain stock indices, including the Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, and the Nasdaq Bank Index, and to the weighted average (by market capitalization) performance of a peer group of publicly-traded savings institutions selected by Sandler O’Neill. The institutions included in the peer group are identified in the section “ – Comparable Company Analysis of Atlantic Liberty” below.

During the one-year period ended December 19, 2005 and since the initial public offering on October 23, 2002, the Atlantic Liberty common stock outperformed all of the selected indices and its peer group.

Atlantic Liberty Stock Performance

	Beginning Index Value December 19, 2004	Ending Index Value December 19, 2005
Atlantic Liberty	100.0	134.2
Atlantic Liberty Peer Group	100.0	92.0
NASDAQ Bank Index	100.0	98.6
S&P Bank Index	100.0	101.1
S&P 500 Index	100.0	105.3

	Beginning Index Value October 23, 2002	Ending Index Value December 19, 2005
Atlantic Liberty	100.0	184.4
Atlantic Liberty Peer Group	100.0	144.6
NASDAQ Bank Index	100.0	140.4
S&P Bank Index	100.0	133.4
S&P 500 Index	100.0	140.7

Sandler O’Neill also noted that the total reported trading volume for Atlantic Liberty over the one-year period was 689,000 shares, and 2.8 million shares since its initial public offering.

Comparable Company Analysis of Atlantic Liberty. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Atlantic Liberty and a group of savings institutions selected by Sandler O’Neill. This peer group consisted of the following publicly traded savings institutions:

Elmira Savings Bank
Farnsworth Bancorp, Inc.
Laurel Capital Group, Inc.
Mayflower Co-operative Bank
Roebling Financial Corp., Inc.
Rome Bancorp, Inc.
RSV Bancorp, Inc.
SE Financial Corp.
WVS Financial Corp.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Atlantic Liberty and the median data for the savings institutions in the peer group as of and for the 12 months ending September 30, 2005. The table below sets forth the comparative data as of and for the 12 months ending September 30, 2005, with pricing data as of December 19, 2005:

Comparable Group Analysis of Atlantic Liberty

	Atlantic Liberty		Peer Group Median
Total assets (in millions)	$177.1		$239.8
Tangible equity/Tangible assets	16.23%		8.88%
Intangible Assets/Total Equity	0.00		0.00
Net Loans/Total Assets	69.96		62.30
Gross Loans/Total Deposits	119.12		83.82
Total Borrowings/Total Assets	22.90		8.48
Non-Performing Assets/Assets	0.05		0.25
Loan Loss Reserve/Gross Loans	0.60		0.89
Net Interest Margin	4.01		3.45
Non-Interest Income/Average Assets	0.33		0.45
Fees/Revenues	7.89		10.91
Non-Interest Expense/Average Assets	2.54		2.59
Efficiency Ratio	60.82		68.98
Last 12 Months Return on Average Assets	0.94		0.66
Last 12 Months Return on Average Equity	6.11		5.37
Price/Book Value	164.02		147.10
Price/Tangible Book Value	164.02		148.04
Price/Last 12 Months Earnings Per Share	26.94	x	27.64	x
Dividend Payout Ratio	27.88%		44.94%
Dividend Yield	1.03		2.45
Market Capitalization (in millions)	$47		$34
3 – Year Compound Annual Growth Rate of Total Assets	11.24%		6.84%
3 – Year Compound Annual Growth Rate of Total Deposits	0.54		6.31

Discounted Dividend Stream and Terminal Value Analysis of Atlantic Liberty. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Atlantic Liberty through December 31, 2009 under various circumstances, assuming Atlantic Liberty’s projected dividend stream and assuming that Atlantic Liberty performed in accordance with the earnings projections through 2009 that were reviewed with Atlantic Liberty’s management. To approximate the terminal value of Atlantic Liberty common stock at December 31, 2009, Sandler O’Neill applied a 10.0x to 25.0x price/last 12 months earnings multiple range. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 14% chosen to reflect different assumptions regarding required rates of return of holders of Atlantic Liberty common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Atlantic Liberty common stock of $8.00 to $21.58 when applying the price/last 12 months earnings multiples. Sandler O’Neill also considered and discussed with the Atlantic Liberty board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, dividend payout ratios, and share repurchases.

Earnings Per Share Multiples

Discount Rate	10.0x	13.0x	16.0x	19.0x	22.0x	25.0x
9.00%	$9.21	$11.68	$14.16	$16.63	$19.11	$21.58
10.00%	$8.95	$11.35	$13.75	$16.16	$18.56	$20.96
11.00%	$8.70	$11.03	$13.36	$15.70	$18.03	$20.37
12.00%	$8.46	$10.72	$12.99	$15.26	$17.52	$19.79
13.00%	$8.22	$10.43	$12.63	$14.83	$17.03	$19.24
14.00%	$8.00	$10.14	$12.28	$14.42	$16.56	$18.70

Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Stock Trading History of Flushing Financial. Sandler O’Neill reviewed the reported closing per share market prices and volume of the Flushing Financial common stock for the one-year and three-year periods ended December 19, 2005 and the relationship between the movements in the closing prices of the Flushing Financial common stock during those periods to movements in certain stock indices, including the Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, and the Nasdaq Bank Index, and to the weighted average (by market capitalization) performance of a peer group of publicly-traded savings institutions selected by Sandler O’Neill. The institutions included in the peer group are identified in the section “ – Comparable Company Analysis of Flushing Financial” below.

During the one-year period ended December 19, 2005, the Flushing Financial common stock underperformed all of the selected indices and its peer group. Over the three-year period ended December 19, 2005, the Flushing Financial common stock outperformed all of the indices and peer group to which it was compared.

Flushing Financial Stock Performance

	Beginning Index Value December 19, 2004	Ending Index Value December 19, 2005
Flushing Financial	100.0	84.3
Flushing Financial Peer Group	100.0	95.4
NASDAQ Bank Index	100.0	98.6
S&P Bank Index	100.0	101.1
S&P 500 Index	100.0	105.3

	Beginning Index Value December 19, 2002	Ending Index Value December 19, 2005
Flushing Financial	100.0	153.0
Flushing Financial Peer Group	100.0	126.9
NASDAQ Bank Index	100.0	139.4
S&P Bank Index	100.0	137.4
S&P 500 Index	100.0	139.2

Sandler O’Neill also noted that the total reported trading volume for Flushing Financial over the one-year and three-year periods ended December 19, 2005 was 15.1 million and 40.0 million shares.

Comparable Company Analysis of Flushing Financial. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Flushing Financial and a group of savings institutions selected by Sandler O’Neill. This peer group consisted of the following publicly traded savings institutions:

Dime Community Bancshares, Inc.
ESB Financial Corporation
FMS Financial Corporation
Harleysville Savings Financial Corporation
KNBT Bancorp, Inc.
NewMil Bancorp, Inc.
OceanFirst Financial Corp.
Parkvale Financial Corporation
PennFed Financial Services, Inc.
Provident New York Bancorp
Sound Federal Bancorp, Inc.
Synergy Financial Group, Inc.
TrustCo Bank Corp NY
Willow Grove Bancorp, Inc.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Flushing Financial and the median data for the savings institutions in the peer group as of and for the 12 months ending September 30, 2005. The table below sets forth the comparative data as of and for the 12 months ending September 30, 2005, with pricing data as of December 19, 2005:

Comparable Group Analysis of Flushing Financial

	Flushing Financial		Peer Group Median
Total assets (in millions)	$2,306.0		$1,840.3
Tangible equity/Tangible assets	7.28%		6.50%
Intangible Assets/Total Equity	2.28		13.02
Net Loans/Total Assets	79.20		59.79
Gross Loans/Total Deposits	137.66		83.56
Total Borrowings/Total Assets	32.01		22.39
Non-Performing Assets/Assets	0.09		0.12
Loan Loss Reserve/Gross Loans	0.60		0.94
Net Interest Margin	3.31		2.95
Non-Interest Income/Average Assets	0.32		0.46
Fees/Revenues	9.24		15.18
Non-Interest Expense/Average Assets	1.67		2.08
Efficiency Ratio	48.05		62.79
Last 12 Months Return on Average Assets	1.07		0.73
Last 12 Months Return on Average Equity	14.18		10.57
Price/Book Value	186.69		152.52
Price/Tangible Book Value	191.04		205.73
Price/Last 12 Months Earnings Per Share	13.03	x	15.88	x
Dividend Payout Ratio	30.71%		43.55%
Dividend Yield	2.36		2.67
Market Capitalization (in millions)	$320		$231
3 – Year Compound Annual Growth Rate of Total Assets	11.43%		8.75%
3 – Year Compound Annual Growth Rate of Total Deposits	15.96		8.20

Discounted Dividend Stream and Terminal Value Analysis of Flushing Financial. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Flushing Financial through December 31, 2009 under various circumstances, assuming the projected dividend stream of Flushing Financial and that Flushing Financial performed in accordance with the earnings projections through 2006 reviewed with Flushing Financial management. For periods after 2006, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 10%. To approximate the terminal value of Flushing Financial common stock at December 31, 2009, Sandler O’Neill applied a 10.0x to 20.0x price/last 12 months earnings multiple range. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of

Flushing Financial common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of Flushing Financial common stock of $12.94 to $28.47 when applying the price/last 12 months earnings multiples. Sandler O’Neill also considered and discussed with the Atlantic Liberty board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, dividend payout ratios and share repurchases. The 20-day average closing price of Flushing Financial common stock on December 19, 2004 was $16.94 per share.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.00%	$14.90	$17.61	$20.33	$23.04	$25.76	$28.47
10.00%	$14.48	$17.11	$19.75	$22.38	$25.02	$27.65
11.00%	$14.07	$16.63	$19.19	$21.75	$24.31	$26.86
12.00%	$13.68	$16.16	$18.65	$21.14	$23.62	$26.11
13.00%	$13.30	$15.72	$18.13	$20.55	$22.96	$25.38
14.00%	$12.94	$15.29	$17.63	$19.98	$22.33	$24.67

Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 16 merger transactions announced from January 1, 2004 through December 19, 2005 involving savings institutions acquired in the Mid-Atlantic and New England (the “Regional Group”) with announced transaction values greater than $15 million. Sandler O’Neill also reviewed 15 merger transactions announced in the United States (the “Nationwide Group”) from January 1, 2005 through December 19, 2005 involving savings institutions with announced transaction values greater than $15 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last 12 months’ net income, transaction price to stated book value, transaction price to tangible book value, and tangible book premium to core deposits. Sandler O’Neill computed a high, low, mean, and median multiple and premium for the transactions. The median multiples from the Regional Group and the median multiples for the Nationwide Group were applied to Atlantic Liberty’s financial information as of and for the 12 months ended September 30, 2005. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values for Atlantic Liberty of $39.2 million to $68.8 million based upon the median multiples for the savings institution transactions in the Regional Group and $39.8 million to $60.2 million based upon the median multiples for savings institution transactions in the Nationwide Group.

Comparable Transaction Multiples

	Median Regional Group Multiple		Implied Value ($mm)		Median Nationwide Group Multiple		Implied Value ($mm)
Transaction price/Last 12 Months net income	23.0	x	$39.2		23.3	x	$39.8
Transaction price/Book value	198.3%		$57.0		176.5%		$50.7
Transaction price/Tangible book value	239.3%		$68.8		209.5%		$60.2
Tangible book premium/Core deposits (1)	20.0%		$43.3	(2)	20.3%		$43.5	(2)

(1)	Assumes 30.29% of total deposits are non-core deposits.

(2)	Assumes Atlantic Liberty’s total core deposits are $62.5 million. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $42.47 million over tangible book value by core deposits.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on June 30, 2006; (2) $14.13 million in cash and 2.4057 million shares of Flushing Financial common stock are issued in the merger; (3) earnings per share projections for Atlantic Liberty and Flushing Financial are consistent with internal projections as discussed with management of both companies; and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of Flushing Financial. The analysis indicated that for the year ending December 31, 2006, the merger would be slightly accretive to the projected earnings per share of Flushing Financial and, at June 30, 2006, the assumed closing date for the merger, accretive to the tangible book value per share of Flushing Financial. Additionally, Sandler O’Neill noted that Atlantic Liberty shareholders would own 7.4% of the combined company at closing.

Atlantic Liberty has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $425,000 (based on the closing price of Flushing Financial stock on December 19, 2005), $50,000 of which was payable upon signing of the definitive agreement and the balance of which is contingent and payable upon consummation of the merger. Atlantic Liberty has also agreed to pay Sandler O’Neill fees of $125,000 for rendering its opinion, which will be credited against the portion of the transaction fee payable upon consummation of the merger. Atlantic Liberty has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has in the past provided certain other investment banking services to Atlantic Liberty and has received compensation for such services. Sandler O’Neill also has provided certain investment banking services to Flushing Financial in the past and has received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Atlantic Liberty and Flushing Financial and their respective affiliates and may actively trade the debt or equity securities of Atlantic Liberty and Flushing Financial and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Flushing Financial’s Reasons for the Merger

The Flushing Financial board of directors expects the merger with Atlantic Liberty to enhance Flushing Financial’s banking franchise and competitive position, in particular in Brooklyn, New York. The merger also increases Flushing Financial’s operating and marketing scale.

The Flushing Financial board of directors consulted with Flushing Financial management as well as financial and legal advisors and determined that the merger is in the best interest of Flushing Financial and Flushing Financial’s stockholders. In reaching its conclusion to approve the merger agreement, the Flushing Financial board considered the following factors as generally supporting its decision to enter into the merger agreement:

(i)	The effectiveness of the merger as a method of implementing and accelerating Flushing Financial’s strategies for expanding Flushing Financial’s franchise;

(ii)	Its understanding of Flushing Financial’s business, operations, financial condition, earnings and prospects and of Atlantic Liberty’s business, operations, financial condition, earnings and prospects; and

(iii)	The reports of Flushing Financial management and the financial presentations by Keefe Bruyette & Woods, Inc., financial advisor to Flushing Financial, concerning the operations, financial condition and prospects of Atlantic Liberty and the expected financial impact of the merger on the combined company.

The Flushing Financial board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating Atlantic Liberty’s business, operations and workforce with those of Flushing Financial, the need to obtain Atlantic Liberty stockholder and regulatory approvals in order to complete the transaction, and the risks associated with achieving the anticipated cost savings.

The Flushing Financial board of directors considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to enter into the merger agreement.

The foregoing discussion of the information and factors considered by the Flushing Financial board of directors is not exhaustive, but includes the material factors considered by the Flushing Financial board of directors. In view of the wide variety of factors considered by the Flushing Financial board of directors in connection with its evaluation of the merger and the complexity of these matters, the Flushing Financial board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the Flushing Financial board of directors may have given different weights to different factors.

On the basis of these considerations, the merger agreement was unanimously approved by Flushing Financial’s board of directors.

Merger Consideration; Cash or Stock Election

Merger Consideration. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Atlantic Liberty common stock (other than dissenting shares and shares held by Flushing Financial or by Atlantic Liberty as treasury stock) will be converted into the right to receive, at the election of the holder of such share, either:

•	$24.00 in cash (without interest); or

•	1.43 shares of Flushing Financial common stock; or

•	a combination of cash plus shares of Flushing Financial common stock.

No fractional shares of Flushing Financial common stock will be issued in connection with the merger. Instead, Atlantic Liberty stockholders will receive, without interest, a cash payment from Flushing Financial equal to the product of the fractional share interest they otherwise would have received, and the value of Flushing Financial common stock. For this purpose, Flushing Financial common stock will be valued at the average of its daily closing sales prices during the five consecutive trading days immediately preceding the completion date of the merger.

Based on the closing price of $             per share of Flushing Financial common stock on                     , 2006, the latest practicable date prior to the distribution of this proxy statement/prospectus, the value of 1.43 shares of Flushing Financial common stock would be $            . If this price changes to, for example, $             or $            , then the value of 1.43 shares of Flushing Financial common stock would be $             or $            , as the case may be. We cannot give you any assurance as to whether or when the merger will be completed, and you are advised to obtain current market quotations for Flushing Financial common stock. For more information about the stock prices of Flushing Financial, see “– Flushing Financial Stock Trading and Dividend Information” below.

Cash or Stock Election. All elections by Atlantic Liberty stockholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 65% of the outstanding shares of Atlantic Liberty common stock will be converted into the right to receive Flushing Financial common stock, and the remaining 35% of the outstanding shares of Atlantic Liberty common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Atlantic Liberty stockholders in the aggregate elect to receive more or less of Flushing Financial common stock than Flushing Financial has agreed to issue. These procedures are summarized below.

•

If Flushing Financial common stock is oversubscribed: If Atlantic Liberty stockholders elect to receive more Flushing Financial common stock than Flushing Financial has agreed to issue in the merger, then all Atlantic Liberty stockholders who have elected to receive cash or who have made no election will receive cash for their Atlantic Liberty shares and all stockholders who have elected to receive Flushing Financial common stock will receive a pro rata portion of the available Flushing Financial shares plus cash for those shares not converted into Flushing Financial common stock.

•	If Flushing Financial common stock is undersubscribed: If Atlantic Liberty stockholders elect to receive fewer shares of Flushing Financial common stock than Flushing Financial has agreed to issue in the merger, and

•	the number of shares as to which Atlantic Liberty stockholders have made no election is less than or equal to this shortfall, then all Atlantic Liberty stockholders who have elected to receive Flushing Financial common stock or who have made no election will receive Flushing Financial common stock, and all Atlantic Liberty stockholders who have elected to receive cash will receive a pro rata portion of the available cash consideration plus Flushing Financial shares for those Atlantic Liberty shares not converted into cash; or if

•	the number of no election shares is greater than the shortfall, then all Atlantic Liberty stockholders who have elected to receive Flushing Financial common stock will receive Flushing Financial common stock, all Atlantic Liberty stockholders who have elected to receive cash will receive cash, and all Atlantic Liberty stockholders who made no election will receive a pro rata portion of the remaining available cash consideration plus Flushing Financial shares for those Atlantic Liberty shares not converted into cash.

Neither Atlantic Liberty nor Flushing Financial is making any recommendation as to whether Atlantic Liberty stockholders should elect to receive cash or Flushing Financial common stock in the merger. Each Atlantic Liberty stockholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive Flushing Financial common stock or cash in amounts that vary from the amounts you elect to receive.

Subject to the allocation procedures described above, as of the date hereof, Messrs. Donohue and Gilfillan intend to elect to receive shares of Flushing Financial common stock in exchange for the shares of Atlantic Liberty common stock each owns at the effective time of the merger.

Employees who hold allocated shares of Atlantic Liberty common stock in their ESOP accounts will be able to direct the ESOP trustee as to whether to make an election to receive cash, Flushing Financial common stock or a combination of cash and Flushing Financial common stock for their allocated shares. For any allocated shares for which no directions are received and for any unallocated shares, the ESOP trustee will make an election to receive cash or Flushing Financial common stock, in the same proportion as the elections which the ESOP trustee received from other ESOP participants, unless the ESOP trustee determines that it may not, consistent with its fiduciary duties, make such election for such shares, in which case it will make elections for the shares in the manner as it, in its discretion, determines to be in the best interests of the participants. Similarly, employees who hold shares of Atlantic Liberty common stock in their 401(k) Plan accounts will be able to direct the 401(k) Plan trustee to make an election to receive cash or Flushing Financial common stock or a combination of cash and Flushing Financial common stock for their accounts. Participants in the 401(k) Plan and ESOP will receive additional information regarding their rights under these plans.

Election Procedures; Surrender of Stock Certificates

If you are a record holder of Atlantic Liberty common stock, an election form will be provided to you under separate cover. The election form will entitle you to elect to receive cash, Flushing Financial common stock, or a combination of cash and Flushing Financial common stock, or to make no election with respect to the merger consideration that you wish to receive.

To make a valid election, you must submit a properly completed election form to Computershare Limited, formerly EquiServe Trust Company, NA, which will be acting as the exchange agent, on or before 5:00 p.m., New York City time, on the 20th day following the mailing of the election form. Computershare Limited will act as exchange agent in the merger and in that role will process the exchange of Atlantic Liberty common stock certificates for cash and/or Flushing Financial common stock. Shortly after the merger, the exchange agent will allocate cash and shares of Flushing Financial common stock among Atlantic Liberty stockholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Atlantic Liberty stock certificates after the merger is completed. Please do not forward your Atlantic Liberty stock certificates and election form with your proxy cards. Stock certificates and election forms should be returned to the exchange agent in accordance with the instructions contained in the election form.

An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of Atlantic Liberty common stock covered by the election form (or an appropriate guarantee of delivery), together with executed transmittal materials included with the election form. You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline. All elections will be revoked, and share certificates returned, automatically if the merger agreement is terminated. If you have a preference for receiving either Flushing Financial common stock and/or cash for your Atlantic Liberty common stock, you should complete and return the election form. If you do not make an election, you will be allocated Flushing Financial common stock and/or cash depending on the elections made by other Atlantic Liberty stockholders. You should be aware, however, that if you make an election you will not be able to sell or otherwise transfer your shares of Atlantic Liberty common stock unless you properly withdraw your election prior to the election deadline.

If stock certificates for Atlantic Liberty common stock are not immediately available or time will not permit the election form and other required documents to reach the exchange agent prior to the election deadline, Atlantic Liberty shares may be properly exchanged provided that:

1.	such exchanges are made by or through a member firm of the National Association of Securities Dealers, Inc., or another registered national securities exchange, or by a commercial bank or trust company having an office, branch or agency in the United States;

2.	the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

3.	the exchange agent receives, prior to the election deadline, the certificates for all exchanged Atlantic Liberty shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Atlantic Liberty stockholders who did not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Atlantic Liberty common stock designated as non-election shares.

Atlantic Liberty stockholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their shares concerning how to make the election.

Flushing Financial will deposit with the exchange agent the shares representing Flushing Financial’s common stock and cash to be issued to Atlantic Liberty stockholders in exchange for their shares of Atlantic Liberty common stock. Within five business days after the completion of the merger, the exchange agent will mail to Atlantic Liberty stockholders who did not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their Atlantic Liberty stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of Atlantic Liberty common stock, together with the signed letter of transmittal, the Atlantic Liberty stockholder shall be entitled to receive, as applicable: (i) certificate(s) representing a number of whole shares of Flushing Financial common stock (if any)

determined in accordance with the exchange ratio or (ii) a check representing the amount of cash (if any) to which such holder shall have become entitled to and (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until you surrender your Atlantic Liberty stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any Flushing Financial common stock into which your shares have been exchanged. No interest will be paid or accrued to Atlantic Liberty stockholders on the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the completion of the merger, there will be no further transfers of Atlantic Liberty common stock. Atlantic Liberty stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, Computershare Limited will send you instructions on how to provide evidence of ownership.

If any certificate representing shares of Flushing Financial’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the cash or shares of Flushing Financial common stock made available to the exchange agent that remains unclaimed by Atlantic Liberty stockholders for six months following the effective time of the merger will be returned to Flushing Financial. After six months after the effective time, any Atlantic Liberty stockholder who has not exchanged shares of Atlantic Liberty common stock for the merger consideration in accordance with the merger agreement may look only to Flushing Financial for payment of the merger consideration for these shares and any unpaid dividends or distributions. Nonetheless, Flushing Financial, Atlantic Liberty, the exchange agent or any other person will not be liable to any Atlantic Liberty stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Treatment of Atlantic Liberty Stock Options

At the effective time of the merger, each holder of an option to purchase a share of Atlantic Liberty common stock may elect to have such option converted to options to purchase Flushing Financial common stock or cashed out. For Atlantic Liberty option holders who elect to have all or a portion of their options converted into options to purchase Flushing Financial common stock, the number of Flushing Financial shares to be subject to the new option will be equal to the product of (a) the exchange ratio of 1.43 and (b) the number of shares of Atlantic Liberty common stock subject to the Atlantic Liberty options being converted. The exercise price per share of Flushing Financial common stock under the new option will be equal to the quotient of (i) the per share exercise price of the Atlantic Liberty option being converted and (ii) the exchange ratio of 1.43, rounded up to the next whole cent. The duration and other terms of the new option will be the same as the original Atlantic Liberty options being converted.

To the extent an Atlantic Liberty option holder does not elect to convert the options as described above, such options will be cancelled and will cease to be exercisable. In consideration for the cancellation, Flushing Financial will, with respect to each such outstanding Atlantic Liberty option, pay to the holder an amount equal to the excess (if any) of $24.00 over the exercise price of the outstanding Atlantic Liberty option, less any required tax withholding.

Employee Matters

Atlantic Liberty Savings’ ESOP will be terminated as of, or prior to, consummation of the merger. The ESOP loan will be paid in full and the assets of the ESOP will be allocated and distributed to the ESOP participants in cash or shares of Flushing Financial common stock. See “– Material United States Federal Income Tax Consequences of the Merger” below for a discussion of material federal income tax treatment of participant accounts under the ESOP.

Flushing Financial will review all other Atlantic Liberty compensation and employee benefit plans that do not otherwise terminate (whether pursuant to the terms of any such plan or the merger agreement) to determine whether to maintain, terminate or continue such plans. In the event employee compensation or benefits as currently provided by Atlantic Liberty or Atlantic Liberty Savings are changed or terminated by Flushing Financial, Flushing Financial has agreed to provide compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated Flushing Financial employees.

All Atlantic Liberty Savings employees who become employees of Flushing Financial at the effective time of the merger generally will be given credit for service at Atlantic Liberty Savings or its subsidiaries for eligibility to participate in, and the satisfaction of vesting requirements (but not for pension benefit accrual purposes) under, Flushing Financial’s compensation and benefit plans. Pursuant to the merger agreement, Flushing Financial and Flushing Savings Bank agreed to use commercially reasonable efforts to provide employment to non-executive employees of Atlantic Liberty, but this does not restrict the ability to terminate employment of any employee or make changes to employee benefit programs from time to time.

If Flushing Financial terminates any health plan of Atlantic Liberty, it will make available to employees who continue employment with Flushing Financial health coverage on the same basis as it provides to Flushing Financial employees. Atlantic Liberty’s employees covered by the Flushing Financial plan will receive credit for co-payment and deductibles paid under Atlantic Liberty’s health plan.

See “– Interests of Directors and Executive Officers In the Merger” below for a discussion of employment agreements.

Interests of Directors and Executive Officers in the Merger

Employment Agreements. Atlantic Liberty is party to employment agreements with Barry M. Donohue, President and Chief Executive Officer of Atlantic Liberty, and William M. Gilfillan, Executive Vice President, Chief Financial Officer and Corporate Secretary of Atlantic Liberty. Atlantic Liberty Savings is also party to employment agreements with Messrs. Donohue and Gilfillan. The consummation of the merger constitutes a change in control under the employment agreements.

In the event of a change in control, the executive would be entitled to the payment of a sum equal to three times the sum of his base salary and the highest rate of bonus awarded to him during the prior three years, payable, at his election, in a lump sum or bi-weekly during the remaining term of the agreement. Also, the executive would be entitled to a cash payment equal to the difference, if any, between (i) the present value of benefits to which he would be entitled under Atlantic Liberty Savings’ pension plan if he continued working for Atlantic Liberty Savings for an additional 36 months, over (ii) the present value of the benefits to which he is actually entitled under Atlantic Liberty Savings’ pension plan due to his termination. The executive also would be entitled to a cash payment equal to the present value of Atlantic Liberty Savings’ contributions that would have been made on his behalf under the

401(k) Plan and ESOP and any other defined contribution plan maintained by Atlantic Liberty Savings if he had continued working for Atlantic Liberty Savings for 36 months following his termination. In addition, the executive would be entitled to continuation of life, medical, dental and disability benefits for a period of 36 months after termination, or in lieu thereof, a cash payment of no less than $12,000 per year for three years. He also would become vested in any outstanding unvested stock options or shares of restricted stock that have been awarded to him. In the event payments to the executive include an “excess parachute payment” as defined in the Internal Revenue Code, payments under each of the employment agreements with Atlantic Liberty Savings would be reduced in order to avoid this result. The employment agreements between Messrs. Donohue and Gilfillan and Atlantic Liberty would make up any reduction in benefits by virtue of being considered an excess parachute payment and would reimburse the executive for any additional taxes owed as a result of having such excess parachute payment.

Section 6.11 of the merger agreement requires that as a condition to closing the merger, each of Messrs. Donohue and Gilfillan enter into a settlement agreement to accept in full settlement of his rights under the employment agreements the amounts and benefits agreed upon between the parties and to limit such amounts so that no amounts are subject to tax under Section 280G of the Internal Revenue Code. Accordingly, Flushing Financial, Atlantic Liberty, Mr. Donohue and Mr. Gilfillan negotiated and entered into settlement letters (each a “Settlement Agreement”), Non-Competition Agreements and Addenda to the employment agreements, and negotiated the terms and conditions of the Termination Agreement and Release for each of Messrs. Donohue and Gilfillan. These documents quantify the payments to be made to these executives as a result of the merger and are intended to comply with Section 6.11 of the merger agreement, and generally change the timing of certain payments to the executives that may otherwise be construed as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, or require indemnification for any excise taxes under Section 280G of the Internal Revenue Code or to satisfy the requirements of Section 409A of the Internal Revenue Code. The amounts payable to Mr. Donohue and Mr. Gilfillan, respectively, under the Settlement Agreements, the Termination Agreements and Releases, the Addenda to employment agreements and the Non-Competition Agreements are not greater than the amounts that would otherwise be payable to Mr. Donohue and Mr. Gilfillan under their respective employment agreements in the event of a change in control and termination of employment. Each of these agreements is described more specifically below.

Mr. Donohue and Mr. Gilfillan entered into Non-Competition Agreements with Flushing Financial, dated December 20, 2005, that provide that for a period of two years after the effective time of the merger, Mr. Donohue and Mr. Gilfillan, respectively, will not, without the prior written consent of Flushing Financial, directly or indirectly be associated with any business whose products or activities compete in whole or in part with the products or activities of Flushing Financial or its subsidiaries within a 25 mile radius of the offices of Flushing Financial or any of its subsidiaries. In exchange for these covenants, Flushing Financial will pay Mr. Donohue the sum of $550,000 (less applicable withholding taxes), of which $275,000 is payable on the effective date of the merger and the remaining $275,000 is payable on the first anniversary of the effective date of the merger, and Flushing Financial will pay Mr. Gilfillan the sum of $525,000 (less applicable withholding taxes), of which $262,500 is payable on the effective date of the merger, and the remaining $262,500 is payable on the first anniversary of the effective date of the merger.

Pursuant to the merger agreement, each of Mr. Donohue and Mr. Gilfillan entered into a Settlement Agreement, dated December 20, 2005, with Flushing Financial, Atlantic Liberty and Atlantic Liberty Savings. Mr. Donohue’s Settlement Agreement provides that, in consideration of his execution and delivery of the Settlement Agreement, Atlantic Liberty will pay or cause Atlantic Liberty Savings to pay to Mr. Donohue the sum of $375,000 (subject to applicable taxes) prior to December 31, 2005. The Settlement Agreement also provides that Atlantic Liberty will accelerate or cause the acceleration of the vesting date of all shares of restricted stock issued to Mr. Donohue to be fully vested and nonforfeitable not later than December 31, 2005 and will take or cause to be taken all necessary actions to cause each option to purchase common stock of Atlantic Liberty that is outstanding to Mr. Donohue under the Atlantic Liberty Stock Benefit Plan to be fully vested and exercisable for a period of 10 business days prior to the closing of the merger. The Settlement Agreement also provides that, in consideration for Mr. Donohue’s execution and delivery of a Termination Agreement and Release (described below), on the closing date of the merger, Atlantic Liberty will pay or cause to be paid to Mr. Donohue the sum of $965,632 (subject to applicable taxes). The Settlement Agreement further provides that Atlantic Liberty Savings will preserve, and Flushing Financial will honor, the terms of the split dollar insurance arrangement in effect for Mr. Donohue, under which a permanent life insurance benefit in the amount of $699,966 will be provided on and after the closing date of the merger. Mr. Donohue acknowledged in the Settlement Agreement that if certain conditions are met, then the aggregate amounts payable to him, and any benefits provided to him shall be limited or cut-back so that none of the payments and benefits will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code or subject to the excise tax under Section 4999 of the Internal Revenue Code.

The Settlement Agreement with Mr. Gilfillan contains similar provisions to Mr. Donohue’s agreement, except that the amounts payable to Mr. Gilfillan vary from the amounts payable to Mr. Donohue as follows: in consideration of his execution and delivery of the Settlement Agreement, Atlantic Liberty will pay or cause Atlantic

Liberty Savings to pay to Mr. Gilfillan the sum of $525,000 (subject to applicable taxes) prior to December 31, 2005; on the closing date of the merger, Atlantic Liberty shall pay or cause to be paid to Mr. Gilfillan the sum of $679,558 (subject to applicable taxes); and the amount of the permanent life insurance benefit under Mr. Gilfillan’s split dollar insurance arrangement is $639,894.

Pursuant to the merger agreement, Mr. Donohue and Mr. Gilfillan will each enter into a Termination Agreement and Release (“Agreement and Release”), effective as of the effective time of the merger. Mr. Donohue’s Agreement and Release provides that in consideration of the payment by Atlantic Liberty or Atlantic Liberty Savings to Mr. Donohue of $965,632 (less applicable withholding taxes) on the closing date of the merger, Mr. Donohue, Atlantic Liberty, Atlantic Liberty Savings, Flushing Financial and Flushing Savings Bank agree that Mr. Dohonue’s employment agreements with Atlantic Liberty and Atlantic Liberty Savings, as amended, will terminate. The Agreement and Release further provides that except for Mr. Donohue’s rights or benefits under any tax-qualified employee benefit plan of Atlantic Liberty or Atlantic Liberty Savings, or any split dollar insurance arrangement contemplated in Mr. Donohue’s Settlement Agreement, Mr. Donohue releases completely and forever discharges Atlantic Liberty, Atlantic Liberty Savings, Flushing Financial and Flushing Savings Bank, and each of their successors and assigns, from any obligations under the employment agreements. Furthermore, Mr. Donohue, Atlantic Liberty and Atlantic Liberty Savings agree that, upon the effective date of the merger, the Agreement and Release shall apply to extinguish any obligations of Atlantic Liberty and Atlantic Liberty Savings (or their successors or assigns) to indemnify Mr. Donohue or otherwise provide Mr. Donohue with reimbursement for any excise taxes under Section 4999 of the Internal Revenue Code and any income and related employment taxes.

Mr. Gilfillan’s Agreement and Release contains similar provisions to Mr. Donohue’s Agreement and Release, except that Mr. Gilfillan’s Agreement and Release provides for the payment of $679,558 to Mr. Gilfillan (less applicable taxes) on the closing date of the merger, in consideration for his entry into the Agreement and Release.

Mr. Donohue and Mr. Gilfillan each entered into an Addendum to Employment Agreement with Atlantic Liberty and Atlantic Liberty Savings, dated December 20, 2005, to conform to the provisions and requirements of new Section 409A of the Internal Revenue Code concerning payments of executive compensation. These amendments are technical amendments in response to changes in the tax laws and will not apply if the merger is consummated, since the Settlement Agreements set forth the terms of payment.

As discussed above, the amounts payable to Mr. Donohue and Mr. Gilfillan, respectively, under the Settlement Agreements, the Termination Agreements and Releases and the Non-Competition Agreements are not greater than the amounts that would otherwise be payable to Mr. Donohue and Mr. Gilfillan under their respective employment agreements in the event of a change in control and termination of employment.

Atlantic Liberty Savings Directors’ Retirement Plan. Pursuant to the merger agreement, Atlantic Liberty agreed to cause Atlantic Liberty Savings to amend the Atlantic Liberty Savings Directors’ Retirement Plan by no later than December 31, 2005, in order to cause a “change in control” to be a triggering event for distributions and to require the amounts due to each director to be paid in a lump sum or in installments over five years (in compliance with Section 409A of the Internal Revenue Code). At the effective time of the merger, Atlantic Liberty Savings will pay these amounts, either in a lump sum or in installments over five years, to the Plan’s participants.

ESOP. Pursuant to the terms of the merger agreement, Atlantic Liberty will terminate the ESOP with such termination to be effective as of, or prior to, the consummation of the merger. Upon the termination of the ESOP, any unvested benefits thereunder shall immediately vest. Upon the receipt of a favorable determination letter for termination of the ESOP from the Internal Revenue Service, the account balances in the ESOP will be distributed to participants and beneficiaries in accordance with applicable law and the ESOP. In connection with the termination of the ESOP, and prior to any final distribution to participants, the trustee of the ESOP will utilize funds in the ESOP suspense account resulting from the exchange of unallocated shares for the acquisition consideration to repay the outstanding loan to the ESOP, and any remaining amounts in the ESOP suspense account will be allocated to the accounts of participating Atlantic Liberty Savings’ ESOP participants and beneficiaries in accordance with applicable law and the ESOP. As of December 20, 2005 the ESOP held approximately 95,815 unallocated shares of Atlantic Liberty common stock in the suspense account as collateral for the ESOP loan and the outstanding principal balance of the loan to the ESOP was approximately $958,153. Assuming an ESOP termination in 2006, it is anticipated that approximately 47,907 shares will be allocated to the accounts of Atlantic Liberty Savings’ ESOP participants and beneficiaries in connection with the termination of the ESOP.

Flushing Financial Advisory Board. Pursuant to the merger agreement, effective as of the effective date of the merger, Flushing Financial will establish an Advisory Board, which will consist of each individual who serves on the board of directors of Atlantic Liberty Savings or Atlantic Liberty, both on the date of the merger agreement and immediately prior to the effective time of the merger, and the current Corporate Secretary of Atlantic Liberty, William M. Gilfillan. Each member of the Advisory Board will receive an annual retainer of $15,000 and an Advisory Board meeting fee of $1,000 which will be paid quarterly for each meeting attended. The Advisory Board will remain in effect for a period of three years.

Indemnification. Pursuant to the merger agreement, Flushing Financial has agreed that, for a period of six years after the effective date of the merger, it will indemnify, defend and hold harmless each present and former officer or director of Atlantic Liberty or any of its subsidiaries against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities, judgments and amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Atlantic Liberty or any of its subsidiaries if such action or proceeding pertains to any matter of fact arising, existing or occurring before the effective date of the merger to the fullest extent permitted under Delaware law (to the extent not prohibited by federal law), Flushing Financial’s certificate of incorporation and bylaws and Atlantic Liberty’s certificate of incorporation and bylaws. Flushing Financial will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted under Delaware law (to the extent not prohibited by federal law), provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification.

Directors’ and Officers’ Insurance. Flushing Financial has further agreed, for a period of six years after the effective date of the merger, to cause the persons serving as officers and directors of Atlantic Liberty immediately prior to the effective date to continue to be covered by Atlantic Liberty’s current directors’ and officers’ liability insurance policies with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such. However, Flushing Financial may substitute policies of at least the same coverage and amounts containing terms and conditions that are not materially less favorable than Atlantic Liberty’s current policies, but in no event will Flushing Financial be required to expend more than 150% of the annual cost currently expended by Atlantic Liberty with respect to such insurance.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Atlantic Liberty and Flushing Financial before the effective time of the merger. In general, the merger agreement obligates Atlantic Liberty and Flushing Financial to conduct their businesses in the usual, regular and ordinary course of business and to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights and franchises. In addition, Atlantic Liberty has agreed that, except as expressly contemplated by the merger agreement, without the prior written consent of Flushing Financial, it will not, among other things:

•	change or waive any provision of its certificate of incorporation or bylaws;

•	issue any additional shares of capital stock except that Atlantic Liberty may issue shares of Atlantic Liberty common stock under presently outstanding options, or declare or pay any dividend other than its regular quarterly dividend consistent with past practice (provided the declaration of the last quarterly dividend by Atlantic Liberty prior to the consummation of the merger will be coordinated with Flushing Financial so that stockholders do not receive dividends on both Atlantic Liberty common stock and Flushing Financial common stock received in the merger) and any Atlantic Liberty subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations);

•	enter into, amend in any material respect or terminate any material contract or agreement involving a payment by Atlantic Liberty or Atlantic Liberty Savings of more than $25,000, except in the ordinary course of business;

•	other than as set forth in the merger agreement, open or close any branch or automated banking facility;

•	enter into any new line of business or introduce any new products;

•	grant or agree to pay any bonus, severance or termination payment to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required by applicable law or pursuant to existing commitments, (ii) merit pay increases to non-executive employees, (iii) the payment of bonuses for the year ending December 31, 2005, to the extent that these bonuses are accrued in accordance with accounting principles generally accepted in the United States of America, provided that such bonuses are consistent, as to amount and persons covered, with past practice, (iv) the payment immediately prior to the effective time of bonuses for the portion of 2006 that precedes the effective time of the merger and that do not exceed the bonus paid to the particular recipient for 2005 multiplied by a fraction the numerator of which is the number of calendar months in 2006 that begin before the effective time and the denominator of which is 12, and (v) Atlantic Liberty Savings may hire at-will, non-officer employees to fill vacancies that may arise in the ordinary course of business;

•	enter into or materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan or arrangement, or any related trust agreement, in respect of any of its directors, officers or employees, or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice, provided, however, that Atlantic Liberty will accelerate the vesting of stock options and restricted stock held by Messrs. Donohue and Gilfillan pursuant to the terms of their Settlement Agreements;

•	merge or consolidate Atlantic Liberty or any Atlantic Liberty subsidiary with any other corporation, sell or lease all or any substantial portion of the assets or business, or make any acquisition of all or any substantial portion of the business or assets of any other person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring or the collection of any loan or credit arrangement between Atlantic Liberty or any Atlantic Liberty subsidiary and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Atlantic Liberty subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

•	enter into a purchase and assumption transaction with respect to deposits and liabilities or incur deposit liabilities, permit the revocation or surrender by any Atlantic Liberty subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

•	sell or otherwise dispose of the capital stock of Atlantic Liberty or any asset of Atlantic Liberty or any Atlantic Liberty subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the Federal Home Loan Bank of New York, subject any asset to a lien or other encumbrance, other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

•	take any action which would result in any of the representations and warranties of Atlantic Liberty set forth in the merger agreement becoming untrue or any of the closing conditions set forth in the merger agreement not being satisfied, except as may be required by law;

•	change any accounting method or practice, except as required by generally accepted accounting principles in the United States or any bank regulator responsible for regulating Atlantic Liberty or Atlantic Liberty Savings;

•	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Atlantic Liberty or any Atlantic Liberty subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

•	purchase any equity securities, or purchase any security for its investment portfolio, inconsistent with Atlantic Liberty’s or any Atlantic Liberty subsidiary’s current investment policy;

•	except for (i) commitments issued prior to December 20, 2005 which have not yet expired and have been disclosed in connection with the merger agreement and (ii) the renewal of existing lines of credit, make any new loan or other credit facility commitment in excess of $1,000,000 for a commercial real estate loan or $750,000 for a construction loan or a residential loan, or in any amount for a commercial business loan;

•	except as disclosed in connection with the merger agreement, renew, extend or modify any other transaction (other than a deposit transaction) with any affiliate other than pursuant to Atlantic Liberty’s existing Insider Loan Policy;

•	enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	except for the execution of the merger agreement, and actions taken or which will be taken in accordance with the merger agreement and performance under the merger agreement, take any action that would give rise to a right of payment to any individual under any employment agreement;

•	make any change in policies in existence on December 20, 2005 with regard to the extension of credit, or the establishment of reserves with respect to the possible loss or the charge off of losses incurred on such loans, investments, asset/liability management, or other material banking policies in any material respect except as may be required by changes in applicable law or regulations by any federal or state banking regulator;

•	except for the execution of the merger agreement and the transactions contemplated in the merger agreement, take any action that would give rise to an acceleration of the right to payment to any individual under any Atlantic Liberty compensation or benefit plan;

•	except as disclosed in connection with the merger agreement, make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to existing binding commitments and other than expenditures necessary to maintain existing assets in good repair;

•	except as disclosed in connection with the merger agreement, purchase, or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

•	sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) unless Flushing Savings Bank has been given the first opportunity and a reasonable time to purchase any loan participation being sold;

•	undertake or, enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to consumers as part of its banking business, involving a payment by Atlantic Liberty or Atlantic Liberty Savings, of more than $25,000 annually, or containing any financial commitment extending beyond December 20, 2006;

•	pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $25,000 individually or $50,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings; or

•	agree to do any of the foregoing.

Flushing Financial has agreed that, without the prior written consent of Atlantic Liberty, it will not, among other things, voluntarily take any action that would:

•	adversely affect the ability of the parties to obtain the regulatory approvals for the merger or materially increase the period of time necessary to obtain those approvals;

•	adversely affect its ability to perform its covenants and agreements under the merger agreement;

•	result in the representations and warranties contained in the merger agreement not being true and correct on December 20, 2005 or at any future date on or prior to the closing date or in any of the conditions to closing set forth in the merger agreement not being satisfied;

•	change or waive any provision of its certificate of incorporation or charter, except as required by law; or

•	change any method, practice or principle of accounting, except as may be required from time to time by generally accepted accounting principles (without regard to any optional early adoption date) or any federal or state banking regulator responsible for regulating Flushing Financial or Flushing Savings Bank.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization for federal income tax purposes.

Representations and Warranties

The merger agreement contains a number of representations and warranties by Flushing Financial and Atlantic Liberty regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations as to:

•	the organization, existence, corporate power and authority and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any event or circumstance which is reasonably likely to be materially adverse to the companies;

•	the absence of materially adverse litigation;

•	the accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	required consents and filings with governmental entities and other approvals required for the merger;

•	the existence, performance and legal effect of certain contracts;

•	compliance with applicable laws;

•	the filing of tax returns, payment of taxes and other tax matters;

•	loan and investment portfolio matters;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws.

All representations, warranties and covenants of the parties, other than the covenants in specified sections that relate to continuing matters, terminate upon the closing of the merger.

Conditions to the Merger

The respective obligations of Flushing Financial and Atlantic Liberty to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	approval of the merger agreement by the affirmative vote of a majority of the issued and outstanding shares of Atlantic Liberty;

•	the absence of any statute, law, regulation, order or decree that would enjoin or prohibit the merger;

•	approval of the merger by all applicable federal and state regulatory authorities and the expiration of all applicable waiting periods;

•	the effectiveness of this proxy statement/prospectus under the Securities Act of 1933, no stop order being issued suspending the effectiveness of the registration statement of which this proxy statement/prospectus is a part and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission and, if the offer and sale of Flushing Financial’s common stock in the merger is subject to the blue sky laws of any state, it shall not be subject to a stop order of any state securities commissioner;

•	listing with the Nasdaq National Market of the Flushing Financial common stock to be issued to Atlantic Liberty stockholders, subject to official notice of issuance;

•	the accuracy of the representations and warranties of the parties, and the performance by the parties of all agreements and covenants, subject to the standards set forth in the merger agreement;

•	the receipt of tax opinions delivered by counsel to Flushing Financial and Atlantic Liberty, respectively, to the effect that (i) the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, (ii) the merger of Atlantic Liberty Savings into Flushing Savings Bank will not adversely affect the merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (iii) no gain or loss will be recognized by Flushing Financial, Flushing Savings Bank, Atlantic Liberty or Atlantic Liberty Savings by reason of the merger, (iv) the exchange of Atlantic Liberty common stock to the extent exchanged for Flushing Financial common stock will not give rise to recognition of gain or loss for Federal income tax purposes to the stockholders of Atlantic Liberty, (v) the basis of the Flushing Financial common stock to be received by an Atlantic Liberty stockholder will be the same as the basis of the Atlantic Liberty common stock surrendered pursuant to the merger, increased by any gain recognized by the Atlantic Liberty stockholder as a result of the merger and decreased by any cash received by the Atlantic Liberty stockholder in the merger, and (vi) the holding period applicable to the shares of Flushing Financial common stock to be received by a stockholder of Atlantic Liberty will include the period during which the stockholder held the shares of Atlantic Liberty common stock that were surrendered, provided the Atlantic Liberty common stock surrendered is held as a capital asset at the effective time of the merger;

•	obtaining all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the merger, the failure of which to obtain would have a material adverse effect on Flushing Financial; and

•	Flushing Financial shall have deposited with an exchange agent cash and certificates for shares of Flushing Financial common stock, together with any related dividends or distributions to be exchanged for shares of common stock of Atlantic Liberty.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Atlantic Liberty and Flushing Financial have agreed to use all reasonable efforts to obtain all permits, consents, approvals, non-objections and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Office of Thrift Supervision. Flushing Financial has filed the applications necessary to obtain these regulatory approvals. The merger cannot be completed without such approvals. We cannot assure you that we will obtain the required regulatory approvals, when they will be received or whether there will be conditions in the approvals or any litigation challenging the approvals. We also cannot assure you that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

We are not aware of any material governmental approvals or actions that are required prior to the merger other than those described herein. We presently contemplate that we will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, we cannot assure you that we will obtain any such additional approvals or actions.

Office of Thrift Supervision. The merger is subject to approval by the Office of Thrift Supervision. We have filed the required applications, but we have not yet received the Office of Thrift Supervision’s approval.

The Office of Thrift Supervision may not approve any transaction that would result in a monopoly or otherwise substantially reduce competition or restrain trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the public interest. In addition, the Office of Thrift Supervision considers the financial and managerial resources of the companies and their subsidiary institutions, the effectiveness of the institutions involved in combating money laundering and the convenience and needs of the communities to be served. Under the Community Reinvestment Act, the Office of Thrift Supervision must take into account the record of performance of each company in meeting the credit needs of its entire community, including low-and moderate-income neighborhoods, served by each company. Flushing Savings Bank has a “Satisfactory” Community Reinvestment Act rating with the Office of Thrift Supervision. Atlantic Liberty Savings has a “Satisfactory” Community Reinvestment Act rating with the Office of Thrift Supervision.

Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by Flushing Financial and Flushing Savings Bank for approval of the merger, and authorizes the Office of Thrift Supervision to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the Office of Thrift Supervision within which period the Department of Justice may file objections to the merger under the federal antitrust laws. If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of Office of Thrift Supervision approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than the Office of Thrift Supervision, and thus it is possible that the Department of Justice could reach a different conclusion than the Office of Thrift Supervision regarding the merger’s competitive effects.

No Solicitation

Until the merger is completed or the merger agreement is terminated, Atlantic Liberty has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer to acquire Atlantic Liberty, whether by merger, acquisition of 25% or more of Atlantic Liberty’s outstanding capital stock or otherwise;

•	enter into, maintain or continue any discussions or negotiations regarding any such acquisition proposal; or

•	agree to or endorse any such other acquisition proposal or authorize or permit any of its officers, directors, or employees or any of its subsidiaries or any representative retained by any of its subsidiaries to take any such action.

Atlantic Liberty shall notify Flushing Financial orally and in writing of all the relevant details relating to all inquiries and proposals which it, any of its subsidiaries or any officer, director, employee, or, to Atlantic Liberty’s knowledge, representative of Atlantic Liberty may receive relating to these matters.

Atlantic Liberty may, however, furnish information regarding Atlantic Liberty to, or enter into discussions or negotiations with, any person or entity in response to an unsolicited acquisition proposal by such person or entity if and only to the extent that:

•	Atlantic Liberty’s board of directors determines in good faith, after consultation with its financial and legal advisors, that such proposal, if consummated, is reasonably likely to result in a transaction more favorable to Atlantic Liberty’s stockholders from a financial point of view than the merger with Flushing Financial;

•	Atlantic Liberty’s board of directors determines in good faith, after consultation with its financial and legal advisors, that the failure to take such actions would likely cause Atlantic Liberty’s board of directors to breach its fiduciary duties to stockholders under applicable law;

•	Atlantic Liberty promptly notifies Flushing Financial of such inquiries, proposals or offers, the material terms of such inquiries, proposals or offers and the identity of the person making such inquiry, proposal or offer; and

•	the special meeting of stockholders of Atlantic Liberty has not yet occurred.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Atlantic Liberty’s stockholders, as follows:

•	by mutual written agreement of Flushing Financial and Atlantic Liberty;

•	by a non-breaching party if the other party materially breaches any of the representations or warranties set forth in the merger agreement and the breach by its nature cannot be cured before July 15, 2006 or has not been cured within 30 days after notice from the terminating party;

•	by a non-breaching party if the other party materially fails to perform or comply with any of the covenants or agreements in the merger agreement and the failure by its nature cannot be cured before July 15, 2006, or has not been cured within 30 days after notice of the breach by the terminating party;

•	by either Flushing Financial or Atlantic Liberty if the closing of the merger has not occurred by July 15, 2006 or a later date agreed upon by both parties, and the failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by either Flushing Financial or Atlantic Liberty if the stockholders of Atlantic Liberty do not approve the merger agreement at the special meeting;

•	by either party if any required regulatory approvals for consummation of the merger are denied in a nonappealable action or any court or other governmental authority issues a final nonappealable order or other action prohibiting the merger;

•	by either party, in the event that any of the conditions precedent to the obligations of that party to consummate the merger cannot be satisfied by July 15, 2006;

•

by Atlantic Liberty, upon the vote of a majority of the board of directors at any time during the five business-day period commencing on the first date on which all regulatory approvals necessary for consummation of the merger have been received, if the average of the daily closing sales prices of a share of Flushing Financial common stock as reported on Nasdaq (i) for the 20 consecutive trading days immediately preceding the first date on which all regulatory approvals necessary for consummation of the merger have been received is less than 85% of the average daily closing sales prices of a share of Flushing Financial common stock, as reported on Nasdaq, for the 20 consecutive trading days immediately preceding the public announcement of the merger agreement, and (ii) declines by 15% or more compared to a group of its peers specified in the merger agreement, provided that Atlantic Liberty gives prompt written notice to Flushing Financial, and Flushing Financial will have the option to increase the consideration to be received by the holders of Atlantic Liberty common stock who elect to receive Flushing Financial common stock by adjusting the ratio of Flushing Financial shares to be received for each Atlantic Liberty share pursuant to either of two formulas prescribed in the merger agreement, in which case no termination will be deemed to have occurred;

•	by Flushing Financial if Atlantic Liberty shall have received a “superior proposal,” as defined in the merger agreement, and the Atlantic Liberty board of directors shall have entered into an acquisition agreement with respect to the superior proposal and terminates the merger agreement or fails to recommend that the stockholders of Atlantic Liberty approve the Flushing Financial merger agreement or withdraws, modifies or changes such recommendation in a manner which is adverse to Flushing Financial; and

•	by Atlantic Liberty if Atlantic Liberty has received a superior proposal which it has determined to accept in compliance with the applicable terms of the merger agreement, provided that Atlantic Liberty has notified Flushing Financial at least five business days in advance of any such action and has given Flushing Financial the opportunity during such period, if Flushing Financial elects in its sole discretion, to negotiate amendments to the merger agreement which would permit Atlantic Liberty to proceed with the proposed merger with Flushing Financial.

If the merger agreement is terminated, under either of the latter two scenarios described above, Atlantic Liberty shall pay to Flushing Financial a fee of $2.5 million. The fee would also be payable to Flushing Financial if Atlantic Liberty enters into a merger agreement with a third party within 12 months of the termination of the merger agreement by Flushing Financial, due to a willful breach of a representation, warranty, covenant or agreement by Atlantic Liberty or the failure of the stockholders of Atlantic Liberty to approve the merger agreement after Atlantic Liberty’s receipt of a third party acquisition proposal. See “– Pending Litigation.” On April 6, 2006, Atlantic Liberty and Flushing Financial entered into a Stipulation and Agreement of Compromise, Settlement and Release that would, in part, reduce the termination fee payable to Flushing Financial by Atlantic Liberty from $2.5 million to $2.0 million.

Flushing Financial will be required to pay Atlantic Liberty a termination fee in the amount of $1.0 million if Flushing Financial (i) commits a material breach of any of the representations or warranties contained in the merger agreement and the breach either cannot be cured before July 15, 2006 or Flushing Financial has not cured the breach within 30 days after written notice of the breach by Atlantic Liberty; or (ii) materially fails to perform or comply with any of the covenants or agreements set forth in the merger agreement, and the failure either cannot be cured before July 15, 2006 or Flushing Financial has not cured the failure within 30 days after written notice of the failure by Atlantic Liberty.

The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the Atlantic Liberty stockholders. However, after such approval, no amendment may be made without the approval of Atlantic Liberty’s stockholders if it reduces the amount or value, or changes the form, of the merger consideration to be delivered to Atlantic Liberty stockholders pursuant to the merger agreement.

The parties may waive any of their conditions to closing, unless they may not be waived under law.

Management and Operations After the Merger

Upon closing of the merger between Atlantic Liberty and Flushing Financial, Atlantic Liberty Savings will be merged into Flushing Savings Bank and the separate existence of Atlantic Liberty Savings will cease. The directors and officers of Flushing Financial and Flushing Savings Bank immediately prior to the merger will continue as directors and officers of Flushing Financial and Flushing Savings Bank after the merger. Upon the closing of the merger, Flushing Financial will establish an Advisory Board which will consist of the current Corporate Secretary of Atlantic Liberty as well as each person who serves on the board of directors of Atlantic

Liberty or Atlantic Liberty Savings, both on December 20, 2005 and immediately prior to the effective time of the merger. The Advisory Board will be continued for a period of three years.

Under the terms of the merger agreement, the certificate of incorporation and bylaws of Flushing Financial will be the certificate of incorporation and bylaws of the combined entity, which will retain the name of Flushing Financial Corporation. Flushing Financial, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. All assets and property owned by Atlantic Liberty will immediately become the property of Flushing Financial. Flushing Financial does not currently anticipate closing any branches of Flushing Savings Bank or Atlantic Liberty Savings.

Effective Date of Merger

The parties expect that the merger will be effective in the second calendar quarter of 2006 or as soon as possible after the receipt of all regulatory and stockholder approvals and all regulatory waiting periods expire but in no event later than 30 days after the last condition precedent has been fulfilled or waived (including the expiration of any applicable waiting period). The merger will be legally completed by the filing of a certificate of merger with the Secretary of State of the State of Delaware. If the merger is not consummated by July 15, 2006, the merger agreement may be terminated by either Atlantic Liberty or Flushing Financial, unless the failure to consummate the merger by this date is due to the breach by the party seeking to terminate the merger agreement or any of its obligations under the merger agreement. See “– Conditions to the Merger” above.

Public Trading Markets

Flushing Financial common stock is currently traded on the Nasdaq National Market under the symbol “FFIC.” Atlantic Liberty common stock is currently traded on the Nasdaq National Market under the symbol “ALFC.” Upon completion of the merger, Atlantic Liberty common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended. The shares of Flushing Financial common stock issued pursuant to the merger agreement will be traded on the Nasdaq National Market.

The shares of Flushing Financial common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any stockholder who may be deemed to be an affiliate of Flushing Financial or Atlantic Liberty, as discussed in “– Resale of Flushing Financial Common Stock” below.

Flushing Financial may from time to time repurchase shares of Flushing Financial common stock and purchase shares of Atlantic Liberty common stock, and, if consented to by Flushing Financial, Atlantic Liberty may from time to time repurchase shares of Atlantic Liberty common stock and purchase shares of Flushing Financial common stock. During the course of the solicitation being made by this proxy statement/prospectus, either party may bid for and purchase shares of Atlantic Liberty common stock, but neither party may bid for or purchase shares of Flushing Financial common stock.

Flushing Financial Dividends

In 2005, Flushing Financial paid quarterly cash dividends of $0.10 per share on its common stock. On February 21, 2006, Flushing Financial announced that it was increasing its quarterly dividend by 10% to $0.11 per share per quarter. Flushing Financial expects to continue such practice, although the Flushing Financial board of directors may change this dividend practice at any time. Atlantic Liberty currently pays a quarterly cash dividend of $0.08 per share, which is expected to continue until the merger but may not be increased without Flushing Financial’s prior approval.

Flushing Financial stockholders will be entitled to receive dividends when and if declared by the Flushing Financial board of directors out of funds legally available for dividends. The Flushing Financial board of directors will periodically consider the payment of dividends, taking into account Flushing Financial’s financial condition and level of net income, changing opportunities to deploy capital effectively, operating trends, future income tax rates and general economic conditions, as well as various legal and regulatory limitations.

Fees and Expenses

Flushing Financial and Atlantic Liberty will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby except for the payment by Atlantic Liberty to Flushing Financial or by Flushing Financial to Atlantic Liberty of a termination fee in certain circumstances, as described above.

In addition, if either party willfully breaches the merger agreement, such party will be liable for all damages, costs and expenses sustained by the other party as a result of such breach.

Material United States Federal Income Tax Consequences of the Merger

General. The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Atlantic Liberty common stock. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion assumes that you hold your shares of Atlantic Liberty common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	an Atlantic Liberty stockholder subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	an Atlantic Liberty stockholder who received Atlantic Liberty common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Atlantic Liberty benefit plan; or

•	an Atlantic Liberty stockholder who holds Atlantic Liberty common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Atlantic Liberty common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Flushing Financial and Atlantic Liberty have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the closing of the merger that Flushing Financial and Atlantic Liberty will receive opinions from Thacher Proffitt & Wood LLP and Luse Gorman Pomerenk & Schick, P.C., respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the merger agreement allows us to waive this condition, we currently do not anticipate doing so. If either of us does waive this condition and the tax consequences of the merger are materially different from those described in this document, we will inform you of this decision and ask you to vote on the merger taking this into consideration. In rendering these opinions, counsel may require and rely upon representations contained in representation letters to be received from Flushing Financial and Atlantic Liberty. Neither of these tax opinions will be binding on the Internal Revenue Service. Flushing Financial and Atlantic Liberty have not and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material United States federal income tax consequences of the merger are as follows:

•	if you exchange Atlantic Liberty common stock solely for Flushing Financial common stock, you will not recognize gain or loss except with respect to any cash received in lieu of a fractional share of Flushing Financial common stock;

•	if you exchange Atlantic Liberty common stock solely for cash, you generally will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your tax basis in your shares of Atlantic Liberty common stock surrendered;

•	if you exchange Atlantic Liberty common stock for a combination of Flushing Financial common stock and cash and your tax basis in the Atlantic Liberty common stock surrendered is less than the sum of the fair market value of the Flushing Financial common stock and the amount of cash received, you generally will recognize gain in an amount equal to the lesser of (1) the sum of the cash (excluding any cash received in lieu of a fractional share of Flushing Financial common stock) and the fair market value of the Flushing Financial common stock you receive (including any fractional share of Flushing Financial common stock you are deemed to receive and exchange for cash), minus your tax basis in the Atlantic Liberty common stock surrendered in the merger; and (2) the amount of cash that you receive in the merger. However, if your tax basis in the Atlantic Liberty common stock surrendered in the merger is greater than the sum of the amount of cash and the fair market value of the Flushing Financial common stock received, your loss will not be recognized for tax purposes until you dispose of the shares you received in the merger.

•	your tax basis in the Flushing Financial common stock that you receive in the merger (including any fractional shares you are deemed to receive and exchange for cash), will equal your tax basis in the Atlantic Liberty common stock you surrendered, increased by the amount of taxable gain, if any, you recognize on the exchange (excluding any gain recognized with respect to any cash received in lieu of a fractional share of Flushing Financial common stock) and decreased by the amount of any cash received by you in the merger (excluding any cash received in lieu of a fractional share of Flushing Financial common stock); and

•	your holding period of the Flushing Financial common stock that you receive in the merger (including any fractional shares you are deemed to receive and exchange for cash) will include your holding period for the shares of Atlantic Liberty common stock that you exchange in the merger.

If you acquired different blocks of Atlantic Liberty common stock at different times or at different prices, any gain or loss you recognize will be determined separately with respect to each block of Atlantic Liberty common stock, and the cash and Flushing Financial common stock you receive will be allocated pro rata to each such block of common stock. In addition, your tax basis and holding period in your Flushing Financial common stock received in the merger may be determined with reference to each block of Atlantic Liberty common stock exchanged.

Cash in Lieu of Fractional Shares. If you receive cash in lieu of a fractional share of Flushing Financial common stock, you will be treated as having first received such fractional Flushing Financial share in the merger and then as having received cash in exchange for the fractional share. Thus, you generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the basis allocated to such fractional share.

Dissenting Stockholders. Holders of Atlantic Liberty common stock who dissent with respect to the merger as discussed in” – Dissenters’ Rights of Appraisal,” below, and who receive cash in respect of their shares of Atlantic Liberty common stock generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and their aggregate tax basis in their shares of Atlantic Liberty common stock.

Taxation of Capital Gain. Any gain or loss that you recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your Atlantic Liberty common stock is greater than one year as of the date of the merger. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 28% of any cash payments to which a holder of Atlantic Liberty common stock or other payee is entitled pursuant to the merger, unless the stockholder or other payee (i) provides his or her taxpayer identification number (social security number or employer identification number) and certifies that such stockholder or other payee is not subject to backup withholding on the substitute Form W-9 that will be included as part of the election form transmittal letter or (ii) otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Atlantic Liberty Savings’ ESOP and 401(k) Plan. Under the Atlantic Liberty Savings’ ESOP and 401(k) Plan, participant accounts are invested in Atlantic Liberty common stock. The instruction by a participant in the ESOP or 401(k) Plan to convert the common stock into cash, into Flushing Financial common stock, or partly into cash and partly into Flushing Financial common stock pursuant to the merger will not result in a taxable event for the plan participant at the time of the merger. However, the decision may have a long-term tax impact on the plan participant. The ESOP will be terminated upon consummation of the merger. Participants will be able to take a distribution of their ESOP account in cash or shares of Flushing Financial common stock or a combination of cash and Flushing Financial common stock, in accordance with their elections.

Under the terms of the ESOP, the common stock may be distributed in kind at the election of the plan participant. In the event that the common stock is distributed in kind as part of a benefit payment which qualifies as a “lump sum distribution” to a participant who is over age 59-1/2 or has separated from employment with the employer sponsoring the plan, and the participant so elects, only the ESOP’s original cost or basis of the common stock will be taxed at that time to the participant; the net unrealized appreciation will not be taxed until such time as the common stock is disposed of by the participant in a subsequent taxable transaction. To the extent that gain recognized from the disposition does not exceed the net unrealized appreciation at the time of the distribution from the ESOP, the gain recognized will be taxed as long-term capital gain, even if the disposition occurs shortly after the distribution from the ESOP. Any additional unrealized appreciation, such as growth in value subsequent to the distribution, will also be taxed as a long-term capital gain if the stock has been held for more than one year after the distribution date.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax consequences that may be important to you. Thus, we urge Atlantic Liberty stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of Flushing Financial Common Stock

All shares of Flushing Financial common stock received by Atlantic Liberty stockholders in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except that shares of Flushing Financial common stock received by persons who are deemed to be “affiliates,” as the term is defined under the Securities Act of 1933, of Flushing Financial or Atlantic Liberty at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Flushing Financial or Atlantic Liberty generally include individuals or entities that control, are controlled by, or are under common control with, Flushing Financial or Atlantic Liberty and may include certain officers and directors of Flushing Financial or Atlantic Liberty as well as principal stockholders of Flushing Financial or Atlantic Liberty. Affiliates of both parties have previously been notified of their status. The merger agreement requires Atlantic Liberty to use reasonable efforts to receive a letter agreement from each person who is an affiliate of Atlantic Liberty restricting the transferability of any shares of Flushing Financial common stock received in the merger.

This proxy statement/prospectus does not cover resales of Flushing Financial common stock received by any person who may be deemed to be an affiliate of Atlantic Liberty or Flushing Financial.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States of America, the merger will be accounted for using the purchase method. As a result, the recorded assets and liabilities of Flushing Financial will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities from the acquisition of Atlantic Liberty will be adjusted to fair value at the date of the merger. In addition, all identified intangible assets (such as a core deposit intangible) will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the number of shares of Flushing Financial common stock to be issued to former Atlantic Liberty stockholders at fair value, exceeds the fair value of the net assets, including identifiable intangibles, of Atlantic Liberty at the merger date, that amount will be reported as goodwill. Goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives.

Pending Litigation

On December 27, 2005, the complaint Lowinger v Atlantic Liberty, et al. was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint named Atlantic Liberty, each of Atlantic Liberty’s directors, two of Atlantic Liberty’s executive officers (its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer) and Flushing Financial as defendants in a proposed class action lawsuit in which the plaintiff on behalf of herself, and other similarly situated persons, alleges Atlantic Liberty, its board of directors and two executive officers breached their fiduciary duties to Atlantic Liberty and its shareholders by entering into a merger agreement with Flushing Financial for a price per share which was below the then current trading price and caused Atlantic Liberty’s closing price per share to drop from $28.02 per share to $22.50 per share, while also agreeing to change of control and other payments to Atlantic Liberty’s executive officers and directors, in excess of $3.0 million. The complaint also alleges that Atlantic Liberty would pay Flushing Financial a termination fee of $2.5 million in the event that Atlantic Liberty fails to proceed with the acquisition on account of a superior proposal and that Atlantic Liberty has not publicly disclosed any information about any sale process undertaken to ascertain the universe of potential buyers. The complaint also alleges that Flushing Financial rendered knowing assistance to Atlantic Liberty’s directors and certain executive officers in their breach of fiduciary duties. The plaintiff is requesting that (i) the court declare the complaint to be a proper class action, (ii) the termination fee entered into as part of the merger agreement be voided, (iii) unspecified compensation or recessionary damages be awarded, (iv) a constructive trust be established for the benefit of the class which will contain all special payments to the individual defendants and (v) plaintiffs receive costs and disbursements.

On December 28, 2005, the complaint Sontag v Atlantic Liberty, et al. was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint makes similar factual allegations as the Lowinger complaint and also names as defendants Atlantic Liberty, the individual directors of Atlantic Liberty, as well as Atlantic Liberty’s President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer as well as Flushing Financial. The complaint requests that the court (i) declare that the defendants breached their fiduciary duties, (ii) preliminarily and permanently enjoin the defendants and their counsel, agents, employees and all persons acting in concert from proceeding with, consummating or closing the merger, (iii) declare the action to be a proper class action and certify the named plaintiff as representative of the class; (iv) award costs and disbursements, counsel and expert fees and prejudgment interest.

Contrary to the allegations, Atlantic Liberty’s financial advisors, Sandler O’Neill, solicited indications of interest for Atlantic Liberty and contacted 21 financial institutions, of which 11 signed confidentiality agreements, and seven of which were given personal presentations by Sandler O’Neill. Three of these banks, including Flushing Financial, submitted indications of interest. One bank submitted a written indication of interest of $20.00 per share in an all cash transaction, another bank submitted an oral indication of interest of between $20.00 to $21.00 per share and Flushing Financial submitted a written indication of interest of $24.00 per share in a stock and cash transaction. Sandler O’Neill evaluated each indication of interest, and advised Atlantic Liberty’s board of directors that Flushing Financial’s indication of interest, which represented a premium of 20% over the next highest written indication of interest, was the highest value submitted. Sandler O’Neill also advised Atlantic Liberty’s board of directors that Flushing Financial’s $24.00 per share value presumed that there would be no “excess parachute” payments to officers of Atlantic Liberty Savings that would trigger any excise taxes under sections 280G and 4999 of the Internal Revenue Code as a result of the acquisition. See “Background of the Merger.”

Atlantic Liberty and Flushing Financial reviewed each of these complaints and, in consultation with counsel, concluded that the complaints were without merit and that the allegations were incorrect as to the facts or the law, or both and did not take into account Sandler O’Neill’s solicitation of indications of interest to acquire Atlantic Liberty. Atlantic Liberty and Flushing Financial intended to vigorously defend the lawsuits and expected to prevail on the merits. Expedited discovery was agreed to by the parties and ordered by the Delaware Chancery Court. The production of documents was largely completed by Flushing Financial and Atlantic Liberty during February and two depositions were taken during March. During such discovery process it was factually demonstrated, as described above in “–Background of the Merger”, that Atlantic Liberty and Sandler O’Neill had conducted a careful process to determine realistic indications of interest in acquiring Atlantic Liberty, and Flushing Financial’s offer was the highest offer by a substantial margin. During the discovery process and prior to trial, the parties achieved a proposed settlement of the litigation in order to reduce the costs and risks of litigation. Atlantic Liberty, Flushing Financial, the Atlantic Liberty director and officer defendants and the plaintiffs agreed to enter into a settlement agreement that would reduce the dollar amount of the termination fee payable to Flushing Financial by Atlantic Liberty pursuant to the merger agreement, as described above in “Termination; Amendment; Waiver,” from $2.5 million to $2.0 million, and would give each of the plaintiffs the opportunity to comment on the disclosures in this proxy statement/prospectus. On April 6, 2006, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release to that effect, which stipulation is subject to the approval of the Delaware Court of Chancery.

Dissenters’ Rights of Appraisal

Under Delaware law, stockholders of Atlantic Liberty, including the ESOP trustee and the 401(k) Plan trustee with respect to the shares allocated to their accounts, have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Atlantic Liberty common stock instead of the merger consideration. Atlantic Liberty stockholders electing to do so must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights of appraisal. A copy of the applicable Delaware statute is attached as Appendix B of this document.

Ensuring perfection of appraisal rights can be complicated. The procedural rules are specific and must be followed precisely. An Atlantic Liberty stockholder’s failure to comply with these procedural rules may result in his or her becoming ineligible to pursue appraisal rights.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures that an Atlantic Liberty stockholder must follow in order to dissent from the merger and obtain payment of the fair value of his or her shares of Atlantic Liberty common stock instead of the merger consideration. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which appears in Appendix C of this proxy statement/prospectus. Under Section 262 of the Delaware General Corporation Law, not less than 20 days before Atlantic Liberty’s special meeting of stockholders, Atlantic Liberty must notify each of the holders of

record of its capital stock as of                     , 2006 that appraisal rights are available and include in the notice a copy of Section 262 of the Delaware General Corporation Law. Atlantic Liberty intends that this proxy statement/prospectus constitutes this notice.

If you are an Atlantic Liberty stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires the following:

You must make a written demand for appraisal – You must deliver a written demand for appraisal to Atlantic Liberty before the vote on the merger agreement is taken at the Atlantic Liberty special meeting of stockholders. This written demand for appraisal must be separate from your proxy card. A vote against the merger agreement alone will not constitute a demand for appraisal.

You must not vote for adoption of the merger agreement – You must not vote for adoption of the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, this will terminate your right to appraisal. You can also terminate your right to appraisal if you return a signed proxy card and:

•	fail to vote against adoption of the merger agreement; or

•	fail to note that you are abstaining from voting.

If you do either of these two things, your appraisal rights will terminate even if you previously filed a written demand for appraisal.

You must continuously hold your Atlantic Liberty common stock – You must continuously hold your shares of Atlantic Liberty common stock from the date you make the demand for appraisal through the effective date of the merger. If you are the record holder of Atlantic Liberty common stock on the date the written demand for appraisal is made but thereafter transfer the shares prior to the effective date of the merger, you will lose any right to appraisal for those shares.

A written demand for appraisal of Atlantic Liberty common stock is only effective if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must also be signed precisely as the stockholder’s name appears on his or her stock certificate. If you are the beneficial owner of Atlantic Liberty common stock, but not the stockholder of record, you must have the stockholder of record sign any demand for appraisal.

If you own Atlantic Liberty common stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

If you own Atlantic Liberty common stock with more than one person, such as in a joint tenancy or tenancy in common, all the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, including an agent for one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that the agent is signing the demand as that stockholder’s agent.

If you are a record owner, such as a bank or broker, who holds Atlantic Liberty common stock as a nominee for others, you may exercise a right of appraisal with respect to the shares of Atlantic Liberty common stock held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares of Atlantic Liberty common stock as to which you wish to demand appraisal. If you do not expressly specify the number of shares, the demand will be presumed to cover all the shares of Atlantic Liberty common stock that are in your name.

If you are an Atlantic Liberty stockholder who elects to exercise appraisal rights, you should mail or deliver a written demand to: Atlantic Liberty, 186 Montague Street, Brooklyn, New York 11201, Attention: William M. Gilfillan, Corporate Secretary.

It is important that Atlantic Liberty receive all written demands before the vote concerning the merger agreement is taken at the Atlantic Liberty special meeting of stockholders. As explained above, this written demand would be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholders name and mailing address, the number of shares of common stock owned, and that the stockholder is demanding appraisal of such stockholder’s shares.

If the merger is completed, each holder of Atlantic Liberty common stock who has perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law will be entitled to be paid by Flushing Financial for such stockholder’s shares of Atlantic Liberty common stock the fair value in cash of those shares. The Delaware Court of Chancery will determine the fair value of the shares, exclusive of any element of value arising from the completion or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court may take into account all relevant factors and upon such determination will then direct the payment of the fair value of the shares, together with any interest, to the holders of Atlantic Liberty common stock who have perfected their appraisal rights. The shares of Atlantic Liberty common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the dissenting shares.

Stockholders considering seeking appraisal for their shares should note that the fair value of their shares determined under Section 262 of Delaware law could be more, the same or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. The Delaware Court of Chancery may determine the costs of the appraisal proceeding and allocate them among the parties as the court deems equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each stockholder bears its own expenses.

If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the consideration provided in the merger agreement for your shares.

Within ten days after the effective date of the merger, Flushing Financial must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262 of the Delaware General Corporation Law.

Within 120 days after the effective date of the merger, either the surviving corporation of the merger or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the Delaware Court of Chancery determine the value of the shares of Atlantic Liberty common stock held by all the stockholders who are entitled to appraisal rights. If you intend to exercise your appraisal rights, you should file this petition in the Delaware Court of Chancery. Flushing Financial has no obligation to file this petition, and if you do not file this petition within 120 days after the effective date of the merger, you will lose your rights of appraisal. A dissenting stockholder must also serve a copy of the petition on Flushing Financial.

If you change your mind and decide you no longer wish to exercise your appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the effective date of the merger. A withdrawal request received more than 60 days after the effective date of the merger is effective only with the written consent of Flushing Financial. If you effectively withdraw your demand for appraisal rights, you will receive the merger consideration provided in the merger agreement.

If you have complied with the conditions of Section 262, you are entitled to receive a statement from Flushing Financial. This statement will set forth the number of shares not voted in favor of the merger agreement and that have demanded appraisal rights and the number of stockholders who own those shares. In order to receive this statement you must send a written request to Flushing Financial within 120 days after the effective date of the merger. Flushing Financial must mail this statement within ten days after it receives the written request or within ten days after the expiration of the period for the delivery of demands, whichever is later.

If you properly file a petition for appraisal in the Chancery Court and deliver a copy to Flushing Financial, Flushing Financial will then have 20 days to provide the Chancery Court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Flushing Financial as to the value of their shares. The Registry in the Court of Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition to the stockholders on the list. At the hearing, the Chancery Court will determine the stockholders who have complied with Section 262 and are entitled to appraisal rights. The Chancery Court may also require you to submit your stock certificates to the Registry in the Court of Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the Chancery Court’s directions, you may be dismissed from the proceeding.

After the Chancery Court determines which stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of stock that are the subject of the demand for appraisal. To determine the fair value of the shares, the Chancery Court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of the shares, it will direct Flushing Financial to pay that value to the stockholders who have successfully sought appraisal rights. The Chancery Court can also direct Flushing Financial to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. In order to receive payment for your shares under an appraisal procedure, you must surrender your stock certificates to Flushing Financial.

If you demand appraisal rights, after the effective date of the merger you will not be entitled:

•	to vote the shares of common stock for which you have demanded appraisal rights for any purpose;

•	to receive payment of dividends or any other distribution with respect to the shares of common stock for which you have demanded appraisal, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective date of the merger; or

•	to receive the payment of the consideration provided for in the merger agreement (unless you properly withdraw your demand for appraisal).

If you do not file a petition for an appraisal within 120 days after the effective date of the merger, your right to an appraisal will terminate. You may withdraw your demand for appraisal and accept the merger consideration by delivering to Flushing Financial a written withdrawal of your demand, except that:

•	any attempt to withdraw made more than 60 days after the effective date of the merger will require the written approval of Flushing Financial; and

•	an appraisal proceeding in the Chancery Court cannot be dismissed unless the Chancery Court approves.

If you fail to comply strictly with the procedures described above you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to do so.

Atlantic Liberty Stock Trading and Dividend Information

Atlantic Liberty common stock is currently listed on the Nasdaq National Market under the symbol “ALFC.” The following table sets forth the high and low sales prices for a share of Atlantic Liberty common stock and cash dividends paid per share for the periods indicated. As of                     , 2006, there were              shares of Atlantic Liberty common stock issued and outstanding, and approximately              stockholders of record.

Fiscal Year Ending March 31, 2007	High	Low	Dividend Paid Per Share
Quarter Ending:
June 30, 2006 (through , 2006)			$

Fiscal Year Ended March 31, 2006
Quarter Ended:
March 31, 2006	$23.87	$20.80		$0.08
December 31, 2005	$29.95	$22.31		$0.08
September 30, 2005	$30.00	$23.80		$0.08
June 30, 2005	$25.50	$21.25		$0.07

Fiscal Year Ended March 31, 2005
Quarter Ended:
March 31, 2005	$25.22	$22.20		$0.07
December 31, 2004	$24.25	$17.51		$0.07
September 30, 2004	$20.15	$17.50		$0.07
June 30, 2004	$19.50	$16.48		$0.06

On December 20, 2005, the business day immediately preceding the public announcement of the merger, the closing price of Atlantic Liberty common stock as reported on the Nasdaq National Market was $28.02 per share. Based on the closing price of $16.70 per share of Flushing Financial common stock on that date and the exchange ratio of 1.43 shares of Flushing Financial common stock for each share of Atlantic Liberty common stock, the equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for Flushing Financial common stock would be $23.88 per share ($16.70 x 1.43), if you elect and receive all stock consideration. The equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for cash would be $24.00, if you elect and receive all cash consideration.

On                     , 2006, the latest practicable date before distribution of this proxy statement/prospectus, the closing price of Atlantic Liberty was $              per share. Based on the closing price of $             per share of Flushing Financial common stock on that date and the exchange ratio of 1.43 shares of Flushing Financial common stock for each share of Atlantic Liberty common stock, the equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for Flushing Financial common stock would be $             per share, if you elect and receive all stock consideration. The equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for cash would still be $24.00, if you elect and receive all cash consideration.

Flushing Financial Stock Trading and Dividend Information

Flushing Financial common stock is currently listed on the Nasdaq National Market under the symbol “FFIC.” The following table sets forth the high and low trading prices for a share of Flushing Financial common stock and cash dividends paid per share for the periods indicated. As of                     , 2006 there were shares of Flushing Financial common stock issued and outstanding, and approximately              stockholders of record.

Year Ending December 31, 2006	High		Low		Dividend Paid Per Share
Quarter Ended:
June 30, 2006 (through , 2006)	$		$		$
March 31, 2006		$17.55		$14.87		$0.11

Year Ended December 31, 2005
Quarter Ended:
December 31, 2005		$17.52		$13.95		$0.10
September 30, 2005		$19.65		$15.87		$0.10
June 30, 2005		$18.75		$15.55		$0.10
March 31, 2005		$20.23		$17.17		$0.10

Year Ended December 31, 2004
Quarter Ended:
December 31, 2004		$21.50		$18.80		$0.09
September 30, 2004		$19.19		$16.48		$0.09
June 30, 2004		$18.93		$16.35		$0.09
March 31, 2004		$19.50		$17.57		$0.08

On December 20, 2005, the business day immediately preceding the public announcement of the merger, the closing price of Flushing Financial common stock as reported on the Nasdaq National Market was $16.70 per share. On                     , 2006 the closing price was $             per share. Based on the closing price of $              per share of Flushing Financial common stock on that date, the equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for Flushing Financial common stock would be $            , based on the exchange ratio of 1.43 shares of Flushing Financial common stock for each share of Atlantic Liberty common stock, and the equivalent per share market value of each share of Atlantic Liberty common stock to be exchanged solely for cash would be $24.00.

Comparison of Stockholders’ Rights for Existing Stockholders of Atlantic Liberty

As a result of the acquisition of Atlantic Liberty, certain stockholders of Atlantic Liberty will receive shares of common stock of Flushing Financial as merger consideration and will, therefore, become stockholders of Flushing Financial. Flushing Financial and Atlantic Liberty are both organized under the laws of Delaware. Any differences, therefore, in the rights of stockholders of Flushing Financial and Atlantic Liberty arise primarily from differences in their respective certificates of incorporation and bylaws.

While the respective certificates of incorporation and bylaws of Flushing Financial and Atlantic Liberty are substantially similar, there are some differences, as discussed below. This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences affecting the rights of stockholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This discussion is qualified in its entirety by reference to the certificate of incorporation and bylaws of both Atlantic Liberty and Flushing Financial. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Atlantic Liberty’s or Flushing Financial’s certificate of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Atlantic Liberty consists of 6,500,000 shares, of which 500,000 shares are preferred stock, par value $0.10 per share, and 6,000,000 shares are common stock, par value $0.10 per share. Atlantic Liberty’s certificate of incorporation authorizes the Atlantic Liberty board of directors to issue shares of Atlantic Liberty preferred stock in one or more series and to fix the designation, powers, preferences and rights of the shares of Atlantic Liberty preferred stock in each series. The Atlantic Liberty board of directors has not designated any of the shares of Atlantic Liberty preferred stock. The authorized capital stock of Flushing Financial consists of 45,000,000 shares, of which 5,000,000 shares are preferred stock, par value $0.01 per share, and 40,000,000 shares are common stock, par value $0.01 per share. Flushing Financial’s certificate of incorporation authorizes the Flushing Financial board of directors to issue shares of Flushing Financial preferred stock in one or more series and to fix the designations, powers, preferences and rights of the shares of Flushing Financial preferred stock in each series. The Flushing Financial board of directors has not designated any of the shares of Flushing Financial preferred stock.

Amendments to Certificate of Incorporation. The certificate of incorporation of Atlantic Liberty generally provides that any modification of the certificate of incorporation may be made by Atlantic Liberty. The only exceptions are for amending or repealing provisions relating to the following articles: amendments to the certificate of incorporation, limitation on the voting rights of stockholders, action of stockholders without a meeting, calling of special meetings of stockholders, structure of the board of directors and special meetings, adoption, amendment or repeal of the bylaws and specified business combinations. For these provisions, approval requires the affirmative vote of 80% of the total votes eligible to be cast by the holders of the outstanding shares of capital stock entitled to vote.

The certificate of incorporation of Flushing Financial provides that the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of Flushing Financial entitled to vote shall be required to modify provisions relating to the following articles: amendments to the certificate of incorporation, limitation on the voting rights of stockholders, adoption, alteration, amendment, or repeal of the bylaws, specified business combinations, calling of special meetings of stockholders, structure of the board of directors and special meetings, bylaws, specified business combinations and indemnification rights.

Amendments to Bylaws. Under Atlantic Liberty’s certificate of incorporation, the bylaws may be adopted, amended or repealed by a vote of a majority of the board of directors or by 80% of the outstanding shares of capital stock entitled to vote for directors (in addition to any vote of holders of any class or series of stock required by law or the certificate of incorporation). Flushing Financial’s certificate of incorporation provides that the bylaws may be adopted, altered, amended or repealed by a vote of the board of directors or by two-thirds of the outstanding shares of capital stock entitled to vote for directors, other than shares beneficially owned by a person or entity in excess of 10% of the then outstanding shares of common stock of Flushing Financial. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well an assignee of such person or entity.

Number of Directors. Atlantic Liberty’s certificate of incorporation and bylaws permit Atlantic Liberty’s board of directors to designate the number of its members, but in the absence of such a designation, there shall be five directors. Flushing Financial’s certificate of incorporation and bylaws permit Flushing Financial’s board of directors to designate the number of its members.

Limitation On Director Liability. The certificates of incorporation of Atlantic Liberty and Flushing Financial each provide for a limitation on a director’s liability for a breach of fiduciary duty except for liability (i) for any breach of the director’s duty of loyalty to Atlantic Liberty or Flushing Financial, as the case may be, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Procedures for Nominations of Directors and Presentation of New Business at Meetings of Stockholders. Under Atlantic Liberty’s bylaws, stockholder nominations for directors and proposals for new business must be made in writing and delivered to Atlantic Liberty’s Secretary at least 90 days before the date of Atlantic Liberty’s proxy materials for the preceding year’s special meeting or, if less than 100 days’ notice of the meeting date is given to stockholders, within 10 days following a public announcement of the date of the meeting. Under Flushing Financial’s bylaws, stockholder nominations for the annual meeting must be submitted to Flushing Financial’s Secretary not more than 90 days or less than 60 days before the anniversary of the date of the last annual meeting or, if the upcoming annual meeting is more than 30 days after that anniversary date, then the Secretary must receive the stockholder nomination by the earlier of 10 days before the upcoming meeting date and the close of business 10 days following a public announcement of the date of the meeting. Flushing Financial’s bylaws provide that stockholder nominations for a special meeting must be submitted to Flushing Financial’s Secretary by the close of business 10 days following a public announcement of the date of the meeting.

Description of Capital Stock of Flushing Financial

Flushing Financial is authorized to issue 40,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At                     , 2006 there were              shares of Flushing Financial common stock issued and outstanding. Flushing Financial has no outstanding shares of preferred stock. Each share of Flushing Financial common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Dividends. Flushing Financial may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by Flushing Financial is subject to limitations that are imposed by law and applicable regulations. The holders of common stock of Flushing Financial will be entitled to receive and share equally in dividends as may be declared by the board of directors of Flushing Financial out of funds legally available for the payment of dividends. If Flushing Financial issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Flushing Financial have exclusive voting rights in Flushing Financial. They elect Flushing Financial’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Flushing Financial issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an affirmative vote of 80% of the then outstanding shares of voting stock, and at least two-thirds of the combined voting power of the voting stock which includes all voting power except those stockholders who beneficially own in excess of 10% of the then outstanding shares of common stock of Flushing Financial. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity.

Liquidation. In the event of any liquidation, dissolution or winding up of Flushing Savings Bank, Flushing Financial, as the holder of 100% of Flushing Savings Bank’s capital stock, would be entitled to receive, in cash or in kind, the assets of Flushing Savings Bank available for distribution after payment or provision for payment of Flushing Savings Bank’s debts and liabilities and after distributions or provision for distributions in settlement of Flushing Savings Bank’s liquidation account.

Preemptive Rights. Holders of the common stock of Flushing Financial are not entitled to preemptive rights with respect to any additional shares that may be issued. The common stock is not subject to redemption.

Preferred Stock. None of the shares of Flushing Financial’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. Flushing Financial’s board of directors may, without stockholder approval, authorize the issuance of shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Provisions of the Flushing Financial Certificate of Incorporation and Bylaws

The following discussion is a general summary of the material provisions of Flushing Financial’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect, thereby possibly discouraging a third party from seeking control of Flushing Financial. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Flushing Financial’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.

Flushing Financial’s certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders, which might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Flushing Financial more difficult.

The following description is a summary of the provisions of the certificate of incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.

Directors. The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of Flushing Financial’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual or special meeting of stockholders.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of Flushing Financial’s then outstanding common stock entitled to vote.

Authorized but Unissued Shares. Flushing Financial has authorized but unissued shares of common and preferred stock. See “ – Description of Capital Stock of Flushing Financial” above. The certificate of incorporation authorizes 5,000,000 shares of serial preferred stock. Flushing Financial is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designation, powers, preferences, and rights of the shares of each series, and any qualifications, limitations or restrictions on such shares. In the event of a proposed merger, tender offer or other attempt to gain control of Flushing Financial that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of Flushing Financial. The board of directors has no present plan to issue any preferred stock.

Amendments to Certificate of Incorporation. Approval by (i) at least 80% of the outstanding voting stock and (ii) at least two-thirds of the outstanding voting stock not beneficially owned by an interested stockholder is required to amend the following provisions:

•	The ability of the stockholders to adopt, alter, amend or repeal the bylaws;

•	The inability of the stockholders to take any action by consent in writing;

•	The requirement that the affirmative vote of least 80% of the outstanding shares of voting stock and two-thirds of the outstanding shares of voting stock not beneficially owned by an interested stockholder is required to consummate certain transactions with an interested stockholder or any affiliate or associate of an interested stockholder;

•	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Flushing Financial;

•	The division of the board of directors into three staggered classes;

•	The ability of the board of directors to fill vacancies on the board;

•	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

•	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause; and

•	The ability of the stockholders to alter, amend or adopt certain provisions of the certificate of incorporation.

Business Combinations with Interested Stockholders

Flushing Financial’s certificate of incorporation provides that any “business combination” (as defined below) involving Flushing Financial and an interested stockholder must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote and by an affirmative vote of the holders of two-thirds of the combined voting power of the voting stock not beneficially owned by an interested stockholder, defined below. However, a business combination involving Flushing Financial and an interested stockholder may be approved by a majority of board members who were members of the board at the time such interested stockholder qualified as an interested stockholder. For purposes of these provisions, an “interested stockholder” includes:

•	any person (with certain exceptions) who is the “beneficial owner” (as defined in the certificate of incorporation) of more than 10% of Flushing Financial outstanding common stock;

•	any affiliate of Flushing Financial which is the beneficial owner of more than 10% of Flushing Financial outstanding common stock at anytime during the prior two years; or

•	any transferee of any shares of Flushing Financial common stock that were beneficially owned by an “interested stockholder” during the prior two years.

For purposes of these provisions, a “business combination” is defined to include:

•	any merger or consolidation of Flushing Financial or any subsidiary with or into an interested stockholder or affiliate of an interested stockholder;

•	the disposition of the assets of Flushing Financial or any subsidiary having an aggregate value of 25% or more of the total consolidated assets of Flushing Financial and its subsidiaries to or with any interested stockholder or affiliate of an interested stockholder;

•	the issuance or transfer by Flushing Financial or any subsidiary of any of its securities to any interested stockholder or affiliate of an interested stockholder in exchange for cash, securities or other property having an aggregate fair market value of $2,000,000 or more, other than (i) the issuance of securities upon the conversion of convertible securities of Flushing Financial or any subsidiary of Flushing Financial which were not acquired by any interested stockholder (or affiliate of an interested stockholder) from Flushing Financial or a subsidiary of Flushing Financial, or (ii) the issuance or transfer to an employee benefit plan of Flushing Financial or a subsidiary of Flushing Financial;

•	any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an interested stockholder or affiliate of an interested stockholder; and

•	the adoption of any plan for the liquidation or dissolution of Flushing Financial proposed by, or on behalf of, an interested stockholder or an affiliate of an interested stockholder.

This provision is intended to deter an acquiring party from utilizing two-tier pricing and similar coercive tactics in an attempt to acquire control of Flushing Financial. However, it is not intended to, and will not, prevent or deter all tender offers for shares of Flushing Financial.

Business Combination Statutes and Provisions

Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•	the business combination is approved by the board of directors and holders of at least two-thirds of the outstanding voting stock, excluding shares held by the interested stockholder; or

•	the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the Delaware General Corporation Law.

Neither of Flushing Financial’s certificate of incorporation or bylaws contains an election, as permitted by Delaware law, to exempt Flushing Financial from the requirements of Section 203.

INFORMATION ABOUT FLUSHING FINANCIAL

Flushing Financial Corporation is a Delaware corporation and federal savings and loan holding company. The primary business of Flushing Financial is the operation of Flushing Savings Bank, a federally chartered stock savings bank that is its wholly-owned subsidiary. Flushing Savings Bank is a consumer-oriented savings institution whose primary business is attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in (1) originations and purchases of one- to four- family (focusing on mixed-use properties that contain both residential dwelling units and commercial units), multi-family residential and commercial real estate mortgage loans; (2) mortgage loan surrogates such as mortgage-backed securities; and (3) U.S. government and federal agency securities, corporate fixed-income securities and other marketable securities. Flushing Savings Bank also originates certain other loans, including construction loans, Small Business Administration loans and other small business and consumer loans. Flushing Savings Bank currently operates out of nine offices, located in the New York City Boroughs of Queens, Brooklyn and Manhattan, and in Nassau County, New York. At December 31, 2005, Flushing Financial had total consolidated assets of $2.35 billion, net loans of $1.88 billion, total deposits of $1.47 billion and total stockholders’ equity of $176.5 million. The principal executive offices of Flushing Financial are located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042.

Additional information about Flushing Financial and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT ATLANTIC LIBERTY

As a small business issuer, Atlantic Liberty files its annual reports on Form 10-KSB and its quarterly reports on Form 10-QSB. Under the governing Securities Act of 1933 and Securities and Exchange Act of 1934 rules and regulations, Atlantic Liberty cannot incorporate those filings by reference in this proxy statement/prospectus. Therefore, information included in Atlantic Liberty’s recent Form 10-KSB and Form 10-QSB filings is provided below. In addition, for your ease of reference, Atlantic Liberty’s audited consolidated financial statements as of March 31, 2005 and unaudited consolidated financial statements as of December 31, 2005 are attached to this proxy statement/prospectus as Appendix D and Appendix E, respectively. In addition, you may view Atlantic Liberty’s recent Form 10-KSB and Form 10-QSB filings at the website maintained by Atlantic Liberty or at the website maintained by the Securities and Exchange Commission. See “Where You Can Find More Information.”

General

Atlantic Liberty was incorporated in 2002 for the purpose of acting as the holding company parent of Atlantic Liberty Savings following the completion of its mutual-to-stock conversion. At December 31, 2005, Atlantic Liberty had consolidated assets of $177.0 million, deposits of $103.9 million and shareholders’ equity of $28.4 million. Atlantic Liberty’s executive office is located at 186 Montague Street, Brooklyn, New York 11201 and its telephone number is (718) 855-3555.

Atlantic Liberty Savings

Atlantic Liberty’s principal business consists of attracting retail deposits from the general public in the areas surrounding its two locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one- to four-family residential mortgage loans, multi-family and commercial real estate loans, mortgage related securities and various other securities. Atlantic Liberty’s revenues are derived principally from the interest on loans, securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. Atlantic Liberty’s primary sources of funds are deposits, principal and interest payments on loans and securities and advances from the Federal Home Loan Bank of New York.

Competition

Atlantic Liberty faces intense competition within its market area both in making loans and attracting deposits. The New York City area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of Atlantic Liberty’s competitors offer products and services that Atlantic Liberty currently does not offer, such as trust services and private banking. Its competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. Atlantic Liberty faces additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. Atlantic Liberty’s primary focus is to build and develop profitable customer relationships across all lines of business while maintaining its role as a community bank.

Market Area

Atlantic Liberty operates in an urban market area that has a stable population and household base. During the past 5 years, the population and number of households in Kings County increased by approximately 2%. In 2004 per capita income for Kings County was $24,772 and the median household income was $34,330. Atlantic Liberty’s primary lending area is concentrated in the neighborhoods surrounding both of Atlantic Liberty’s office locations in Brooklyn, New York. One- to four-family residential real estate in Atlantic Liberty’s market area is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Most of Atlantic Liberty’s deposit customers are residents of the greater New York metropolitan area. The economy of Atlantic Liberty’s market area is characterized by a large number of small retail establishments. Atlantic Liberty’s customer base is comprised of middle-income households, and to a lesser extent low-to-moderate-income households. The median household income for Brooklyn is below the national median household income, and the median household income for the State of New York. In addition, the unemployment rate in the market area served by Atlantic Liberty is higher than in the surrounding suburbs.

Lending Activities

Historically, Atlantic Liberty’s principal lending activity has been the origination of first mortgage loans for the purchase or refinancing of one- to four-family residential real property, and cooperative apartments. In recent years, Atlantic Liberty has retained all loans that it originated. One- to four-family residential real estate mortgage loans represented $61.7 million, or 50.5% of Atlantic Liberty’s loan portfolio at December 31, 2005. Atlantic Liberty also offers multi-family and commercial real estate loans. Multi-family real estate loans totaled $27.8 million, or 22.7%, of the loan portfolio at December 31, 2005. Commercial real estate loans totaled approximately $31.1 million, or 25.4% of the loan portfolio at December 31, 2005. Atlantic Liberty also offers home equity loans to existing customers.

Loan Portfolio Composition. The following table sets forth the composition of Atlantic Liberty’s loan portfolio by type of loan as of the dates indicated, including a reconciliation of gross loans receivable after consideration of the allowance for loan losses and net deferred fees.

	At December 31,		At March 31,
	2005		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)
Real Estate Loans:
One- to four-family	$61,666	50.5%	$59,718	49.3%	$62,500	54.9%	$62,500	67.2%
Multi-family	27,799	22.7	27,668	22.9	21,831	19.2	14,860	14.7
Commercial	31,050	25.4	32,667	27.0	28,791	25.3	17,818	17.6

Total real estate loans	120,515	98.6%	120,053	99.2%	113,122	99.4%	100,735	99.5%

Other Loans:
Home equity	1,663	1.4	1,012	0.8	722	0.6	533	0.5
Unsecured	1	—	34	—	6	—	22	—

Total other loans	1,664	—	1,046	—	728	0.6	555	0.5

Total loans	$122,179	100.0%	$121,099	100.0%	$113,850	100.0%	$101,290	100.0%

Less:
Net deferred fees	133		214		210		151
Allowance for loan losses	753		737		582		484

Total loans receivable, net	$121,293		$120,148		$113,058		$100,655

Loan Maturity Schedule. The following table shows the remaining contractual maturity of Atlantic Liberty’s loans at March 31, 2005. The table does not include the effect of possible prepayments or due on sale clause payments.

	At March 31, 2005
	One- to four-family Amount	Multi- Family	Commercial Real Estate	Home Equity and Unsecured	Total
	(In thousands)
Amounts Due:
One year or less	$1,132	$6,344	$2,323	$34	$9,833

After one year:
More than one year to three years	1,133	1,061	2,872	9	5,075
More than three years to five years	2,074	1,742	225	106	4,147
More than five years to 10 years	13,072	11,824	26,748	799	52,443
More than 10 years to 20 years	12,915	6,697	499	98	20,209
More than 20 years	29,392	—	—	—	29,392

Total due after one year	$58,586	$21,324	$30,344	$1,012	111,266

Total due	$59,718	$27,668	$32,667	$1,046	$121,099

Less:
Deferred loan fees					214
Allowance for loan losses					737

Loans receivable, net					$120,148

The total amount of loans due one year after March 31, 2005 which have fixed interest rates is $27.4 million, and the total amount of loans due after such dates which have floating or adjustable interest rates is $83.9 million.

One- to Four-family Residential Loans. Atlantic Liberty’s primary lending activity consists of the origination of one- to four-family residential mortgage loans secured by property located in its lending area. At December 31, 2005, approximately $61.7 million, or 50.5% of Atlantic Liberty’s loan portfolio, consisted of one- to four-family residential loans. Generally, one- to four-family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. Atlantic Liberty generally will not make loans with a loan to value ratio in excess of 90%. Generally, fixed-rate loans are originated for terms of up to 15 years. Atlantic Liberty does not sell the loans that it originates.

Atlantic Liberty also offers adjustable-rate mortgage loans with one, three, and five year adjustment periods based on changes in a designated treasury index. Atlantic Liberty also offers a loan product with a fixed rate of interest for seven years, which adjusts annually thereafter. During the nine months ended December 31, 2005, Atlantic Liberty originated $8.1 million in adjustable rate one- to four-family residential loans and $2.2 million in fixed rate one- to four-family residential loans. During fiscal 2005, Atlantic Liberty originated $9.6 million in adjustable rate one- to four-family residential loans and $2.9 million in fixed rate one- to four-family residential loans. In an effort to increase its origination of adjustable rate loans, Atlantic Liberty priced its adjustable rate mortgages more aggressively as compared to its fixed rate loans. A substantial portion of Atlantic Liberty’s adjustable rate mortgage loans provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment of 500 basis points. Atlantic Liberty’s adjustable rate mortgage loans amortize over terms of up to 30 years.

Adjustable rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by Atlantic Liberty’s loan documents and, therefore, is potentially limited in effectiveness during periods of rapidly rising interest rates. At December 31, 2005, 68% of Atlantic Liberty’s one- to four-family residential loans had adjustable rates of interest.

All one- to four-family residential mortgage loans that we originate include “due-on-sale” clauses, which give Atlantic Liberty the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid.

Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal of the property at the time the loan is originated. For all loans, Atlantic Liberty utilizes outside independent appraisers approved by the board of directors. All borrowers are required to obtain title insurance. Atlantic Liberty also requires homeowner’s insurance and fire and casualty insurance on properties securing real estate loans.

Multi-Family Real Estate Loans. Loans secured by multi-family real estate totaled approximately $27.8 million, or 22.7% of the total loan portfolio at December 31, 2005. Multi-family real estate loans generally are secured by rental properties (including walk-up apartments). Substantially all multi-family real estate loans are secured by properties located within Atlantic Liberty’s lending area. Multi-family real estate loans generally are offered with adjustable interest rates. Multi-family loans are originated for terms of up to 10 years with a fixed rate of interest for the initial five year period and with a five year renewal option. At the time of renewal, the loan’s interest rate will adjust to the five year Treasury Note rate plus a minimum of 250 basis points. Multi-family real estate loans have terms ranging from 5 to 20 years, and may amortize over a period of up to 25 years.

Atlantic Liberty considers a number of factors in originating multi-family real estate loans. It evaluates the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, Atlantic Liberty considers the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with Atlantic Liberty and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that it is at least 125% of the monthly debt service and the ratio of the loan amount to the appraised value of the mortgaged property. Multi-family real estate loans are originated in amounts up to 70% of the appraised value of the mortgaged property securing the loan. All multi-family loans are appraised by outside independent appraisers approved by the board of directors. Personal guarantees are generally obtained from multi-family real estate borrowers. During the nine months ended December 31, 2005 and fiscal 2005 Atlantic Liberty purchased participation interests totaling $2.3 million and $6.0 million, respectively, which were secured by multi-family properties. Such participation interests are purchased once management has concluded that the underlying loan satisfies Atlantic Liberty’s underwriting criteria.

Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the real estate property securing the loan. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

Commercial Real Estate Loans. At December 31, 2005, $31.1 million, or 25.4%, of the total loan portfolio consisted of commercial real estate loans. Commercial real estate loans are secured by office buildings, private schools, religious facilities, restaurants, mixed-use properties and other commercial properties. Atlantic Liberty generally originates adjustable rate commercial real estate loans with maximum terms of up to 10 years. The maximum loan-to-value ratio of commercial real estate loans is 70%. At December 31, 2005, Atlantic Liberty’s largest commercial real estate loan had a principal balance of $3.2 million and was secured by a restaurant.

In underwriting commercial real estate loans, Atlantic Liberty considers and evaluates the same criteria as in underwriting multi-family real estate loans. There were no purchases of commercial real estate loans during the nine months ended December 31, 2005. During fiscal 2005 Atlantic Liberty purchased participation interests totaling $4.4 million which were secured by commercial real estate properties. Personal guarantees are generally obtained from commercial real estate borrowers.

Loans secured by commercial real estate generally are larger than one- to four-family residential loans and involve greater credit risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Repayment of these loans depends to a large degree on the results of operations and management of the properties securing the loans or the businesses conducted on such property, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

Origination and Servicing of Loans. Historically, Atlantic Liberty has originated mortgage loans pursuant to underwriting standards that generally conform with the Fannie Mae and Freddie Mac guidelines. Loan origination activities are primarily concentrated in Brooklyn, New York. New loans are generated primarily from walk-in customers, customer referrals, brokers and other parties with whom Atlantic Liberty does business, and from the efforts of employees and advertising. Loan applications are underwritten and processed at Atlantic Liberty’s main office. Atlantic Liberty services all loans that it originates.

The following table shows Atlantic Liberty’s loan origination and repayment activities for the periods indicated. During the nine months ended December 31, 2005, Atlantic Liberty purchased $2.3 million in loans. During fiscal 2005, Atlantic Liberty purchased $11.5 million of mortgages from other financial institutions, $4.4 million of which were commercial loans, $6.0 million were multi-family loans and $1.1 million were one- to four-family loans. Atlantic Liberty sold $200,000 in loans during the nine months ended December 31, 2005 and did not sell any loans during any of the other periods indicated.

	Nine Months Ended December 31,		Years Ended March 31,
	2005	2004	2005	2004	2003
	(In thousands)
Loans receivable, net, at beginning of period	$120,148	$113,058	$113,058	$100,655	$92,856

Originations by type:
Real estate — one- to four-family	10,301	8,255	10,099	15,896	14,525
— multi-family	5,586	2,562	4,075	6,090	4,696
— commercial	7,108	5,034	6,479	10,672	6,722
Other – home equity and unsecured	881	650	674	452	437

Total loans originated	23,876	16,501	21,327	33,110	26,380
Loan purchases	2,274	8,845	11,545	8,358	2,825
Loan sales	(200)	—	—	—	—
Principal repayments	(24,871)	(18,891)	(25,625)	(28,905)	(21,309)
Provision and recovery for loan losses	(16)	(155)	(155)	(98)	(49)
Amortization	82	1	(2)	(62)	(48)

Net increase	1,145	6,301	7,090	12,403	7,799

Loans receivable, net, at end of period	$121,293	$119,359	$120,148	$113,058	$100,655

Loan Approval Procedures and Authority. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. To assess the borrower’s ability to repay, Atlantic Liberty reviews the employment and credit history and information on the historical and projected income and expenses of mortgagors. One- to four-family residential mortgage loans of up to $350,000 may be approved by senior management and all other one- to four-family residential mortgage loans in excess of $350,000 must be approved by the board of directors. All multi-family and commercial real estate loans must be approved by the board of directors. In addition, the board of directors ratifies all loans approved by management.

Atlantic Liberty requires appraisals of all real property securing loans. Appraisals are performed by independent appraisers who are licensed by the State of New York, and who are approved by the board of directors annually. Atlantic Liberty requires fire and extended coverage insurance in amounts at least equal to the principal amount of the loan. Where appropriate, flood insurance is also required.

Non-performing and Problem Assets

After a mortgage loan becomes eight days past due, we deliver a computer generated delinquency notice to the borrower. A second delinquency notice is sent once the loan becomes 16 days past due. When a loan becomes 30 days past due, Atlantic Liberty sends an additional delinquency notice to the borrower and attempts to make personal contact with the borrower by letter or telephone to establish an acceptable repayment schedule. In addition, with respect to loans secured by a one- to four-family residence, after 45 days Atlantic Liberty will attempt to assist the borrower in obtaining credit counseling. When a mortgage loan is 90 days delinquent and no acceptable resolution has been reached, Atlantic Liberty sends the borrower a five-day demand letter. If the loan is not brought current within 120 days, Atlantic Liberty will generally refer the matter to its attorney. Management is authorized to begin foreclosure proceedings on any loan after determining that it is prudent to do so.

Mortgage loans are reviewed on a regular basis, and such loans are placed on non-accrual status when they are specifically determined to be impaired or when they become 90 days delinquent. When loans are placed on a non-accrual status, unpaid accrued interest is fully reserved, and further income is recognized only to the extent received. At December 31, 2005, Atlantic Liberty had no non-performing loans. Atlantic Liberty had no accruing loans delinquent more than 90 days as of December 31, 2005 or as of March 31, 2005, 2004 or 2003.

Non-performing Assets. The table below sets forth the amounts and categories of Atlantic Liberty’s non-performing assets as of December 31, 2005 and as of March 31, 2005, 2004 and 2003. Delinquent loans that are 90 days or more past due are considered non-performing assets. During the periods presented, Atlantic Liberty did not have any troubled debt restructurings.

	At December 31, 2005	At March 31,
		2005	2004	2003
	(Dollars in thousands)
Non-performing loans:
One- to four-family	$—	$79	$79	$127
Multi-family	—	—	—	—
Commercial real estate	—	9	17	—
Unsecured	—	—	—	—

Total non-performing loans	—	88	96	127

Other real estate (1)	78	78	78	78

Total non-performing assets	$78	$166	$174	$205

Total non-performing assets as a percentage of total assets	0.04%	0.09%	0.11%	0.15%
Allowance for loan losses as a percentage of non-performing loans	NM (2)	837.50%	606.25%	381.10%

Allowance for loan losses as a percentage of gross loans receivable	0.62%	0.61%	0.51%	0.48%

(1)	Represents a $78,000 investment in real estate.

(2)	Not meaningful.

Atlantic Liberty had no non-accruing loans during the nine months ended December 31, 2005. For the year ended March 31, 2005, gross interest income which would have been recorded had Atlantic Liberty’s non-accruing loans been current in accordance with their original terms amounted to $3,000. Interest income recognized on such loans for the year ended March 31, 2005 was $900.

Delinquent Loans. The following table sets forth Atlantic Liberty’s loan delinquencies by type of loan, by amount and by percentage of type at December 31, 2005.

	Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in thousands)
One- to four-family	—	$—	—%	—	$—	—%	—	$—	—%
Multi-family	—	—	—	—	—	—	—	—	—
Commercial real Estate	—	—	—	—	—	—	—	—	—
Home equity and unsecured	1	100	0.16	—	—	—	1	100	0.16

Total	1	$100	0.16%	—	$—	—	1	$100	—

Delinquent loans to total loans									0.08%

Classified Assets. Office of Thrift Supervision regulations and Atlantic Liberty’s Asset Classification Policy provide that loans and other assets considered to be of lesser quality be classified as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Atlantic Liberty classifies an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset.

An insured institution is required to establish general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision which can order the establishment of additional general or specific loss allowances.

On the basis of management’s review of its assets, at December 31, 2005 Atlantic Liberty had no classified assets.

The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

Allowance for Loan Losses

Atlantic Liberty’s allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. Atlantic Liberty utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. Atlantic Liberty maintains a loan review system, which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type and market value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information. A loan evaluated for impairment is considered to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. Atlantic Liberty does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions, management’s judgment and losses which are probable and reasonably estimable. The allowance is increased through provisions charged against current earnings and recoveries of previously charged-off loans. Loans which are determined to be uncollectible are charged against the allowance. While management uses available information to recognize probable and reasonably estimable loan losses, future loss provisions may be necessary based on changing economic conditions. Payments received on impaired loans are applied first to accrued interest receivable and then to principal. The allowance for loan losses as of December 31, 2005 was maintained at a level that represents management’s best estimate of losses in the loan portfolio, and such losses were both probable and reasonably estimable.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review Atlantic Liberty’s allowance for loan losses. Such agencies may require that Atlantic Liberty recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Allowance for Loan Losses. The following table analyzes changes in the allowance for the periods presented.

	For the Nine Months Ended December 31,		For the Years Ended March 31,
	2005	2004	2005	2004	2003
	(Dollars in thousands)
Balance at beginning of period	$737	$582	$582	$484	$435

Charge-offs:
One- to four-family	—	—	—	—	9
Multi-family	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Home equity	—	—	—	—	—
Unsecured	—	—	—	—	—

Total	—	—	—	—	—

Recoveries:
One- to four-family	—	—	—	98	—
Multi-family	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Home equity	—	—	—	—	—
Unsecured	16	30	30	—	—

Total	16	30	30	98	9

Net charge-offs (recoveries)	(16)	(30)	(30)	(98)	(9)
Provisions charged to operations (recovery credited to operations)	—	125	125	—	40

Balance at end of period	$753	$737	$737	$582	$484

Ratio of (recoveries) net charge-offs during the period to average loans outstanding during the period	(0.01)%	(0.03)%	(0.03)%	(0.09)%	(0.01)%

Allocation of Allowance for Loan Losses. The following table presents an analysis of the allocation of the allowance for loan losses at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31, 2005
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in each Category to Total Loans
	(Dollars in thousands)
One- to four-family	$62	$61,666	50.5%
Multi-family	174	27,799	22.7
Commercial real estate	388	31,050	25.4
Home equity	4	1,663	1.4
Unsecured	—	—	—
Unallocated	125	—	—

Total	$753	$122,178	100.0%

	At March 31,
	2005			2004			2003
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category
	(Dollars in thousands)
One- to four-family	$76	$59,718	49.3%	$83	$62,500	54.9%	$100	$68,057
Multi-family	138	27,668	22.9	108	21,831	19.2	74	14,860
Commercial real estate	435	32,667	27.0	366	28,791	25.3	223	17,818
Home equity	4	1,012	0.8	5	722	0.6	7	533
Unsecured	—	34	—	—	6	—	—	22
Unallocated	84	—	—	20	—	—	80	—

Total	$737	$121,099	100.0%	$582	$113,850	100.0%	$484	$101,290

Each quarter, management evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific, but are reflective of the inherent losses in the loan portfolio. This process includes, but is not limited to, a periodic review of loan collectibility in light of historical experience, the nature and volume of loan activity, conditions that may affect the ability of the borrower to repay, underlying value of collateral, if applicable, and economic conditions in Atlantic Liberty’s immediate market area. First, Atlantic Liberty groups loans by delinquency status. All loans 90 days or more delinquent are evaluated individually, based primarily on the value of the collateral securing the loan. Specific loss allowances are established as required by this analysis. All loans for which a specific loss allowance has not been assigned are segregated by type and delinquency status and a loss allowance is established by using loss experience data and management’s judgment concerning other matters it considers significant. The allowance is allocated to each category of loan based on the results of the above analysis. Small differences between the allocated balances and recorded allowance are reflected as unallocated to absorb losses resulting from the inherent imprecision involved in the loss analysis process.

This analysis process is inherently subjective, as it requires Atlantic Liberty to make estimates that are susceptible to revisions as more information becomes available. Although Atlantic Liberty believes that it has established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

Investments

Atlantic Liberty’s investment portfolio at December 31, 2005 consisted of investments of $2.3 million in corporate obligations and notes of U.S. Government agencies and U.S. Government sponsored enterprises classified as available for sale, and $3.0 million in corporate obligations and notes of U.S. Government agencies and U.S. Government sponsored enterprises classified as held to maturity. Atlantic Liberty also had an investment of $2.2 million in Federal Home Loan Bank stock which has no stated maturity and had $3.1 million in interest-earning deposits with other financial institutions which are payable on demand. Atlantic Liberty’s investment policy objectives are to maintain liquidity within the guidelines established by the board of directors.

Atlantic Liberty also invests in mortgage-backed securities, substantially all of which are classified as held to maturity. Atlantic Liberty’s mortgage-backed securities are principally adjustable rate instruments that reprice at one to seven year intervals. At December 31, 2005, mortgage-backed securities totaled $35.2 million, or 19.9% of total assets.

The following table sets forth the carrying value and composition of Atlantic Liberty’s investment portfolio at the dates indicated.

	At December 31, 2005		At March 31, 2005		At March 31, 2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Available for sale:
U.S. Government or government-sponsored agencies:
Due after eight years	$2,000	$1,974	$2,000	$1,985	$2,000	$2,043
Corporate bonds:
Due after ten years	300	276	300	274	300	289

Total	$2,300	$2,250	$2,300	$2,259	$2,300	$2,332

Held to maturity:
Corporate bonds:
Due within one year	$1,002	$967	$1,008	$1,020	$1,016	$1,019
U.S. Government or government-sponsored agencies:
Due after eight years	2,000	1,974	3,000	2,980	1,000	1,085

Total	$3,002	$2,941	$4,008	$4,000	$2,016	$2,104

The following table sets forth the composition of Atlantic Liberty’s mortgage-backed securities at the dates indicated.

	At December 31, 2005		At March 31, 2005		At March 31, 2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Available for sale:
Freddie Mac:
Due after ten years	$527	$514	$693	$681	$1,097	$1,088

Held to maturity:
Ginnie Mae	1,401	1,380	1,909	1,904	2,737	2,741
Freddie Mac	1,384	1,383	1,758	1,769	2,783	2,816
Fannie Mae	31,852	31,265	38,270	37,818	25,111	25,742
Collateralized Mortgage Obligations:
Freddie Mac:	$33	$33	$41	$40	$60	$60

Total	$35,197	$34,575	$41,978	$41,531	$30,691	$31,359

Set forth below are the carrying value and estimated fair value of mortgage-backed securities by contractual maturity.

	At December 31, 2005		At March 31, 2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)
Due after one year through five years	$1	$1	$2	$2
Due after five years through ten years	95	92	36	36
Due after ten years	35,101	34,482	41,940	41,493

Total	$35,197	$34,575	$41,978	$41,531

Sources of Funds

General. Deposits have traditionally been the primary source of funds for use in lending and investment activities. In addition to deposits, funds are derived from scheduled loan payments, investment maturities, loan prepayments, retained earnings, income on earning assets and borrowings. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. Borrowings from the Federal Home Loan Bank of New York may be used in the short-term to compensate for reductions in deposits and to fund loan growth. Advances from the FHLB were also used to fund leveraged growth transactions executed during the years ended March 31, 2005 and March 31, 2004.

Deposits. Deposits are not actively solicited outside of the New York City metropolitan area, and substantially all of Atlantic Liberty’s depositors are persons who work or reside in Brooklyn, New York. Atlantic Liberty offers a selection of deposit instruments, including passbook savings accounts, money market accounts, fixed-term certificates of deposit, and individual retirement accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. Atlantic Liberty does not pay broker fees for any deposits.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. Personalized customer service and long-standing relationships with customers are relied upon to attract and retain deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows Atlantic Liberty to be competitive in obtaining funds and responding to changes in consumer demand. In recent years, Atlantic Liberty has become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious. Deposits are priced to reflect Atlantic Liberty’s interest rate risk management and profitability objectives. Based on experience, management believes that passbook accounts and money market accounts are relatively stable sources of deposits. However, the ability to attract and maintain certificates of deposit, and the rates paid on these deposits, have been and will continue to be significantly affected by market conditions. At December 31, 2005, $53.5 million, or 51.5% of Atlantic Liberty’s deposit accounts were certificates of deposit, of which $35.4 million have maturities of one year or less. A significant portion of the certificates of deposit consist of accounts that were opened at the direction of the county or surrogate court for the benefit of minors or others who are deemed to be incompetent to handle their affairs. At December 31, 2005, $19.2 million of the certificates of deposit consisted of such court-directed deposits. Court-directed deposits must remain deposited at Atlantic Liberty Savings until the intended beneficiary attains his or her majority or is deemed competent to handle his or her own affairs.

Deposit Accounts. The following table sets forth the dollar amount of savings deposits in the various types of deposit programs Atlantic Liberty offered as of the dates indicated.

	At December 31,		At March 31,
	2005		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Transactions and Savings Deposits:
Demand:
Non-interest-bearing	$2,005	1.9%	$1,981	1.8%	$2,434	2.2%
Interest-bearing	9,187	8.8	9,507	8.7	6,350	5.9
Regular Savings	20,416	19.7	22,201	20.3	21,896	20.3
Money Market Accounts	18,809	18.1	22,555	20.7	21,265	19.7

Total Non-Certificates	$50,417	48.5%	$56,244	51.5%	$51,945	48.1%

Certificates:
0.00 – 1.99%	$5,136	5.0%	$24,762	22.7%	$35,476	32.9%
2.00 – 3.99%	42,556	40.9	23,869	21.9	13,555	12.9
4.00 – 5.99%	5,824	5.6	4,228	3.9	6,785	6.3
6.00 – 7.99%	—	—	—	—	100	0.1
8.00 – 9.99%	—	—	—	—	—	—

Total Certificates	53,516	51.5	52,859	48.5	55,916	51.9

Total Deposits	$103,933	100.0%	$109,103	100.0%	$107,861	100.0%

Time Deposit Maturity Schedule. The following table presents, by rate category, the remaining period to maturity of time deposit accounts outstanding as of December 31, 2005.

	0.00-1.99%	2.00%-3.99%	4.00% - 5.99%	Total	Percent of Total
		(Dollars in thousands)
Certificate accounts maturing in quarter ending:
March 31, 2006	$4,081	$4,844	$529	$9,454	17.67%
June 30, 2006	654	11,789	1,435	13,878	25.93
September 30, 2006	149	5,916	1,098	7,163	13.38
December 31, 2006	138	4,663	100	4,901	9.16
March 31, 2007	102	2,969	127	3,198	5.98
June 30, 2007	—	1,642	666	2,308	4.31
September 30, 2007	—	1,129	—	1,129	2.11
December 31, 2007	—	1,114	118	1,232	2.30
March 31, 2008	12	1,345	—	1,357	2.54
June 30, 2008	—	1,252	110	1,362	2.54
September 30, 2008	—	886	311	1,197	2.24
December 31, 2008	—	822	14	836	1.56
Thereafter	—	4,185	1,316	5,501	10.28%

Total	$5,136	$42,556	$5,824	$53,516	100.0%

Percent of total	9.60%	79.52%	10.88%

Deposit Activity. The following table sets forth the deposit activities for the periods indicated.

	Nine Months Ended December 31,		Years Ended March 31,
	2005	2004	2005	2004
	(Dollars in thousands)
Opening balance	$109,103	$107,861	$107,861	$107,515
Deposits	116,678	118,221	157,256	144,416
Withdrawals	(123,285)	(116,306)	(157,680)	(145,810)
Interest credited	1,437	1,249	1,666	1,740

Ending balance	$103,933	$111,025	$109,103	$107,861

Net increase/(decrease)	$(5,170)	$3,164	$1,242	$346

Percent increase/(decrease)	(4.74)%	2.93%	1.15%	0.32%

Certificates of Deposit. The following table indicates the amount of Atlantic Liberty’s certificates of deposit by time remaining until maturity as of December 31, 2005.

	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(In thousands)
Certificates of deposit less than $100,000	$6,259	$9,817	$8,910	$15,431	$40,417
Certificates of deposit of $100,000 or more	3,195	4,061	3,154	2,689	13,099

Total certificates of deposit	$9,454	$13,878	$12,064	$18,120	$53,516

Borrowings. Atlantic Liberty may obtain advances from the Federal Home Loan Bank of New York upon the security of the common stock it owns in the Federal Home Loan Bank and its qualifying residential mortgage loans and mortgage-backed securities, provided certain standards related to creditworthiness are met. These advances are made pursuant to several credit programs each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending and other investment activities. During the nine months ended December 31, 2005, Atlantic Liberty had $18.5 million in gross borrowings and repayments of $20.3 million. During the year ended March 31, 2005, Atlantic Liberty borrowed $20.0 million, which it used to fund the purchase of mortgage-backed securities in a leveraged transaction which resulted in a positive interest rate spread.

The following table sets forth the maturity, interest rate and balances of advances from the Federal Home Loan Bank of New York at December 31, 2005, March 31, 2005 and 2004. The average balances of Atlantic Liberty’s Federal Home Loan Bank advances during the nine months ended December 31, 2005 and 2004 were $41.8 million and $42.5 million, respectively, and during the years ended March 31, 2005 and 2004 were $42.7 million and $14.1 million, respectfully.

	Interest Rate	December 31, 2005		March 31,
Maturity				2005		2004
August 23, 2004	1.50%	$		$		$4,000,000
August 30, 2004	4.63					600,000
November 19, 2004	1.48					2,000,000
April 21, 2005	1.69				3,000,000
April 26, 2005	1.71				3,000,000
July 27, 2005	2.63				2,000,000
August 22, 2005	2.31				4,000,000	4,000,000
August 23, 2005	2.43				2,000,000
August 30, 2005	4.94				300,000	300,000
November 21, 2005	2.21				2,000,000	2,000,000
April 21, 2006	2.43		3,000,000		3,000,000
April 21, 2006	3.82		1,000,000
April 26, 2006	2.45		3,000,000		3,000,000
April 26, 2006	3.90		1,000,000
May 9, 2006	3.95		1,500,000
June 5, 2006	4.74		2,000,000
August 7, 2006	3.14		1,750,000		1,750,000
August 21, 2006	3.02		4,000,000		4,000,000	4,000,000
August 22, 2006	4.41		2,000,000
August 30, 2006	5.16		300,000		300,000	300,000
April 23, 2007	3.05		3,000,000		3,000,000
April 26, 2007	3.07		3,000,000		3,000,000
July 27, 2007	4.46		1,000,000
August 21, 2007	3.59		6,000,000		6,000,000	6,000,000
August 22, 2007	4.53		2,000,000
August 23, 2007	3.42		1,000,000		1,000,000
October 19, 2007	4.73		1,000,000
October 26, 2007	4.88		1,000,000
April 21, 2008	3.55		1,000,000		1,000,000
April 28, 2008	3.57		1,000,000		1,000,000
August 25, 2008	4.54		2,000,000

			$41,550,000		$43,350,000	$23,200,000

Weighted average rate			3.57%		2.76%	2.67%

Service Corporation Subsidiary

Atlantic Liberty does not have any subsidiary corporations.

Personnel

As of December 31, 2005, Atlantic Liberty had 20 full-time employees and four part-time employees. Atlantic Liberty’s employees are not represented by any collective bargaining group. Management believes that it has good relations with its employees.

Federal Taxation

General. Atlantic Liberty and Atlantic Liberty Savings are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Atlantic Liberty Saving’s tax returns have not been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Atlantic Liberty or Atlantic Liberty Savings.

Atlantic Liberty and Atlantic Liberty Savings file separate New York State and New York City income tax returns. New York State and New York City enacted legislation in 1996, which among other things, decoupled the Federal tax laws regarding thrift bad debt deductions and permits the continued use of the bad debt provisions that applied under federal law prior to the enactment of the 1996 Act. Provided Atlantic Liberty Savings continues to satisfy certain definitional tests and other conditions, for New York State and New York City income tax purposes, it is permitted to continue to use a reserve method for bad debt deductions. The deductible annual addition to such reserves may be computed using a specific formula based on an institution’s loss history (the “experience method”) or a statutory percentage equal to 32% of its New York State and New York City taxable income (the “percentage method”) before bad debt deduction.

Method of Accounting. For Federal income tax purposes, Atlantic Liberty currently reports its income and expenses on a separate company basis on the accrual method of accounting and uses a tax year ending December 31 for filing its Federal income tax returns.

Bad Debt Reserves. Prior to the Small Business Protection Act of 1996 (the “1996 Act”), Atlantic Liberty Savings was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at Atlantic Liberty’s taxable income. Atlantic Liberty Savings was required to use the specific charge off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). Atlantic Liberty Savings had no reserves subject to recapture.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income should Atlantic Liberty Savings fail to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift related recapture rules.

At December 31, 2005, Atlantic Liberty’s total federal pre-1988 base year reserve was approximately $1.3 million. However, under current law, pre-1988 base year reserves remain subject to recapture should Atlantic Liberty Savings make certain non-dividend distributions, repurchase any of its stock, pay dividends in excess of tax earnings and profits, or cease to maintain a bank charter.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of AMT may be used as credits against regular tax liabilities in future years. Atlantic Liberty Savings has not been subject to the AMT and has no such amounts available as credits for carryover.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2005, Atlantic Liberty Savings had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction. Atlantic Liberty may exclude from its income 100% of dividends received from Atlantic Liberty Savings as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

State Taxation

New York State Taxation. Atlantic Liberty and Atlantic Liberty Savings report income on a calendar year basis to New York State. New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 8.0% (for 2002) and 7.5% (for 2003 and forward) of “entire net income” allocable to New York State, (b) 3%

of “alternative entire net income” allocable to New York State, (c) 0.01 % of the average value of assets allocable to New York State, or (d) nominal minimum tax. Entire net income is based on Federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.

General Supervision and Regulation

Atlantic Liberty Savings is examined and supervised by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance funds and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. Atlantic Liberty Savings also is a member of and owns stock in the Federal Home Loan Bank of New York, which is one of the 12 regional banks in the Federal Home Loan Bank System. Atlantic Liberty Savings also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System, governing reserves to be maintained against deposits and other matters. The Office of Thrift Supervision examines Atlantic Liberty Savings and prepares reports for the consideration of its board of directors on any operating deficiencies. Atlantic Liberty Saving’s relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in matters concerning the ownership of deposit accounts and the form and content of Atlantic Liberty Saving’s mortgage documents.

Any change in these laws or regulations, whether by the Federal Deposit Insurance Corporation, Office of Thrift Supervision or Congress, could have a material adverse impact on Atlantic Liberty and Atlantic Liberty Savings and their operations.

Federal Banking Regulation

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision. Under these laws and regulations, Atlantic Liberty Savings may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets. Atlantic Liberty Savings also may establish subsidiaries that may engage in activities not otherwise permissible for Atlantic Liberty Savings, including real estate investment and securities and insurance brokerage.

Capital Requirements. Office of Thrift Supervision regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for associations receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio. The prompt corrective action standards discussed below, in effect, establish a minimum 2% tangible capital standard.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. At December 31, 2005, Atlantic Liberty Savings’ capital exceeded all applicable requirements.

Loans-to-One Borrower. A federal savings association generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2005, Atlantic Liberty Savings was in compliance with the loans-to-one borrower limitations.

Qualified Thrift Lender Test. As a federal savings association, Atlantic Liberty Savings is subject to a qualified thrift lender, or “QTL,” test. Under the QTL test, Atlantic Liberty Savings must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine of the most recent 12 month period. “Portfolio assets” generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association’s business.

“Qualified thrift investments” includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. “Qualified thrift investments” also include 100% of an institution’s credit card loans, education loans and small business loans. Atlantic Liberty Savings also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.

A savings association that fails the qualified thrift lender test must either convert to a bank charter or operate under specified restrictions. At December 31, 2005, Atlantic Liberty Savings maintained approximately 93% of its portfolio assets in qualified thrift investments.

Community Reinvestment Act and Fair Lending Laws. All savings associations have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings association, the Office of Thrift Supervision is required to assess the association’s record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other federal regulatory agencies and the Department of Justice. Atlantic Liberty Savings received a satisfactory Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings association’s authority to engage in transactions with its “affiliates” is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act (the “FRA”). The term “affiliates” for these purposes generally means any company that controls or is under common control with an institution. Atlantic Liberty is an affiliate of Atlantic Liberty Savings. In general, transactions with affiliates must be on terms that are as favorable to the association as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of the association’s capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the association. In addition, Office of Thrift Supervision regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

Atlantic Liberty Saving’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Atlantic Liberty Saving’s capital. In addition, extensions of credit in excess of certain limits must be approved by Atlantic Liberty Saving’s board of directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The Federal Deposit Insurance Corporation also has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the Office of Thrift Supervision is required and authorized to take supervisory actions against undercapitalized savings associations. For this purpose, a savings association is placed in one of the following five categories based on the association’s capital:

•	well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 8% total risk-based capital, 4% Tier 1 risk-based capital or 3% leverage capital);

•	significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); and

•	critically undercapitalized (less than 2% tangible capital).

Generally, the banking regulator is required to appoint a receiver or conservator for an association that is “critically undercapitalized.” The regulations also provide that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date an association receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” In addition, numerous mandatory supervisory actions become immediately applicable to the association, including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions. The Office of Thrift Supervision may also take any one of a number of discretionary supervisory actions against undercapitalized associations, including the issuance of a capital directive and the replacement of senior executive officers and directors. At December 31, 2005, Atlantic Liberty Savings met the criteria for being considered “well-capitalized.”

Insurance of Deposit Accounts. Deposit accounts in Atlantic Liberty Savings are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 per separately insured depositor, and up to a maximum of $250,000 on certain retirement accounts, including traditional and Roth individual retirement accounts. Atlantic Liberty Savings’ deposits therefore are subject to Federal Deposit Insurance Corporation deposit insurance assessments. The Federal Deposit Insurance Corporation has adopted a risk-based system for determining deposit insurance assessments. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates as necessary to maintain the required ratio of reserves to insured deposits of 1.25%. In addition, all Federal Deposit Insurance Corporation-insured institutions must pay assessments to the Federal Deposit Insurance Corporation at an annual rate of approximately .02% of insured deposits to fund interest payments on bonds maturing in 2017 issued by a federal agency to recapitalize the predecessor to the Savings Association Insurance Fund.

Prohibitions Against Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. Atlantic Liberty Savings is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of New York, Atlantic Liberty Savings is required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its borrowings from the Federal Home Loan Bank, whichever is greater. As of December 31, 2005, Atlantic Liberty Savings was in compliance with this requirement.

Holding Company Regulation

Atlantic Liberty is a unitary savings and loan holding company, subject to regulation and supervision by the Office of Thrift Supervision. The Office of Thrift Supervision has enforcement authority over Atlantic Liberty and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a risk to Atlantic Liberty Savings.

A unitary savings and loan holding company not existing or applied for before May 4, 1999 may only engage in those activities permissible for financial holding companies or for multiple savings and loan holding companies. Atlantic Liberty is not a grandfathered unitary savings and loan holding company and, therefore, is limited to the activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulations.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources, future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

The USA PATRIOT Act

The USA PATRIOT Act, which was signed into law on October 26, 2001, gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Title III of the USA PATRIOT Act amended the Bank Secrecy Act by encouraging information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements with respect to financial institutions:

•	All financial institutions must establish anti-money laundering programs that include, at minimum: (i) internal policies, procedures, and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

•	The Secretary of the Department of Treasury is authorized, in conjunction with other bank regulators, to issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened. The Office of Thrift Supervision and the other federal bank regulators jointly issued rules implementing these standards, which require financial institutions to establish a program specifying procedures for obtaining identifying information from customers seeking to open new accounts.

•	All financial institutions that establish, maintain, administer, or manage private banking accounts or correspondence accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

•	Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and are subject to certain record keeping obligations with respect to correspondent accounts of foreign banks.

•	Bank regulators are directed to consider a holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

The federal banking agencies have adopted and implemented regulations pursuant to the USA PATRIOT Act. These regulations require financial institutions to adopt the policies and procedures contemplated by the USA PATRIOT Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), mandates certain corporate governance, accounting and related reforms that intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board that is responsible for enforcing auditing, quality control and independence standards and is funded by fees from all publicly traded companies, Sarbanes-Oxley places certain restrictions on the scope of services that may be provided by accounting firms to their public company audit clients. Any non-audit services being provided to a public company audit client will require preapproval by the company’s audit committee. In addition, Sarbanes-Oxley makes certain changes to the requirements for audit partner rotation after a period of time. Sarbanes-Oxley requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission, subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement. The Company’s Chief Executive Officer and Chief Financial Officer have signed certifications to this Form 10-KSB as required by Sarbanes-Oxley. In addition, under Sarbanes-Oxley, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Under Sarbanes-Oxley, longer prison terms apply to corporate executives who violate federal securities laws; the period during which certain types of suits can be brought against a company or its officers is extended; and bonuses issued to top executives prior to restatement of a company’s financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from trading the company’s securities during retirement plan “blackout” periods, and loans to company executives (other than loans by financial institutions permitted by federal rules and regulations) are restricted. In addition, a provision directs that civil penalties levied by the Securities and Exchange Commission as a result of any judicial or administrative action under Sarbanes-Oxley be deposited to a fund for the benefit of harmed investors. Sarbanes-Oxley also requires the Securities and Exchange Commission to develop methods of improving collection rates. Sarbanes-Oxley accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company’s securities within two business days of the change.

Sarbanes-Oxley also increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company’s “registered public accounting firm.” Audit Committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the Securities and Exchange Commission) and if not, why not. Under Sarbanes-Oxley, a company’s registered public accounting firm is prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions had been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. Sarbanes-Oxley also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the audit of the company’s financial statements for the purpose of rendering the financial statements materially misleading. Sarbanes-Oxley also requires the Securities and Exchange Commission to prescribe rules requiring inclusion of any internal control report and assessment by management in the annual report to shareholders. Sarbanes-Oxley requires the company’s registered public accounting firm that issues the audit report to attest to and report on management’s assessment of the company’s internal controls.

Although we have incurred additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, such compliance has not had a material impact on Atlantic Liberty’s results of operations or financial condition.

Executive Officers of the Company

Listed below is information, as of March 31, 2006, concerning the Company’s executive officers. There are no arrangements or understandings between the Company and any of the persons named below with respect to which he was or is to be selected as an officer.

Name	Age	Position and Term
Barry M. Donohue	65	President and Chief Executive Officer
William M. Gilfillan	61	Executive Vice President, Chief Financial Officer and Corporate Secretary

Availability of Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB

Atlantic Liberty’s Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB may be accessed on its website at www.atlanticlibertysavings.com.

Reports to Security Holders.

Atlantic Liberty files periodic and current reports, proxy and information statements, and other information with the Securities and Exchange Commission. Such reports are available on the Securities and Exchange Commission’s website at www.sec.gov, or at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, NW, Washington D.C. 20549. Information may be obtained on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

Properties

The following table provides certain information with respect to Atlantic Liberty’s offices as of December 31, 2005:

Location	Leased or Owned	Year Acquired	Book Value
Main Office: 186 Montague Street Brooklyn, NY 11201	Owned	1983	$1.2 million
Branch Office: 1402 Avenue J Brooklyn, NY 11230	Owned	1978	$400,000

The net book value of Atlantic Liberty’s premises, land and equipment was approximately $1.7 million at December 31, 2005.

Legal Proceedings

On December 27, 2005, the complaint Lowinger v Atlantic Liberty, et al. was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint named Atlantic Liberty, each of Atlantic Liberty’s directors, Atlantic Liberty’s Chief Financial Officer and Flushing Financial as defendants, in a proposed class action lawsuit in which the plaintiff on behalf of herself, and other similarly situated persons, alleging that Atlantic Liberty and its board of directors and certain executive officers breached their fiduciary duties to Atlantic Liberty and its shareholders by entering into a merger agreement with Flushing Financial for a price per share which was below the current trading price and caused Atlantic Liberty’s closing price per share to drop from $28.02 per share to $22.50 per share, while also agreeing to change of control payments to Atlantic Liberty’s directors and certain executive officers, in excess of $3.0 million. The complaint also alleges that Atlantic Liberty would pay Flushing Financial a termination fee of $2.5 million in the event that Atlantic Liberty fails to proceed with the acquisition and that Atlantic Liberty has not publicly disclosed any information about any sale process undertaken to ascertain the universe of potential buyers. The complaint also alleges that Flushing Financial rendered knowing assistance to Atlantic Liberty’s directors and certain executive officers in their breach of fiduciary duties. The plaintiff is requesting that (i) the court declare the complaint to be a proper class action, (ii) the termination fee entered into as part of the merger agreement be voided, (iii) unspecified compensation or recessionary damages be awarded, (iv) a constructive trust be established for the benefit of the class which will contain all special payments to the individual defendants and (v) plaintiffs receive costs and disbursements.

On December 28, 2005, the complaint Sontag v Atlantic Liberty, et al. was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint makes similar factual allegations as the Lowinger complaint and names as defendants the individual directors of Atlantic Liberty, as well as Atlantic Liberty’s Chief Financial Officer and Flushing Financial. The complaint requests that the court (i) declare that the defendants breached their fiduciary duties, (ii) preliminarily and permanently enjoin the defendants and their counsel, agents, employees and all persons acting in concert from proceeding with, consummating or closing the merger, (iii) declare the action to be a proper class action and certify the named plaintiff as representative of the class; (iv) award costs and disbursements, counsel and expert fees and prejudgment interest.

Atlantic Liberty and Flushing Financial have reviewed each of these complaints and, in consultation with counsel, have concluded that the complaints are without merit and that the allegations are incorrect as to the facts or the law, or both and do not take into account Sandler O’Neill’s solicitation of indications of interest for Atlantic Liberty. See “The Proposed Merger – Pending Litigation.” Atlantic Liberty and Flushing Financial intended to vigorously defend the lawsuits and expected to prevail on the merits. However, after the production of documents and several depositions, and to reduce the costs and risks of litigation, Atlantic Liberty, Flushing Financial and the plaintiffs discussed the possibility of entering into a settlement agreement which would reduce the dollar amount of the termination fee payable to Flushing Financial by Atlantic Liberty pursuant to the merger agreement, as described above in “The Proposed Merger – Termination; Amendment; Waiver,” from $2.5 million to $2.0 million, and would give each of the plaintiffs the opportunity to comment on the disclosures in this proxy statement/prospectus. On April 6, 2006, the parties entered into A Stipulation and Agreement of Compromise, Settlement and Release to that effect, which stipulation is subject to the approval of the Delaware Court of Chancery.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2005 and March 31, 2005

Atlantic Liberty’s assets decreased $7.0 million, or 3.8%, to $177.0 million at December 31, 2005 from $184.0 million at March 31, 2005. During the nine-months ended December 31, 2005, mortgage-backed securities held to maturity decreased $6.8 million, or 16.2%, to $35.2 million from $42.0 million at March 31, 2005. Investment securities held to maturity decreased $1.0 million, or 25.0%, to $3.0 million at December 31, 2005 from $4.0 million at March 31, 2005. In addition, cash and cash equivalents decreased $700,000, or 10.9%, to $5.7 million at December 31, 2005 from $6.4 million at March 31, 2005. During the nine-months ended December 31, 2005, net loans receivable increased $1.2 million, or 1.0%, to $121.3 million from $120.1 million at March 31, 2005. The increase resulted principally from new multi-family mortgages of $7.9 million, $2.3 million of which were purchased from other financial institutions, as well as originations of one- to four-family mortgage loans of $10.3 million. Additionally, Atlantic Liberty originated $7.1 million of new commercial mortgages during the period.

Deposits totaled $103.9 million at December 31, 2005 a decrease of $5.2 million, or 4.8%, from $109.1 million at March 31, 2005. Advances from the Federal Home Loan Bank of New York decreased $1.8 million to $41.6 million at December 31, 2005 from $43.4 million at March 31, 2005. Stockholders’ equity increased $600,000, or 2.2%, to $28.4 million at December 31, 2005 from $27.8 million at March 31, 2005, primarily as the result of including net income of $120,000 for the nine-months ended December 31, 2005, and the issuance of common stock to fund early vesting of restricted stock awards.

Comparison of Results of Operations for the Three Months Ended December 31, 2005 and December 31, 2004

General. Atlantic Liberty recorded a loss for the three-months ended December 31, 2005 of $722,000 as compared to earnings of $486,000 for the three-months ended December 31, 2004. The decrease in earnings was primarily due to decreases of $108,000 in net interest income and $130,000 in non-interest income, and an increase of $1.7 million in non-interest expense, partially offset by a decrease of $766,000 in income tax expense. Earnings for the quarter ended December 31, 2005 include non-recurring expenses of $1,860,000 associated with the proposed merger of Atlantic Liberty with Flushing. These non-recurring expenses were undertaken in connection with the proposed merger and include the acceleration and payment in 2005 of amounts due to certain executives under their employment agreements, as well as the accelerated vesting of restricted stock awards. The payments under the employment agreements and the acceleration of restricted stock awards occurred in 2005 in order to take advantage of tax planning opportunities relating to the pending merger with Flushing. After tax benefits, the non-recurring expenses reduced income by $1.1 million or $0.68 per share ($0.66 per share fully diluted) for the three-months ended December 31, 2005.

Interest Income. Interest income increased $47,000 during the comparative three-months ended December 31, 2005 and 2004. The increase in interest income resulted primarily from increases of $79,000 in interest received on loans, $18,000 in interest received on securities available for sale, $10,000 in interest received on securities held to maturity and $13,000 in interest on other interest earning assets, partially offset by a decrease of $73,000 in interest on mortgage backed securities.

Interest income from loans increased $79,000, or 4.0%, to $2.0 million for the three-months ended December 31, 2005 from $1.9 million for the three-months ended December 31, 2004. The average balance of loans outstanding increased by $3.2 million, or 2.7%, to $122.4 million for the quarter ended December 31, 2005 from $119.2 million for the quarter ended December 31, 2004. The average yield on loans increased 8 basis points to 6.64% for the three-months ended December 31, 2005 from 6.56% for the three- months ended December 31, 2004.

Interest income on securities available for sale increased $18,000, or 94.8%, to $37,000 for the three-months ended December 31, 2005 from $19,000 for the three-months ended December 31, 2004. The increase was primarily due to an increase in the average yield of 18 basis points to 5.14% from 4.96%, together with an increase in the average balance of securities available for sale of $800,000 million, or 38.1%, to $2.9 million for the quarter ended December 31, 2005 from $2.1 million for the quarter ended December 31, 2004.

Interest income on securities held to maturity increased $10,000, or 30.3%, to $43,000 for the three-months ended December 31, 2005 from $33,000 for the three-months ended December 2004. The increase in interest income on securities held to maturity was due to an increase of $1.3 million in the average balance of securities held to maturity to $3.0 million for the three-months ended December 31, 2005 from $1.7 million in the comparable period in 2004, partially offset by a decrease in the average yield of 19 basis points to 5.73% from 5.92% for the respective periods.

Interest income on other interest earning assets increased $13,000, or 28.9%, to $58,000 for the three-months ended December 31, 2005 from $45,000 for the same period in 2004. The increase was due to an increase of 249 basis points in the average yield, partially offset by a decrease in the average balance of other interest earning assets to $5.4 million from $9.7 million.

Interest income on mortgaged-backed securities held to maturity decreased $73,000, or 16.0%, to $382,000 for the three-months ended December 31, 2005 from $455,000 for the same period in 2004. The decrease was due to a decrease of $8.6 million, or 19.1%, in average mortgage-backed securities held to maturity to $36.4 million for the three-months ended December 31, 2005 from $45.0 million for the three-months ended December 31, 2004, partially offset by an increase in the average yield on mortgage-backed securities held to maturity of 16 basis points to 4.20% for the three-months ended December 31, 2005 from 4.04% for the three-months ended December 31, 2004.

Interest Expense. Total interest expense increased by $155,000, or 21.3%, to $884,000 for the three-months ended December 31, 2005 from $729,000 for the three-months ended December 31, 2004. The increase in interest expense resulted primarily from an increase in the average cost of interest bearing liabilities of 55 basis points to 2.45% from 1.90%, partially offset by a decrease of $8.9 million in the average balance of interest bearing liabilities to $144.2 million from $153.1 million.

Interest expense on deposits increased $96,000, or 22.9%, to $516,000 for the three-months ended December 31, 2005 from $420,000 for the three-months ended December 31, 2004. Although the average balance of certificate of deposit accounts decreased $900,000 to $53.1 million for the three-months ended December 31, 2005, from $54.0 million for the three-months ended December 31, 2004, the average cost on such accounts increased to 2.88% from 2.20%. In addition, the average cost of transactions and savings deposits increased 19 basis points to 1.10% for the three-months ended December 31, 2005 from 0.91% for the three-months ended December 31, 2004, although the average balance of transaction and savings deposits decreased $4.9 million to $48.6 million for the three-months ended December 31, 2005 from $53.5 million in the prior year.

Interest expense on Federal Home Loan Bank advances was $363,000 for the three-months ended December 31, 2005, an increase of $58,000 from the $305,000 for in the three-months ended December 31, 2004. While average Federal Home Loan Bank advances decreased to $41.4 million for the three-months ended December 31, 2005 from $44.4 million in the prior comparative period, the average cost of Federal Home Loan Bank advances increased 78 basis points to 3.52% from 2.74%.

Net Interest Income. Net interest income decreased $108,000, or 0.7%, to $1.7 million for the three-months ended September 30, 2005 from $1.8 million for the three-months ended December 31, 2004. The decrease in Atlantic Liberty’s net interest income for the three-months ended December 31, 2005 compared to the prior year’s quarter is primarily attributable to a $7.7 million decrease in average interest earning assets together with a decrease in Atlantic Liberty’s net interest spread of 18 basis points to 3.55% from 3.73%. Atlantic Liberty’s net interest margin for the quarter ended December 31, 2005 compared to the prior period decreased 7 basis points to 3.93% from 4.00%.

Provision for Loan Losses. Atlantic Liberty establishes provisions for loan losses, which are charged to operations, at a level management believes is appropriate to absorb probable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on Atlantic Liberty’s evaluation of these factors, management did not make a provision for loan losses for the three-months ended December 31, 2005 and the three-months ended December 31, 2004.

Atlantic Liberty used the same methodology and generally similar assumptions in assessing the adequacy of the allowance for both periods. The allowance for loan losses was $753,000, or 0.62% of loans outstanding at December 31, 2005, as compared with $737,000, or 0.62% of loans outstanding at December 31, 2004. There were no non-performing loans at December 31, 2005 and $91,000 of non-performing loans at December 31, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as a part of their examination process, periodically will review the allowance for loan losses and may require Atlantic Liberty to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of December 31, 2005 is maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Non-interest income decreased $130,000, or 62.5%, to $78,000 for the three-months ended December 31, 2005, as compared to $208,000 for the three-months ended December 31, 2004. The decrease was due principally to decreases of $67,000 in loan prepayment and other mortgage fees, $29,000 in savings and checking fees and $11,000 in other non-operating income, partially offset by an increase of $11,000 in net appraisal fees. In addition, the quarter ended December 31, 2004 included the receipt of $33,000 in life insurance proceeds from a policy covering a retired director. There was no similar amount received in the current quarter.

Non-Interest Expense. Non-interest expense for the three-months ended December 31, 2005 was $2.9 million compared to $1.2 million for the three-months ended December 31, 2004, an increase of $1.7 million or 141.7%. The increase was primarily attributable to increases of $1.3 million in salaries and employee benefits, representing the acceleration and payment in 2005 of amounts due to certain executives under their employment agreements, as well as the acceleration of the vesting of restricted stock awards, $280,000 in legal fees and $158,000 in miscellaneous expense, partially offset by decreases of $7,000 in advertising expense, $32,000 in net occupancy expense and $13,000 in equipment expense. The increases in salaries and employee benefits, legal fees and miscellaneous expense result primarily from the pending merger with Flushing.

Income Tax (Benefit). There was an income tax benefit of $422,000 for the three-months ended December 31, 2005 as compared to income tax expense of $344,000 for the three-months ended December 31, 2004. The income tax benefit is primarily due to the loss before income taxes of $1.1 million for the three-months ended December 31, 2005, compared with income before taxes of $830,000 for the comparative 2004 period.

Comparison of Results of Operations for the Nine-Months Ended December 31, 2005 and December 31, 2004

General. Net income for the nine-months ended December 31, 2005 was $120,000, a decrease of $1.6 million from $1.7 million for the nine-months ended December 31, 2004. The decrease in net income was primarily due to decreases of $67,000 in net interest income and $995,000 in non-interest income, and an increase of $1.6 million in non-interest expense, partially offset by decreases of $125,000 in the provision for loan losses and $968,000 in income tax expense. Earnings for the nine-months ended December 31, 2005 include non-recurring expenses of $1,860,000 associated with the proposed merger with Flushing Financial. These non-recurring expenses include the acceleration and payment in 2005 of amounts due to certain executives under their employment agreements in connection with the proposed merger, as well as the accelerated vesting of restricted stock awards. The payments under the employment agreements and the acceleration of restricted stock awards occurred in 2005 in order to take advantage of tax planning opportunities relating to the pending merger with Flushing Financial. After tax benefits, the non-recurring expenses reduced income by $1.1 million or $0.69 per share ($0.67 per share fully diluted) for the nine-months ended December 31, 2005. Additionally, earnings for the nine-months ended December 31, 2004 include non-recurring non-interest income of $825,000 received in connection with the settlement of litigation. After taxes and legal fees, the settlement resulted in $340,000 or $0.22 per share for the nine-months ended December 31, 2004.

Interest Income. Interest income increased $279,000 during the comparative nine-months ended December 31, 2005 and 2004. The increase in interest income resulted primarily from increases of $329,000 in interest received on loans, $4,000 in interest on securities available for sale, $53,000 in interest received on securities held to maturity and $67,000 in interest on other interest earning assets, partially offset by a decrease of $174,000 in interest received on mortgage-backed securities.

Interest income from loans increased $329,000, or 5.8%, to $6.0 million for the nine-months ended December 31, 2005 from $5.7 million for the nine-months ended December 31, 2004. The average balance of loans outstanding increased by $5.7 million to $122.9 million for the nine-months ended December 31, 2005 from $117.2 million for the nine-months ended December 31, 2005. In addition, the average yield on loans increased 6 basis points to 6.54% for the nine-months ended December 31, 2005 from 6.48% for the nine-months ended December 31, 2004.

Interest income from securities available for sale increased $4,000, or 3.8%, to $109,000 for the nine-months ended December 31, 2005 from $105,000 for the nine-months ended December 31, 2004. The increase was due principally to an increase in the average yield of 14 basis points to 5.14% from 5.00%.

Interest income on securities held to maturity increased $53,000, or 62.4%, to $138,000 for the nine-months ended December 31, 2005 from $85,000 for the nine-months ended December 31, 2004. The increase was due to an increase of $1.4 million in the average balance of investment securities held to maturity to $3.2 million for the nine-months ended December 31, 2005 from $1.8 million in the comparable period in 2004, partially offset by a decrease in the average yield of 38 basis points to 5.75% from 6.13% for the respective periods.

Interest income on other interest earning assets increased $67,000, or 90.5%, to $141,000 for the nine-months ended December 31, 2005 from $74,000 for the same period in 2004. The increase was due to an increase of 254 basis points in the average yield to 4.04% from 1.50%, partially offset by a decrease in the average balance of other interest earning assets of $1.9 million, or 28.8%, to $4.7 million for the nine-months ended December 31, 2005 from $6.6 million for the nine-months ended December 31, 2004.

Interest income from mortgage-backed securities decreased $174,000, or 12.7%, to $1.2 million for the nine-months ended December 31, 2005 from $1.4 million for the same period in 2004. The decrease was due to a decrease of $7.2 million, or 15.7%, in average mortgage-backed securities to $38.6 million for the nine-months ended December 31, 2005 from 45.8 million for the nine-months ended December 31, 2004, partially offset by an increase in the average yield on mortgage-backed securities of 14 basis point to 4.14% for the nine-months ended December 31, 2005 from 4.00% for the nine-months ended December 31, 2004.

Interest Expense. Total interest expense increased by $346,000, or 16.4%, to $2.5 million for the nine-months ended December 31, 2005 from $2.1 million for the nine-months ended December 31, 2004. The increase in interest expense resulted primarily from an increase in the average cost of interest bearing liabilities of 36 basis points to 2.23% from 1.87%, partially offset by a $3.2 million decrease in the average balance of interest bearing liabilities to $147.3 million from $150.5 million.

Interest expense on deposits increased $188,000, or 15.1%, to $1.4 million for the nine-months ended December 31, 2005 from $1.2 million for the nine-months ended December 31, 2004. Although the average balance of certificate of deposit accounts decreased $1.3 million to $53.2 million for the nine-months ended December 31, 2005 from $54.5 million for the nine-months ended December 31, 2004, the average cost on such accounts increased to 2.62% from 2.19%. In addition, the average cost of transaction and savings deposits increased 12 basis points to 1.02% for the nine-months ended December 31, 2005, from $0.90% for the nine-months ended December 31, 2004, although the average balance of such accounts decreased $1.3 million to $51.3 million from $52.6 million.

Interest expense on Federal Home Loan Bank of New York advances was $1.0 million for the nine-months ended December 31, 2005, an increase of $157,000 from the $854,000 for the nine-months ended December 31, 2004. Although, average Federal Home Loan Bank advances decreased to $41.8 million for the nine-months ended December 31, 2005 from $42.5 million in the prior comparative period, the average cost of such Federal Home Loan Bank advances increased 55 basis points to 3.23% from 2.68%.

Net Interest Income. Net interest income decreased $67,000, or 1.3%, to $5.16 million for the nine-months ended December 31, 2005 from $5.22 million for the nine-months ended December 31, 2004. The decrease in Atlantic Liberty’s net interest income for the nine-months ended December 31, 2005 compared to the prior nine-month period is primarily attributable to a $2.0 million decrease in average interest earning assets, as well as a 7 basis point decrease in Atlantic Liberty’s net interest spread to 3.67% from 3.74%. Atlantic Liberty’s net interest margin for the nine-months ended December 31, 2005 compared to the prior period decreased 1 basis point to 3.99% from 4.00%.

Provision for Loan Losses. Atlantic Liberty establishes provisions for loan losses, which are charged to operations, at a level management believes is appropriate to absorb probable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on its evaluation of these factors, management did not make a provision for loan losses for the nine-months ended December 31, 2005. A provision for loan losses of $125,000 was made during the nine-months ended December 31, 2004. During the nine-months ended December 31, 2005, Atlantic Liberty also recorded $16,000 in recoveries of previously charged off loans.

Atlantic Liberty used the same methodology and generally similar assumptions in assessing the adequacy of the allowance for both periods. The allowance for loan losses was $753,000 or 0.62% of loans outstanding at December 31, 2005, as compared with $737,000 or 0.62% of loans outstanding at December 31, 2004. There were no non-performing loans at December 31, 2005 and $91,000 of non-performing loans at December 31, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as a part of their examination process, periodically will review the allowance for loan losses and may require Atlantic Liberty to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of December 31, 2005, is maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Non-interest income decreased $995,000, or 75.4%, to $325,000 for the nine-months ended December 31, 2005, as compared to $1.3 million for the nine-months ended December 31, 2004. The decrease was due principally to decreases of $83,000 in loan prepayment penalty and other mortgage fees, $8,000 in net appraisal fees, $29,000 in savings and checking account fees and $12,000 in other non-operating income. In addition, the nine-months ended December 31, 2004 included a non-recurring litigation settlement of $825,000 and the receipt of life insurance proceeds of $33,000. There were no similar amounts received during the nine-months ended December 31, 2005.

Non-Interest Expense. Non-interest expense for the nine-months ended December 31, 2005 was $5.2 million compared to $3.6 million for the nine-months ended December 31, 2004, an increase of $1.6 million or 44.4%. The increase was primarily attributable to increases of $1.4 million in salaries and benefits representing the acceleration and payment in 2005 of amounts due to certain executives under their employment agreements, as well as the acceleration of the vesting of restricted stock awards, $50,000 in legal fees, and $164,000 in miscellaneous expenses, partially offset by a decrease of $33,000 in net occupancy expense, $9,000 in equipment expense and $11,000 in directors’ compensation. The increases in salaries and employee benefits, legal fees and miscellaneous expense result primarily from the pending merger with Flushing.

Income Tax Expense. The provision for income taxes decreased to $224,000 for the nine-months ended December 31, 2005 from $1.2 million for the nine-months ended December 31, 2004. The decrease in income tax expense is primarily due to a lower level of income before taxes of $344,000 for the nine-months ended December 31, 2005, compared with income before taxes of $2.8 million for the comparative 2004 period.

Liquidity and Capital Resources

Liquidity. The Association must maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund loan originations and deposit withdrawals, to satisfy other financial commitments, and to take advantage of investment opportunities. The Association invests excess funds in overnight deposits and other short-term interest-earning assets to provide liquidity to meet these needs. At December 31, 2005, cash and cash equivalents totaled $5.7 million. At December 31, 2005, the Association had commitments to funds loans of $12.8 million. At December 31, 2005, certificates of deposit represented 51.5% of total deposits. The Association expects to retain these deposit accounts. In addition, the Association could borrow up to $10.7 million from the Federal Home Loan Bank of New York without providing additional collateral. The Association considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Capital Resources. The Association is subject to various regulatory capital requirements administered by federal regulatory agencies. The following table summarizes the Association’s regulatory capital requirements versus actual capital as of December 31, 2005:

	Actual Amount	%	Required Amount	%	Excess Amount	%
	(Dollars in millions)
Core capital
(to adjusted total assets)	$21.6	12.3%	$7.0	4.0%	$14.6	8.3%
Risk-based capital
to (risk-weighted assets)	$22.3	22.5%	$8.0	8.0%	$14.3	14.5%

Management of Market Risk

General. The majority of Atlantic Liberty’s assets and liabilities are monetary in nature. Consequently, its most significant form of market risk is interest rate risk. Atlantic Liberty’s assets, consisting primarily of mortgage loans, have longer maturities than Atlantic Liberty’s liabilities, consisting primarily of deposits. As a result, a principal part of Atlantic Liberty’s business strategy is to manage interest rate risk and reduce the exposure of Atlantic Liberty’s net interest income to changes in market interest rates. Accordingly, Atlantic Liberty’s board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in Atlantic Liberty’s assets and liabilities, for determining the level of risk that is appropriate given Atlantic Liberty’s business strategy, operating environment, capital, liquidity and performance objectives, and for managing the risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the board of directors, meets as needed to review Atlantic Liberty’s asset/liability policies and interest rate risk position. Atlantic Liberty has sought to manage its interest rate risk by more closely matching the maturities of Atlantic Liberty’s interest rate sensitive assets and liabilities. In particular, Atlantic Liberty offers one, three, and five year adjustable rate mortgage loans, a loan product that has a fixed rate of interest for seven years and which adjusts annually thereafter, and three and five year balloon loans. Atlantic Liberty also invests in mortgage-backed securities the majority of which reprice within one and three years. Atlantic Liberty does not solicit high-rate jumbo certificates of deposit or brokered funds.

Net Portfolio Value. In past years, many savings associations have measured interest rate sensitivity by computing the “gap” between the assets and liabilities which are expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the Office of Thrift Supervision. However, the Office of Thrift Supervision now requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, Atlantic Liberty did not receive a net portfolio value calculation for an interest rate decrease of greater than 100 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below. The Office of Thrift Supervision provides Atlantic Liberty the results of the interest rate sensitivity model, which is based on information Atlantic Liberty provide to the Office of Thrift Supervision to estimate the sensitivity of Atlantic Liberty’s net portfolio value.

The table below sets forth, as of December 31, 2005, the latest date for which the Office of Thrift Supervision has provided to Atlantic Liberty Savings an interest rate sensitivity report of net portfolio value, the estimated changes in Atlantic Liberty’s net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.

Net Portfolio Value (Dollars are in 000s)				Net Portfolio Value as a % of Present Value of Assets
Change in Interest Rates (basis points)	$Amount	$Change	Percent Change	Net Portfolio Value Ratio	Change
	(Dollars in thousands)
+300	$19,947	$(7,412)	(27)%	11.85%	(349) basis points
+200	22,483	(4,877)	(18)	13.10	(225) basis points
+100	24,982	(2,377)	(9)	14.28	(107) basis points
0	27,359	—	—	15.35	— basis points
-100	29,310	1,950	+7	16.18	+83 basis points
-200	30,506	3,147	+12	16.64	+129 basis points

The table above indicates that at December 31, 2005, in the event of a 200 basis point decrease in interest rates, Atlantic Liberty would experience a 12% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, Atlantic Liberty would experience an 18% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of Atlantic Liberty’s interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of Atlantic Liberty’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

ADJOURNMENT OF THE SPECIAL MEETING

(Proposal Two)

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement can not be approved unless the meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. Under Atlantic Liberty’s bylaws, written notice of an adjourned meeting need not be given to stockholders if the date, place and time thereof are announced at the special meeting and the date of the adjourned meeting is not more than 30 days after the original date of the special meeting.

In order to allow proxies that have been received by Atlantic Liberty at the time of the special meeting to be voted for an adjournment, if necessary, Atlantic Liberty has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Atlantic Liberty recommends that stockholders vote FOR the adjournment proposal.

OTHER MATTERS

As of the date of this document, the Atlantic Liberty board of directors does not know of any matters that will be presented for consideration at the special meeting other than as described in this document. At the special meeting, the only business that will be conducted is that which is brought before the meeting by or at the direction of the board of directors.

Stockholder Proposals For 2006 Annual Meeting

Atlantic Liberty will hold a 2006 annual meeting only if the merger with Flushing Financial is not consummated before the time of the meeting. If such a meeting is to be held, a stockholder proposal must be received by the Corporate Secretary of Atlantic Liberty by no later than April 19, 2006 to be included in the proxy statement and form of proxy for the meeting. Any such proposal will be subject to Rule 14a-8 of the rules and regulations of the Securities and Exchange Commission. Nothing in this paragraph shall be deemed to require Atlantic Liberty to include in its proxy statement and proxy card relating to any special meeting any stockholder proposal or nomination which does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

Notice of Business to be Conducted at an Annual Meeting

To be considered for presentation at the next annual meeting of stockholders (if one is held), although not included in the proxy materials, any stockholder proposal must be delivered to the Corporate Secretary not less than 90 days before the date fixed for the annual meeting; provided, however that in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made, to be timely, notice by the stockholder must be received no later than the close of business on the 10th day following the date on which notice of the date of the meeting is mailed or made publicly available to stockholders. A stockholder’s notice shall set forth such information as required by the bylaws of Atlantic Liberty.

YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

EXPERTS

Flushing Financial’s financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Atlantic Liberty’s financial statements as of March 31, 2005 and 2004, and for each of the years in the two-year period ended March 31, 2005, have been included herein in reliance upon the report of Beard Miller Company LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger will be passed upon by Thacher Proffitt & Wood LLP, New York, special counsel to Flushing Financial. Thacher Proffitt & Wood LLP and Luse Gorman Pomerenk & Schick, P.C., special counsel to Atlantic Liberty, will each deliver its opinion to Flushing Financial and Atlantic Liberty, respectively, as to material federal income tax consequences of the merger.

WHERE YOU CAN FIND MORE INFORMATION

Flushing Financial has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the distribution to Atlantic Liberty stockholders of the shares of Flushing Financial common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Flushing Financial and Flushing Financial’s stock.

The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this document. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commissions Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like Flushing Financial and Atlantic Liberty, that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The reports and other information filed by Flushing Financial with the Securities and Exchange Commission are also available at Flushing Financial’s website. The address is www.flushingsavings.com. The reports and other information filed by Atlantic Liberty with the Securities and Exchange Commission are also available at Atlantic Liberty’s website. The address is www.atlanticlibertysavings.com. We have included the web addresses of the Securities Exchange Commission, Flushing Financial and Atlantic Liberty as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

You should also be able to inspect reports, proxy statements and other information about Flushing Financial and Atlantic Liberty at the offices of the Nasdaq Stock Market, Inc.

The Securities and Exchange Commission allows Flushing Financial to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about Flushing Financial and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by Flushing Financial:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Current Report on Form 8-K filed on February 22, 2006; and

•	The description of Flushing Financial common stock set forth in the registration statement on Form 8-A, filed on September 25, 1995 pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, Flushing Financial is incorporating by reference any documents it may file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the Atlantic Liberty special meeting.

Flushing Financial has supplied all information contained or incorporated by reference in this document relating to Flushing Financial, and Atlantic Liberty has supplied all information relating to Atlantic Liberty.

Neither Flushing Financial nor Atlantic Liberty has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of Flushing Financial and Atlantic Liberty made to the other in the merger agreement. Representations and warranties made by Flushing Financial, Atlantic Liberty and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Atlantic Liberty, Flushing Financial or their respective businesses. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FLUSHING FINANCIAL CORPORATION

AND

ATLANTIC LIBERTY FINANCIAL CORP.

DECEMBER 20, 2005

i

ii

iii

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 20, 2005, by and between Flushing Financial Corporation, a Delaware corporation (“FFC”), and Atlantic Liberty Financial Corp., a Delaware corporation (“ALFC”).

WHEREAS, the Board of Directors of each of FFC and ALFC has (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and stockholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has approved this Agreement at meetings of each of such Boards of Directors; and

WHEREAS, in accordance with the terms of this Agreement, ALFC will merge with and into FFC (the “Merger”) and immediately thereafter Atlantic Liberty Savings, F.A., a wholly owned subsidiary of ALFC, will be merged with and into Flushing Savings Bank, FSB a wholly owned subsidiary of FFC (the “Bank Merger”); and

WHEREAS, as a condition to the willingness of FFC to enter into this Agreement, each of the directors and executive officers of ALFC have entered into a Voting Agreement, substantially in the form of Exhibit B hereto, dated as of the date hereof, with FFC (the “Voting Agreement”), pursuant to which each such director or executive officer has agreed among other things, to vote all shares of common stock of ALFC owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreement; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE in consideration of the mutual covenants, representations, warranties and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions.

As used in this Agreement the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Affiliate” means any Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment hereto.

“ALFC” shall mean Atlantic Liberty Financial Corp., a Delaware corporation, with its principal offices located at 186 Montague Street, Brooklyn, New York 11201.

“ALFC Common Stock” shall mean the common stock, par value $0.10 per share, of ALFC.

“ALFC Disclosure Schedule” shall mean a written disclosure schedule delivered by ALFC to FFC specifically referring to the appropriate section of this Agreement.

“ALFC ESOP” shall mean the Atlantic Liberty Savings, F.A. Employee Stock Ownership Plan.

“ALFC Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of ALFC as of March 31, 2005 and 2004 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of ALFC for each of the two years ended March 31, 2005 and 2004, as set forth in ALFC’s annual report for the year ended March 31, 2005 and (ii) the unaudited interim consolidated financial statements of ALFC as of the end of each calendar quarter following March 31, 2005 and for the periods then ended, as filed by ALFC in its Securities Documents.

“ALFC Group” means any combined, unitary, consolidated or other affiliated group within the meaning of Section 1504 of the Code or otherwise, of which ALFC or any ALFC Subsidiary is or has been a member for Tax purposes.

“ALFC Stock Benefit Plan” shall mean the ALFC 2003 Incentive Stock Benefit Plan, and any and all amendments thereto.

“ALFC Option” shall mean an option to purchase shares of ALFC Common Stock granted pursuant to the ALFC Stock Benefit Plan and outstanding as of the date hereof, as set forth in ALFC Disclosure Schedule 4.3.1.

“ALFC Stockholders Meeting” shall have the meaning set forth in Section 8.1.1.

“ALFC Subsidiary” means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by ALFC or Atlantic Liberty Savings, F.A., except any corporation the stock of which is held in the ordinary course of the lending activities of Atlantic Liberty Savings, F.A.

“Atlantic Liberty Savings, F.A.” shall mean Atlantic Liberty Savings, F.A., a federally chartered savings association, with its principal offices located at 186 Montague Street, Brooklyn, New York 11201, which is a wholly owned subsidiary of ALFC.

“Bank Merger” shall mean the merger of Atlantic Liberty Savings, F.A. with and into Flushing Savings Bank, FSB, with Flushing Savings Bank, FSB as the surviving institution, which merger shall occur immediately following the Merger.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OTS and the FDIC, which regulates Flushing Savings Bank, FSB or Atlantic Liberty Savings, F.A., or any of their respective holding companies or subsidiaries, as the case may be.

“Cash Consideration” shall have the meaning set forth in Section 3.1.3.

“Cash Election” shall have the meaning set forth in Section 3.2.2.

“Cash Election Shares” shall have the meaning set forth in Section 3.2.1.

“Cash/Stock Consideration” shall have the meaning set forth in Section 3.1.3.

“Certificate” shall mean a certificate evidencing shares of ALFC Common Stock.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreements” shall mean the confidentiality agreements referred to in Section 12.1 of this Agreement.

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 3.1.4.

“Dissenting Stockholder” shall have the meaning set forth in Section 3.1.4.

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Election Deadline” shall have the meaning set forth in Section 3.2.3.

“Election Form” shall have the meaning set forth in Section 3.2.2.

“Election Form Record Date” shall have the meaning set forth in Section 3.2.2.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean EquiServe Trust Company NA, or such other bank or trust company or other agent designated by FFC, and reasonably acceptable to ALFC, which shall act as agent for FFC in connection with the exchange procedures for exchanging Certificates for the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.3.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FFC” shall mean Flushing Financial Corporation, a Delaware corporation, with its principal executive offices located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042.

“FFC Common Stock” shall mean the common stock, par value $0.01 per share, of FFC.

“FFC Disclosure Schedule” shall mean a written disclosure schedule delivered by FFC to ALFC specifically referring to the appropriate section of this Agreement.

“FFC Financial Statements” shall mean the (i) the audited consolidated statements of financial condition (including related notes and schedules) of FFC as of December 31, 2004 and 2003 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of FFC for each of the three years ended December 31, 2004, 2003 and 2002, as set forth in FFC’s annual report for the year ended December 31, 2004, and (ii) the unaudited interim consolidated financial statements of FFC as of the end of each calendar quarter following December 31, 2004 and for the periods then ended, as filed by FFC in its Securities Documents.

“FFC Group” means any combined, unitary, consolidated or other affiliated group within the meaning of Section 1504 of the Code or otherwise, of which FFC or any FFC Subsidiary is or has been a member for Tax purposes.

“FFC Rights Agreement” shall mean the Rights Agreement, dated as of September 17, 1996, between FFC and State Street Bank and Trust Company, as rights agent, relating to FFC’s Series A Junior Participating Preferred Stock.

“FFC Stock Benefit Plans” shall mean the FFC 2005 Omnibus Incentive Plan, the FFC 1996 Stock Option Incentive Plan and the FFC 1996 Restricted Stock Incentive Plan.

“FFC Stock Purchase Rights” shall mean the Rights to purchase units of FFC’s Series A Junior Participating Preferred Stock in accordance with the terms of the FFC Rights Agreement.

“FFC Subsidiary” means any substantial corporation or limited liability company, 50% or more of the capital stock of which is owned, either directly or indirectly, by FFC or Flushing Savings Bank, FSB, except any corporation the stock of which is held in the ordinary course of the lending activities of Flushing Savings Bank, FSB.

“FHLB” shall mean the Federal Home Loan Bank of New York.

“Flushing Savings Bank, FSB” shall mean Flushing Savings Bank, FSB, a federally chartered savings bank, with its principal offices located at 1979 Marcus Avenue, Suite E140, Lake Success, New York 11042, which is a wholly owned subsidiary of FFC.

“GAAP” shall mean accounting principles generally accepted in the United States of America.

“Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HOLA” shall mean the Home Owners’ Loan Act, as amended.

“Intellectual Property” shall have the meaning set forth in section 4.24.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by an executive officer or director of that Person.

“Mailing Date” shall having the meaning set forth in Section 3.2.2.

“Material Adverse Effect” shall mean, with respect to FFC or ALFC, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of FFC and the FFC Subsidiaries taken as a whole, or ALFC and the ALFC Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either ALFC, on the one hand, or FFC, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions generally, or interpretations thereof by Courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement (consistent with the information included in the Disclosure Schedules), and (e) any change in the value of the securities or loan portfolio of FFC or ALFC, respectively, whether held as available for sale or held to maturity, resulting from a change in interest rates generally.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws, including, but not limited to, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead, polychlorinated biphenyl, flammables and explosives.

“Merger” shall mean the merger of ALFC with and into FFC pursuant to the terms hereof.

“Merger Consideration” shall mean the cash or FFC Common Stock, or combination thereof, in an aggregate per share amount to be paid by FFC for each share of ALFC Common Stock, as set forth in Section 3.1.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of FFC Common Stock to be offered to holders of ALFC Common Stock in connection with the Merger.

“Mixed Election” shall have the meaning set forth in Section 3.2.2.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“NASDAQ” shall mean the Nasdaq National Market.

“Non-Election” shall have the meaning set forth in Section 3.2.2.

“Non-Election Shares” shall having the meaning set forth in Section 3.2.1.

“OTS” shall mean the Office of Thrift Supervision or any successor thereto.

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.13.2.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Pre-Effective Time Tax Period” means any taxable period (or the allocable portion of a Straddle Period) ending on or before the close of business on the date the Effective Time occurs.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Representative” shall have the meaning set forth in Section 3.2.2.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SBA” shall mean the Small Business Administration or any successor thereto.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” shall have the meaning set forth in Section 3.2.5.

“Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X of the SEC.

“Stock Consideration” shall have the meaning set forth in Section 3.1.3.

“Stock Conversion Number” shall have the meaning set forth in Section 3.2.1.

“Stock Election” shall have the meaning set forth in Section 3.2.2.

“Stock Election Number” shall have the meaning set forth in Section 3.2.1.

“Stock Election Shares” shall have the meaning set forth in Section 3.2.1.

“Straddle Period” means any taxable period that includes (but does not end on) the date of the Effective Time.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” means any and all (a) Federal, state, local or foreign tax, fee or other like assessment or charge of any kind, including, without limitation, any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value-added, transfer, franchise, profits, license, withholding on amounts paid to or by the taxpayer, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall tax, premium, customs duty or other tax, together with any interest, penalty additions to tax; (b) liability for the payment of Tax as the result of membership in the ALFC Group and (c) transferee or secondary liability in respect of any Tax (whether imposed by law or contractual arrangement).

“Tax Return” means any return (including estimated returns), declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on an affiliated, consolidated, combined or unitary group basis and any schedule or attachment thereto.

“Taxing Authority” means any governmental or regulatory authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes.

“Termination Date” shall mean July 15, 2006.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1 Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) ALFC shall merge with and into FFC, with FFC as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of ALFC shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of ALFC shall be vested in and assumed by FFC. As part of the Merger, each share of ALFC Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof. Immediately after the Merger, Atlantic Liberty Savings, F.A. shall merge with and into Flushing Savings Bank, FSB, with Flushing Savings Bank, FSB as the resulting institution.

2.2 Closing; Effective Time.

Subject to the satisfaction or waiver of all conditions to closing contained in Article IX hereof, the Closing shall occur no later than five business days following the latest to occur of (i) the receipt of all required Regulatory Approvals, and the expiration of any applicable waiting periods, (ii) the approval of the Merger by the stockholders of ALFC, or (iii) at such other date or time upon which FFC and ALFC mutually agree (the “Closing”). The Merger shall be effected by the filing of a certificate of merger with the Delaware Office of the Secretary of State on the day of the Closing (the “Closing Date”), in accordance with the DGCL. The “Effective Time” means the date and time upon which the certificate of merger is filed with the Delaware Office of the Secretary of State, or as otherwise stated in the certificate of merger, in accordance with the DGCL.

2.3 Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and Bylaws of FFC as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4 Directors and Officers of Surviving Corporation.

The directors of FFC immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. Until changed in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, the officers of FFC immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.5 Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the DGCL.

2.6 Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither FFC, ALFC nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. FFC and ALFC each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Section 9.1.6, which certificates shall be effective as of the date of such opinions.

2.7 Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article IX, prior to the Effective Time FFC shall be entitled to revise the structure of the Merger described in Section 2.1 hereof, provided that (i) FFC shall have received an opinion of counsel to FFC that there are no adverse Federal or state income tax consequences to ALFC stockholders as a result of the modification; (ii) the consideration to be paid to the holders of ALFC Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (iii) such modification will not delay materially, or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to closing not to be capable of being fulfilled. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.8 Additional Actions.

If, at any time after the Effective Time, FFC shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in FFC its right, title or interest in, to or under any of the rights, properties or assets of ALFC or Atlantic Liberty Savings, F.A., or (ii) otherwise carry out the purposes of this Agreement, ALFC and its officers and directors shall be deemed to have granted to FFC an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or take any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FFC its right, title or interest in, to or under any of the rights, properties or assets of ALFC or Atlantic Liberty Savings, F.A. or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of FFC are authorized in the name of ALFC or Atlantic Liberty Savings, F.A. or otherwise to take any and all such action.

ARTICLE III

CONVERSION OF SHARES

3.1 Conversion of ALFC Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of FFC, ALFC or the holders of any of the shares of ALFC Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1 Each share of FFC Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2 All shares of ALFC Common Stock held in the treasury of ALFC and each share of ALFC Common Stock owned by FFC or any direct or indirect wholly owned subsidiary of FFC or of ALFC immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Treasury Stock”) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3 Each share of ALFC Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 3.2 either (i) $24.00 in cash (the “Cash Consideration”); (ii) 1.4300 shares (the “Exchange Ratio”) of FFC Common Stock (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and the Stock Consideration, as provided in Section 3.2 (the “Cash/Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

3.1.4 Each outstanding share of ALFC Common Stock the holder of which has perfected his right to dissent under the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the DGCL. ALFC shall give FFC prompt notice upon receipt by ALFC of any such demands for payment of the fair value of such shares of ALFC Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”), and FFC shall have the right to participate in all negotiations and proceedings with respect to any such demands. ALFC shall not, except with the prior written consent of FFC, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Stockholder as may be necessary to perfect appraisal rights under the DGCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

3.1.5 If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of ALFC Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or the Election Deadline, as defined below), each share of ALFC Common Stock of such holder shall be treated as a Non-Election Share.

3.1.6 After the Effective Time, shares of ALFC Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section be the right to receive the Merger Consideration.

3.1.7 In the event FFC changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of FFC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding FFC Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to FFC Common Stock if FFC issues additional shares of FFC Common Stock and receives fair market value consideration for such shares.

3.2 Election Procedures.

3.2.1 Holders of ALFC Common Stock may elect to receive shares of FFC Common Stock or cash (in either case without interest) in exchange for their shares of ALFC Common Stock in accordance with the following procedures, provided that, in the aggregate, and subject to the provisions of Section 3.2.6, 65% of the total number of shares of ALFC Common Stock issued and outstanding at the Effective Time, including any Dissenting Shares but excluding any Treasury Stock (the “Stock Conversion Number”), shall be converted into the Stock Consideration and the remaining outstanding shares of ALFC Common Stock shall be converted into the Cash Consideration. Shares of ALFC Common Stock as to which a Cash Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.” Shares of ALFC Common Stock as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Shares.” Shares of ALFC Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.” The aggregate number of shares of ALFC Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.” Any Dissenting Shares shall be deemed to be Cash Election Shares, and the holders thereof shall in no event receive consideration comprised of FFC Common Stock with respect to such shares.

3.2.2 An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as ALFC and FFC shall mutually agree (“Election Form”), shall be mailed 40 days prior to the anticipated Effective Time or on such earlier date as FFC and ALFC shall mutually agree (the “Mailing Date”) to each holder of record of ALFC Common Stock as of five business days prior to the Mailing Date (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 3.2, (i) to elect to receive the Cash Consideration for all of the shares of ALFC Common Stock held by such holder (a “Cash Election”), in accordance with Section 3.1.3, (ii) to elect to receive the Stock Consideration for all of such shares (a “Stock Election”), in accordance with Section 3.1.3, (iii) to elect to receive the Stock Consideration for a part of such holder’s ALFC Common Stock and the Cash Consideration for the remaining part of such holder’s ALFC Common Stock (a “Mixed Election”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or FFC Common Stock for such shares (a “Non-Election”). A holder of record of shares of ALFC Common Stock who holds such shares as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of ALFC Common Stock held by such Representative for a particular beneficial owner. Any shares of ALFC Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares. All Dissenting Shares shall be deemed shares subject to a Cash Election, and with respect to such shares the holders thereof shall in no event receive consideration comprised of FFC Common Stock, subject to Section 3.1.5 hereof.

3.2.3 To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 20th day following the Mailing Date (or such other time and date as FFC and ALFC may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date; and provided further that the Election Deadline may not occur prior to the seventh business day after receipt of all Regulatory Approvals (excluding the expiration of any applicable waiting periods). ALFC shall make available up to two separate Election Forms, or such additional Election Forms as FFC may permit, to all persons who become holders (or beneficial owners) of ALFC Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline. ALFC shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of ALFC Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If an ALFC stockholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline, the shares of ALFC Common Stock held by such stockholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. FFC shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

3.2.4 If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 3.2.7 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration only with respect to that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration.

3.2.5 If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 3.2.7 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non- Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 3.2.7 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

3.2.6 No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of FFC Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to FFC Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of FFC. In lieu of the issuance of any such fractional share, FFC shall pay to each former holder of ALFC Common Stock who otherwise would be entitled to receive a fractional share of FFC Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of FFC Common Stock as reported on the NASDAQ for the five consecutive trading days immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of ALFC Common Stock owned by a ALFC stockholder shall be combined so as to calculate the maximum number of whole shares of FFC Common Stock issuable to such ALFC stockholder.

3.3 Procedures for Exchange of ALFC Common Stock.

3.3.1 FFC to Make Merger Consideration Available. After the Election Deadline and no later than the day prior to the Closing Date, FFC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of ALFC Common Stock, for exchange in accordance with this Section 3.3, certificates representing the shares of FFC Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III (including the estimated amount of cash to be paid in lieu of fractional shares of ALFC Common Stock) (such cash and certificates for shares of FFC Common Stock, together with any dividends or distributions with respect thereto (without any interest thereon) being hereinafter referred to as the “Exchange Fund”).

3.3.2 Exchange of Certificates. FFC shall take all steps necessary to cause the Exchange Agent to mail, within five business days after the Effective Time, to each holder of a Certificate or Certificates who has not previously surrendered such Certificates with an Election Form, a form letter of transmittal (which shall be subject to the reasonable approval of ALFC) for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and cash in lieu of fractional shares into which the ALFC Common Stock represented by such Certificates shall have been converted as a result of the Merger, if any. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder of ALFC Common Stock shall have become entitled pursuant to Section 3.1.3 hereof, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Cash Consideration or any cash payable in lieu of fractional shares or any unpaid dividends and distributions, if any, payable to holders of Certificates.

3.3.3 Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding ALFC Common Stock shall have no rights, after the Effective Time, with respect to such ALFC Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to FFC Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.3. After the surrender of a Certificate in accordance with this Section 3.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FFC Common Stock represented by such Certificate.

3.3.4 Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.3.5 Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of ALFC of the ALFC Common Stock that was outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.

3.3.6 Return of Exchange Fund. At any time following the six month period after the Effective Time, FFC shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to FFC (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither FFC nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.3.7 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by FFC, the posting by such person of a bond in such amount as FFC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.3.8 Withholding. FFC or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of ALFC Common Stock such amounts as FFC (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by FFC or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the ALFC Common Stock in respect of whom such deduction and withholding were made by FFC or the Exchange Agent.

3.4 Treatment of ALFC Options.

3.4.1 At the Effective Time, each option to purchase a share of ALFC Common Stock that has been granted pursuant to the ALFC Stock Benefit Plan (the “ALFC Option Plan”) and that is outstanding and unexercised at the Effective Time (whether or not such option is otherwise vested or exercisable) (each, an “Outstanding ALFC Option”) shall be treated as follows:

(i) Option Cashout. To the extent that the option holder does not elect to convert the options pursuant to Section 3.4.1(ii), such options shall be cancelled and shall cease to be exercisable. In consideration for such cancellation, FFC shall, with respect to each Outstanding ALFC Option, pay to the holder thereof an amount equal to the excess (if any) of (a) the Cash Consideration over (b) the price at which the holder may acquire a share of ALFC Common Stock upon exercise of such

Outstanding ALFC Option (the “Option Cashout Payment”). FFC shall make such payment as soon as practicable following the Effective Time or, if later in the case of any holder of an Outstanding ALFC Option, the date on which such holder delivers to FFC his written acceptance of an Option Cashout Payment as full and complete consideration for the cancellation of each Outstanding ALFC Option held by him. ALFC shall take such action as is necessary or appropriate under the terms of ALFC’s Option Plan to convert each Outstanding ALFC Option, as of the Effective Time, into the right to receive an Option Cashout Payment upon the terms and conditions set forth herein. Payment hereunder shall be subject to withholding for applicable federal, state and local taxes; or

(ii) Option Conversion. Each option holder may, by written notice to FFC received by FFC not less than at least 10 business days prior to the Effective Time, elect to have all or a portion of such holder’s outstanding ALFC Options converted into options (“FFC Options”) to purchase shares of FFC Common Stock. Any such election shall identify the Outstanding ALFC Options to be converted into FFC Options and shall become irrevocable upon receipt by FFC of the notice of election. The Outstanding ALFC Options identified in each such election shall be converted automatically into options to purchase shares of FFC Common Stock in an amount and at an exercise price determined as provided below, and each ALFC Option shall otherwise remain subject to the ALFC Option Plan and the agreements evidencing grants thereunder, and any other agreements between ALFC and an optionee regarding ALFC Options. The number of shares of FFC Common Stock (rounded down to the nearest whole share) to be subject to the new option shall be equal to the product of (i) the number of shares of ALFC Common Stock subject to the Outstanding ALFC Options being converted, and (ii) the Exchange Ratio. The exercise price per share of FFC Common Stock under the new option shall be equal to the quotient of the per share exercise price of the Outstanding ALFC Option being converted divided by the Exchange Ratio, rounded up to the next whole cent. The duration and other terms of the new option shall be the same as the original Outstanding ALFC Options being converted.

(iii) No payment shall be made pursuant to subsection (i) of this Section 3.4.1 with respect to any portion of an Outstanding ALFC Option that is converted into an FFC Option under subsection (ii) of this Section 3.4.1. ALFC shall use its reasonable best efforts to obtain the written acknowledgement of each holder of a then Outstanding ALFC Option with regard to the treatment of such Outstanding ALFC Option hereunder. FFC shall have the right to change the manner of payment under this Section 3.4.1 provided that the consideration to be paid to the holders of Outstanding ALFC Options pursuant thereto is not reduced in amount.

3.4.2 As of the Effective Time, FFC shall assume the obligations and succeed to the rights of ALFC under the ALFC Option Plan. ALFC and FFC agree that prior to the Effective Time the ALFC Option Plan shall be amended, to the extent possible without requiring stockholder approval of such amendments, (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including the conversion of the Outstanding ALFC Options pursuant to Section 3.4.1 and the substitution of FFC for ALFC thereunder to the extent appropriate to effectuate the assumption of such ALFC Option Plan by FFC and (ii) to preclude any automatic or formulaic grant of options thereunder on or after the date hereof. From and after the Effective Time, all references to ALFC (other than references to a “Change in Control” of ALFC) in the ALFC Option Plan and in each agreement evidencing any award of ALFC Options shall be deemed to refer to FFC, unless FFC determines otherwise.

3.4.3 FFC shall take all action necessary or appropriate to have available for issuance or transfer a sufficient number of shares of FFC Common Stock for delivery upon exercise of the Outstanding ALFC Options being converted pursuant to Section 3.4.1(ii). Promptly after the Effective Time, FFC shall prepare and file with the SEC a post-effective amendment converting the Form S-4 to a

Form S-8 (or file such other appropriate form) registering a number of shares of FFC Common Stock necessary to fulfill FFC’s obligations under this Section 3.4.3.

3.5 Bank Merger.

ALFC and FFC shall use their best efforts to cause Atlantic Liberty Savings, F.A. to merge with and into Flushing Savings Bank, FSB, with Flushing Savings Bank, FSB as the surviving institution, concurrently with, or as soon as practicable after, the Effective Time. Following the execution and delivery of this Agreement, FFC will cause Flushing Savings Bank, FSB, and ALFC will cause Atlantic Liberty Savings, F.A., to execute and deliver a Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit A.

3.6 Reservation of Shares.

FFC shall reserve for issuance a sufficient number of shares of the FFC Common Stock for the purpose of issuing shares of FFC Common Stock to the ALFC stockholders in accordance with this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ALFC

ALFC represents and warrants to FFC that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the ALFC Disclosure Schedule delivered by ALFC to FFC on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date. ALFC has made a good faith effort to ensure that the disclosure on each schedule of the ALFC Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the ALFC Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of ALFC shall include the Knowledge of Atlantic Liberty Savings, F.A.

4.1 Standard.

No representation or warranty of ALFC contained in this Article IV shall be deemed untrue or incorrect, and ALFC shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 4.2, 4.3 and 4.4, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.

4.2 Organization.

4.2.1 ALFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA. ALFC has full corporate power and authority to carry on its business as now conducted. ALFC is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.2.2 Atlantic Liberty Savings, F.A. is a federally chartered stock savings association duly organized, validly existing and in good standing. The deposits of Atlantic Liberty Savings, F.A. are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Atlantic Liberty Savings, F.A. when due. Atlantic Liberty Savings, F.A. is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3 ALFC Disclosure Schedule 4.2.3 sets forth each ALFC Subsidiary. Each ALFC Subsidiary is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

4.2.4 The respective minute books of ALFC, Atlantic Liberty Savings, F.A. and each other ALFC Subsidiary accurately records, in all material respects, all material corporate actions of their respective stockholders and boards of directors (including committees).

4.2.5 Prior to the date of this Agreement, ALFC has made available to FFC true and correct copies of the certificate of incorporation or charter and bylaws of ALFC, Atlantic Liberty Savings, F.A. and each other ALFC Subsidiary.

4.3 Capitalization.

4.3.1 The authorized capital stock of ALFC consists of 6,000,000 shares of ALFC Common Stock, of which 1,682,347 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 500,000 shares of preferred stock, $0.10 par value (“ALFC Preferred Stock”), none of which are outstanding. There are 28,637 shares of ALFC Common Stock held by ALFC as treasury stock. Neither ALFC nor any ALFC Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of ALFC Common Stock or any other security of ALFC or any securities representing the right to vote, purchase or otherwise receive any shares of ALFC Common Stock or any other security of ALFC other than as set forth in Disclosure Schedule 4.3.1(a). Disclosure Schedule 4.3.1(a) sets forth: the name of each holder of an award granted under any ALFC Stock Benefit Plan, identifying the nature of the award; as to options to purchase ALFC Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant, vesting and expiration dates, and the exercise price relating to the options held; and the names of each holder of an outstanding restricted stock award, the number of shares subject to each award, and the grant and vesting dates.

4.3.2 ALFC owns all of the capital stock of Atlantic Liberty Savings, F.A., free and clear of any lien or encumbrance. Except for the ALFC Subsidiaries and as set forth in ALFC Disclosure Schedule 4.3.2, ALFC does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of ALFC or any ALFC Subsidiary, equity interests held by ALFC Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of ALFC Subsidiaries, including stock in the FHLB. Either ALFC or Atlantic Liberty Savings, F.A. owns all of the outstanding shares of capital stock of each ALFC Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

4.3.3 To ALFC’s Knowledge, other than the ALFC ESOP and except as set forth on ALFC Disclosure Schedule 4.3.3, no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of ALFC Common Stock.

4.3.4 No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which ALFC’s stockholders may vote has been issued by ALFC and are outstanding.

4.4 Authority; No Violation.

4.4.1 ALFC has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals described in Section 8.3, the approval of this Agreement by ALFC’s stockholders and the amendment of Section 9 of the Federal Stock Charter of Atlantic Liberty Savings, F.A. (it being understood that Atlantic Liberty Savings, F.A. will take such action to amend Section 9 of its Federal Stock Charter prior to the Closing Date), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by ALFC and the completion by ALFC of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of ALFC. This Agreement has been duly and validly executed and delivered by ALFC, and subject to approval by the stockholders of ALFC and receipt of the Regulatory Approvals, constitutes the valid and binding obligation of ALFC, enforceable against ALFC in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2 Subject to compliance by FFC with the terms and conditions of this Agreement, (A) the execution and delivery of this Agreement by ALFC, (B) subject to receipt of Regulatory Approvals, and ALFC’s and FFC’s compliance with any conditions contained therein, and subject to the receipt of the approval of the stockholders of ALFC, the consummation of the transactions contemplated hereby, and (C) compliance by ALFC with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the Certificate of Incorporation or Bylaws of ALFC or any ALFC Subsidiary or the Federal Stock Charter and Bylaws of Atlantic Liberty Savings, F.A., subject to amendment of Section 9 of the Federal Stock Charter of Atlantic Liberty Savings, F.A. (it being understood that Atlantic Liberty Savings, F.A. will take such action to amend Section 9 of its Federal Stock Charter prior to the Closing Date); (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to ALFC or any ALFC Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of ALFC or Atlantic Liberty Savings, F.A. under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which ALFC or Atlantic Liberty Savings, F.A. is a party (but not with respect to any benefit plan), or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on ALFC and the ALFC Subsidiaries taken as a whole.

4.5 Consents.

Except for the Regulatory Approvals referred to in Section 8.3 hereof and compliance with any conditions contained therein, the approval of this Agreement by the requisite vote of the stockholders of ALFC, and with respect to the amendment of Section 9 of the Federal Stock Charter of Atlantic Liberty Savings, F.A., no consents, waivers or approvals of, or filings or registrations with, any Governmental

Entity or Bank Regulator are necessary, and, to ALFC’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (a) the execution and delivery of this Agreement by ALFC, and the completion by ALFC of the Merger or (b) the execution and delivery of the Plan of Bank Merger by Atlantic Liberty Savings, F.A. and the completion by Atlantic Liberty Savings, F.A. of the Bank Merger. ALFC has no reason to believe that (i) any required Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

4.6 Financial Statements.

4.6.1 ALFC has previously made available to FFC the ALFC Financial Statements. The ALFC Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of ALFC and the ALFC Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-QSB.

4.6.2 At the date of each balance sheet included in the ALFC Financial Statements, ALFC did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such ALFC Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.7 Taxes.

4.7.1 (i) ALFC, each ALFC Subsidiary and the ALFC Group has filed or caused to be filed, and with respect to Tax Returns due between the date of this Agreement and the date the Effective Time occurs, will timely file (including any applicable extensions) all Tax Returns required to be filed by the Code or by applicable state, local or foreign Tax laws and all such Tax Returns are, or in the case of such Tax Returns not yet filed, will be, true, complete and correct in all material respects, and (ii) all Taxes of ALFC, the ALFC Subsidiaries and the ALFC Group (whether or not reflected on any such Tax Returns) attributable to a Pre-Effective Time Tax Period have been, or in the case of Taxes the due date for payment of which is between the date of this Agreement and the date the Effective Time occurs, timely paid in full.

4.7.2 The most recent audited financial statements for ALFC reflect an adequate reserve for all Taxes payable by ALFC and the ALFC Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, and, in the case of Taxes owed as of the date hereof, an adequate reserve is (and until the date the Effective Time occurs will continue to be) reflected in the accruals for Taxes payable on the Balance Sheet, other than accruals established to reflect timing differences and accruals reflected only in the notes thereto.

4.7.3 There are no liens for Taxes with respect to any of the assets or properties of ALFC or any ALFC Subsidiary.

4.7.4 No material Tax Return of ALFC, any ALFC Subsidiary or the ALFC Group is under audit or examination by any other Taxing Authority, and no notice of such an audit or examination has been received by ALFC or any ALFC Subsidiary.

4.7.5 Each deficiency, if any, resulting from any audit or examination relating to Taxes by any Taxing Authority has been timely paid. No issues relating to Taxes were raised by the relevant Taxing Authority in any completed audit or examination that can reasonably be expected to recur in a later taxable period. The relevant statute of limitations is closed with respect to the Federal, foreign and material state and local Tax Returns of ALFC, each ALFC Subsidiary and the ALFC Group for all years through 2001.

4.7.6 None of ALFC, any ALFC Subsidiary or the ALFC Group is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including, without limitation, any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority), other than as required by the OTS in connection with Atlantic Liberty Savings, F.A.’s mutual to stock conversion.

4.7.7 Neither ALFC nor any ALFC Subsidiary will be required to include in a taxable period ending after the date of the Effective Time any taxable income attributable to income that accrued, but was not recognized, in a Pre-Effective Time Tax Period (or the portion of a Straddle Period allocable to the Pre-Effective Time Tax Period) as a result of an adjustment under Section 481 of the Code, the installment method of accounting, the long-term contract method of accounting, the cash method of accounting, any comparable provision of state, local, or foreign Tax law, or for any other reason.

4.7.8 There are no outstanding agreements or waivers extending, or having the effect of extending, the statutory period of limitation applicable to any Tax Returns required to be filed with respect to ALFC or any ALFC Subsidiary, and none of ALFC, any ALFC Subsidiary or the ALFC Group has requested any extension of time within which to file any Tax Return, which return has not yet been filed. No power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of ALFC, any ALFC Subsidiary or the ALFC Group.

4.7.9 ALFC and each of the ALFC Subsidiaries have complied in all respects with all applicable laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or any comparable provision of any state, local or foreign laws) and have, within the time and in the manner prescribed by applicable law, withheld from and paid over to the proper Taxing Authorities all amounts required to be so withheld and paid over under such laws.

4.7.10 Neither ALFC nor any ALFC Subsidiary has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

4.7.11 Neither ALFC nor any ALFC Subsidiary is a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

4.7.12 The applicable Tax Returns of ALFC, the ALFC Subsidiaries and the ALFC Group have disclosed any Tax positions of ALFC, the ALFC Subsidiaries or the ALFC Group that, if not disclosed, could give rise to penalties under Section 6662 of the Code.

4.7.13 ALFC has not been, at any time during the applicable time period set forth in Section 897(c)(1) of the Code, a United States real property holding company within the meaning of Section 897(c)(2) of the Code.

4.8 No Material Adverse Effect.

Except as disclosed in ALFC’s Securities Documents filed on or prior to the date hereof, ALFC and the ALFC Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since March 31, 2005 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on ALFC and the ALFC Subsidiaries, taken as a whole.

4.9 Material Contracts; Leases; Defaults.

4.9.1 Except as set forth in ALFC Disclosure Schedule 4.9.1, neither ALFC nor any ALFC Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract with any past or present officer, director or employee of ALFC or any ALFC Subsidiary, except for “at will” arrangements; (ii) any plan or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of ALFC or any ALFC Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of ALFC or any ALFC Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by ALFC or any ALFC Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which ALFC or any ALFC Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, FHLB advances, repurchase agreements, bankers’ acceptances, and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to FFC or any FFC Subsidiary; (vi) any other agreement, written or oral, not terminable on 60 days’ notice, that obligates ALFC or any ALFC Subsidiary for the payment of more than $25,000 annually; or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by ALFC or any ALFC Subsidiary (it being understood that any non-compete or similar provision shall be deemed material).

4.9.2 Each real estate lease that will require the consent of the lessor or its agent as a result of the Merger or the Bank Merger by virtue of the terms of any such lease is listed in ALFC Disclosure Schedule 4.9.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither ALFC nor any ALFC Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3 True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to FFC on or before the date hereof, are listed on ALFC Disclosure Schedule 4.9.1 and are in full force and effect on the date hereof. Except as set forth in ALFC Disclosure Schedule 4.9.3, no plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which ALFC or any ALFC Subsidiary is a party or under which ALFC or any ALFC Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in ALFC Disclosure Schedule 4.9.3, no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of ALFC or any ALFC Subsidiary or upon the occurrence of a subsequent event; or (y) requires ALFC or any ALFC Subsidiary to provide a benefit in the form of ALFC Common Stock or determined by reference to the value of ALFC Common Stock.

4.10 Ownership of Property; Insurance Coverage.

4.10.1 Except as set forth in ALFC Disclosure Schedule 4.10, ALFC and each ALFC Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by ALFC or each ALFC Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheet contained in the most recent ALFC Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheet), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, reverse repurchase agreements or any transaction by an ALFC Subsidiary acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. ALFC and the ALFC Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by ALFC and the ALFC Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in all material respects in the notes to the ALFC Financial Statements.

4.10.2 With respect to all material agreements pursuant to which ALFC or any ALFC Subsidiary has purchased securities subject to an agreement to resell, if any, ALFC or such ALFC Subsidiary, as the case may be, has a lien or security interest (which to ALFC’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3 ALFC and each Significant Subsidiary of ALFC currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither ALFC nor any Significant Subsidiary of ALFC has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by ALFC or any Significant Subsidiary of ALFC under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years ALFC and each Significant Subsidiary of ALFC has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. ALFC Disclosure Schedule 4.10.3 identifies all policies of insurance maintained by ALFC and each Significant Subsidiary of ALFC as well as the other matters required to be disclosed under this Section.

4.11 Legal Proceedings.

Except as set forth in ALFC Disclosure Schedule 4.11, neither ALFC nor any ALFC Subsidiary is a party to any, and there are no pending or, to ALFC’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature, (i) against ALFC or any ALFC Subsidiary, (ii) to which ALFC or any ALFC Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of ALFC to perform under this Agreement, except for any proceeding, claim, action, investigation or inquiry referred to in clauses (i) and (ii) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect.

4.12 Compliance With Applicable Law.

4.12.1 To ALFC’s Knowledge, each of ALFC and each ALFC Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Sarbanes-Oxley Act of 2002, the USA Patriot Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither ALFC nor any ALFC Subsidiary has received any written notice to the contrary.

4.12.2 Each of ALFC and each ALFC Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of ALFC, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the approvals set forth in Section 8.3.

4.12.3 For the period beginning January 1, 2003, neither ALFC nor any ALFC Subsidiary has received any written notification or, to ALFC’s Knowledge, any other communication from any Bank Regulator (i) asserting that ALFC or any ALFC Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to ALFC or any ALFC Subsidiary; (iii) requiring or threatening to require ALFC or any ALFC Subsidiary, or indicating that ALFC or any ALFC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of ALFC or any ALFC Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any material manner the operations of ALFC or any ALFC Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither ALFC nor any ALFC Subsidiary has consented to or entered into any Regulatory Agreement that is currently in effect. The most recent regulatory rating given to Atlantic Liberty Savings, F.A. as to compliance with the CRA is satisfactory or better.

4.13 Employee Benefit Plans.

4.13.1 ALFC Disclosure Schedule 4.13.1 includes a descriptive list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements maintained by ALFC or any ALFC Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of ALFC or any ALFC Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “Compensation and Benefit Plans”). Except as set forth in ALFC Disclosure Schedule 4.13.1, neither ALFC nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to materially modify, change or renew any existing Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof. ALFC has made available to FFC true and correct copies of the Compensation and Benefit Plans and amendments thereto.

4.13.2 Except as disclosed in ALFC Disclosure Schedule 4.13.2, each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and ALFC is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of ALFC, threatened action, suit or claim relating to any of the Compensation and Benefit Plans (other than routine claims for benefits). Neither ALFC nor any ALFC Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject ALFC or any ALFC Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.13.3 Except as set forth in ALFC Disclosure Schedule 4.13.3, no liability, other than PBGC premiums arising in the ordinary course of business, has been or is expected by ALFC or any ALFC Subsidiary to be incurred with respect to any ALFC Compensation and Benefit Plan which is a defined benefit plan subject to Title IV of ERISA (“ALFC Defined Benefit Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by ALFC or any entity which is considered one employer with ALFC under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “ERISA Affiliate”) (such plan hereinafter referred to as an “ERISA Affiliate Plan”). Except as set forth in ALFC Disclosure Schedule 4.13.3, no ALFC Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. Except as set forth in ALFC Disclosure Schedule 4.13.3, the fair market value of the assets of each ALFC Defined Benefit Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such ALFC Defined Benefit Plan as of the end of the most recent plan year with respect to the respective ALFC Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such ALFC Defined Benefit Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the

30-day reporting requirement has not been waived has been required to be filed for any ALFC Defined Benefit Plan within the 12-month period ending on the date hereof. Except as set forth in ALFC Disclosure Schedule 4.13.3, neither ALFC nor any of its Subsidiaries has provided, or is required to provide, security to any ALFC Defined Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code or has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA. To the Knowledge of ALFC, and except as set forth in ALFC Disclosure Schedule 4.13.3, there is no pending investigation or enforcement action by any Bank Regulator with respect to any Compensation and Benefit Plan or any ERISA Affiliate Plan.

4.13.4 The Seller and the ERISA Affiliates have never had an obligation to contribute to a “multi-employer plan” as such term is defined in section 3(37) of ERISA or had any direct or indirect liability or potential liability with respect to such a plan.

4.13.5 Except as set forth in ALFC Disclosure Schedule 4.13.5, all material contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which ALFC or any ALFC Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on ALFC’s consolidated financial statements to the extent required by GAAP. ALFC and the ALFC Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

4.13.6 Except as set forth in ALFC Disclosure Schedule 4.13.6, neither ALFC nor any ALFC Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and there has been no communication to employees by ALFC or any ALFC Subsidiary that would reasonably be expected to promise or guarantee such benefits.

4.13.7 Except as set forth in ALFC Disclosure Schedule 4.13.7, with respect to each Compensation and Benefit Plan, if applicable, ALFC has provided or made available to FFC copies of the: (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) two most recent actuarial report and financial statement; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; and (F) any Form 5310 or Form 5330 filed with the IRS within the last two years.

4.13.8 Except as disclosed in ALFC Disclosure Schedule 4.13.8, the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan. The consummation of the Merger and/or the Bank Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of ALFC or any ALFC Subsidiary to any actual or deemed payment (or benefit) which could constitute an “excess parachute payment” (as such term is defined in Section 280G of the Code). ALFC Disclosure Schedule 4.13.8 includes a schedule of all termination benefits and related payments that would be payable to the individuals identified thereon, under any and all employment agreements, special termination agreements, change in control agreements, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary continuation plans, or any material compensation arrangement, or other pension benefit or welfare benefit plan maintained by

ALFC or any ALFC Subsidiary for the benefit of officers, employee or directors of ALFC or any ALFC Subsidiary, assuming their employment or service is terminated as of March 31, 2006 and the Closing Date occurs on such date and based on the other assumptions specified in such schedule. No other individuals are entitled to benefits under any such plans.

4.13.9 Except as disclosed in ALFC Disclosure Schedule 4.13.9, neither ALFC nor any ALFC Subsidiary maintains any compensation plans, programs or arrangements under which (i) payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder, or (ii) any payment is reasonably likely to become taxable under section 409A of the Code.

4.13.10 Except as disclosed in ALFC Disclosure Schedule 4.13.10, there are no stock option, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.14 Brokers, Finders and Financial Advisors.

Neither ALFC nor any ALFC Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) by ALFC and the fee payable pursuant thereto.

4.15 Environmental Matters.

4.15.1 Except as may be set forth in ALFC Disclosure Schedule 4.15 and any Phase I Environmental Report identified therein, with respect to ALFC and each ALFC Subsidiary:

(A) Each of ALFC and the ALFC Subsidiaries, the Participation Facilities, and, to ALFC’s Knowledge, the Loan Properties are, and have been, in substantial compliance with, and are not liable under, any Environmental Laws;

(B) ALFC has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to ALFC’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the ALFC Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or any of the ALFC Subsidiaries or any Participation Facility;

(C) ALFC has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to ALFC’s Knowledge no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or ALFC or any of the ALFC Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

(D) To ALFC’s Knowledge, the properties currently owned or operated by ALFC or any ALFC Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(E) Neither ALFC nor any ALFC Subsidiary has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(F) To ALFC’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by ALFC or any of the ALFC Subsidiaries or any Participation Facility, and to ALFC’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by ALFC or any of the ALFC Subsidiaries or any Participation Facility; and

(G) To ALFC’s Knowledge, during the period of (s) ALFC’s or any of the ALFC Subsidiaries’ ownership or operation of any of their respective current properties or (t) ALFC’s or any of the ALFC Subsidiaries’ participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws. To ALFC’s Knowledge, prior to the period of (x) ALFC’s or any of the ALFC Subsidiaries’ ownership or operation of any of their respective current properties or (y) ALFC’s or any of the ALFC Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws.

4.15.2 “Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

4.15.3 “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

4.16 Loan Portfolio.

4.16.1 The allowance for loan losses reflected in the notes to ALFC’s audited consolidated statement of financial condition at March 31, 2005 was, and the allowance for loan losses shown in the notes to the unaudited consolidated financial statements in ALFC’s Securities Documents for periods ending after March 31, 2005 were, or will be, adequate, as of the dates thereof, under GAAP.

4.16.2 ALFC Disclosure Schedule 4.16.2 sets forth a listing, as of the most recently available date, by account, of: (A) each borrower, customer or other party which has notified Atlantic Liberty Savings, F.A. or any other ALFC Subsidiary during the past twelve months of, or has asserted against Atlantic Liberty Savings, F.A. or any other ALFC Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the knowledge of Atlantic Liberty Savings, F.A., each borrower, customer or other party which has given Atlantic Liberty Savings, F.A. or any other ALFC Subsidiary any oral notification of, or orally asserted to or against Atlantic Liberty Savings, F.A. or any other ALFC Subsidiary, any such claim; and (B) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by Atlantic Liberty Savings, F.A. or any other ALFC Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Disclosure Schedule 4.16.2 may exclude any individual loan with a principal outstanding balance of less than $100,000, provided that Disclosure Schedule 4.16.2 includes, for each category described, the aggregate amount of individual loans with a principal outstanding balance of less than $100,000 that have been excluded.

4.16.3 All loans receivable (including discounts) and accrued interest entered on the books of ALFC and the ALFC Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of ALFC’s or the appropriate ALFC Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in ALFC Disclosure Schedule 4.16.3. To the Knowledge of ALFC, the loans, discounts and the accrued interest reflected on the books of ALFC and the ALFC Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. Except as set forth in ALFC Disclosure Schedule 4.16.3, all such loans are owned by ALFC or the appropriate ALFC Subsidiary free and clear of any liens.

4.16.4 The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.17 Securities Documents.

ALFC has made available to FFC copies of its (i) annual reports on Form 10-KSB for the years ended March 31, 2005, 2004 and 2003, (ii) quarterly reports on Form 10-QSB for the quarters ended June 30 and September 30, 2005, and (iii) proxy materials used or for use in connection with its meetings of stockholders held in 2005, 2004 and 2003. Such reports and proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

4.18 Related Party Transactions.

Except as described in ALFC’s Proxy Statement distributed in connection with the annual meeting of stockholders held in August 2005 (which has previously been provided to FFC), or as set forth in ALFC Disclosure Schedule 4.18, neither ALFC nor any ALFC Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of ALFC or any ALFC Subsidiary. Except as described in ALFC’s Proxy Statement, all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of ALFC or any ALFC Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended except for rate modifications pursuant to Atlantic Liberty Savings, F.A.’s loan modification policy that is applicable to all Persons. Neither ALFC nor any ALFC Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by ALFC is inappropriate.

4.19 Deposits.

None of the deposits of any ALFC Subsidiary is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

4.20 Antitakeover Provisions Inapplicable; Required Vote.

The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state, including the provisions of Section 203 of the DGCL applicable to ALFC or any ALFC Subsidiary. The affirmative vote of a majority of the issued and outstanding shares of ALFC Common Stock is required to approve this Agreement and the Merger under ALFC’s certificate of incorporation (and no greater voting requirement is applicable by reason of Article FOURTH of the Certificate of Incorporation) and the DGCL.

4.21 Registration Obligations.

Neither ALFC nor any ALFC Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.22 Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for ALFC’s own account, or for the account of one or more of ALFC’s Subsidiaries or their customers (all of which are set forth in ALFC Disclosure Schedule 4.22), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of ALFC and each ALFC Subsidiary, with counterparties believed to be financially responsible at the time; and to ALFC’s and each ALFC Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of ALFC or such ALFC Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither ALFC nor any ALFC Subsidiary, nor, to the Knowledge of ALFC, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, in any material respect.

4.23 Fairness Opinion.

ALFC has received an opinion from Sandler O’Neill to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the stockholders of ALFC pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24 Intellectual Property.

ALFC and each Significant Subsidiary of ALFC owns or, to ALFC’s Knowledge, possesses valid and binding licenses and other rights to use, subject to expiration in accordance with their terms, all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their business (collectively, the “Intellectual Property”), each without payment, and neither ALFC nor any Significant Subsidiary of ALFC has received any notice of conflict with respect thereto that asserts the rights of others. ALFC and each Significant Subsidiary of ALFC have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. The consummation of the Merger will not result in the loss or impairment of the right of ALFC or any ALFC Subsidiary to own or use any of the Intellectual Property, and FFC will have substantially the same rights to own or use the Intellectual Property following the consummation of the Merger as ALFC and the ALFC Subsidiaries had prior to the consummation of the Merger.

4.25 ALFC Information.

The information relating to ALFC and the ALFC Subsidiaries to be provided by ALFC or its representatives in writing for inclusion the Proxy Statement-Prospectus, the Merger Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Regulatory Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF FFC

FFC represents and warrants to ALFC that the statements contained in this Article V are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), except as set forth in the FFC Disclosure Schedule delivered by FFC to ALFC on the date hereof. FFC has made a good faith effort to ensure that the disclosure on each schedule of the FFC Disclosure Schedule corresponds to the section referenced herein. However, for purposes of the FFC Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of FFC shall include the Knowledge of Flushing Savings Bank, FSB.

5.1 Standard.

No representation or warranty of FFC contained in this Article V shall be deemed untrue or incorrect, and FFC shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect; provided, however, that the foregoing standard shall not apply to representations and warranties contained in Sections 5.2, 5.3 and 5.4, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects.

5.2 Organization.

5.2.1 FFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA. FFC has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2 Flushing Savings Bank, FSB is a federally chartered stock savings bank organized, validly existing and in good standing under the laws of the United States. The deposits of Flushing Savings Bank, FSB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Flushing Savings Bank, FSB is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.2.3 FFC Disclosure Schedule 5.2.3 sets forth each FFC Subsidiary. Each FFC Subsidiary (other than Flushing Savings Bank, FSB) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

5.2.4 The respective minute books of FFC and each FFC Subsidiary accurately records, in all material respects, all material corporate actions of their respective stockholders and boards of directors (including committees).

5.2.5 Prior to the date of this Agreement, FFC has made available to ALFC true and correct copies of the certificate of incorporation or charter and bylaws of FFC and Flushing Savings Bank, FSB.

5.3 Capitalization.

5.3.1 The authorized capital stock of FFC consists of 40,000,000 shares of FFC Common Stock, of which 19,465,844 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 5,000,000 shares of preferred stock, $0.01 par value (“FFC Preferred Stock”), none of which are outstanding. There are 1,050 shares of FFC Common Stock held by FFC as treasury stock. Neither FFC nor any FFC Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FFC Common Stock, or any other security of FFC or any securities representing the right to vote, purchase or otherwise receive any shares of FFC Common Stock or any other security of FFC, other than (i) shares issuable under the FFC Stock Benefit Plans, (ii) the FFC Stock Purchase Rights, (iii) capital securities issued by Flushing Financial Capital Trust I, (iv) debentures issued by FFC to Flushing Financial Capital Trust I, and (v) the guarantee issued by FFC to the holders of the capital securities issued by Flushing Financial Capital Trust I.

5.3.2 FFC owns all of the capital stock of Flushing Savings Bank, FSB free and clear of any lien or encumbrance. Either FFC or Flushing Savings Bank, FSB owns all of the outstanding shares of capital stock of each FFC Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of

Flushing Financial Capital Trust I and Flushing Preferred Funding Corporation, FFC or an FFC Subsidiary owns 100% of the common securities and less than 100% of the preferred securities.

5.4 Authority; No Violation.

5.4.1 FFC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FFC and the completion by FFC of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of FFC, and no other corporate proceedings on the part of FFC are necessary to complete the transactions contemplated hereby, up to and including the Merger. This Agreement has been duly and validly executed and delivered by FFC, and subject to the receipt of the Regulatory Approvals described in Section 8.3 hereof, constitutes the valid and binding obligation of FFC and Flushing Savings Bank, FSB, enforceable against FFC in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2 (A) The execution and delivery of this Agreement by FFC, (B) subject to receipt of the Regulatory Approvals, and compliance by ALFC and FFC with any conditions contained therein, and subject to the receipt of the approval of the stockholders of ALFC, the consummation of the transactions contemplated hereby, and (C) compliance by FFC with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of FFC or any FFC Subsidiary or the charter and bylaws of Flushing Savings Bank, FSB; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FFC or any FFC Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FFC, Flushing Savings Bank, FSB or any FFC Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on FFC and the FFC Subsidiaries taken as a whole.

5.5 Consents.

Except for the regulatory approvals referred to in Section 8.3 hereof and compliance with any conditions contained therein, and the approval of this Agreement by the requisite vote of the stockholders of ALFC, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and, to the Knowledge of FFC, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (a) the execution and delivery of this Agreement by FFC and the completion by FFC of the Merger or (b) the execution and delivery of the Plan of Bank Merger by Flushing Savings Bank, FSB and the completion by Flushing Savings Bank, FSB of the Bank Merger. FFC has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

5.6 Financial Statements.

5.6.1 FFC has previously made available to ALFC the FFC Financial Statements. The FFC Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of FFC and the FFC Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.2 At the date of each balance sheet included in the FFC Financial Statements, FFC did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FFC Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.7 No Material Adverse Effect.

Except as disclosed in FFC’s Securities Documents filed on or prior to the date hereof, FFC and the FFC Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since December 31, 2004 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FFC and the FFC Subsidiaries, taken as a whole.

5.8 Legal Proceedings.

Except as disclosed in FFC Disclosure Schedule 5.8, neither FFC nor any FFC Subsidiary is a party to any, and there are no pending or, to the Knowledge of FFC, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against FFC or any FFC Subsidiary, (ii) to which FFC or any FFC Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of FFC to perform under this Agreement, except for any proceeding, claim, action, investigation or inquiry referred to in clauses (i) and (ii) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect.

5.9 Compliance With Applicable Law.

5.9.1 To the Knowledge of FFC, each of FFC and each FFC Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Sarbanes-Oxley Act of 2002, the USA Patriot Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither FFC nor any FFC Subsidiary has received any written notice to the contrary.

5.9.2 Each of FFC and each FFC Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of FFC, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the approvals set forth in Section 8.3.

5.9.3 For the period beginning January 1, 2003, neither FFC nor any FFC Subsidiary has received any written notification or, to the Knowledge of FFC, any other communication from any Bank Regulator (i) asserting that FFC or any FFC Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FFC or any FFC Subsidiary; (iii) requiring or threatening to require FFC or any FFC Subsidiary, or indicating that FFC or any FFC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FFC or any FFC Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FFC or any FFC Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither FFC nor any FFC Subsidiary has consented to or entered into any currently effective Regulatory Agreement. The most recent regulatory rating given to Flushing Savings Bank, FSB as to compliance with the CRA is satisfactory or better.

5.10 Securities Documents.

FFC has made available to ALFC copies of its (i) annual report on Form 10-K for the year ended December 31, 2004, (ii) quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005 and (iii) proxy materials used or for use in connection with its meeting of stockholders held in 2005. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.11 Brokers, Finders and Financial Advisors.

Neither FFC nor any FFC Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, except for the retention of Keefe, Bruyette & Woods, Inc. by FFC and the fee payable pursuant thereto.

5.12 FFC Information.

The information relating to FFC and the FFC Subsidiaries to be provided by FFC or its representatives in writing for inclusion the Proxy Statement-Prospectus, the Merger Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Regulatory Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.13 FFC Common Stock.

The shares of FFC Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.14 Deposits.

Except as set forth on FFC Disclosure Schedule 5.14, none of the deposits of any FFC Subsidiary is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

5.15 Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FFC’s own account, or for the account of one or more of FFC’s Subsidiaries or their customers, were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of FFC and each FFC Subsidiary, with counterparties believed to be financially responsible at the time; and to FFC’s and each FFC Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of FFC or such FFC Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither FFC nor any FFC Subsidiary, nor, to the Knowledge of FFC, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, in any material respect.

5.16 Material Contracts.

Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither FFC nor any FFC Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.17 Employee Benefit Plans.

Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and FFC is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of FFC, threatened action, suit or claim relating to any of the Compensation and Benefit Plans (other than routine claims for benefits). Neither FFC nor any FFC Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject FFC or any FFC Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

5.18 Environmental Matters.

5.18.1 To the Knowledge of FFC, neither the conduct nor the operation of their business nor any condition of any property currently or previously owned or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon FFC or any FFC Subsidiary. To the Knowledge of FFC, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to FFC or any FFC Subsidiary by reason of any Environmental Laws. Neither FFC nor any FFC Subsidiary has received any written notice from any Person that FFC or any FFC Subsidiary or the operation or condition of any property ever owned, operated or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon FFC or any FFC Subsidiary.

5.18.2 There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to FFC’s Knowledge, threatened, before any court, governmental agency or other forum against FFC or any FFC Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by FFC or any FFC Subsidiary.

5.19 Loan Portfolio.

5.19.1 The allowance for loan losses reflected in the notes to FFC’s audited consolidated statement of financial condition at December 31, 2004 was, and the allowance for loan losses shown in the notes to the unaudited consolidated financial statements in FFC’s Securities Documents for periods ending after December 31, 2004 were, or will be, adequate, as of the dates thereof, under GAAP.

5.19.2 All loans receivable (including discounts) and accrued interest entered on the books of FFC and the FFC Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of FFC’s or the appropriate FFC Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be. To the Knowledge of FFC, the loans, discounts and the accrued interest reflected on the books of FFC and the FFC Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-

lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.

5.19.3 The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

5.20 Taxes.

5.20.1 (i) FFC, each FFC Subsidiary and the FFC Group has filed or caused to be filed, and with respect to Tax Returns due between the date of this Agreement and the date the Effective Time occurs, will timely file (including any applicable extensions) all Tax Returns required to be filed by the Code or by applicable state, local or foreign Tax laws and all such Tax Returns are, or in the case of such Tax Returns not yet filed, will be, true, complete and correct in all material respects, and (ii) all Taxes of FFC, the FFC Subsidiaries and the FFC Group (whether or not reflected on any such Tax Returns) attributable to a Pre-Effective Time Tax Period have been, or in the case of Taxes the due date for payment of which is between the date of this Agreement and the date the Effective Time occurs, timely paid in full.

5.20.2 The most recent audited financial statements for FFC reflect an adequate reserve for all Taxes payable by FFC and the FFC Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, and, in the case of Taxes owed as of the date hereof, an adequate reserve is (and until the date the Effective Time occurs will continue to be) reflected in the accruals for Taxes payable on the Balance Sheet, other than accruals established to reflect timing differences and accruals reflected only in the notes thereto.

5.20.3 There are no liens for Taxes with respect to any of the assets or properties of FFC or any FFC Subsidiary.

5.20.4 Except as disclosed in FFC Disclosure Schedule 5.19.4, no material Tax Return of FFC, any FFC Subsidiary or the FFC Group is under audit or examination by any other Taxing Authority, and no notice of such an audit or examination has been received by FFC or any FFC Subsidiary.

5.20.5 Each deficiency, if any, resulting from any audit or examination relating to Taxes by any Taxing Authority has been timely paid. No issues relating to Taxes were raised by the relevant Taxing Authority in any completed audit or examination that can reasonably be expected to recur in a later taxable period. The relevant statute of limitations is closed with respect to the Federal, foreign and material state and local Tax Returns of FFC, each FFC Subsidiary and the FFC Group for all years through 2001.

5.20.6 None of FFC, any FFC Subsidiary or the FFC Group is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including, without limitation, any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority), other than as required by the OTS in connection with Flushing Savings Bank, FSB’s mutual to stock conversion.

5.20.7 Neither FFC nor any FFC Subsidiary will be required to include in a taxable period ending after the date of the Effective Time any taxable income attributable to income that accrued, but was not recognized, in a Pre-Effective Time Tax Period (or the portion of a Straddle Period allocable to the Pre-Effective Time Tax Period) as a result of an adjustment under Section 481 of the Code, the installment method of accounting, the long-term contract method of accounting, the cash method of accounting, any comparable provision of state, local, or foreign Tax law, or for any other reason.

5.20.8 There are no outstanding agreements or waivers extending, or having the effect of extending, the statutory period of limitation applicable to any Tax Returns required to be filed with respect to FFC or any FFC Subsidiary, and none of FFC, any FFC Subsidiary or the FFC Group has requested any extension of time within which to file any Tax Return, which return has not yet been filed. No power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of FFC, any FFC Subsidiary or the FFC Group.

5.20.9 FFC and each of the FFC Subsidiaries have complied in all respects with all applicable laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or any comparable provision of any state, local or foreign laws) and have, within the time and in the manner prescribed by applicable law, withheld from and paid over to the proper Taxing Authorities all amounts required to be so withheld and paid over under such laws.

5.20.10 Neither FFC nor any FFC Subsidiary has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

5.20.11 Neither FFC nor any FFC Subsidiary is a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

5.20.12 The applicable Tax Returns of FFC, the FFC Subsidiaries and the FFC Group have disclosed any Tax positions of FFC, the FFC Subsidiaries or the FFC Group that, if not disclosed, could give rise to penalties under Section 6662 of the Code.

5.20.13 FFC has not been, at any time during the applicable time period set forth in Section 897(c)(1) of the Code, a United States real property holding company within the meaning of Section 897(c)(2) of the Code.

ARTICLE VI

COVENANTS OF ALFC

6.1 Conduct of Business.

6.1.1 Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of FFC, which consent will not be unreasonably withheld, conditioned or delayed, ALFC will, and it will cause each ALFC Subsidiary to: operate its business only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would: (i) adversely affect the ability of the parties to obtain the regulatory approvals referenced in Section 8.3 or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2 Negative Covenants. ALFC agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in ALFC Disclosure Schedule 6.1.2, or consented to by FFC in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each of the ALFC Subsidiaries not to:

(A) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except in order to amend Section 9 of the Federal Stock Charter of Atlantic Liberty Savings, F.A. or as required by law;

(B) change the number of authorized or issued shares of its capital stock, issue any shares of ALFC Common Stock that are held as “treasury shares” as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the ALFC Stock Benefit Plan, or split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or otherwise acquire any shares of its capital stock, except that (A) ALFC may issue shares of ALFC Common Stock upon the valid exercise, in accordance with the information set forth in ALFC Disclosure Schedule 4.3.1, of presently outstanding ALFC Options issued under the ALFC Stock Benefit Plan, (B) ALFC may continue to pay its regular quarterly cash dividend of $0.08 per share with payment and record dates consistent with past practice (provided the declaration of the last quarterly dividend by ALFC prior to the Effective Time and the payment thereof shall be coordinated with FFC so that holders of ALFC Common Stock do not receive dividends on both ALFC Common Stock and FFC Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the ALFC Common Stock or FFC Common Stock received in the Merger in respect of such quarter), and (C) any ALFC Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations).

(C) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) involving a payment by ALFC or Atlantic Liberty Savings, F.A. of more than $25,000, except in the ordinary course of business;

(D) other than as set forth in ALFC Disclosure Schedule 6.1.2(D), make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E) enter into any new line of business or introduce any new products;

(F) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required by applicable law or pursuant to commitments existing on the date hereof and set forth on ALFC Disclosure Schedules 4.9.1 and 4.13.1 or as required pursuant to Section 6.11 of this Agreement, (ii) as to non-executive employees, merit pay increases, (iii) the payment of bonuses for the year ending December 31, 2005, to the extent such bonuses have been accrued in accordance with GAAP through the date hereof and consistent therewith through December 31, 2005 and provided that such bonuses are consistent, as to amount and persons covered, with past practice (provided, however, in determining the amount of such bonuses, any acceleration and payment in 2005 of amounts under the employment agreements of Messrs. Donohue and Gilfillan will not be deducted from Atlantic Liberty Savings, F.A. income for purposes of calculating the bonuses due to the executives), (iv) the payment immediately prior to the Effective Time of bonuses for that portion of 2006 that precedes the Effective Time and that do not exceed in the case of any recipient the bonus paid to such recipient for 2005 multiplied by a fraction the numerator of which is the number of calendar months in 2006 that begin before the Effective Time and the denominator of which is 12, and (v) Atlantic Liberty Savings, F.A. may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business. In addition, ALFC may agree to pay employees of ALFC or Atlantic Liberty Savings, F.A., who are identified by ALFC and agreed to by FFC, a retention bonus in an individual amount, and in an aggregate amount as to all retention bonuses, to be agreed to by the parties;

(G) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice; provided, however, that ALFC shall accelerate the vesting of stock options and restricted stock held by Messrs. Donohue and Gilfillan pursuant to the terms of the Settlement Agreement (as defined in Section 6.11);

(H) merge or consolidate ALFC or any ALFC Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of ALFC or any ALFC Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between ALFC, or any ALFC Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any ALFC Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(I) sell or otherwise dispose of the capital stock of ALFC or sell or otherwise dispose of any asset of ALFC or of any ALFC Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of ALFC or of any ALFC Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(J) take any action which would result in any of the representations and warranties of ALFC set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(K) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating ALFC or Atlantic Liberty Savings, F.A.;

(L) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which ALFC or any ALFC Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(M) purchase any equity securities, or purchase any security for its investment portfolio inconsistent with ALFC’s or any ALFC Subsidiary’s current investment policy;

(N) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the ALFC Disclosure Schedule 6.1.2(N), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation lines of credit and letters of credit) in an amount in excess of $1,000,000 for a commercial real estate loan or $750,000 for a construction loan or a residential loan, or in any amount for a commercial business loan.

(O) except as set forth on the ALFC Disclosure Schedule 6.1.2(O), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate other than pursuant to ALFC’s existing Insider Loan Policy;

(P) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(Q) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(R) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(S) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any ALFC Compensation and Benefit Plan;

(T) except as set forth in ALFC Disclosure Schedule 6.1.2(T), make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(U) except as set forth in ALFC Disclosure Schedule 6.1.2(U), purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(V) sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) unless Flushing Savings Bank, FSB has been given the first opportunity and a reasonable time to purchase any loan participation being sold;

(W) undertake or, enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business,

involving a payment by ALFC or Atlantic Liberty Savings, F.A. of more than $25,000 annually, or containing any financial commitment extending beyond 12 months from the date hereof;

(X) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding; other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings; or

(Y) agree to do any of the foregoing.

6.2 Current Information.

6.2.1 During the period from the date of this Agreement to the Effective Time, ALFC will cause one or more of its representatives to confer with representatives of FFC and report the general status of its ongoing operations at such times as FFC may reasonably request. ALFC will promptly notify FFC of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the known threat of material litigation involving ALFC or any ALFC Subsidiary.

6.2.2 Atlantic Liberty Savings, F.A. and Flushing Savings Bank, FSB shall meet on a regular basis to discuss and plan for the conversion of Atlantic Liberty Savings, F.A.’s data processing and related electronic informational systems to those used by Flushing Savings Bank, FSB, which planning shall include, but not be limited to, discussion of the possible termination by Atlantic Liberty Savings, F.A. of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Atlantic Liberty Savings, F.A. in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Atlantic Liberty Savings, F.A. shall not be obligated to take any such action prior to the Effective Time and, unless Atlantic Liberty Savings, F.A. otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that Atlantic Liberty Savings, F.A. takes, at the request of Flushing Savings Bank, FSB, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Flushing Savings Bank, FSB shall indemnify Atlantic Liberty Savings, F.A. for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by ALFC, or a termination of this Agreement under Section 11.1.8 or 11.1.9.

6.2.3 ALFC shall provide FFC, within 15 business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due as of the end of such month and (iv) impaired loans). On a monthly basis, ALFC shall provide FFC with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4 ALFC shall promptly inform FFC upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of ALFC or any ALFC Subsidiary under any labor or employment law.

6.3 Access to Properties and Records.

Subject to Section 12.1 hereof, ALFC shall permit FFC reasonable access upon reasonable notice to its properties and those of the ALFC Subsidiaries, and shall disclose and make available to FFC during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter ALFC reasonably determines should be treated as confidential) and stockholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which FFC may have a reasonable interest; provided, however, that ALFC shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in ALFC’s reasonable judgment, would interfere with the normal conduct of ALFC’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or would be contrary to any law or regulation applicable to Atlantic Liberty Savings, F.A. ALFC shall provide and shall request its auditors to provide FFC with such historical financial information regarding it (and related audit reports and consents) as FFC may reasonably request for securities disclosure purposes. FFC shall use commercially reasonable efforts to minimize any interference with ALFC’s regular business operations during any such access to ALFC’s property, books and records. ALFC and each ALFC Subsidiary shall permit FFC, at its expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by ALFC or any ALFC Subsidiary.

6.4 Financial and Other Statements.

6.4.1 Promptly upon receipt thereof, ALFC will furnish to FFC copies of each annual, interim or special audit of the books of ALFC and the ALFC Subsidiaries made by its independent accountants and copies of all internal control reports submitted to ALFC by such accountants in connection with each annual, interim or special audit of the books of ALFC and the ALFC Subsidiaries made by such accountants.

6.4.2 As soon as reasonably available, but in no event later than five business days after such documents are filed with the SEC, ALFC will deliver to FFC the Securities Documents filed by it with the SEC under the Securities Laws. Within 25 days after the end of each month ALFC will deliver to FFC a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices

6.4.3 ALFC will advise FFC promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of ALFC or any of the ALFC Subsidiaries.

6.4.4 With reasonable promptness ALFC will furnish to FFC such additional financial data that ALFC possesses and as FFC may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5 Maintenance of Insurance.

ALFC shall maintain, and cause the ALFC Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties, and the nature of its business.

6.6 Disclosure Supplements.

From time to time prior to the Effective Time, ALFC will promptly supplement or amend the ALFC Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such ALFC Disclosure Schedule or which is necessary to correct any information in such ALFC Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such ALFC Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7 Consents and Approvals of Third Parties.

ALFC and Atlantic Liberty Savings, F.A. shall use all commercially reasonable efforts, and shall cause each ALFC Subsidiary to obtain as soon as practicable all consents and approvals of any other persons necessary or desirable for the consummation of the transactions contemplated by this Agreement, including, but not limited to, the approvals necessary to amend Section 9 of the Federal Stock Charter of Atlantic Liberty Savings, F.A. Without limiting the generality of the foregoing, ALFC shall utilize the services of a professional proxy soliciting firm to provide assistance in obtaining the stockholder vote required to be obtained by it hereunder.

6.8 All Reasonable Efforts.

Subject to the terms and conditions herein provided, ALFC agrees to use, and agrees to cause Atlantic Liberty Savings, F.A. to use, all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9 Failure to Fulfill Conditions.

In the event that ALFC or Atlantic Liberty Savings, F.A. determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FFC.

6.10 No Solicitation.

From and after the date hereof until the termination of this Agreement, neither ALFC, nor any ALFC Subsidiary, nor any of their respective officers, directors, employees, representatives, agents and Affiliates (including, without limitation, any investment banker, attorney or accountant retained by ALFC or any of the ALFC Subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal or authorize or permit any of its officers, directors, or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its Subsidiaries to take any such action, and ALFC shall notify FFC orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any of the ALFC Subsidiaries or any such officer, director or employee, or, to ALFC’s Knowledge, investment banker, financial advisor, attorney, accountant or other representative of ALFC may receive relating to any of such matters, provided, however, that nothing contained in this Section 6.10 shall prohibit the Board of Directors of ALFC from (i) complying with its disclosure obligations under federal or state law; or (ii) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited Acquisition Proposal, if, and only to the extent that, (A) the Board of Directors of ALFC determines in good faith (after consultation with its financial and legal advisors), taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, that such proposal, if consummated, is reasonably likely to result in a transaction more favorable to ALFC’s stockholders from a financial point of view than the Merger; (B) the Board of Directors of ALFC determines in good faith (after consultation with its financial and legal advisors) that the failure to furnish information to or enter into discussions with such Person would likely cause the Board of Directors to breach its fiduciary duties to stockholders under applicable law (such proposal that satisfies clauses (A) and (B) being referred to herein as a “Superior Proposal”); (C) ALFC promptly notifies FFC of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with ALFC or any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers, and receives from such Person an executed confidentiality agreement in form and substance identical in all material respects to the confidentiality agreements that ALFC and FFC entered into; and (D) the ALFC Stockholders Meeting has not occurred. For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal or offer as to any of the following (other than the transactions contemplated hereunder) involving ALFC or any of the ALFC Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of ALFC and the ALFC Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of ALFC or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

6.11 Employee Benefits

6.11.1 ALFC shall obtain an agreement (a “Settlement Agreement”) in the form attached to ALFC Disclosure Schedule 6.11.1 from each of Mr. Donohue and Mr. Gilfillan, who are its only officers who have employment agreements, to accept in full settlement of his rights under the employment agreement the amounts and benefits determined under his Settlement Agreement and to limit such amounts so that no amounts are subject to tax under Section 280G of the Code. The Settlement Agreements for Messrs. Donohue and Gilfillan shall require, among other things, that each of Mr. Donohue and Mr. Gilfillan enter into non-competition agreements and that the employment agreements of each of Mr. Donohue and Mr. Gilfillan be amended in accordance with the terms of their respective Settlement Agreements. ALFC agrees to amend all of its plans, including but not limited to the Pension Plan, ESOP and 401(k) Plan to provide that the income recognized pursuant to the Settlement Agreements and the income recognized pursuant to the acceleration of vesting of restricted stock shall not be included as compensation under, or in the calculation of the amounts payable under, such plans. Except as expressly provided otherwise in this Agreement, ALFC shall not accelerate the payment of any amounts or benefits that are or may become payable under this Agreement.

6.11.2 ALFC agrees to cause Atlantic Liberty Savings, F.A. to amend the Atlantic Liberty Savings, F.A Directors’ Retirement Plan (“Directors’ Retirement Plan”) by no later than December 31, 2005, in order to cause a “change in control” to be a triggering event for distributions (without the necessity of separation from service) and to require the amounts due to each director to be paid in a lump sum or in installments over five years, in a manner that is consistent with Code Section 409A. At the Effective Time, Atlantic Liberty Savings, F.A. shall pay such amounts, which value is set forth in ALFC Disclosure Schedule 4.13.8, in a lump sum or in installments over five years to participants. Participants in the Directors’ Retirement Plan who are entitled to benefits in connection with the termination of the Directors’ Retirement Plan shall agree to enter into a unanimous written consent to amend such plan contemporaneously with the execution of this Agreement.

6.12 Reserves and Merger-Related Costs.

On or before the Effective Time, and to the extent consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, ALFC shall establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of ALFC to those of FFC (as such practices and methods are to be applied to ALFC from and after the Closing Date) and FFC’s plans with respect to the conduct of the business of ALFC following the Merger and otherwise to reflect Merger-related expenses and costs incurred by ALFC; provided, however, that ALFC shall not be required to take such action unless FFC agrees in writing that all conditions to closing set forth in Article IX have been satisfied or waived (except for the expiration of any applicable waiting periods). Prior to the delivery by FFC of the writing referred to in the preceding sentence, ALFC shall provide FFC a written statement, certified without personal liability by the chief executive officer of ALFC and dated the date of such writing, that the representation made in Section 4.16.1 hereof is true as of such date or, alternatively, setting forth in detail the circumstances that prevent such representation from being true as of such date; and no accrual or reserve made by ALFC or any ALFC Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 11.1.2 hereof. No action shall be required to be taken by ALFC pursuant to this Section 6.11 if, in the opinion of ALFC’s independent auditors, such action would contravene GAAP.

ARTICLE VII

COVENANTS OF FFC

7.1 Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of ALFC, which consent will not be unreasonably withheld, conditioned or delayed, FFC will, and it will cause each FFC Subsidiary to: conduct its business in the usual, regular and ordinary course consistent with past practices; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied; (iv) change or waive any provision of its Certificate of Incorporation or Charter, except as required by law; or (v) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating FFC or Flushing Savings Bank, FSB.

7.2 Current Information and Consultation.

During the period from the date of this Agreement to the Effective Time, FFC will cause one or more of its representatives to confer with representatives of ALFC and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as ALFC may reasonably request. FFC will promptly notify ALFC, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving FFC and any FFC Subsidiary.

7.3 Disclosure Supplements.

From time to time prior to the Effective Time, FFC will promptly supplement or amend the FFC Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FFC Disclosure Schedule or which is necessary to correct any information in such FFC Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such FFC Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.4 Consents and Approvals of Third Parties.

FFC and Flushing Savings Bank, FSB shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any other Persons necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.5 All Reasonable Efforts.

Subject to the terms and conditions herein provided, FFC agrees to use and agrees to cause Flushing Savings Bank, FSB to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.6 Failure to Fulfill Conditions.

In the event that FFC or Flushing Savings Bank, FSB determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify ALFC.

7.7 Employee Benefits; Advisory Board.

7.7.1 FFC will review all other ALFC Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by ALFC or Atlantic Liberty Savings, F.A. are changed or terminated by FFC, in whole or in part, FFC shall provide Continuing Employees (as defined below in Section 7.7.6) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated FFC employees (as of the date any such compensation or benefit is provided). All ALFC Employees who become participants in an FFC Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of ALFC or Atlantic Liberty Savings, F.A. or any predecessor thereto prior to the Effective Time. FFC and Flushing Savings Bank shall use commercially reasonable efforts to provide employment to all non-executive employees of Atlantic Liberty Savings, F.A., provided, however, that this Agreement shall not be construed to limit the ability of FFC or Flushing Savings Bank, FSB to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate.

7.7.2 The ALFC ESOP shall be terminated as of, or prior to, the Effective Time (all shares held by the ALFC ESOP shall be converted into the right to receive the Merger Consideration, as elected by the ALFC ESOP participants), all outstanding ALFC ESOP indebtedness shall be repaid as soon as practicable following the Effective Date, and the balance of the shares and any other assets remaining in the loan suspense account shall be allocated and distributed to ALFC ESOP participants (subject to the receipt of a favorable determination letter from the IRS), as provided for in the ALFC ESOP and unless otherwise required by applicable law. Prior to the Effective Time, ALFC, and following the Effective Time, FFC shall use their respective best efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the ESOP and the proposed allocations as may be requested by the IRS as a condition to its issuance of a favorable determination letter). ALFC and following the Effective Time, FFC, will adopt such amendments to the ALFC ESOP as may be reasonably required by the IRS as a condition to granting such favorable determination letter on termination. Neither ALFC, nor following the Effective Time, FFC shall make any distribution from the ALFC ESOP except as may be required by applicable law until receipt of such favorable determination letter. In the case of a conflict between the terms of this Section and the terms of the ALFC ESOP, the terms of the ALFC ESOP shall control, however, in the event of any such conflict, ALFC before the Merger, and FFC, after the Merger, shall use their best efforts to cause the ALFC ESOP to be amended to conform to the requirements of this Section.

7.7.3 In the event of any termination of any ALFC or Atlantic Liberty Savings, F.A. health plan or consolidation of any such plan with any FFC or Flushing Savings Bank, FSB health plan, FFC shall make available to employees of ALFC or Atlantic Liberty Savings, F.A. who continue employment with FFC or a FFC Subsidiary (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to FFC employees. Unless a Continuing Employee affirmatively terminates coverage under a ALFC health plan prior to the time that such Continuing Employee becomes eligible to participate in the FFC health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the ALFC health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of FFC and their dependents. In the event of a termination or consolidation of any ALFC health plan, terminated ALFC employees and qualified beneficiaries will have the right to continued coverage under group health plans of FFC in accordance with Code Section 4980B(f), consistent with the provisions below. In the event of any termination of any ALFC health plan, or consolidation of any ALFC health plan with any FFC health plan, individuals covered by the ALFC health plan shall be entitled to immediate coverage under the FCC health plan in accordance with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights. All ALFC employees who cease participating in a ALFC health plan and become participants in a comparable FFC health plan shall receive credit for any co-payment and deductibles paid under ALFC’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the FFC health plan, upon substantiation, in a form satisfactory to FFC that such co-payment and/or deductible has been satisfied.

7.7.4 Effective as of the Closing Date, FFC shall establish an Advisory Board (the “Advisory Board”). Each person who serves on the Board of Directors of ALFC or Atlantic Liberty Savings, F.A. both on the date of this Agreement and immediately prior to the Effective Time and the current Corporate Secretary of ALFC, shall be appointed to the Advisory Board effective immediately following the Effective Time. The Advisory Board shall meet quarterly, and each advisory board member shall receive an annual retainer of $15,000 and a quarterly advisory board fee of $1,000. The advisory board fee shall be paid quarterly for each meeting attended. The Advisory Board shall be continued for a period of three years.

7.8 Directors and Officers Indemnification and Insurance.

7.8.1 FFC shall maintain, or shall cause Flushing Savings Bank, FSB to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies maintained by ALFC (provided, that FFC may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall FFC be required to expend annually pursuant to this Section 7.9.1 more than 150% of the annual cost currently expended by ALFC with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceed the Maximum Amount, FFC shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In connection with the foregoing, ALFC agrees in order for FFC to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

7.8.2 In addition to Section 7.8.1, for a period of six years after the Effective Time, FFC shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of ALFC or an ALFC Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of FFC, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of ALFC or a ALFC Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the “Indemnified Liabilities”), to the fullest extent permitted under Delaware law (to the extent not prohibited by federal law), FFC’s Certificate of Incorporation and Bylaws, and under ALFC’s Certificate of Incorporation and Bylaws. FFC shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by Delaware law (to the extent not prohibited by federal law) upon receipt of an undertaking to repay such advance payments if the Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.8.2 upon learning of any Claim, shall notify FFC (but the failure so to notify FFC shall not relieve it from any liability which it may have under this Section 7.8.2, except to the extent such failure materially prejudices FFC) and shall deliver to FFC the undertaking referred to in the previous sentence. In the event of any such Claim (whether arising before or after the Effective Time) (1) FFC shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption FFC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if FFC elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between FFC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and FFC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) except to the extent otherwise required due to conflicts of interest, FFC shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received unless there is a conflict of interest that necessitates more than one law firm, (3) FFC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (4) no Indemnified Party shall be entitled to indemnification hereunder with respect to a matter as to which (x) he shall have been adjudicated in any proceeding not to have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of ALFC or any ALFC Subsidiary, or (y) in the event that a proceeding is compromised or settled so as to impose any liability or obligation upon an Indemnified Party, if there is a determination that with respect to said matter said Indemnified Party did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of ALFC or any ALFC Subsidiary. Such determination shall be made in accordance with the DGCL.

7.8.3 In the event that either FFC or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of FFC shall assume the obligations set forth in this Section 7.8.

7.8.4 The obligations of FFC provided under this Section 7.8 are intended to be enforceable against FFC directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of FFC. FFC shall pay all reasonable costs, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 7.8 to the fullest extent permitted under applicable law.

7.9 Stock Listing.

FFC agrees to list on the NASDAQ (or such other national securities exchange on which the shares of the FFC Common Stock shall be listed as of the Closing Date), subject to official notice of issuance, the shares of FFC Common Stock to be issued in the Merger.

7.10 Stock and Cash Reserve.

FFC agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of FFC Common Stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7 .11 Section 16(b) Exemption.

FFC and ALFC agree that, both prior to and after the Effective Time, it is desirable that ALFC Insiders (as defined below) not be subject to a risk of liability under Section 16(b) of the Exchange Act, to the fullest extent permitted by applicable law, in connection with the conversion of shares of ALFC Common Stock into shares of FFC in the Merger, and for that purpose agree to the provisions of this Section 7.11. Assuming that ALFC delivers to FFC the ALFC Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the Board of Directors of FFC, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the ALFC Insiders (as defined below) of FFC Common Stock in exchange for shares of ALFC Common Stock, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the ALFC Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “ALFC Section 16 Information” shall mean information accurate in all material respects regarding the ALFC Insiders and the number of shares of ALFC Common Stock held by each such ALFC Insider and expected to be exchanged for FFC Common Stock in the Merger. “ALFC Insiders” shall mean those officers and directors of ALFC who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are expected to be subject to Section 16(a) of the Exchange Act with respect to FFC Common Stock subsequent to the Effective Time.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1 Meetings of Stockholders.

8.1.1 ALFC will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders, which may be an annual meeting, for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in ALFC’s reasonable judgment, necessary or desirable (the “ALFC Stockholders Meeting”), (ii) in connection with the solicitation of proxies with respect to the ALFC Stockholders Meeting, have its Board of Directors recommend approval of this Agreement to the ALFC stockholders; and (iii) cooperate and consult with FFC with respect to each of the foregoing matters. The Board of Directors of ALFC may fail to make such a recommendation referred to in clause (ii) above, or withdraw, modify or change any such recommendation only if such Board of Directors, after having consulted with and considered the advice of its outside financial and legal advisors, has determined that the making of such recommendation, or the failure so to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of such directors under applicable law.

8.2 Proxy Statement-Prospectus; Merger Registration Statement.

8.2.1 For the purposes (x) of registering FFC Common Stock to be offered to holders of ALFC Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the ALFC Stockholders Meeting, FFC shall draft and prepare, and ALFC shall cooperate in the preparation of, the Merger Registration Statement, including a proxy statement/prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by ALFC to the ALFC stockholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). FFC shall provide ALFC and its counsel with appropriate opportunity to review and comment on the Proxy Statement-Prospectus prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. Provided that ALFC has reasonably cooperated in all material respects as described in Section 8.2.2 below, FFC shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of FFC and ALFC shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and ALFC shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. FFC shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and ALFC shall furnish all information concerning ALFC and the holders of ALFC Common Stock as may be reasonably requested in connection with any such action.

8.2.2 ALFC shall provide FFC with any information concerning itself that FFC may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and FFC shall notify ALFC promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide promptly to ALFC copies of all correspondence between FFC or any of its representatives and the SEC. FFC shall give ALFC and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give ALFC and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of FFC and ALFC agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of ALFC Common Stock entitled to vote at the ALFC Stockholders Meeting hereof at the earliest practicable time.

8.2.3 ALFC and FFC shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, ALFC shall cooperate with FFC in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and FFC shall file an amended Merger Registration Statement with the SEC, and ALFC shall mail an amended Proxy Statement-Prospectus to ALFC’s stockholders.

8.3 Regulatory Approvals.

Each of ALFC and FFC will cooperate with the other and use all reasonable efforts to promptly prepare and file all necessary documentation to obtain the Regulatory Approvals. ALFC and FFC will furnish each other and each other’s counsel with all information concerning themselves, their respective Subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any application, petition or other statement made by or on behalf of ALFC or FFC to any Bank Regulator or governmental body in connection with the Merger and the other transactions contemplated by this Agreement. Each party acknowledges that time is of the essence in connection with the preparation and filing of the documentation referred to above. ALFC shall have the right to review and approve in advance all characterizations of the information relating to ALFC and any of the ALFC Subsidiaries which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In addition, ALFC and FFC shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any governmental body prior to its filing.

8.4 Affiliates.

ALFC shall use all reasonable efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of ALFC to deliver to FFC, as soon as practicable after the date of this Agreement, and at least thirty (30) days prior to the Closing Date, a written agreement, in the form of Exhibit C hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of FFC Common Stock to be received by such “affiliate” as a result of the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE IX

CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1 Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of ALFC.

9.1.2 Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction, and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3 Regulatory Approvals. All required Regulatory Approvals shall have been obtained and shall remain in full force and effect and all waiting periods relating thereto shall have expired; and no such Regulatory Approval shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of FFC, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of ALFC, Atlantic Liberty Savings, F.A. and FFC or otherwise materially impair the value of ALFC or Atlantic Liberty Savings, F.A. to FFC.

9.1.4 Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of FFC Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5 NASDAQ Listing. The shares of FFC Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

9.1.6 Tax Opinions. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, FFC shall have received an opinion of Thacher Proffitt & Wood LLP reasonably acceptable in form and substance to FFC, and ALFC shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C. reasonably acceptable in form and substance to ALFC, each dated as of the Closing Date, substantially to the effect that, for Federal income tax purposes:

(A) The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

(B) The merger of Atlantic Liberty Savings, F.A. into Flushing Savings Bank, FSB will not adversely affect the Merger qualifying as a Reorganization within the meaning of Section 368(a) of the Code;

(C) No gain or loss will be recognized by FFC, Flushing Savings Bank, FSB, ALFC or Atlantic Liberty Savings, F.A. by reason of the Merger;

(D) The exchange of ALFC Common Stock to the extent exchanged for FFC Common Stock will not give rise to recognition of gain or loss for Federal income tax purposes to the stockholders of ALFC;

(E) The basis of the FFC Common Stock to be received (including any fractional shares deemed received for tax purposes) by a ALFC stockholder will be the same as the basis of the ALFC Common Stock surrendered pursuant to the Merger in exchange therefor, increased by any gain recognized by such ALFC stockholder as a result of the Merger and decreased by any cash received by such ALFC stockholder in the Merger; and

(F) The holding period applicable to the shares of FFC Common Stock to be received by a stockholder of ALFC will include the period during which the stockholder held the shares of ALFC Common Stock surrendered in exchange therefor, provided the ALFC Common Stock surrendered is held as a capital asset at the Effective Time.

9.2 Conditions to the Obligations of FFC under this Agreement.

The obligations of FFC under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.5 at or prior to the Closing Date:

9.2.1 Representations and Warranties. Each of the representations and warranties of ALFC set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made at the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 4.1; and ALFC shall have delivered to FFC a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of ALFC as of the Effective Time.

9.2.2 Agreements and Covenants. ALFC shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and FFC shall have received a certificate signed on behalf of ALFC by the Chief Executive Officer and Chief Financial Officer of ALFC to such effect dated as of the Effective Time.

9.2.3 Permits, Authorizations, Etc. ALFC and the ALFC Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

ALFC will furnish FFC with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as FFC may reasonably request.

9.3 Conditions to the Obligations of ALFC under this Agreement.

The obligations of ALFC under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:

9.3.1 Representations and Warranties. Each of the representations and warranties of FFC set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the

Effective Time with the same effect as though all such representations and warranties had been made at the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 5.1; and FFC shall have delivered to ALFC a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of FFC as of the Effective Time.

9.3.2 Agreements and Covenants. FFC shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and ALFC shall have received a certificate signed on behalf of FFC by the Chief Executive Officer and Chief Financial Officer of FFC to such effect dated as of the Effective Time.

9.3.3 Permits, Authorizations, Etc. FFC and its Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger, the failure to obtain which would have a Material Adverse Effect on FFC and the FFC Subsidiaries, taken as a whole.

9.3.4 Payment of Merger Consideration. FFC shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide ALFC with a certificate evidencing such delivery.

FFC will furnish ALFC with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as ALFC may reasonably request.

ARTICLE X

THE CLOSING

10.1 Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Thacher Proffitt & Wood LLP, 2 World Financial Center, New York, New York 10281, at 10:00 a.m., or at such other place or time upon which FFC and ALFC mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Thacher Proffitt & Wood LLP, 2 World Financial Center, New York, New York 10281, at 10:00 a.m. on the day prior to the Closing Date.

10.2 Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to FFC and ALFC the opinions, certificates, and other documents and instruments required to be delivered at the Closing under Article IX hereof. At or prior to the Closing, FFC shall deliver the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1 Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the stockholders of ALFC:

11.1.1 At any time by the mutual written agreement of FFC and ALFC;

11.1.2 By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party;

11.1.3 By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party;

11.1.4 At the election of either party, if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by FFC and ALFC; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5 By either party, if the stockholders of ALFC shall have voted at the ALFC Stockholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

11.1.6 By either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, (ii) any Bank Regulator whose approval or nonobjection is required in connection with this Agreement and the transactions contemplated hereby has stated that it will not issue the required approval or nonobjection, or (iii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable;

11.1.7 By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement;

11.1.8 By the Board of Directors of FFC if ALFC has received a Superior Proposal and the Board of Directors of ALFC has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, withdrawn its recommendation of this Agreement, has failed to make such recommendation or has modified or qualified its recommendation in a manner adverse to FFC;

11.1.9 By the Board of Directors of ALFC if ALFC has received a Superior Proposal and the Board of Directors of ALFC has made a determination to accept such Superior Proposal; provided that ALFC shall not terminate this Agreement pursuant to this Section 11.1.9 and enter in a definitive agreement with respect to the Superior Proposal until the expiration of five business days following

FFC’s receipt of written notice advising FFC that ALFC has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing) identifying the person making the Superior Proposal and stating whether ALFC intends to enter into a definitive agreement with respect to the Superior Proposal. After providing such notice, ALFC shall provide a reasonable opportunity to FFC during the five-day period to make such adjustments in the terms and conditions of this Agreement as would enable ALFC to proceed with the Merger on such adjusted terms; or

11.1.10 By ALFC, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the five business-day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) The FFC Market Value on the Determination Date is less than 85% of the Initial FFC Market Value, adjusted to reflect any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction by FFC between the date of this Agreement and the Determination Date; and

(ii) the number obtained by dividing the FFC Market Value on the Determination Date by the Initial FFC Market Value shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.15; subject, however, to the following three sentences. If ALFC elects to exercise its termination right pursuant to this Section 11.1.10, it shall give prompt written notice thereof to FFC. During the five business-day period commencing with its receipt of such notice, FFC shall have the option to increase the consideration to be received by the holders of ALFC Common Stock who elect to receive FFC Common Stock hereunder by adjusting the Exchange Ratio to one of the following quotients at its sole discretion: (i) a quotient, the numerator of which is equal to the product of the Initial FFC Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15, and the denominator of which is equal to the FFC Market Value on the Determination Date; or (ii) the quotient determined by dividing the Initial FFC Market Value by the FFC Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.85. If FFC so elects, it shall give, within such five business-day period, written notice to ALFC of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 11.1.10, the following terms shall have the meanings indicated below:

“Acquisition Transaction” shall mean (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the relevant companies; or (iv) an agreement or commitment by the relevant companies to take any action referenced above.

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the weighting set forth opposite such company’s name in the definition of Index Group below.

“Final Price,” with respect to any company belonging to the Index Group, means the average of the daily closing sales prices of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the twenty consecutive trading days immediately preceding the Determination Date.

“Index Group” means the financial institution holding companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction involving such company publicly announced at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that the common stock of any such company ceases to be publicly traded or an Acquisition Proposal for such company to be acquired, or for such company to acquire another company in a transaction with a value exceeding 25% of the acquiror’s market capitalization based on the table below, is announced at any time during the period beginning on the date of this Agreement and ending on the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The financial institution holding companies and the weights attributed to them are as follows:

Peer Group Index

Component Companies

	Trading Symbol	Company	Exchange	City	ST	Market Cap ($M)	Weight (%)
1	ABCW	Anchor BanCorp Wisconsin	NASDAQ	Madison	WI	$686.5	4.7414
2	BKMU	Bank Mutual Corp.	NASDAQ	Milwaukee	WI	$669.6	4.6251
3	BBX	BankAtlantic Bancorp Inc.	NYSE	Fort Lauderdale	FL	$783.3	5.4100
4	BFIN	BankFinancial Corp.	NASDAQ	Burr Ridge	IL	$361.4	2.4960
5	BKUNA	BankUnited Financial Corp.	NASDAQ	Coral Gables	FL	$765.1	5.2845
6	BHLB	Berkshire Hills Bancorp Inc.	NASDAQ	Pittsfield	MA	$280.6	1.9382
7	BRKL	Brookline Bancorp Inc.	NASDAQ	Brookline	MA	$857.9	5.9253
8	CFCP	Coastal Financial Corp.	NASDAQ	Myrtle Beach	SC	$263.7	1.8212
9	CCBI	Commercial Capital Bancorp	NASDAQ	Irvine	CA	$945.4	6.5295
10	DCOM	Dime Community Bancshares Inc.	NASDAQ	Brooklyn	NY	$554.1	3.8273
11	FFFL	Fidelity Bankshares Inc.	NASDAQ	West Palm Beach	FL	$777.6	5.3710
12	FFCH	First Financial Holdings Inc.	NASDAQ	Charleston	SC	$372.3	2.5716
13	FPFC	First Place Financial Corp.	NASDAQ	Warren	OH	$356.1	2.4597
14	FED	FirstFed Financial Corp.	NYSE	Santa Monica	CA	$867.4	5.9911
15	FBTX	Franklin Bank Corp.	NASDAQ	Houston	TX	$420.3	2.9029
16	HARB	Harbor Florida Bancshares Inc.	NASDAQ	Fort Pierce	FL	$929.8	6.4223
17	KNBT	KNBT Bancorp Inc.	NASDAQ	Bethlehem	PA	$520.2	3.5932
18	NASB	NASB Financial Inc.	NASDAQ	Grandview	MO	$321.9	2.2235
19	OCFC	OceanFirst Financial Corp.	NASDAQ	Toms River	NJ	$308.9	2.1336
20	PRTR	Partners Trust Financial	NASDAQ	Utica	NY	$592.2	4.0900
21	PFSB	PennFed Financial Services Inc.	NASDAQ	West Orange	NJ	$250.7	1.7314
22	PFB	PFF Bancorp Inc.	NYSE	Pomona	CA	$761.8	5.2615
23	PBNY	Provident New York Bancorp	NASDAQ	Montebello	NY	$510.3	3.5248
24	TONE	TierOne Corp.	NASDAQ	Lincoln	NE	$550.0	3.7988
25	UCFC	United Community Finl Corp.	NASDAQ	Youngstown	OH	$363.0	2.5072
26	WSFS	WSFS Financial Corp.	NASDAQ	Wilmington	DE	$408.1	2.8188

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means the sum of the per share closing sales price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded on the trading day immediately preceding the public announcement of this Agreement.

“Initial FFC Market Value” means the average of the daily closing sales prices of a share of FFC Common Stock, as reported on NASDAQ, for the twenty consecutive trading days immediately preceding the public announcement of this Agreement, adjusted to reflect any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction by FFC between the date of this Agreement and the Determination Date.

“FFC Market Value” shall be the average of the daily closing sales prices of a share of FFC Common Stock as reported on NASDAQ for the twenty consecutive trading days immediately preceding the Determination Date.

If any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 11.1.11.

11.2 Effect of Termination.

11.2.1 In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2 If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder, except as provided in Section 11.2.2(F) below.

(C) As a condition of FFC’s willingness, and in order to induce FFC to enter into this Agreement, and to reimburse FFC for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, ALFC hereby agrees to pay FFC, and FFC shall be entitled to payment of, a fee of $2,500,000 (the “ALFC Fee”), within three business days after written demand for payment is made by FFC, following the occurrence of any of the events set forth below:

(i) ALFC terminates this Agreement pursuant to Section 11.1.9 or FFC terminates this Agreement pursuant to Section 11.1.8; or

(ii) The entering into a definitive agreement by ALFC relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving ALFC within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by FFC pursuant to Section 11.1.2 or 11.1.3 because of a willful breach by ALFC or any ALFC Subsidiary; or (ii) the failure of the stockholders of ALFC to approve this Agreement after the occurrence of an Acquisition Proposal.

(D) If demand for payment of the ALFC Fee is made pursuant to Section 11.2.2(C) and payment is timely made, then FFC will not have any other rights or claims against ALFC or the ALFC Subsidiaries, or their respective officers and directors, under this Agreement, it being agreed that the acceptance of the ALFC Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of FFC against ALFC and the ALFC Subsidiaries and their respective officers and directors.

(E) As a condition of ALFC’s willingness, and in order to induce ALFC to enter into this Agreement, and to reimburse ALFC for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, FFC hereby agrees to pay ALFC, and ALFC shall be entitled to payment of, a fee of $1,000,000 (the “FFC Fee”), within three business days after written demand for payment is made by ALFC, following the termination of the Agreement by ALFC pursuant to Section 11.1.2 or 11.1.3 because of a willful breach by FFC or any FFC Subsidiary.

(F) If demand for payment of the FFC Fee is made pursuant to Section 11.2.2(E) and payment is timely made, then ALFC will not have any other rights or claims against FFC or the FFC Subsidiaries, or their respective officers and directors, under this Agreement, it being agreed that the acceptance of the FFC fee under Section 11.2.2(E) will constitute the sole and exclusive remedy of ALFC against FFC and the FFC Subsidiaries and their respective officers and directors.

11.3 Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the stockholders of ALFC), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the stockholders of ALFC, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or value, or changes the form of, the Merger Consideration to be delivered to ALFC’s stockholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any termination of this Agreement pursuant to Article XI may only be effected upon a vote of a majority of the entire Board of Directors of the terminating party.

ARTICLE XII

MISCELLANEOUS

12.1 Confidentiality.

Except as specifically set forth herein, FFC and ALFC mutually agree to be bound by the terms of the confidentiality agreements dated October 28, 2005 and December 1, 2005 (the “Confidentiality Agreements”) previously executed by the parties hereto, which Confidentiality Agreements are hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2 Public Announcements.

ALFC and FFC shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither ALFC nor FFC shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release or other public announcement or communication has been mutually agreed upon by the parties hereto.

12.3 Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto shall expire and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4 Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to ALFC, to:	Barry M. Donohue President and Chief Executive Officer Atlantic Liberty Financial Corp. 186 Montague Street Brooklyn, New York 11201

With required copies to:	Alan Schick Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, NW Suite 400 Washington, DC 20015 Fax: (202) 362-2902

If to FFC, to:	John R. Buran President and Chief Executive Officer Flushing Financial Corporation 1979 Marcus Avenue, Suite E140 Lake Success, New York 11042 Fax: 516-358-5244

With required copies to:	Douglas J. McClintock Thacher Proffitt & Wood LLP 2 World Financial Center New York, New York 10281 Fax: (212) 912-7751

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three business days after being delivered to the U.S. mail, postage prepaid; or (c) one business day after being delivered to the overnight courier.

12.5 Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that (except as provided in Article III and Section 7.8 of this Agreement) nothing in this Agreement is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

12.6 Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, together with the Confidentiality Agreements referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other, than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7 Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

12.8 Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity,

illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9 Governing Law.

This Agreement shall be governed by the laws of the State of New York, without giving effect to its principles of conflicts of laws.

12.10 Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.

12.11 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, FFC and ALFC have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
Name: John R. Buran
Title: President and Chief Executive Officer

ATLANTIC LIBERTY FINANCIAL CORP.

By:	/s/ Barry M. Donohue
Name: Barry M. Donohue
Title: President and Chief Executive Officer

Appendix B

Delaware General Corporation Law

Section 262

§ 262. Appraisal rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX C

Fairness Opinion dated December 20, 2005 of Sandler O’Neill

December 20, 2005

Board of Directors

Atlantic Liberty Financial Corp.

186 Montague Street

Brooklyn, NY 11201-3606

Ladies and Gentlemen:

Atlantic Liberty Financial Corp. (“Atlantic Liberty”) and Flushing Financial Corporation (“Flushing”), have entered into an Agreement and Plan of Merger, dated as of December 20, 2005 (the “Agreement”), pursuant to which Atlantic will be merged with and into Flushing, with Flushing being the surviving entity (the “Merger”) and immediately thereafter Atlantic Liberty Savings, F.A., a wholly owned subsidiary of Atlantic Liberty, will be merged with and into Flushing Savings Bank, FSB, a wholly owned subsidiary Flushing. Under the terms of the Agreement, upon consummation of the Merger, each share of Atlantic Liberty common stock issued and outstanding immediately prior to the Merger (the “ALFC Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) $24.00 in cash (the “Cash Consideration”), (b) 1.4300 shares (the “Exchange Ratio”) of Flushing common stock (the “Stock Consideration”) or (c) a combination of the Cash Consideration and the Stock Consideration (the “Cash/Stock Consideration”) and each subject to the election and allocation procedures set forth in the Agreement, which provide generally, among other things, that 65% of the total shares of ALFC Common Stock issued and outstanding at the Effective Time, including any Dissenting Shares but excluding any Treasury Stock, shall be converted into the Stock Consideration and the remaining outstanding shares of ALFC Common Stock shall be converted into the Cash Consideration. For purposes of this opinion, the Stock Consideration, the Cash Consideration and the Cash/Stock Consideration are hereinafter referred to collectively as the “Merger Consideration”. Cash will be paid in lieu of fractional shares in an amount determined by taking the product of the relevant fraction and the average of the daily closing sales prices of a share of FFC common stock as reported on the NASDAQ for the five consecutive trading days immediately preceding the Closing Date. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of ALFC Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Atlantic Liberty that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Flushing

Board of Directors

Atlantic Liberty Financial Corp.

December 20, 2005

that we deemed relevant; (iv) an internal budget for Atlantic Liberty for the year ending December 31, 2005 prepared by and reviewed with senior management of Atlantic Liberty and estimates of earnings for Atlantic Liberty for the years ending December 31, 2006 and 2007 furnished by and reviewed with senior management of Atlantic Liberty; (v) median estimates of earnings per share for Atlantic Liberty for the years ending December 31, 2005 and 2006 and estimates of earnings per share growth rates for the years thereafter, in each case, published by I/B/E/S and reviewed with senior management of Atlantic Liberty; (vi) an internal budget for Flushing for the year ending December 31, 2005 prepared by and reviewed with management of Flushing and earnings estimates for Flushing for the years ending December 31, 2006 and 2007 furnished by and reviewed with senior management of Flushing; (vii) estimates of earnings per share for Flushing for the years ending December 31, 2006 and 2007 and estimates of earnings per shares growth rates for the years thereafter, in each case, published by I/B/E/S and reviewed with senior management of Flushing; (vii) the pro forma financial impact of the Merger on Flushing, based on assumptions relating to transaction expenses, purchase accounting adjustments and certain cost savings projected by the senior management of Atlantic Liberty and Flushing; (viii) the publicly reported historical price and trading activity for Atlantic Liberty’s and Flushing’s common stock, including a comparison of certain financial and stock market information for Atlantic Liberty and Flushing with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) to the extent publicly available, the financial terms of certain recent business combinations in the banking industry; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

We also discussed with certain members of senior management of Atlantic Liberty the business, financial condition, results of operations and prospects of Atlantic Liberty and had similar discussions with certain members of senior management of Flushing the business, financial condition, results of operations and prospects of Flushing.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Atlantic Liberty and Flushing or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Atlantic Liberty and Flushing that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Atlantic Liberty or Flushing or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

Board of Directors

Atlantic Liberty Financial Corp.

December 20, 2005

We did not make an independent evaluation of the adequacy of the allowance for loan losses of Atlantic Liberty or Flushing nor have we reviewed any individual credit files relating to Atlantic Liberty or Flushing. We have assumed, with your consent, that the respective allowances for loan losses for both Atlantic Liberty and Flushing are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for Atlantic Liberty and Flushing and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Atlantic Liberty and Flushing and used by Sandler O’Neill in its analyses, Atlantic Liberty’s and Flushing’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Atlantic Liberty and Flushing and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Atlantic Liberty’s and Flushing’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Atlantic Liberty and Flushing will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Atlantic Liberty has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Flushing’s common stock will be when issued to Atlantic Liberty’s shareholders pursuant to the Agreement or the prices at which the common stock of Atlantic Liberty or Flushing may trade at any time.

We have acted as Atlantic Liberty’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Atlantic Liberty has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for Atlantic Liberty and have received compensation for such services. In addition, as we have previously advised you, we have in the past provided certain investment banking services to Flushing and have received compensation for such services and may

Board of Directors

Atlantic Liberty Financial Corp.

December 20, 2005

provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Atlantic Liberty and Flushing and their affiliates. We may also actively trade the equity or debt securities of Atlantic Liberty and Flushing or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Atlantic Liberty and does not constitute a recommendation to any shareholder of Atlantic Liberty as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of ALFC Common Stock as of the date hereof and does not address the underlying business decision of Atlantic Liberty to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Atlantic Liberty or the effect of any other transaction in which Atlantic Liberty might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of ALFC Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

APPENDIX D

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

All schedules are omitted as the required information is either not applicable or is presented in the consolidated financial statements or notes thereto.

Atlantic Liberty Financial Corp.

186 Montague Street

Brooklyn, NY 11201-3601

Tel:   (718) 855-3555

Fax: (718) 834-8340

Management of the Atlantic Liberty Financial Corp. and Subsidiary is responsible for the preparation of the consolidated financial statements and all other financial information included in this report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. All financial information included in the report agreed with the financial statements. In preparing the consolidated financial statements, management makes informed estimates and judgments with consideration given to materiality about the expected results of various events and transactions.

Management maintains a system of internal accounting controls that includes personnel selection, appropriate division of responsibilities, and formal procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between the cost of systems of internal control and the benefits derived.

Management reviews its system of accounting and internal control in light of changes in conditions and operations as well as in -response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors, through its Audit Committee of non-management Directors, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the control operations. The Board appoints the independent certified public accountants. The Audit Committee meets with management and the independent certified public accountants, approves the overall scope of audit work and related fee arrangements, and reviews audit reports and findings.

/s/ Barry M. Donohue	/s/ William M. Gilfillan
Barry M. Donohue,	William M. Gilfillan,
President & CEO	Executive Vice President & CFO

May 13, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

Atlantic Liberty Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Atlantic Liberty Financial Corp. (the “Company”) and Subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlantic Liberty Financial Corp. and Subsidiary as of March 31, 2005 and 2004, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Pine Brook, New Jersey

May 13, 2005

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

		March 31,
	Notes	2005	2004
Assets
Cash and amounts due from depository institutions		$1,260,911	$1,275,674
Interest-bearing deposits		5,103,144	2,284,204

Cash and cash equivalents	1 and 14	6,364,055	3,559,878
Securities available for sale	1, 2 and 14	2,939,984	3,420,727
Investment securities held to maturity	1, 3 and 14	4,007,709	2,016,272
Mortgage-backed securities held to maturity	1, 4, 9 and 14	41,977,526	30,690,870
Loans receivable	1, 5, 9 and 14	120,147,619	113,058,535
Premises and equipment	1 and 7	1,651,861	1,512,798
Federal Home Loan Bank of New York stock	9	2,167,500	1,160,000
Interest receivable	1, 6 and 14	864,006	721,824
Deferred tax asset	1 and 11	381,257	370,100
Other assets	10	3,472,471	3,491,798

Total assets		$183,973,988	$160,002,802

Liabilities and stockholders’ equity
Liabilities
Deposits	8 and 14	$109,103,031	$107,861,276
Advances from Federal Home Loan Bank of New York	9 and 14	43,350,000	23,200,000
Borrowers escrow for taxes and insurance		1,061,827	944,908
Other liabilities	10	2,632,373	1,765,821

Total liabilities		156,147,231	133,772,005

Commitments and contingencies	13 and 14	—	—
Stockholders’ equity:	10, 11 and 12
Preferred stock; $0.10 par value; 500,000 shares authorized; none issued and outstanding		—	—
Common stock; $0.10 par value; 6,000,000 shares authorized; shares issued 1,710,984; shares outstanding - 1,683,224 (2005) and 1,691,584 (2004)		171,098	171,098
Additional paid-in capital		16,495,194	16,365,898
Retained earnings-substantially restricted		12,708,507	11,114,813
Unearned ESOP shares		(923,931)	(1,060,811)
Accumulated other comprehensive (loss) income		(30,271)	23,898
Treasury stock, at cost; 27,760 shares (2005) and 19,400 shares (2004)		(593,840)	(384,099)

Total stockholders’ equity		27,826,757	26,230,797

Total liabilities and stockholders’ equity		$183,973,988	$160,002,802

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

		Year Ended March 31,
	Notes	2005	2004
Interest income:
Loans	1 and 5	$7,604,057	$7,160,925
Mortgage-backed securities held to maturity	1	1,810,092	958,880
Securities available for sale	1	143,331	102,863
Investment securities held to maturity	1	139,483	98,219
Other interest-earning assets		120,732	68,900

Total interest income		9,817,695	8,389,787

Interest expense:
Deposits	8	1,665,755	1,739,530
Advances		1,148,760	397,717
Escrow		14,869	13,393

Total interest expense		2,829,384	2,150,640

Net interest income		6,988,311	6,239,147
Provision for loan losses	1 and 5	125,000	—

Net interest income after provision for loan losses		6,863,311	6,239,147

Non-interest income:
Fees and service charges		426,924	219,471
Miscellaneous		1,041,025	194,485

Total non-interest income		1,467,949	413,956

Non-interest expenses:
Salaries and employee benefits	1 and 10	2,828,152	2,480,496
Directors’ compensation	10	234,423	163,233
Occupancy expenses, net	1	161,998	161,097
Equipment	1	413,819	374,821
Advertising		35,441	35,546
Federal insurance premium		16,503	17,873
Legal fees		291,133	179,889
Miscellaneous		819,616	762,757

Total non-interest expenses		4,801,085	4,175,712

Income before income taxes		3,530,175	2,477,391
Income taxes	1 and 11	1,496,273	1,094,092

Net income		$2,033,902	$1,383,299

Net income per common share:	1
Basic		$1.28	$0.87

Diluted		$1.27	$0.86

Weighted average number of common shares outstanding:	1
Basic		1,590,902	1,595,947

Diluted		1,605,979	1,600,424

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings - Substantially Restricted	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance - March 31, 2003	$171,098	$16,141,335	$9,975,842	$(1,197,691)	—	—	$25,090,584

Net income	—	—	1,383,299	—	—	—	1,383,299
Unrealized gain on securities available for sale	—	—	—	—	23,898	—	23,898

Comprehensive income							1,407,197

Cash dividends	—	—	(244,328)	—	—	—	(244,328)
ESOP shares committed to be released	—	119,051	—	136,880	—	—	255,931
Amortization of unearned MRP shares	—	105,512	—	—	—	—	105,512
Treasury stock, at cost	—	—	—	—	—	(384,099)	(384,099)

Balance - March 31, 2004	171,098	16,365,898	11,114,813	(1,060,811)	23,898	(384,099)	26,230,797

Net income	—	—	2,033,902	—	—	—	2,033,902
Unrealized (loss) on securities available for sale	—	—	—	—	(54,169)	—	(54,169)

Comprehensive income							1,979,733

Cash dividends	—	—	(428,057)	—	—	—	(428,057)
ESOP shares committed to be released	—	135,332	—	136,880	—	—	272,212
Amortization of unearned MRP shares	—	316,535	—	—	—	—	316,535
Acquisition of MRP shares	—	(316,628)	(12,151)	—	—	328,779	—
Sale of treasury stock	—	(5,943)	—	—	—	56,189	50,246
Purchase of treasury stock, at cost	—	—	—	—	—	(594,709)	(594,709)

Balance - March 31, 2005	$171,098	$16,495,194	$12,708,507	$(923,931)	$(30,271)	$(593,840)	$27,826,757

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$2,033,902	$1,383,299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	178,200	165,201
Accretion of deferred fees, premiums and discounts, net	(19,602)	148,939
Provision for loan losses	125,000	—
(Increase) in interest receivable	(142,182)	(49,604)
Deferred income tax expense (benefit)	11,194	(63,199)
Decrease (increase) in other assets	19,327	(413,837)
Increase (decrease) in other liabilities	866,552	(337,906)
Amortization of cost of stock contributed to MRP	316,535	105,512
ESOP shares committed to be released	272,212	255,931

Net cash provided by operating activities	3,661,138	1,194,336

Cash flows from investing activities:
Purchases of:
Securities available for sale	(2,000,000)	(2,300,000)
Investment securities held to maturity	(2,999,500)	(1,000,000)
Mortgage-backed securities held to maturity	(20,042,961)	(19,653,928)
Loan participations	(11,545,421)	(8,357,288)
Proceeds from calls, maturities and principal repayments on:
Securities available for sale	2,395,827	592,916
Investment securities held to maturity	1,000,000	—
Mortgage-backed securities held to maturity	8,705,159	9,768,693
Net decrease (increase) in loans receivable	4,418,544	(3,978,207)
Additions to premises and equipment	(317,263)	(62,066)
Purchase of Federal Home Loan Bank of New York stock	(1,187,500)	(277,600)
Redemption of Federal Home Loan Bank of New York stock	180,000	20,000

Net cash (used in) investing activities	(21,393,115)	(25,247,480)

Cash flows from financing activities:
Net increase in deposits	1,241,755	346,128
Advances from Federal Home Loan Bank of New York	26,750,000	22,000,000
Repayment of advances from Federal Home Loan Bank of New York	(6,600,000)	(400,000)
Net increase in borrowers escrow for taxes and insurance	116,919	58,828
Proceeds from sale of treasury stock	50,246	—
Cash dividends	(428,057)	(244,328)
Purchase of treasury stock	(594,709)	(384,099)

Net cash provided by financing activities	20,536,154	21,376,529

Net increase (decrease) in cash and cash equivalents	2,804,177	(2,676,615)
Cash and cash equivalents - beginning	3,559,878	6,236,493

Cash and cash equivalents - ending	$6,364,055	$3,559,878

Supplemental information:
Cash paid during the period for:
Interest on deposits and borrowings	$2,780,362	$2,099,452

Income taxes	$1,482,669	$1,176,249

See notes to consolidated financial statements.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and basis of consolidated financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Atlantic Liberty Savings, F.A. (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank’s principal business consists of attracting retail deposits from the general public in the areas surrounding its two locations in Brooklyn, New York and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans, multi-family and commercial real estate loans, mortgage-backed securities and various other investment securities. One-to four-family residential real estate in the Bank’s market areas is characterized by a large number of attached and semi-detached houses, including a number of two-and three-family homes and cooperative apartments. Revenues are derived principally from the interest on loans, securities, loan origination and servicing fees, and service charges and fees collected on deposit accounts. The primary sources of funds are deposits and principal and interest payments on loans and securities.

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the assessment of prepayment risk associated with mortgage-backed securities and the amount of deferred taxes which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized and that all deferred taxes are more likely than not to be realized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the Bank’s market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. The assessment of the amount of deferred tax assets more likely than not to be realized is based upon projected future taxable income, which is subject to continual revisions for updated information.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Cash and cash equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks with original maturities of three months or less.

Securities

Investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, if applicable, reported in the accumulated other comprehensive income component of stockholders’ equity.

Premiums and discounts on all securities are amortized or accreted to income using the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Loans receivable

Loans receivable is stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees. Interest is calculated by the use of the actuarial method.

Recognition of interest income is discontinued and existing accrued interest receivable reversed on loans that are more than ninety days delinquent or where management, through its loan review process, feels such interest is uncollectible. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Loan origination fees and certain direct loan origination costs are deferred and accreted to income as an adjustment of yield over the contractual lives of the related loans by use of the interest method.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Allowance for loan losses

An allowance for loan losses is maintained at a level necessary to absorb loan losses which are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio.

The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified losses based on a review of such information. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment.

The allowance is increased through provisions charged against current earnings and recoveries of previously charged off loans. Loans which are determined to be uncollectible are charged against the allowance. Although management believes that specific and general loan loss allowances are established to absorb losses which are probable and reasonably estimable, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

Concentration of risk

The Bank’s lending activities are concentrated in loans secured by real estate primarily located in the State of New York. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the state.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Premises and equipment

Premises and equipment are comprised of land, at cost, and buildings and improvements and furnishings and equipment, at cost, less accumulated depreciation. Depreciation charges are computed on the straight-line method over the following estimated useful lives:

Buildings and improvements	30 years
Furnishings and equipment	3 to 5 years

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

Income taxes

The Company and the Bank file consolidated federal income tax returns. Federal income taxes are allocated to the Company and the Bank based upon the contribution of their respective income or loss to the consolidated return. The Company and the Bank file separate state and city income tax returns. Federal, state and city income taxes have been provided on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which more likely than not will be realized.

Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize all deferred tax assets.

Interest rate risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and, to a lesser extent, to purchase investment and mortgage-backed securities. The potential for interest-rate risk exists as a result of the shorter duration of interest-sensitive liabilities compared to the longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of interest sensitive assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Stock-based Compensation Plans

The Company, under a plan approved by its stockholders in 2003, has granted stock options to employees and outside directors. See note 10 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provides information as to net income and net income per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended (“SFAS” No. 123), to all option grants:

		Year Ended March 31,
		2005	2004
Net income as reported		$2,033,902	$1,383,299
Remove:	Total stock-based compensation expense, net of income taxes, included in reported net income	—	—
Include:	Total stock-based compensation expense, net of income taxes, that would have been included in the determination of net income if the fair value method had been applied to all grants	(120,424)	(158,034)

Pro forma net income		$1,913,478	$1,225,265

Net income per common share, as reported:
Basic		$1.28	$0.87
Diluted		$1.27	$0.86

Pro forma net income per common share:
Basic		$1.20	$0.77
Diluted		$1.19	$0.77

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Net income per common share

Basic net income per common share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

Reclassification

Certain amounts reported in prior year consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or stockholders’ equity of the prior year.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, “Share-Based Payment”. Statement No. 123R revised Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. Statement No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation costs will be recognized over the period that an employee provides service in exchange for the award.

On April 14, 2005, the Securities and Exchange Commission (“SEC”) adopted a new rule that amends the compliance dates for Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R”). Under the new rule, the Company is required to adopt SFAS No. 123R in the first annual period beginning after December 15, 2005. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

In March 2004, the Financial Accounting Standards Board (“FASB”) reached consensus on the guidance provided by Emerging Issues Task Force Issue 03-1 (“EITF 03-1”), The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The guidance is applicable to debt and equity securities that are within the scope of FASB Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and certain other investments. EITF 03-1 specifies that an impairment would be considered other-than-temporary unless (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. EITF 03-1

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d.)

Recent accounting pronouncements (Cont’d.)

cost method investment and disclosure provisions were effective for reporting periods ending after June 15, 2004. The measurement and recognition provisions relating to debt and equity securities have been delayed until the FASB issues additional guidance. During the year ended March 31, 2005, the Company adopted the cost method investment and disclosure provisions of EITF 03-1. The adoption did not have a material impact on the consolidated financial condition, results of operations or cash flows of the Company.

2.	SECURITIES AVAILABLE FOR SALE

	March 31, 2005
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
U.S. Government Agencies:
Due after five years through ten years	$2,000,000	$—	$14,690	$1,985,310
Corporate Bonds:
Due after ten years	300,000	—	26,250	273,750
Mortgage-backed securities:
Due after ten years	692,606	—	11,682	680,924

	$2,992,606	$—	$52,622	$2,939,984

	March 31, 2004
	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
U.S. Government (including agencies):
Due after five years through ten years	$2,000,000	$42,870	$—	$2,042,870
Corporate bonds:
Due after ten years	300,000	—	10,500	289,500
Mortgage-backed securities:
Due after ten years	1,096,829	—	8,472	1,088,357

	$3,396,829	$42,870	$18,972	$3,420,727

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SECURITIES AVAILABLE FOR SALE (Cont’d.)

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related securities available for sale are as follows:

	March 31, 2005
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government (including agencies)
Due after five years within ten years	$1,985,310	$14,690	$—	$—	$1,985,310	$14,690
Corporate bonds due after ten years	—	—	273,750	26,250	273,750	26,250
Mortgage-backed securities due after ten years	—	—	680,924	11,682	680,924	11,682

	$1,985,310	$14,690	$954,674	$37,932	$2,939,984	$52,622

	March 31, 2004
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds due after ten years	$289,500	$10,500	$—	$—	$289,500	$10,500
Mortgage-backed securities due after ten years	1,088,357	8,472	—	—	1,088,357	8,472

	$1,377,857	$18,972	$—	$—	$1,377,857	$18,972

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses are on U.S. Government agency and Corporate bond securities that earn interest at a fixed rate and are due to changes in market interest rates. The unrealized losses are on mortgage-backed securities that earn interest at an adjustable rate and are the result of changes in market rates at a faster pace than the related securities. The Company and the Bank have the intent and ability to hold the securities that comprise the above schedule for a time necessary to recover the amortized cost.

There were no sales of securities available for sale during the years ended March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	INVESTMENT SECURITIES HELD TO MATURITY

	March 31, 2005
	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
U.S. Government (including agencies)
Due after five years within ten years	$2,999,517	$—	$19,527	$2,979,990
Corporate bonds:
Due after one year within five years	1,008,192	12,213	—	1,020,405

	$4,007,709	$12,213	$19,527	$4,000,395

	March 31, 2004
	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
U.S. Government (including agencies):
Due after five years within ten years	1,000,000	84,540	—	1,084,540
Corporate bonds:
Due after one year within five years	1,016,272	2,848	$—	1,019,120

	$2,016,272	$87,388	$—	$2,103,660

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related investment securities held to maturity are as follows:

	March 31, 2005
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government (including agencies)
Due after five years within ten years	$2,979,990	$19,527	$—	$—	$2,979,990	$19,527

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses are on U.S. Government agency securities that earn interest at a fixed rate and are due to changes in market interest rates. The Bank has the intent and ability to hold the securities that comprise the above schedule for a time necessary to recover the amortized cost.

There were no sales of investment securities held to maturity during the years ended March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	MORTGAGE-BACKED SECURITIES HELD TO MATURITY

	March 31, 2005
	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Government National Mortgage Association	$1,908,963	$7,246	$11,992	$1,904,217
Federal Home Loan Mortgage Corporation	1,757,989	19,182	8,481	1,768,690
Federal National Mortgage Association	38,270,215	34,969	487,328	37,817,856
Collateralized Mortgage Obligation:	40,359	20	—	40,379

	$41,977,526	$61,417	$507,801	$41,531,142

	March 31, 2004
	Carrying Value	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Government National Mortgage Association	$2,737,455	$13,324	$10,102	$2,740,678
Federal Home Loan Mortgage Corporation	2,782,763	41,679	7,783	2,816,658
Federal National Mortgage Association	25,111,181	642,040	11,412	25,741,809
Collateralized Mortgage Obligation:	59,471	54	—	59,525

	$30,690,870	$697,097	$29,297	$31,358,670

Contractual maturity data for mortgage-backed securities held to maturity is as follows (in thousands):

	March 31,
	2005		2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$2	$2	$4	$5
Due after five years through ten years	36	36	—	—
Due after ten years	41,940	41,493	30,687	31,354

	$41,978	$41,531	$30,691	$31,359

The amortized costs and carrying values shown above are by contractual final maturity. Actual maturities may differ from contractual final maturities due to scheduled monthly payments and due to the borrowers having the right to prepay obligations.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	MORTGAGE-BACKED SECURITIES HELD TO MATURITY (Cont’d.)

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related mortgage-backed securities held to maturity are as follows:

	March 31, 2005
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government National Mortgage Association	$—	$—	$1,449,664	$11,992	$1,449,664	$11,992
Federal Home Loan Mortgage Corporation	441,269	6,633	292,963	1,848	734,232	8,481
Federal National Mortgage Corporation	26,120,391	469,544	1,471,041	17,784	27,591,432	487,328

	$26,561,660	$476,177	$3,213,668	$31,624	$29,775,328	$507,801

	March 31, 2004
	Less Than		Twelve Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government National Mortgage Association	$2,416,136	$10,102	—	—	$2,416,136	$10,102
Federal Home Loan Mortgage Corporation	866,025	5,869	13,380	1,914	879,405	7,783
Federal National Mortgage Corporation	2,131,522	9,020	326,874	2,392	2,458,396	11,412

	$5,413,683	$24,991	$340,254	$4,306	$5,753,937	$29,297

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses relate to fixed rate and adjustable rate securities. Such unrealized losses are the result of changes in interest rates. The Bank has the intent and ability to hold the securities that comprise the above schedule for a time necessary to recover the amortized cost.

There were no sales of mortgage-backed securities during the years ended March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	LOANS RECEIVABLE

	March 31,
	2005	2004
Real estate mortgage:
One-to-four family	$59,717,722	$62,500,496
Multi-family	22,031,546	20,772,790
Commercial and land	32,667,448	28,790,666

	114,416,716	112,063,952

Construction participations	10,732,500	2,600,000

Consumer:
Home equity loans	1,011,692	721,846
Unsecured	34,249	6,569

	1,045,941	728,415

Total loans	126,195,157	115,392,367

Less:
Loans in process	5,096,064	1,541,723
Allowance for loan losses	736,925	581,882
Net deferred loan fees	214,549	210,227

	6,047,538	2,333,832

	$120,147,619	$113,058,535

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	LOANS RECEIVABLE (Cont’d.)

At March 31, 2005 and 2004, loans for which the accrual of interest had been discontinued totaled approximately $88,000 and $96,000, respectively. During the years ended March 31, 2005 and 2004, the Bank recognized interest income of approximately $1,000 and $2,000, respectively, on these loans. Interest income that would have been recorded, had the loans been performing in accordance with their original terms, amounted to approximately $3,800 and $5,000 for the years ended March 31, 2005 and 2004, respectively.

The Bank has granted loans to certain of its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The activity in such loans is as follows:

	Year Ended March 31,
	2005	2004
	(In Thousands)
Balance - beginning	$1,549	$2,078
New loans	750	253
Repayments	(750)	(782)

Balance - ending	$1,549	$1,549

The following is an analysis of the allowance for loan losses:

	Year Ended March 31,
	2005	2004
Balance - beginning	$581,882	$483,882
Provision charged to operations	125,000	—
Loan recoveries	30,043	98,000

Balance - ending	$736,925	$581,882

There were no impaired loans at March 31, 2005 and 2004.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INTEREST RECEIVABLE

	March 31,
	2005	2004
Loans, net of allowance for uncollected interest of $8,031 (2005) and $5,079 (2004)	$586,362	$538,900
Mortgage-backed securities held to maturity	152,774	118,015
Investment securities held to maturity	78,580	29,950
Securities available for sale	46,290	34,959

	$864,006	$721,824

7.	PREMISES AND EQUIPMENT

	March 31,
	2005	2004
Land	$400,000	$400,000
Buildings and improvements	2,510,083	2,308,574
Furnishings and equipment	599,617	604,852

	3,509,700	3,313,426
Less accumulated depreciation	1,857,839	1,800,628

	$1,651,861	$1,512,798

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	DEPOSITS

	March 31,
	2005			2004
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:
Non-interest bearing	0.00%	$1,980,986	1.82%	0.00%	$2,434,330	2.26%
Interest bearing	0.37%	9,506,835	8.71%	0.25%	6,350,389	5.88%
Regular savings	0.75%	22,201,368	20.35%	0.75%	21,895,509	20.30%
Money Market	1.36%	22,554,372	20.67%	1.15%	21,264,938	19.72%
Certificates of deposit	2.30%	52,859,470	48.45%	2.20%	55,916,110	51.84%

Total deposits	1.58%	$109,103,031	100.00%	1.53%	$107,861,276	100.00%

A summary of certificates of deposit by maturity follows (in thousands):

	March 31,
	2005	2004
One year or less	$28,920	$33,544
After one to two years	11,549	7,942
After two to three years	4,530	5,427
After three years	7,860	9,003

	$52,859	$55,916

At March 31, 2005 and 2004, time deposits with denominations of $100,000 or more amounted to approximately $11,933,000 and $12,000,000, respectively. Deposits in excess of $100,000 are not federally insured.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	DEPOSITS (Cont’d.)

Interest expense on deposits consists of the following:

	Year Ended March 31,
	2005	2004
Demand deposits	$73,516	$15,247
Savings and money market	403,518	383,654
Certificates of deposit	1,195,797	1,347,646

	1,672,831	1,746,547
Early withdrawal penalties	(7,076)	(7,017)

	$1,665,755	$1,739,530

9.	ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK (“FHLB”)

	March 31,
	2005		2004
Maturing by March 31,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2005	—	—	$6,600,000	1.78%
2006	$16,300,000	2.18%	6,300,000	2.40%
2007	12,050,000	2.80%	4,300,000	3.17%
2008	13,000,000	3.33%	6,000,000	3.59%
2009	2,000,000	3.56%	—	—

	$43,350,000	2.76%	$23,200,000	2.67%

At March 31, 2005, the advances are secured by a specific pledge of mortgage-backed securities with carrying values and fair values respectively of approximately $15,881,000 and $15,569,000, FHLB stock in the amount of $2,167,500 and a blanket assignment of qualifying mortgage loans.

At March 31, 2004, the advances are secured by FHLB stock in the amount of $1,160,000 and a blanket assignment of qualifying mortgage loans.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS

Pension Plan

The Bank has a non-contributory pension plan covering all eligible employees. The plan is a defined benefit plan which provides benefits based on a participant’s years of service and compensation. The Bank’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the “Trust”), a no loan series open-ended mutual fund. The investment funds include four equity mutual funds and two bond mutual funds, each with its own investment objectives, investment strategies and risks, as detailed in the Trust’s prospectus. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities, as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”).

The long-term investment objective is to be invested 65% in equity securities (equity mutual funds) and 35% in debt securities (bond mutual funds). If the plan is underfunded under the Guidelines, the bond fund portion will be temporarily increased to 50% in order to lessen asset value volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target (i.e., a 10% target range).

The investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above average performance when compared to their peer managers. Performance volatility is also monitored. Risk/volatility is further managed by the distinct investment objectives of ach of the Trust funds and the diversification within each fund.

The plan’s weighted-average asset allocations by asset category are as follows:

	Plan Assets at January 1,
	2005	2004
Equity securities (Mutual Funds)	71%	69%
Debt securities (Bond Mutual Funds)	29%	31%

Total	100%	100%

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5%-9% and 2%-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan’ target allocation, the expected rate of return is determined to be 9.0% which is roughly the midpoint of the range of expected return.

For the fiscal year ending March 31, 2006, the Bank expects to contribute approximately $159,000 to the Plan.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS (Cont’d.)

Pension Plan (Cont’d.)

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Year Ended March 31,	Amount
2006	$24,452
2007	57,297
2008	65,156
2009	76,161
2010	88,710
2011 - 2015	756,391

The following table sets forth the plan’s funded status:

	March 31,
	2005	2004
Change in Benefit Obligation
Benefit obligation - beginning	$1,473,454	$1,240,189
Service cost	138,348	137,697
Interest cost	93,932	85,402
Actuarial loss	170,671	53,129
Settlements and plan amendments	—	(42,963)

Benefit obligation - ending	$1,876,405	$1,473,454

Change in Plan Assets
Fair value of assets - beginning	$1,433,800	$1,101,035
Actual gain on plan assets	134,067	205,041
Employer contributions	110,306	170,687
Settlements and plan amendments	—	(42,963)

Fair value of assets - ending	$1,678,173	$1,433,800

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS (Cont’d.)

	March 31,
	2005	2004
Reconciliation of Funded Status
Accumulated benefit obligation	$(1,462,152)	$(1,141,480)

Projected benefit obligation	$(1,876,405)	$(1,473,454)
Fair value of assets	1,678,173	1,433,800

Funded status	(198,232)	(39,654)
Unrecognized loss	591,845	454,049
Unrecognized past service liability	79,356	92,444

Prepaid expense included in other assets	$472,969	$506,839

Valuation assumptions:
Discount rate	6.125%	6.375%
Salary increase rate	3.250%	3.500%

	Year Ended March 31,
	2005	2004
Net Periodic Pension Expense
Service cost	$138,348	$137,697
Interest cost	93,932	85,402
Expected return on assets	(131,772)	(105,005)
Amortization of:
Unrecognized past service liability	13,088	13,088
Unrecognized transition (asset)	—	(7,706)
Unrecognized loss	30,580	48,233

Total pension expense included in salaries and employee benefits	$144,176	$171,709

Valuation Assumptions
Discount rate	6.375%	6.500%
Long term rate	9.000%	9.000%
Salary increase rate	3.500%	4.000%

Savings and Investment Plan

The Bank sponsors a savings and investment plan, pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 10% of their compensation of which the Bank will match 100% of employees contribution up to 6% of eligible compensation. The plan expense, which is included in salaries and employee benefits, amounted to approximately $62,000 and $63,000 for the years ended March 31, 2005 and 2004, respectively.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS (Cont’d.)

Officers’ supplemental pension plan

Effective October 17, 1995, the Bank adopted a non-qualified supplemental pension plan to provide a supplemental pension benefit to the Bank’s deceased former Chief Executive Officer (the “Officer”). The plan provides for payments to be made in the amount of $20,000 per year, adjusted by the consumer price index, for fifteen years commencing with the Officer attaining age sixty-five and commencing upon retirement or date of death. Such benefit is paid to the Officer’s designated beneficiaries. Effective April 1, 1996, the Bank began making payments to the beneficiaries and has accrued $85,000 and $98,000 as of March 31, 2005 and 2004, respectively, towards this liability. Expense recorded for this plan totalled approximately $7,000 during both the years ended March 31, 2005 and 2004.

Directors’ Retirement Plan

The Bank has a non-tax qualified Directors’ Retirement Plan that provides outside directors who retire after five years of service on the Board with a monthly retirement benefit of fifty percent of the directors’ final year’s fees for 60 months. For each year of service after five years an additional 10% of directors’ fees are earned, up to a maximum of 100% of fees after ten years service. In the event of a change in control resulting in a separation of service prior to completing five years, benefits are determined as though five years are completed and begin the first month following the separation of service. In the event of the director’s death or disability prior to retirement, the director or his surviving spouse will be entitled to a benefit under the plan if the director had otherwise satisfied the age and service requirements prior to death or disability. In the event of a director’s death while receiving benefits but before all benefits have been paid to the director, the director’s surviving spouse will receive the remaining benefit payments due. The Bank’s accrued liability and expense under the plan at and for the year ended March 31, 2005 is approximately $69,000.

Employees Stock Ownership Plan (“ESOP”)

Effective upon the consummation of the Bank’s reorganization to a stock form, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $1,368,790 in proceeds from a term loan obtained from the Company to purchase 136,879 shares of the Company’s common stock in the open market. The term loan principal is payable over ten equal annual installments through September 30, 2012. Interest on the term loan is at the prime rate. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan.

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the ESOP Plan, in the year of allocation.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS (Cont’d.)

ESOP (Cont’d.)

The ESOP is accounted for in accordance with Statement of Position 93-6 “Accounting for Employee Stock Ownership Plans”, which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, compensation expense equal to the current market value of the shares is recorded, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $272,000 and $256,000 for the years ended March 31, 2005 and 2004.

The ESOP shares are summarized as follows:

	March 31,
	2005	2004
Allocated shares	40,612	26,924
Shares committed to be released	3,422	3,874
Unreleased shares	92,393	105,629

Total ESOP shares	136,427	136,427

Fair value of unreleased shares	$2,129,659	$2,042,865

2004 Incentive Stock Benefit Plan (the “Stock Benefit Plan”)

In December, 2003, the Company’s stockholders approved, and the Company implemented, the Stock Benefit Plan. Under the Stock Benefit Plan, employees of the Company and its subsidiary may be awarded shares of Company common stock (the “Stock Awards”) and issued options to purchase shares of Company common stock (the “Stock Options”) covering up to 256,648 shares in the aggregate.

Stock Awards

Stock Awards under the Stock Benefit Plan are granted in the form of Company common stock, which are held by a Plan trustee, and vest over a period of five years (20% annually from the date of grant). The Stock Awards become fully vested upon the death or disability of the holder. On December 8, 2003, the Company awarded 85,550 shares of its common stock. During the year ended March 31, 2005 and 2004, approximately $316,500 and $105,500, respectively, in expense related to the Stock Awards was recorded. The amount of expense recorded for the Stock Awards is based upon the number of shares awarded, the market price of the Company’s common stock at the grant date ($18.50 per share) and the period over which the Stock Awards are earned (60 months).

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS (Cont’d.)

2004 Incentive Stock Benefit Plan (“Stock Benefit Plan”) (Cont’d.)

Stock Options

Stock Options granted under the Stock Benefit Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing on December 8, 2003. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

On December 8, 2003, options to purchase 171,098 shares of Company common stock were granted, which include non-incentive stock options to directors and incentive stock options to officers and employees. A summary of stock option activity follows:

	Vested	Non-Vested	Total	Exercise Price
April 1, 2003	—	—	—	—
Options granted	—	171,098	171,098	$18.50
Vesting	34,220	(34,220)	—	$18.50

March 31, 2004	34,220	136,878	171,098	$18.50
Exercised	(2,716)	—	(2,716)	$18.50
Vesting	34,220	(34,220)	—	$18.50

March 31, 2005	65,724	102,658	168,382	$18.50

The following summarizes non-incentive and incentive options included above.

	Non-Incentive	Incentive	Total	Exercise Price
Vested	9,240	24,980	34,220	$18.50
Non-vested	36,956	99,922	136,878	$18.50

March 31, 2004	46,196	124,902	171,098	$18.50

	Non-Incentive	Incentive	Total	Exercise Price
Vested	18,480	47,244	65,724	$18.50
Non-vested	27,716	74,942	102,658	$18.50

March 31, 2005	46,196	122,186	168,382	$18.50

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	BENEFIT PLANS (Cont’d.)

2004 Incentive Stock Benefit Plan (“Stock Benefit Plan”) (Cont’d.)

Stock Options (Cont’d.)

The Company, as permitted by SFAS No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair value of the stock options granted during 2005, which have an exercise price equal to the market price of the Company’s common stock at the grant date, is estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

Weighted average grant-date fair value per share	$6.40
Expected common stock dividend yield	1.08%
Expected volatility	29.74%
Expected option life	7.0 years
Risk-free interest rate	3.81%

11.	INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and therefore, must calculate its tax bad debt deduction using either the experience method or the specific charge off method. Retained earnings at March 31, 2005, includes approximately $1.3 million of pre-1988 (base year) bad debt allowance for which federal income taxes have not been provided. In addition, deferred New York State and New York City taxes have not been provided on bad debt allowances in the amount of $2.3 million and $2.4 million, respectively. If such amounts are used for purposes other than to absorb bad debts, including distributions in liquidation, their will be subject to income taxes at the then current rates.

The components of income tax expense are summarized as follows:

	Year Ended March 31,
	2005	2004
Current income tax expense:
Federal	$1,030,121	$794,568
State and city	454,958	362,723

	1,485,079	1,157,291

Deferred income tax expense (benefit):
Federal	7,805	(39,854)
State and city	3,389	(23,345)

	11,194	(63,199)

	$1,496,273	$1,094,092

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES (Cont’d.)

The components of the net deferred income tax asset are as follows:

	March 31,
	2005	2004
Deferred income tax assets:
Deferred compensation	$219,683	$245,363
Allowance for loan losses	319,067	254,257
Supplemental pensions	66,792	42,822
Accrued bonus	12,989	88,373
Other items	8,283	3,997
Unrealized loss on securities available for sale	22,351	—

	649,165	634,812

Deferred income tax liabilities:
Prepaid pension	(204,782)	(221,467)
Depreciation	(63,126)	(43,245)

	(267,908)	(264,712)

Net deferred income tax asset	$381,257	$370,100

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Year Ended March 31,
	2005	2004
Federal income tax expense	$1,200,260	$842,313
Increases in taxes resulting from:
New York state and city income tax, net of federal income tax effect	302,509	223,989
Other items, net	(6,496)	27,790

Effective income tax expense	$1,496,273	$1,094,092

Effective income tax rate	42.39%	44.16%

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	STOCKHOLDERS’ EQUITY AND REGULATORY CAPITAL

For the purpose of granting to eligible account holders a priority in the event of future liquidation, the Bank, at the time of conversion, established a special account in an amount equal to its total retained earnings of $8.8 million at March 31, 2002. In the event of a future liquidation of the converted Bank (and only in such event), an eligible account holder who continues to maintain his deposit account shall be entitled to receive a distribution from the special account. The total amount of the special account is decreased (but never increased) in an amount proportionately corresponding to decrease in the deposit account balances of eligible account holders as of each subsequent year end. After conversion, no dividends may be paid to stockholders if such dividends would reduce the retained earnings of the converted Bank below the amount required by the special account.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank’s capital levels at the dates presented:

	March 31,
	2005	2004
	(In Thousands)
GAAP capital (core and tangible capital)	$21,040	$18,775
Add: general valuation allowance	737	582
Less: investment in real estate	(78)	(78)

Total regulatory capital	$21,699	$19,279

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	STOCKHOLDERS’ EQUITY AND REGULATORY CAPITAL (Cont’d.)

	As of March 31, 2005
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital (to risk-weighted assets)	$21,699	21.70%	$7,999	8.00%	$9,999	10.00%
Tier 1 Capital (to risk-weighted assets)	$21,040	21.04%	—	—	$5,999	6.00%
Core (Tier 1) Capital (to adjusted total assets)	$21,040	11.63%	$7,239	4.00%	$9,049	5.00%
Tangible Capital (to adjusted total assets)	$21,040	11.63%	$2,715	1.50%	—	—

	As of March 31, 2005
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total Capital (to risk-weighted assets)	$19,279	21.26%	$7,254	8.00%	$9,068	10.00%
Tier 1 Capital (to risk-weighted assets)	$18,775	20.70%	—	—	$5,441	6.00%
Core (Tier 1) Capital (to adjusted total assets)	$18,775	11.99%	$6,263	4.00%	$7,828	5.00%
Tangible Capital (to adjusted total assets)	$18,775	11.99%	$2,348	1.50%	—	—

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

During the years ended March 31, 2004 and 2005, the Company repurchased 19,400 and 28,181 shares, respectively, of its own common stock at a total cost of $384,099 and $594,710, respectively, under a stock repurchase program approved by the Company’s Board of Directors.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These commitments include commitments to originate loans. These financial instruments primarily include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statements of financial condition.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate and income-producing commercial properties.

Commitments to purchase securities are contacts for delayed delivery of securities in which seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from possible inability of counterparties to meet the terms of their contracts and from movement in securities values and interest rates.

The Bank had the following commitments outstanding:

	March 31,
	2005	2004
To originate or purchase loans	$8,006,000	$8,434,000

At March 31, 2005, of the $8,006,000 in outstanding commitments to originate loans, $1,230,000 were for fixed rate loans with rates ranging from 5.50% to 7.25%, $4,176,000 were for adjustable rate loans with initial rates ranging from 4.75% to 6.75%, and $2,600,000 was for an adjustable rate construction participation loan at prime +2.00%.

The Bank also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company and the Bank are parties to various litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or results of operations of the Company.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used by management for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. Fair value estimates, methods and assumptions are set forth below.

Cash and cash equivalents and interest receivable

The carrying amounts for cash and cash equivalents and interest receivable approximate fair value because they mature in three months or less.

Securities

The fair value of securities, both available for sale and held to maturity, are based on quoted market or dealer prices, if available. If quoted market or dealer prices are not available, fair value is estimated using quoted market prices for similar securities.

Loans receivable

Fair value is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Deposits

The fair value of demand and savings deposit accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flow using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Advances from Federal Home Loan Bank of New York

The fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d.)

Commitments

The fair value of loan commitments is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates.

	March 31,
	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets
Cash and cash equivalents	$6,364	$6,364	$3,560	$3,560
Securities available for sale	2,940	2,940	3,420	3,420
Investment securities held to maturity	4,008	4,000	2,016	2,104
Mortgage-backed securities held to maturity	41,978	41,531	30,691	31,359
Loans receivable	120,148	121,498	113,059	116,474
Interest receivable	864	864	722	722
Financial liabilities
Deposits	109,103	109,519	107,861	108,752
Advances	43,350	42,685	23,200	23,599
Commitments
To originate or purchase loans	—	—	—	—

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont’d.)

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

15.	PARENT ONLY FINANCIAL INFORMATION

The following are condensed financial statements for Atlantic Liberty Financial Corp. (Parent company only).

STATEMENTS OF CONDITION

	March 31,
	2005	2004
Assets:
Cash and due from banks	$2,817,160	$2,888,841
Securities available for sale	2,939,984	3,420,727
ESOP loan receivable	958,153	1,095,032
Investment in subsidiary	21,039,715	18,774,632
Interest receivable	46,290	34,959
Other assets	53,757	26,870

Total assets	$27,855,059	$26,241,061

Liabilities	28,302	10,264

Stockholders’ equity	27,826,757	26,230,797

Total liabilities and stockholders’ equity	$27,855,059	$26,241,061

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	PARENT ONLY FINANCIAL INFORMATION (Cont’d.)

STATEMENTS OF INCOME

	Year Ended March 31,
	2005	2004
Interest income	$192,936	$151,510

Total income	192,936	151,510

Legal expense	21,500	53,995
Other expenses	104,430	115,120

Total non-interest expenses	125,930	169,115

Income (loss) before income tax and equity in undistributed earnings of subsidiary	67,006	(17,605)
Income tax	38,218	46,980

Income (loss) before equity in undistributed earnings of subsidiary	28,788	(64,585)
Equity in undistributed earnings of subsidiary	2,005,114	1,447,884

Net income	$2,033,902	$1,383,299

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	PARENT ONLY FINANCIAL INFORMATION (Cont’d.)

STATEMENTS OF CASH FLOWS

	Year Ended March 31.
	2005	2004
Cash flows from operating activities:
Net income	$2,033,902	$1,383,299
Adjustments to reconcile net income to net cash used in operating activities:
Net amortization of premium	8,396	12,819
(Increase) in interest receivable	(11,332)	(9,170)
(Increase) in other assets	(4,536)	(9,770)
Increase in other liabilities	18,038	10,264
Distribution of treasury stock to MRP	328,779	—
Equity in undistributed earnings of subsidiary	(2,005,114)	(1,447,884)

Net cash used in operating activities	368,133	(60,442)

Cash flows from investing activities:
Purchase of securities available for sale	(2,000,000)	(2,300,000)
Proceeds from repayments of securities available for sale	2,395,827	592,916
Decrease in loans receivable	136,879	136,879

Net cash provided by (used in) investing activities	532,706	(1,570,205)

Cash flows from financing activities:
Cash dividends	(428,057)	(244,328)
Purchase of treasury stock	(594,709)	(384,099)
Sale of treasury stock	50,246	—

Net cash (used in) financing activities	(972,520)	(628,427)

Net (decrease) in cash and cash equivalents	(71,681)	(2,259,074)
Cash and cash equivalents - beginning	2,888,841	5,147,915

Cash and cash equivalents - ending	$2,817,160	$2,888,841

ATLANTIC LIBERTY FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
	(Dollars in thousands, except for per share amounts)
Total interest income	$2,379	$2,452	$2,506	$2,480
Total interest expense	666	720	728	715

Net interest income	1,713	1,732	1,778	1,765
Provision for loan losses	—	125	—	—
Non-interest income	154	958	208	148
Non-interest expenses	1,173	1,231	1,150	1,247
Income taxes	289	572	350	285

Net income	$405	$762	$486	$381

Net income per common share -
Basic	$0.26	$0.48	$0.31	$0.24
Diluted	$0.26	$0.48	$0.30	$0.23
Weighted average number of common shares outstanding -
Basic	1,584,289	1,585,455	1,592,751	1,601,111
Diluted	1,584,289	1,585,455	1,606,850	1,644,814

	Quarter Ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(Dollars in thousands, except for per share amounts)
Total interest income	$1,986	$2,028	$2,174	$2,202
Total interest expense	480	523	582	566

Net interest income	1,506	1,505	1,592	1,636
Provision for loan losses	—	—	—	—
Non-interest income	105	102	96	111
Non-interest expenses	948	965	1,040	1,223
Income taxes	294	286	302	212

Net income	$369	$356	$346	$312

Net income per common share -
Basic	$0.23	$0.22	$0.22	$0.20
Diluted	$0.23	$0.22	$0.22	$0.19
Weighted average number of common shares outstanding -
Basic	1,591,369	1,595,803	1,599,214	1,596,413
Diluted	1,591,369	1,595,803	1,607,020	1,606,516

Appendix E

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

Atlantic Liberty Financial Corp.

Consolidated Statements of Financial Condition

(in thousands of dollars)

(unaudited)

	At December 31, 2005	At March 31, 2005
ASSETS
Cash and cash equivalents
Cash and amounts due from depository Institutions	$2,565	$1,261
Interest earning deposits	3,106	5,103

Total cash and cash equivalents	5,671	6,364
Securities available for sale	2,774	2,940
Investment securities held to maturity	3,002	4,008
Mortgage-backed securities held to maturity	35,197	41,977
Loans receivable	121,293	120,148
Investment in real estate	78	78
Premises and equipment	1,709	1,652
Federal Home Loan Bank of New York Stock	2,181	2,168
Interest receivable	780	864
Deferred income tax	562	381
Other assets	3,767	3,394

Total Assets	$177,014	$183,974

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$103,933	$109,103
Federal Home Loan Bank of New York advances	41,550	43,350
Advance payments by borrowers for taxes and insurance	1,344	1,062
Other liabilities	1,774	2,632

Total Liabilities	148,601	156,147
Commitments & Contingencies	—	—
Stockholders’ equity	—	—
Preferred Stock $.10 par value, 500,000 shares authorized	—	—
Common Stock $.10 par value, 6,000,000 shares authorized 1,731,483 Shares Issued -shares outstanding- 1,719,956(12/05);1,683,224(3/05)	173	171
Paid in Capital	17,046	16,495
Retained Earnings-substantially restricted	12,301	12,709
Unearned ESOP Shares	(821)	(924)
Accumulated other comprehensive income	(36)	(30)
Treasury Stock, at cost; 11,527 shares(12/05); 27,760 shares(3/05)	(250)	(594)

Total Stockholders’ Equity	28,413	27,827

Total liabilities and Stockholders’ Equity	$177,014	$183,974

See notes to consolidated financial statements.

Atlantic Liberty Financial Corp.

Statements of Income

(in thousands of dollars, except per share data)

(unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2005	2004	2005	2004
Interest and dividend income
Loans	$2,033	$1,954	$6,030	$5,701
Mortgage backed securities held to maturity	382	455	1,199	1,373
Securities available for sale	37	19	109	105
Securities held to maturity	43	33	138	85
Other interest-earning assets	58	45	141	74

Total interest income	2,553	2,506	7,617	7,338

Interest expense
Deposits	516	420	1,437	1,249
Advances	363	305	1,011	854
Escrow	5	4	13	12

Total interest expense	884	729	2,461	2,115

Net interest income	1,669	1,777	5,156	5,223
Provision for loan losses	0	0	0	125

Net interest income after provision for loan loss	1,669	1,777	5,156	5,098

Non-interest income
Service fees	38	121	205	319
Miscellaneous	40	87	120	1,001

Total non-interest income	78	208	325	1,320

Non-interest expenses
Salaries and employee benefits	2,053	702	3,452	2,047
Directors Compensation	57	58	164	175
Net occupancy expenses	15	47	89	122
Equipment	94	107	299	308
Advertising	6	13	29	29
Federal Insurance Premium	4	4	11	13
Legal fees	293	13	326	276
Miscellaneous	369	21l	767	603

Total non-interest expenses	2,891	1,155	5,137	3,573

(Loss) Income before income taxes	(1,144)	830	344	2,845
Income tax (benefit) expense	(422)	344	224	1,192

Net (Loss) income	$(722)	$486	$120	$1,653

(Loss) Earnings per share
Basic	($0.45)	$0.31	$0.07	$1.04
Diluted	($0.43)	$0.30	$0.07	$1.04
Weighted average shares	1,607,373	1,592,751	1,601,493	1,587,498
Fully diluted average shares	1,663,119	1,606,850	1,650,342	1,590,632

See notes to financial statements

Atlantic Liberty Financial Corp

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands of dollars)

(unaudited)

	Common Stock	Additional Paid In Capital	Retained Earnings -Substantially Restricted	Unearned ESOP Shares	Accumulated Other Comprehensive Income	Treasury Stock	Total

Balance - March 31, 2005	$171	$16,495	$12,709	$(924)	$(30)	$(594)	$27,827

Net Income			120				120
Unrealized gain (loss) on securities available for sale					(6)		(6)

Comprehensive income							114

Cash dividends			(358)				(358)
ESOP shares committed to be released		185		103			288
Amortization of unearned MRP shares		225					225
Acquisition of MRP shares		(316)	(54)			370	—
Purchase of Treasury stock-at cost						(248)	(248)
Retirement of Common Stock	(1)		(116)			117	—
Issuance of Common Stock to fund vesting of MRP shares	3	472					475
Reissuance of Treasury stock		(15)				105	90

Balance - December 31, 2005	$173	$17,046	$12,301	$(821)	$(36)	$(250)	$28,413

See notes to consolidated financial statements

Atlantic Liberty Financial Corp.

Consolidated Statements of Cash Flows

(in thousands of dollars)

(unaudited)

Cash flows from operating activities	Nine Months Ended December 31,
	2005	2004
Net income	$120	$1,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	120	127
Net accretion of premiums, discounts and deferred loan fees	141	128
Provision for loan losses	—	125
Decrease (increase) in interest receivable	84	(111)
Deferred income taxes	(181)	(100)
(Increase) decrease in other assets	(373)	153
(Decrease) increase in other liabilities	(858)	400
Recognition and Retention Plan expense	700	237
ESOP compensation expense	288	192

Net cash provided by operating activities	41	2,804

Cash flows from investing activities:
Purchases of:
Securities available for sale	(1,000)	(2,000)
Investment securities held to maturity	(1,000)	(3,000)
Mortgage-backed securities held to maturity	—	(20,043)
Proceeds of maturities, calls and principal repayments on:
Securities available for sale	1,000	2,000
Investment securities held to maturity	2,000	1,000
Mortgage-backed securities held to maturity	6,756	6,988
Mortgage-backed securities available for sale	153	337
Net (increase) in loans receivable	(1,249)	(6,826)
Additions to premises and equipment	(177)	(258)
(Purchase) of Federal Home Loan Bank of New York Stock	(13)	(1,008)

Net cash provided (used in) investing activities	6,470	(22,810)

Cash flows from financing activities:
Net (decrease) increase in deposits	(5,170)	3,164
Advances from Federal Home Loan Bank of New York	18,500	20,150
Repayment of advances from Federal Home Loan Bank of New York	(20,300)	—
Net increase in borrower’s escrow for taxes and insurance	282	294
Cash dividends	(358)	(310)
Purchase of treasury stock	(248)	(295)
Treasury stock issued upon exercise of options	90	329

Net cash (used in) provided by financing activities	(7,204)	23,332

Net (decrease) increase in cash and cash equivalents	(693)	3,326
Cash and cash equivalents at beginning of period	6,364	3,560

Cash and cash equivalents at end of period	5,671	6,886

Supplemental disclosures of cash flow information Cash paid for:
Interest on deposits and borrowings	2,461	2,115

Income taxes	$1,054	$1,453

See notes to consolidated financial statements.

Atlantic Liberty Financial Corp.

Notes to Consolidated Financial Statements

December 31, 2005

(Unaudited)

Note 1- Basis of Presentation

Principles of Consolidation:

The accompanying Consolidated Interim financial Statements include the accounts of Atlantic Liberty Financial Corp. (“The Company”) and its wholly owned subsidiary Atlantic Liberty Savings, F.A. (“The Association”). All significant inter-company balances and transactions have been eliminated. The Company began operations on October 22, 2002 following the completion of Atlantic Liberty Savings F.A.’s conversion from mutual to stock form.

The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-QSB. Accordingly, certain disclosures required by accounting principles generally accepted in the United States of America are not included herein. These interim statements should be read in conjunction with the Association’s audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission by the Company.

Interim statements are subject to possible adjustment in connection with the annual audit of the Company for the year ending March 31, 2006. In the opinion of management of the Company, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position and consolidated results of operations for the periods presented.

The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Note 2- Summary of Significant Accounting Policies

Nature of Operations:

The Association is a federally chartered stock savings and loan association, which maintains insurance on deposit accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation. The Association is engaged in the business of retail banking with operations conducted through its main office and one branch, both of which are located in Brooklyn, New York.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the amount of deferred taxes, which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate and that all deferred taxes are more likely than not to be realized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the Association’s market area. The assessment of the amount of deferred tax assets more likely than not to be realized is based upon projected future taxable income, which is subject to continual revisions for updated information.

Note 3- Employee Stock Ownership Plan

As part of its conversion to stock form, the Association established an employee stock ownership plan (ESOP) for the benefit of eligible employees. The ESOP borrowed $1,368,790 from the Company and used those funds to acquire 136,879 shares of the Company’s common stock at $10 per share.

Shares held by the ESOP are released to ESOP participants based on principal and interest repayments made by the ESOP on the loan from the Company. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Association’s discretionary contributions to the ESOP and earnings on the ESOP’s assets. Principal and interest payments are scheduled to occur over a ten-year period. However, in the event the Company’s contributions exceed the minimum debt service requirements, additional principal payment will be made. Principal and interest payments took place on December 31, 2002, December 29, 2003, December 29, 2004, and December 28, 2005 resulting in 13,688 shares being released to eligible employees in each year.

Note 4- 2003 Incentive Stock Benefit Plan

In November 2003, the Company’s stockholders approved, and the Company implemented, the 2003 Incentive Stock Benefit Plan. Under the Stock Benefit Plan, employees and directors of the Company and its subsidiary may be awarded shares of Company common stock (the “Stock Awards”) and issued options to purchase shares of Company common stock (the “Stock Options”) covering up to 256,648 shares in the aggregate.

Stock Awards

Stock Awards under the Stock Benefit Plan are granted in the form of Company common stock, which are held by a Plan trustee, and vest over a period of five years (20% annually from the date of grant). The Stock Awards become fully vested upon the death or disability of the holder. On December 8, 2003, the Company awarded 85,550 shares of its common stock. During the quarter ended December 31, 2005, the Company accelerated the vesting of 25,664 restricted stock awards in order to take advantage of tax planning opportunities related to the pending merger with Flushing Financial (see note 10). As of December 31, 2005, there are 25,660 stock awards remaining to vest. During the quarters ended December 31, 2005 and December 31, 2004, approximately $541,000 and $79,000, respectively in expense related to the Stock Awards was recorded. During the nine-month periods ended December 31, 2005 and December 31, 2004, approximately $700,000 and $237,000, respectively in expense was recorded. The amount of expense recorded for the Stock Awards is based upon the number of shares awarded, the market price of the Company’s common stock at the grant date ($18.50 per share) and the period over which the stock awards are earned. The expense recorded for the quarter and nine-months ended December 31, 2005 recognizes the early vesting of the 25,664 restricted stocks awards.

Stock Options

Stock Options granted under the Stock Benefit Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing on December 8, 2003. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

On December 8, 2003, options to purchase 171,098 shares of Company common stock were granted, which include non-incentive stock options to directors and incentive stock options to officers and employees. A summary of stock option activity for the quarter ended December 31, 2005 follows:

	Vested	Non-Vested	Total	Exercise Price
September 30, 2005	60,870	97,217	157,887	$18.50
Vested	34,219	(34,219)	—	$18.50
Forfeited	—	(450)	(450)	$18.50

December 31, 2005	94,889	62,548	157,437	$18.50

The following summarizes non-incentive and incentive options included above.

	Non-Incentive	Incentive	Total	Exercise Price
Vested	27,718	67,171	94,889	$18.50
Non-vested	18,478	44,070	62,548	$18.50

December 31, 2005	46,196	111,241	157,437	$18.50

At December 31, 2005, 94,889 options were exercisable.

The Company, as permitted by SFAS No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair value of the stock options granted during fiscal 2004, which have an exercise price equal to the market price of the Company’s common stock at the grant date, is estimated using the Black-Scholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

Weighted average grant-date fair value per share	$6.40
Expected common stock dividend yield	1.08%
Expected volatility	29.74%
Expected option life	7.0 years
Risk-free interest rate	3.81%

The Company will implement SFAS No. 123(revised) in the last quarter of fiscal 2006 and accordingly, it will record stock option expense during that period. The following table provides information as to net income and net income per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended (“SFAS” NO. 123), to all option grants:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2005	2004	2005	2004
	(Dollars In Thousands Except Share Data)
Net (loss) Income	$(722)	$486	$120	$1,653
Deduct: Stock option expense determined under fair value based method	30	30	90	90

Pro forma net (loss) income	$(752)	$456	$30	$1,563

Net (loss) per common share, as reported:
Basic	$(0.45)	$0.31	$0.07	$1.04
Diluted	$(0.43)	$0.30	$0.07	$1.04

Pro forma net (loss) income per common share
Basic	$(0.47)	$0.29	$0.02	$0.98
Diluted	$0.45	$0.28	$0.02	$0.98

Note 5- Earnings Per Share

Amounts reported as basic earnings per share of common stock reflect earnings available to stockholders for the period divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share, give effect to stock awards and option securities exercisable into common stock, which would have a dilutive effect.

Note 6- Dividend Declaration

On January 17, 2006, the Company’s Board of Directors declared a quarterly cash dividend of $0.08 per share to be paid on February 7, 2006 to shareholders of record on January 27, 2006.

Note 7- Share Repurchase Program

In January 2004, the Company’s Board of Directors approved a Stock Repurchase Program to acquire up to 85,550 shares of the Company’s common stock, which represents approximately 5% of the outstanding common stock. At September 30, 2005, the Company had 28,637 treasury shares. During the quarter ended December 31, 2005, the Company did not purchase any shares and reissued 17,110 shares classified as treasury shares to cover the normal annual vesting of restricted stock awards. At December 31, 2005, the Company had 11,527 treasury shares. At December 31, 2005 the Company had the authority to purchase up to 32,194 additional shares under its Stock Repurchase Program.

Note 8- Employee Retirement Plan- Components of Net Periodic Pension Cost

Periodic pension expense was as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2005	2004	2005	2004
	(Dollars In Thousands)
Service cost	$41	$35	$123	$105
Interest cost	29	23	87	69
Expected return on assets	(39)	(33)	(117)	(99)
Amortization of:
Unrecognized past service liability	3	3	9	9
Unrecognized loss net (gain) loss	10	8	30	24

Total pension expense included in salaries and employee benefits	$44	$36	$132	$108

Note 9- Settlement of Litigation

Earnings for the nine-months ended December 31, 2004 include non-recurring non-interest income of $825,000 received in connection with the settlement of litigation. After taxes and legal fees, the settlement resulted $340,000 or $0.22 per share for the nine-months ended December 31, 2004.

Note 10- Definitive Merger Agreement

On December 20, 2005 the Company and Flushing Financial Corporation (“Flushing”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger of the Company into Flushing. Flushing is the holding company of Flushing Savings Bank, FSB, a federal savings bank headquartered in Lake Success, New York. Under the terms of the Merger Agreement, stockholders of the Company will be given the right to elect the following consideration for each share of the Company common stock: (i) 1.43 shares of Flushing common stock; (ii) $24.00 in cash: or (iii) a combination of cash and stock, subject to election and allocation procedures that are intended to ensure that in the aggregate, 65% of the shares of the Company are converted into Flushing common stock and 35% of the Company shares are converted into cash. The Company stock options will be cashed out for the in-the-money value of such options unless the option holder elects to have all or a portion of the options converted into options to purchase Flushing common stock. The transaction has an aggregate value of approximately $41.9 million, based on Flushing’s share price at the close of business on December 20, 2005. The transaction is expected to close during the second quarter of 2006.

Earnings for the quarter and nine months ended December 31, 2005 include non-recurring expenses of $1,860,000 associated with the proposed merger. These non-recurring expenses include the acceleration and payment in 2005 of amounts due to certain executives under their employment agreements in connection with the proposed merger, as well as the accelerated vesting of restricted stock awards. The payments under the employment agreements and the acceleration of restricted stock awards occurred in 2005 in order to take advantage of tax planning opportunities relating to the pending merger with Flushing Financial. After tax benefits, the non-recurring expenses reduced income by $1,100,000 or $0.68 per share ($0.66 per share fully diluted) for the three-months ended December 31, 2005, and $0.69 per share ($0.67 per share fully diluted) for the nine-months ended December 31, 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) he shall not have been adjudged liable to the corporation. Any such indemnification (unless ordered by a court) may be made by the corporation only as authorized in each specific case by the corporation upon a determination that indemnification of the present or former director, officer, employee or agent is proper because such person has met the applicable standard of conduct, which indemnification shall be made in the case of a director or officer at the time of the determination by the shareholders, a majority vote of disinterested directors, a committee of disinterested directors or by independent legal counsel in a written opinion, if there are no such directors or if such directors so direct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him against such liability under Section 145.

Article TENTH of the Certificate of Incorporation of Flushing Financial Corporation (the “Corporation”) sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

TENTH.

(A) No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation law, as so amended.

(B) The Corporation shall indemnify to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving, in any capacity, at the request of the Corporation, any other corporation, partnership, joint venture, trust, association or other enterprise, including service with respect to an employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against judgments, fines, penalties, amounts paid in settlement, and expenses (including attorneys’ fees and expenses, expenses and cost of investigations, and expenses of enforcement of such person’s rights under this Article TENTH) incurred by such person in connection with such Proceeding; provided, however, that no such indemnification shall be required for amounts paid in any settlement or other nonadjudicated disposition of any Proceeding unless the Board of Directors of the Corporation has given its prior consent to such settlement or disposition.

(C) The right to indemnification conferred by this Article TENTH shall also include the right of such persons to be paid in advance by the Corporation for their expenses to the full extent permitted by the laws of the State of Delaware as from time to time in effect. The right to indemnification conferred on such persons by this Article TENTH shall be a contract right and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

(D) The Corporation may, to the extent authorized from time to time by the Board of Directors, indemnify to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any Proceeding, by reason of the fact that such person is or was an employee (other than an officer) or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity.

The rights and authority conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation or the By-Laws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

Notwithstanding anything to the contrary contained in this Article TENTH, the Corporation shall not indemnify any person in connection with any Proceeding initiated by such person against any other person or entity other than the Corporation or any Subsidiary unless such Proceeding was authorized by the Board of Directors of the Corporation.

Neither the amendment nor repeal of this Article TENTH, nor the adoption of any provision of the Certificate of Incorporation or By-Laws or of any statute inconsistent with this Article TENTH, shall eliminate or reduce the effect of this Article TENTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits. The following is a list of Exhibits to this Registration Statement:

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of December 20, 2005 by and between Flushing Financial Corporation and Atlantic Liberty Financial Corp. (1)

3.1	Certificate of Incorporation of Flushing Financial Corporation (2)

3.2	Certificate of Amendment to Certificate of Incorporation of Flushing Financial Corporation (3)

3.3	Bylaws of Flushing Financial Corporation (2)

4.1	Certificate of Incorporation of Flushing Financial Corporation (See Exhibits 3.1 and 3.2)

4.2	Bylaws of Flushing Financial Corporation (See Exhibit 3.3)

4.3	Rights Agreement dated as of September 17, 1996 between Flushing Financial Corporation and State Street Bank and Trust Company, as Rights Agent (4)

5.1	Opinion of Thacher Proffitt & Wood LLP regarding legality of securities being registered*

8.1	Form of Opinion of Thacher Proffitt & Wood LLP as to tax matters*

8.2	Form of Opinion of Luse Gorman Pomerenk & Schick, P.C. as to tax matters*

23.1	Consent of Thacher Proffitt & Wood LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Luse Gorman Pomerenk & Schick, P.C. (included in Exhibit 8.2)

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Beard Miller Company LLP

24.1	Power of Attorney (set forth on signature page)

99.1	Form of Proxy Card for Special Meeting of Stockholders of Atlantic Liberty Financial Corp.

99.2	Consent of Sandler O’Neill & Partners, L.P.

*	To be filed by amendment

(1)	Included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement.

(2)	Incorporated by reference to the Exhibits to Flushing Financial Corporation’s Registration Statement on Form S-1 (Registration No. 333-96488).

(3)	Incorporated by reference to the Exhibits to Flushing Financial Corporation’s Registration Statement on Form S-8 filed on May 31, 2002.

(4)	Incorporated by reference to the Exhibits to Flushing Financial Corporation’s Current Report on Form 8-K filed on September 30, 1996.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lake Success, State of New York, on April 10, 2006.

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
John R. Buran
Director, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Flushing Financial Corporation (the “Company”) severally constitute and appoint John R. Buran with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said John R. Buran may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-4 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said John R. Buran shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ John R. Buran John R. Buran	Director, President and Chief Executive Officer	April 10, 2006

/s/ Gerard P. Tully Gerard P. Tully	Director and Chairman of the Board	April 10, 2006

/s/ David W. Fry David W. Fry	Senior Vice President and Chief Financial Officer	April 10, 2006

/s/ James D. Bennett James D. Bennett	Director	April 10, 2006

/s/ Steven J. D’Iorio Steven J. D’Iorio	Director	April 10, 2006

/s/ Louis C. Grassi Louis C. Grassi	Director	April 10, 2006

Signatures	Title	Date

/s/ Michael J. Hegarty Michael J. Hegarty	Director	April 10, 2006

/s/ John J. McCabe John J. McCabe	Director	April 10, 2006

/s/ Vincent F. Nicolosi Vincent F. Nicolosi	Director	April 10, 2006

/s/ Donna M. O’Brien Donna M. O’Brien	Director	April 10, 2006

/s/ Franklin F. Regan, Jr. Franklin F. Regan, Jr.	Director	April 10, 2006

/s/ John E. Roe, Sr. John E. Roe, Sr.	Director	April 10, 2006

/s/ Michael J. Russo Michael J. Russo	Director	April 10, 2006

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of December 20, 2005 by and between Flushing Financial Corporation and Atlantic Liberty Financial Corp. (1)

3.1	Certificate of Incorporation of Flushing Financial Corporation (2)

3.2	Certificate of Amendment to Certificate of Incorporation of Flushing Financial Corporation (3)

3.3	Bylaws of Flushing Financial Corporation (2)

4.1	Certificate of Incorporation of Flushing Financial Corporation (See Exhibits 3.1 and 3.2)

4.2	Bylaws of Flushing Financial Corporation (See Exhibit 3.3)

4.3	Rights Agreement dated as of September 17, 1996 between Flushing Financial Corporation and State Street Bank and Trust Company, as Rights Agent (4)

5.1	Opinion of Thacher Proffitt & Wood LLP regarding legality of securities being registered*

8.1	Form of Opinion of Thacher Proffitt & Wood LLP as to tax matters*

8.2	Form of Opinion of Luse Gorman Pomerenk & Schick, P.C. as to tax matters*

23.1	Consent of Thacher Proffitt & Wood LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Luse Gorman Pomerenk & Schick, P.C. (included in Exhibit 8.2)

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Beard Miller Company LLP

24.1	Power of Attorney (set forth on signature page)

99.1	Form of Proxy Card for Special Meeting of Stockholders of Atlantic Liberty Financial Corp.

99.2	Consent of Sandler O’Neill & Partners, L.P.

*	To be filed by amendment

(1)	Included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement.

(2)	Incorporated by reference to the Exhibits to Flushing Financial Corporation’s Registration Statement on Form S-1 (Registration No. 333-96488).

(3)	Incorporated by reference to the Exhibits to Flushing Financial Corporation’s Registration Statement on Form S-8 filed on May 31, 2002.

(4)	Incorporated by reference to the Exhibits to Flushing Financial Corporation’s Current Report on Form 8-K filed on September 30, 1996.